Annual report dated October 31, 2005 enclosed.

Schwab Equity Index Funds

Schwab S&P 500 Index Fund
(formerly Schwab S&P 500 Fund)

Schwab 1000 Index® Fund
(formerly Schwab 1000 Fund®)

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

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Save paper. Sign up for electronic delivery at **www.schwab.com/edelivery**.

charles **SCHWAB**

Give Your Portfolio a 5-Star Treatment.

Add the Schwab Hedged Equity Fund™ to your portfolio today.

The Schwab Hedged Equity Fund draws on Schwab's industry-recognized stock-evaluation methodology—Schwab Equity Ratings®. The Schwab Equity Ratings evaluate approximately 3,000 US-headquartered stocks, and based on their potential to outperform the market over the next 12 months, award each stock a rating, ranging from A (strongly outperform) to F (strongly underperform). Fund managers employ hedging techniques—holding long positions primarily in A- and B-rated stocks and taking limited short positions primarily in D- and F-rated stocks—to seek to minimize market volatility while enhancing long-term performance. It's a strategy that has delivered excellent returns since the fund's inception, outperforming the S&P 500 Index while incurring less market risk.[1]



Average Annual Total Return (% as of 9/30/05) **and Morningstar Rating** (as of 11/30/05)

- Schwab Hedged Equity Fund Select Shares (SWHEX)
- S&P 500® Index

	1 Year	3 Years	Since Inception 9/3/02
Schwab Hedged Equity Fund	18.82%	16.65%	14.40%
S&P 500 Index	12.25%	16.70%	11.96%

Morningstar Rating™
★★★★★

Overall/3-Year Rating[2]
Moderate Allocation Category
Out of 727 Funds

Performance data quoted is past performance and no guarantee of future results. Current performance may be higher or lower. Investment value will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please go to schwab.com for month-end performance figures. Morningstar gives ratings of four or five stars to the top 33% of all funds (of the 33%, 10% get five stars and 22.5% get four stars) based on their risk-adjusted returns. The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund's 3-, 5-, and 10-year (if applicable) Morningstar Rating™ metrics.

To place your order, call 1-877-340-1713 or visit www.schwab.com/hedgedequity

Investors should carefully consider information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-877-340-1713. Please read the prospectus carefully before investing.

The fund's long positions can decline in value at the same time the value of the short stock increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Investor Shares, with an inception date of 2/28/05, are not yet eligible for a Morningstar rating. Investor Shares will experience a reduced rate of return since they have a higher expense ratio. The rankings presented reflect the waiver of all or a portion of the fund's fees. Without such waiver, the rankings would/may have been lower.

[1] The fund's beta is 0.49 as of 9/30/05. Beta is a measure of an investment's sensitivity to the market, with the S&P 500 Index as the most common proxy. The index is defined as having a beta of 1. Investment with a beta higher than 1 are expected to rise and fall more than the index, while those with a beta less than 1 are expected to rise and fall less.

[2] Morningstar proprietary ratings reflect historical risk-adjusted performance as of 11/30/05. For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The top 10% of the funds in an investment category receive 5 stars, 22.5% receive 4 stars, 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star.

Schwab Equity Index Funds

Annual Report
October 31, 2005

Schwab S&P 500 Index Fund
(formerly Schwab S&P 500 Fund)

Schwab 1000 Index® Fund
(formerly Schwab 1000 Fund®)

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five cost-efficient ways to tap into the power of the stock market for long-term growth potential.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab to perform a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Small-cap funds are subject to greater volatility than those in other asset categories.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have now grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. I'm especially pleased to highlight the strong performance of the Schwab Small-Cap Equity Fund which ranked in the top 2% of its category for the one-year period ended October 31, 2005.[1]

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

---

[1] Source: Lipper Small Cap Core Funds. For the one-year period, rankings were: Select Shares #11 and Investor Shares #12 out of 604 funds. Numbers assume reinvestment of dividends and capital gains over each time period. Lipper, Inc. rankings are based on average total returns not including sales charges.

Management's Discussion for the year ended October 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for the Schwab Equity Index Funds for the one-year period ended October 31, 2005.

With their market-tracking performance, broad diversification and lower costs, index funds can complement a portfolio of actively managed funds. For example, the Schwab 1000 Index Fund includes the stocks of the largest 1,000 publicly traded companies in the United States. This fund has delivered solid results and is a tax-efficient investment that can serve as the core stock portion of an asset allocation strategy.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. In terms of development, Schwab Funds launched seven new funds in 2005. Among the new funds is the Schwab Large-Cap Growth Fund, which commenced operations on October 3, 2005. This fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion and is actively managed by a team of investment professionals that understands how a disciplined investment strategy can help achieve competitive returns.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Larry Mano, vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the Schwab Total Stock Market Index Fund and co-management of the remaining funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

Despite a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit all-time highs and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the Fed Funds Target eight consecutive times in the one-year report period. The moves had a limited impact on overall economic growth, due primarily to the record-low level of interest rates from which the increases began.

Despite concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.6%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past few months was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructure in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September. However, a quick action by the federal government to release Strategic Petroleum Reserves and soften oil demand led to a subsequent decline off that peak. While the full economic effect of the hurricanes was unknown at the end of the report period, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in the area.

Another significant event that occurred during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he has not yet been confirmed into office, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for day-to-day co-management of the funds except for the Schwab Total Stock Market Index Fund. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks held up well. The S&P 500 Index[1] posted gains of 8.72% for the one-year period ending on October 31, 2005 while the Russell 2000 Index also displayed a positive return of 12.08%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 18.09% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 1.13%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we were in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 8.72% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 12.08% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.09% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 1.13% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the 12 months ended 10/31/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Index Fund
Investor Shares **8.44%**
Select Shares® **8.66%**
e.Shares® **8.58%**
Benchmark **8.72%**

Performance Details . . . . pages 7-9

Schwab 1000 Index® Fund
Investor Shares **10.04%**
Select Shares **10.21%**
Benchmark **10.28%**

Performance Details . . . . . pages 11-12

Schwab Small-Cap Index Fund®
Investor Shares **12.66%**
Select Shares **12.86%**
Benchmark **12.85%**

Performance Details . . . . . pages 14-15

Schwab Total Stock Market Index Fund®
Investor Shares **10.45%**
Select Shares **10.63%**
Benchmark **10.77%**

Performance Details . . . . . pages 17-18

Schwab International Index Fund®
Investor Shares **17.30%**
Select Shares **17.56%**
Benchmark **17.77%**

Performance Details . . . . . pages 20-21

The funds in this report are index funds and share the same basic investment strategy: They are designed to track the performance of a stock market index. Each fund tracks a different index. Bear in mind that indices are unmanaged and cannot be invested in directly. Also, unlike an index, the fund's return includes the impact of operating expenses.

The Schwab S&P 500 Index Fund was up 8.44% for the report period, closely tracking its benchmark, the S&P 500 Index, which was up 8.72%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Most of the fund's appreciation occurred during the second and third quarter of 2005. With the price of crude oil appreciating during the period, energy-related stocks were the overall top performers in the fund. Within the Schwab S&P 500 Index Fund, the best performing sectors were Utilities and Energy. On the downside, Telecommunication Services and Consumer Discretionary were the worst performing sectors and detracted from overall performance. Some of the top performing companies within the fund were Altria Group, Inc. and Exxon Mobil Corp.

The Schwab 1000 Index Fund was up 10.04% for the report period, closely tracking its benchmark, the Schwab 1000 Index, which was up 10.28%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Leading contributors to the fund's performance included the Utilities and Energy sectors. Health Care also played an active role in the total returns for the period. The top performing stocks in the fund were Altria Group, Inc., Exxon Mobile Corp., and Google, Inc. Conversely, although the weakest performing industry group was Automobiles and Components, the fund's performance was not heavily impacted, due to relatively light exposure to this sector. Fannie Mae and Pfizer, Inc. were some of the worst performers of the portfolio.

The Schwab Small-Cap Index Fund returned 12.66% for the period, closely tracking its benchmark, the Schwab Small-Cap Index, which was up 12.85%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Two of the leading contributors to total returns were the Energy and Industrials sectors. The top

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

performing industry within the fund was Energy, due to the appreciation of oil prices during the wake of the hurricanes. Insurance and Capital Goods were other industries that performed well throughout the reporting period. Some of the top performing stocks within the portfolio were Covanta Holding Corporation and Marine Products Corporation.

The Schwab Total Stock Market Index Fund returned 10.45% for the period, closely tracking its benchmark, the Dow Jones Wilshire 5000 Composite Index[1], which was up 10.77%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Some of the top performing sectors for the fund were Utilities, Energy, and Health Care. Stocks that performed well within the portfolio were Altria Group, Inc. and Exxon Mobil Corp. In contrast, Consumer Discretionary and Telecommunication Services continued to struggle during the period. Pfizer, Inc. and Wal-Mart Stores, Inc. were among the stocks which detracted from returns.

The Schwab International Index Fund was up 17.30% for the period, closely tracking its benchmark, the Schwab International Index, which was up 17.77% Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Within the fund, Australia and Switzerland were the best performing countries, while Singapore and Italy were the underperformers and contributed the least to total returns. The top industries within the fund were Energy, Utilities, and Health Care Equipment and Services. Similar to the United States, Automobiles and Components was the weakest performing industry within the fund.

[1] Dow Jones", "Wilshire", "The DJW 5000SM", "The Dow Jones Wilshire 5000SM" and "The Dow Jones Wilshire 5000 Composite IndexSM" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite IndexSM, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Index Fund

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWPIX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



| 1 Year | | | | 5 Years | | | | Since Inception: 5/1/96 | | |

1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	8.18%	7.38%	-2.36%	-2.22%	7.62%	n/a
Post-Liquidation (shares were sold)	5.82%	5.25%	-1.88%	-1.62%	6.84%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ **$20,737 Investor Shares**
■ **$21,473 S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWPPX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	8.38%	7.38%	-2.23%	-2.22%	5.52%	n/a
Post-Liquidation (shares were sold)	5.99%	5.25%	-1.75%	-1.62%	4.94%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $81,295 **Select Shares**
■ $82,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

e.Shares® Performance as of 10/31/05

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- **■** Fund: **e.Shares** Ticker Symbol: SWPEX
- **■** Benchmark: **S&P 500® Index**
- **■** Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ■	5 Years ■	5 Years ■	Since Inception ■	Since Inception ■
Pre-Liquidation (still own shares)	8.31%	7.38%	-2.30%	-2.22%	7.69%	n/a
Post-Liquidation (shares were sold)	5.93%	5.25%	-1.82%	-1.62%	6.91%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

- **■** $20,916 **e.Shares**
- **■** $21,473 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$88,354
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	4%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000
e.Shares	
($500 for retirement, education and custodial accounts)	$1,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.3%
❷ Exxon Mobil Corp.	3.3%
❸ Microsoft Corp.	2.2%
❹ Citigroup, Inc.	2.2%
❺ Procter & Gamble Co.	1.7%
❻ Johnson & Johnson	1.7%
❼ Bank of America Corp.	1.6%
❽ American International Group, Inc.	1.6%
❾ Pfizer, Inc.	1.5%
❿ Altria Group, Inc.	1.4%
Total	**20.5%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.1% **Financials**
- 15.2% **Information Technology**
- 13.2% **Health Care**
- 11.2% **Industrials**
- 10.6% **Consumer Discretionary**
- 9.8% **Consumer Staples**
- 9.5% **Energy**
- 3.4% **Utilities**
- 3.1% **Telecommunication Services**
- 2.9% **Materials**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Index® Fund

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares** Ticker Symbol: SNXFX
- ■ Benchmark: **Schwab 1000 Index®**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years		10 Years	
	■	▫	■	▫	■	▫
Total Returns After Tax						
Pre-Liquidation (still own shares)	9.81%	7.38%	-1.68%	-2.22%	8.83%	6.61%
Post-Liquidation (shares were sold)	6.81%	5.25%	-1.33%	-1.62%	7.96%	6.36%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $24,150 **Investor Shares**
- ■ $24,963 **Schwab 1000 Index®**
- ▫ $24,425 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**   Ticker Symbol: SNXSX
- ■ Benchmark: **Schwab 1000 Index**®
- ■ Fund Category: **Morningstar Large-Cap Blend**

	1 Year			**5 Years**[2]			**Since Inception: 5/19/97**[2]		
	10.21%	10.28%	9.53%	-1.27%	-1.10%	-1.41%	6.51%	6.71%	5.50%

		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)		9.96%	7.38%	-1.59%	-2.22%	6.16%	n/a
Post-Liquidation (shares were sold)		6.95%	5.25%	-1.24%	-1.62%	5.49%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $85,205 **Select Shares**
- ■ $86,587 **Schwab 1000 Index**®
- □ $82,399 **S&P 500**® **Index**

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	986
Weighted Average Market Cap ($ x 1,000,000)	$78,614
Price/Earnings Ratio (P/E)	18.8
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	6%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ Exxon Mobil Corp.	2.7%
❷ General Electric Co.	2.7%
❸ Microsoft Corp.	2.1%
❹ Citigroup, Inc.	1.8%
❺ Wal-Mart Stores, Inc.	1.5%
❻ Procter & Gamble Co.	1.5%
❼ Johnson & Johnson	1.4%
❽ Bank of America Corp.	1.3%
❾ American International Group, Inc.	1.3%
❿ Pfizer, Inc.	1.2%
Total	**17.5%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.9% Financials
- 15.2% Information Technology
- 12.8% Health Care
- 12.1% Consumer Discretionary
- 10.0% Industrials
- 9.8% Consumer Staples
- 9.0% Energy
- 3.4% Utilities
- 2.9% Materials
- 2.8% Telecommunication Services
- 0.1% Other

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWSMX
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	12.56%	10.95%	4.02%	8.39%	8.76%	9.88%
Post-Liquidation (shares were sold)	8.36%	8.84%	3.77%	7.76%	8.03%	9.49%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $24,830 **Investor Shares**
■ $27,069 **Schwab Small-Cap Index**®
□ $24,854 **Russell 2000**® Index



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Select Shares® Performance as of 10/31/05

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWSSX
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	12.73%	10.95%	4.13%	8.39%	7.72%	n/a
Post-Liquidation (shares were sold)	8.52%	8.84%	3.88%	7.76%	7.07%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $100,425 **Select Shares**
■ $104,935 **Schwab Small-Cap Index**®
□ $ 98,073 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	1,027
Weighted Average Market Cap ($ x 1,000,000)	$1,310
Price/Earnings Ratio (P/E)	28.3
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate	40%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ **Vintage Petroleum, Inc.**	0.3%
❷ **Cimarex Energy Co.**	0.3%
❸ **Cerner Corp.**	0.3%
❹ **Todco,** Class A	0.3%
❺ **Intuitive Surgical, Inc.**	0.3%
❻ **Protein Design Labs, Inc.**	0.3%
❼ **Gamestop Corp.,** Class A	0.2%
❽ **Range Resources Corp.**	0.2%
❾ **Adtran, Inc.**	0.2%
❿ **Salesforce.com, Inc.**	0.2%
Total	**2.6%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.8% **Financials**
- 16.8% **Information Technology**
- 16.1% **Consumer Discretionary**
- 14.0% **Industrials**
- 11.4% **Health Care**
- 7.7% **Energy**
- 4.5% **Materials**
- 2.9% **Utilities**
- 2.7% **Consumer Staples**
- 1.2% **Telecommunication Services**
- 0.9% **Other**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares** Ticker Symbol: SWTIX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**[SM]
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ▪	5 Years ■	5 Years ▪	10 Years ■	10 Years ▪
Pre-Liquidation (still own shares)	10.25%	7.38%	-0.87%	-2.22%	1.19%	n/a
Post-Liquidation (shares were sold)	7.05%	5.25%	-0.65%	-1.62%	1.09%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $10,963 **Investor Shares**
■ $11,042 **Dow Jones Wilshire 5000 Composite Index**[SM]



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWTSX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	10.40%	7.38%	-0.75%	-2.22%	1.31%	n/a
Post-Liquidation (shares were sold)	7.20%	5.25%	-0.54%	-1.62%	1.20%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $55,345 **Select Shares**
■ $55,211 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	2,782
Weighted Average Market Cap ($ x 1,000,000)	$71,118
Price/Earnings Ratio (P/E)	19.2
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate	2%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ Exxon Mobil Corp.	2.5%
❷ General Electric Co.	2.4%
❸ Microsoft Corp.	1.9%
❹ Citigroup, Inc.	1.6%
❺ Procter & Gamble Co.	1.3%
❻ Johnson & Johnson	1.3%
❼ Bank of America Corp.	1.2%
❽ American International Group, Inc.	1.1%
❾ Pfizer, Inc.	1.1%
❿ Wal-Mart Stores, Inc.	1.1%
Total	**15.5%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.7% **Financials**
- 15.4% **Information Technology**
- 12.7% **Health Care**
- 12.6% **Consumer Discretionary**
- 10.6% **Industrials**
- 8.9% **Consumer Staples**
- 8.8% **Energy**
- 3.3% **Utilities**
- 3.1% **Materials**
- 2.6% **Telecommunication Services**
- 0.3% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWINX
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ■	5 Years ■	5 Years ■	10 Years ■	10 Years ■
Pre-Liquidation (still own shares)	16.89%	15.37%	1.22%	0.30%	5.44%	4.68%
Post-Liquidation (shares were sold)	11.51%	10.38%	1.19%	0.52%	4.90%	4.55%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $17,574 **Investor Shares**
■ $18,522 **Schwab International Index®**
□ $17,588 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Select Shares® Performance as of 10/31/05

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWISX
■ Benchmark: **Schwab International Index**®
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



1 Year			5 Years			Since Inception: 5/19/97		
17.56%	17.77%	17.76%	1.76%	2.15%	1.24%	4.24%	4.58%	4.14%

	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▫	■	▫	■	▫
Pre-Liquidation (still own shares)	17.11%	15.37%	1.34%	0.30%	3.87%	n/a
Post-Liquidation (shares were sold)	11.70%	10.38%	1.29%	0.52%	3.48%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $71,050 **Select Shares**
■ $73,041 **Schwab International Index**®
▫ $72,474 **MSCI EAFE**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.0%
❷ HSBC Holdings PLC	2.2%
❸ Vodafone Group PLC	2.1%
❹ GlaxoSmithKline PLC	1.9%
❺ Total SA	1.9%
❻ Novartis AG, Registered	1.7%
❼ Royal Dutch Shell PLC, A Shares	1.7%
❽ Toyota Motor Corp.	1.5%
❾ Nestle SA, Registered	1.5%
❿ Roche Holdings—Genus	1.3%
Total	**18.8%**

Statistics

Number of Holdings	344
Weighted Average Market Cap ($ x 1,000,000)	$61,669
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate	10%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



- 30.5% **Financials**
- 11.5% **Energy**
- 10.1% **Consumer Discretionary**
- 9.4% **Health Care**
- 8.0% **Consumer Staples**
- 7.9% **Telecommunication Services**
- 6.8% **Industrials**
- 5.8% **Materials**
- 5.2% **Utilities**
- 4.5% **Information Technology**
- 0.3% **Other**

Country



- 27.4% **United Kingdom**
- 19.9% **Japan**
- 10.3% **France**
- 7.7% **Switzerland**
- 7.5% **Germany**
- 6.5% **Canada**
- 6.2% **Australia**
- 4.4% **Spain**
- 4.2% **Netherlands**
- 5.9% **Other**

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2005 and held through October 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05–10/31/05
Schwab S&P 500 Index Fund				
Investor Shares				
Actual Return	0.37%	$1,000	$1,051.50	$1.90
Hypothetical 5% Return	0.37%	$1,000	$1,023.36	$1.87
Select Shares®				
Actual Return	0.19%	$1,000	$1,052.40	$0.98
Hypothetical 5% Return	0.19%	$1,000	$1,024.25	$0.96
e.Shares®				
Actual Return	0.22%	$1,000	$1,052.00	$1.11
Hypothetical 5% Return	0.22%	$1,000	$1,024.12	$1.10
Schwab 1000 Index® Fund				
Investor Shares				
Actual Return	0.50%	$1,000	$1,062.30	$2.59
Hypothetical 5% Return	0.50%	$1,000	$1,022.70	$2.54
Select Shares				
Actual Return	0.35%	$1,000	$1,063.20	$1.81
Hypothetical 5% Return	0.35%	$1,000	$1,023.45	$1.78

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05–10/31/05
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.58%	$1,000	$1,120.00	$3.10
Hypothetical 5% Return	0.58%	$1,000	$1,022.28	$2.96
Select Shares				
Actual Return	0.41%	$1,000	$1,121.40	$2.18
Hypothetical 5% Return	0.41%	$1,000	$1,023.15	$2.08
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.54%	$1,000	$1,067.30	$2.81
Hypothetical 5% Return	0.54%	$1,000	$1,022.48	$2.75
Select Shares				
Actual Return	0.38%	$1,000	$1,068.20	$1.99
Hypothetical 5% Return	0.38%	$1,000	$1,023.28	$1.95
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.68%	$1,000	$1,085.20	$3.56
Hypothetical 5% Return	0.68%	$1,000	$1,021.79	$3.46
Select Shares				
Actual Return	0.49%	$1,000	$1,086.50	$2.58
Hypothetical 5% Return	0.49%	$1,000	$1,022.73	$2.50

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Fund

Financial Statements

Financial Highlights

Investor Shares	**11/1/04–10/31/05**	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	17.61	16.36	13.79	16.45	22.15
Income or loss from investment operations:					
Net investment income	0.34	0.23	0.20	0.20	0.17
Net realized and unrealized gains or losses	1.14	1.23	2.57	(2.68)	(5.70)
Total income or loss from investment operations	1.48	1.46	2.77	(2.48)	(5.53)
Less distributions:					
Dividends from net investment income	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)
Net asset value at end of period	18.79	17.61	16.36	13.79	16.45
Total return (%)	8.44	9.03	20.39	(15.32)	(25.11)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.37	0.37	0.36	0.35	0.35
Gross operating expenses	0.40	0.45	0.46	0.46	0.46
Net investment income	1.74	1.35	1.45	1.21	0.95
Portfolio turnover rate	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,666	3,849	3,510	2,760	3,070

See financial notes.

Financial Highlights

Select Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	17.68	16.41	13.83	16.50	22.21
Income or loss from investment operations:					
Net investment income	0.36	0.26	0.24	0.22	0.20
Net realized and unrealized gains or losses	1.16	1.24	2.57	(2.69)	(5.71)
Total income or loss from investment operations	1.52	1.50	2.81	(2.47)	(5.51)
Less distributions:					
Dividends from net investment income	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)
Net asset value at end of period	18.88	17.68	16.41	13.83	16.50
Total return (%)	8.66	9.25	20.62	(15.20)	(24.97)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.19	0.19	0.19	0.19	0.19
Gross operating expenses	0.25	0.30	0.31	0.31	0.31
Net investment income	1.92	1.53	1.63	1.37	1.11
Portfolio turnover rate	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,938	4,119	3,692	3,029	3,563

 See financial notes.

e.Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	17.62	16.37	13.79	16.46	22.17
Income or loss from investment operations:					
Net investment income	0.39	0.26	0.23	0.23	0.20
Net realized and unrealized gains or losses	1.11	1.21	2.56	(2.71)	(5.71)
Total income or loss from investment operations	1.50	1.47	2.79	(2.48)	(5.51)
Less distributions:					
Dividends from net investment income	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)
Net asset value at end of period	18.81	17.62	16.37	13.79	16.46
Total return (%)	8.58	9.10	20.55	(15.32)	(25.02)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.24	0.28	0.28	0.28	0.28
Gross operating expenses	0.25	0.30	0.31	0.31	0.31
Net investment income	1.88	1.44	1.54	1.28	1.02
Portfolio turnover rate	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	220	249	246	220	304

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

▌ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.9% Common Stock	6,588,735	7,815,203
0.0% U.S. Treasury Obligations	692	692
99.9% Total Investments	6,589,427	7,815,895
1.2% Collateral Invested for Securities on Loan	93,658	93,658
(1.1)% Other Assets and Liabilities, Net		(85,436)
100.0% Total Net Assets		7,824,117

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.9% of net assets		
Automobiles & Components 0.6%		
Other Securities	0.6	43,958
Banks 7.3%		
❼ Bank of America Corp. 2,898,120	1.6	126,764
U.S. Bancorp 1,310,900	0.5	38,776
Wachovia Corp. 1,139,550	0.7	57,570
Wells Fargo & Co. 1,210,516	0.9	72,873
Other Securities	3.6	278,252
	7.3	574,235
Capital Goods 8.7%		
3M Co. 552,603	0.5	41,987
The Boeing Co. 593,330	0.5	38,353
▲❶ General Electric Co. 7,564,419	3.3	256,509
Tyco International Ltd. 1,441,577	0.5	38,043
United Technologies Corp. 726,861	0.5	37,273
Other Securities	3.4	266,484
	8.7	678,649
Commercial Services & Supplies 0.9%		
Other Securities	0.9	68,647
Consumer Durables & Apparel 1.2%		
Other Securities	1.2	96,985
Diversified Financials 8.2%		
American Express Co. 896,504	0.6	44,619
▌ The Charles Schwab Corp. 745,315	0.1	11,329
❹ Citigroup, Inc. 3,708,732	2.2	169,786
Goldman Sachs Group, Inc. 326,946	0.5	41,316
JPMorgan Chase & Co. 2,537,862	1.2	92,936
Merrill Lynch & Co., Inc. 673,026	0.6	43,572
Morgan Stanley 784,609	0.5	42,691
Other Securities	2.5	196,344
	8.2	642,593

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Energy 9.5%		
ChevronTexaco Corp. 1,622,963	1.2	92,622
ConocoPhillips 1,005,577	0.8	65,745
▲❷ Exxon Mobil Corp. 4,532,210	3.3	254,438
Schlumberger Ltd. 421,406	0.5	38,251
Other Securities	3.7	287,754
	9.5	**738,810**
Food & Staples Retailing 2.4%		
Wal-Mart Stores, Inc. 1,783,886	1.1	84,396
Other Securities	1.3	105,104
	2.4	**189,500**
Food Beverage & Tobacco 4.9%		
❿ Altria Group, Inc. 1,475,494	1.4	110,736
The Coca-Cola Co. 1,503,274	0.8	64,310
PepsiCo, Inc. 1,199,296	0.9	70,854
Other Securities	1.8	134,823
	4.9	**380,723**
Health Care Equipment & Services 5.2%		
Medtronic, Inc. 866,206	0.6	49,079
UnitedHealth Group, Inc. 916,297	0.7	53,044
Other Securities	3.9	307,230
	5.2	**409,353**
Hotels Restaurants & Leisure 1.4%		
Other Securities	**1.4**	**112,275**
Household & Personal Products 2.5%		
▲❺ Procter & Gamble Co. 2,439,958	1.7	136,613
Other Securities	0.8	55,739
	2.5	**192,352**
Insurance 4.8%		
❽ American International Group, Inc. 1,871,723	1.6	121,288
Other Securities	3.2	253,070
	4.8	**374,358**
Materials 2.9%		
Other Securities	**2.9**	**230,356**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Media 3.4%		
• Comcast Corp., Class A 1,579,531	0.6	43,958
Time Warner, Inc. 3,391,284	0.8	60,467
Viacom, Inc., Class B 1,154,698	0.4	35,761
Other Securities	1.6	126,229
	3.4	**266,415**
Pharmaceuticals & Biotechnology 7.9%		
Abbott Laboratories 1,110,600	0.6	47,811
• Amgen, Inc. 886,202	0.9	67,139
Eli Lilly & Co. 805,300	0.5	40,096
❻ Johnson & Johnson 2,136,946	1.7	133,816
Merck & Co., Inc. 1,577,888	0.6	44,528
❾ Pfizer, Inc. 5,318,550	1.5	115,625
Wyeth 968,895	0.5	43,174
Other Securities	1.6	128,288
	7.9	**620,477**
Real Estate 0.7%		
Other Securities	**0.7**	**57,636**
Retailing 3.8%		
■ Home Depot, Inc. 1,527,260	0.8	62,679
Other Securities	3.0	237,676
	3.8	**300,355**
Semiconductors & Semiconductor Equipment 3.1%		
Intel Corp. 4,395,616	1.3	103,297
Other Securities	1.8	139,576
	3.1	**242,873**
Software & Services 5.2%		
▲❸ Microsoft Corp. 6,606,793	2.2	169,795
Other Securities	3.0	235,160
	5.2	**404,955**
Technology Hardware & Equipment 7.0%		
• Cisco Systems, Inc. 4,576,968	1.0	79,868
• Dell, Inc. 1,722,383	0.7	54,910
Hewlett-Packard Co. 2,067,149	0.8	57,963
International Business Machines Corp. 1,151,594	1.2	94,293

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Motorola, Inc. 1,783,756	0.5	39,528
Qualcomm, Inc. 1,169,944	0.6	46,517
Other Securities	2.2	170,204
	7.0	543,283

Telecommunication Services 3.1%

SBC Communications, Inc. 2,357,762	0.7	56,233
Sprint Corp. (FON Group) 2,084,463	0.6	48,589
Verizon Communications, Inc. 1,981,776	0.8	62,446
Other Securities	1.0	73,899
	3.1	241,167

Transportation 1.8%

United Parcel Service, Inc., Class B 797,790	0.7	58,191
Other Securities	1.1	78,311
	1.8	136,502

Utilities 3.4%

Other Securities	**3.4**	**268,746**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

U.S. Treasury Obligations 0.0% of net assets

▲ U.S. Treasury Bills 3.40%-3.47%, 12/15/05 695	**0.0**	**692**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 1.2% of net assets	

Short-Term Investment 1.2%

Securities Lending Investment Fund 93,657,666	**93,658**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index e-mini, Long Expires 12/18/05	50	3,025	**42**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $92,279 of securities on loan)	$7,815,895
Collateral invested for securities on loan	93,658
Receivables:	
Fund shares sold	5,698
Dividends	7,173
Investments sold	4,998
Due from brokers for futures	34
Income from securities on loan	19
Prepaid expenses	+ 76
Total assets	**7,927,551**

Liabilities

Collateral invested for securities on loan	93,658
Bank overdraft	1,045
Payables:	
Fund shares redeemed	8,177
Interest expense	50
Investment adviser and administrator fees	51
Transfer agent and shareholder service fees	132
Trustee fees	1
Accrued expenses	+ 320
Total liabilities	**103,434**

Net Assets

Total assets	7,927,551
Total liabilities	− 103,434
Net assets	**$7,824,117**

Net Assets by Source

Capital received from investors	7,316,267
Net investment income not yet distributed	100,796
Net realized capital losses	(819,456)
Net unrealized capital gains	1,226,510

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,666,167		195,079		$18.79
Select Shares	$3,937,976		208,606		$18.88
e.Shares	$219,974		11,692		$18.81

Unless stated, all numbers x 1,000.

The fund paid $6,589,427 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$348,154
Sales/maturities	$1,278,559

The fund's total security transactions (including transactions related to the redemption-in-kind) with other Schwab Funds® during the period were $515,008.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$6,654,355

Net unrealized gains and losses:

Gains	$2,253,612
Losses	+ (1,092,072)
	$1,161,540

Net undistributed earnings:

Ordinary income	$100,796
Long-term capital gains	$−

Unused capital losses:

Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	72,381
2012	29,212
2013	+ 175,897
	$754,486

The following reclassifications were made as a result of the redemption-in-kind with other Schwab Funds:

Reclassifications:

Capital received from investors	$231,642
Reclassified as:	
Realized capital losses	($231,642)

See financial notes.   31

Statement of

Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$172,556
Interest		100
Lending of securities	+	772
Total investment income		**173,428**

Net Realized Gains and Losses

Net realized gains on investments		76,428
Net realized gains on futures contracts	+	1,254
Net realized gains		**77,682**

Net Unrealized Gains and Losses

Net unrealized gains on investments		465,017
Net unrealized losses on futures contracts	+	(26)
Net unrealized gains		**464,991**

Expenses

Investment adviser and administrator fees		9,693
Transfer agent and shareholder service fees:		
Investor Shares		9,732
Select Shares		4,088
e.Shares		242
Trustees' fees		68
Custodian fees		240
Portfolio accounting fees		1,089
Professional fees		55
Registration fees		146
Shareholder reports		473
Interest expense		144
Other expenses	+	113
Total expenses		26,083
Expense reduction	–	3,310
Net expenses		**22,773**

Increase in Net Assets from Operations

Total investment income		173,428
Net expenses	–	22,773
Net investment income		**150,655**
Net realized gains		77,682
Net unrealized gains	+	464,991
Increase in net assets from operations		**$693,328**

Unless stated, all numbers x 1,000.

Includes gains of $232,619 from redemption-in-kind by other Schwab Funds®.

Calculated as a percentage of average daily net assets: 0.15% of the first $500 million; 0.09% of the next $4.5 billion; 0.08% of the next $5 billion; and 0.07% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $546 from the investment adviser (CSIM) and $2,764 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $542,673.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$150,655	$115,762
Net realized gains or losses	77,682	(33,884)
Net unrealized gains	+ 464,991	600,470
Increase in net assets from operations	**693,328**	**682,348**

Distributions Paid

Dividends from net investment income
Investor Shares	64,372	46,375
Select Shares	75,732	52,459
e.Shares	+ 4,246	3,356
Total dividends from net investment income	**$144,350**	**$102,190**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	24,608	$453,452	43,461	$748,116
Select Shares	44,426	826,293	48,984	845,969
e.Shares	+ 2,521	46,535	3,507	60,506
Total shares sold	**71,555**	**$1,326,280**	**95,952**	**$1,654,591**
Shares Reinvested				
Investor Shares	3,370	$61,509	2,680	$44,333
Select Shares	3,694	67,604	2,844	47,146
e.Shares	+ 210	3,838	182	3,018
Total shares reinvested	**7,274**	**$132,951**	**5,706**	**$94,497**
Shares Redeemed				
Investor Shares	(51,474)	($955,673)	(42,120)	($725,021)
Select Shares	(72,497)	(1,349,747)	(43,789)	(755,806)
e.Shares	+ (5,182)	(96,047)	(4,554)	(78,428)
Total shares redeemed	**(129,153)**	**($2,401,467)**	**(90,463)**	**($1,559,255)**
Net transactions in fund shares	**(50,324)**	**($942,236)**	**11,195**	**$189,833**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	465,701	$8,217,375	454,506	$7,447,384
Total increase or decrease	+ (50,324)	(393,258)	11,195	769,991
End of period	**415,377**	**$7,824,117**	**465,701**	**$8,217,375**

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $144,350 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions for the period ended 10/31/05 are:

	Current period	Prior period
Ordinary income	$144,350	$102,190
LT Cap. Gains	$—	$—

For the current period, includes redemption-in-kind by other Schwab Funds® as follows:

MarketTrack	Shares	Value
All Equity Portfolio	11,054	$206,923
Growth Portfolio	7,857	$147,092
Balanced Portfolio	4,089	$76,546

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$192	$238
Select Shares	200	238
e.Shares	+ 15	+ 10
Total	**$407**	**$486**

Includes distributable net investment income in the amount of $100,796 and $94,491 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:
Schwab MarketTrack Portfolios
Conservative Portfolio 0.6%

See financial notes. 33

Schwab 1000 Index® Fund

Financial Statements

Financial Highlights

Investor Shares	**11/1/04–10/31/05**	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	32.54	30.25	25.25	29.57	39.95
Income or loss from investment operations:					
Net investment income	0.55	0.37	0.33	0.31	0.26
Net realized and unrealized gains or losses	2.70	2.26	4.99	(4.36)	(10.40)
Total income or loss from investment operations	3.25	2.63	5.32	(4.05)	(10.14)
Less distributions:					
Dividends from net investment income	(0.48)	(0.34)	(0.32)	(0.27)	(0.24)
Net asset value at end of period	35.31	32.54	30.25	25.25	29.57
Total return (%)	10.04	8.78	21.34	(13.87)	(25.50)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.50	0.49	0.46	0.46
Gross operating expenses	0.50	0.50	0.51	0.52	0.51
Net investment income	1.49	1.15	1.27	1.04	0.78
Portfolio turnover rate	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	4,166	4,258	3,974	3,223	3,852

 See financial notes.

Select Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	32.56	30.27	25.26	29.58	39.98
Income or loss from investment operations:					
Net investment income	0.56	0.42	0.37	0.35	0.31
Net realized and unrealized gains or losses	2.74	2.25	4.99	(4.36)	(10.41)
Total income or loss from investment operations	3.30	2.67	5.36	(4.01)	(10.10)
Less distributions:					
Dividends from net investment income	(0.52)	(0.38)	(0.35)	(0.31)	(0.30)
Net asset value at end of period	35.34	32.56	30.27	25.26	29.58
Total return (%)	10.21	8.90	21.52	(13.77)	(25.40)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.35	0.35	0.35	0.35	0.35
Gross operating expenses	0.35	0.35	0.36	0.37	0.36
Net investment income	1.63	1.30	1.41	1.15	0.89
Portfolio turnover rate	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	2,328	2,138	1,996	1,588	1,911

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.8%	Common Stock	3,537,111	6,483,237
0.1%	Short-Term Investment	5,430	5,430
0.0%	U.S. Treasury Obligation	398	398
99.9%	Total Investments	3,542,939	6,489,065
3.7%	Collateral Invested for Securities on Loan	235,290	235,290
(3.6)%	Other Assets and Liabilities, Net		(230,804)
100.0%	Total Net Assets		6,493,551

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.5%		
Other Securities	**0.5**	**35,062**
Banks 7.1%		
❽ Bank of America Corp. 1,971,067	1.3	86,214
U.S. Bancorp 915,765	0.4	27,088
Wachovia Corp. 785,243	0.6	39,671
Wells Fargo & Co. 829,067	0.8	49,910
Other Securities	4.0	255,967
	7.1	458,850
Capital Goods 7.4%		
3M Co. 383,920	0.4	29,170
The Boeing Co. 408,604	0.4	26,412
▲❷ General Electric Co. 5,117,534	2.7	173,536
Other Securities	3.9	251,833
	7.4	480,951
Commercial Services & Supplies 1.2%		
Other Securities	**1.2**	**77,000**
Consumer Durables & Apparel 1.5%		
Other Securities	**1.5**	**97,684**
Diversified Financials 7.5%		
American Express Co. 618,788	0.5	30,797
❚ The Charles Schwab Corp. 666,890	0.2	10,137
❹ Citigroup, Inc. 2,523,200	1.8	115,512
Goldman Sachs Group, Inc. 233,670	0.5	29,529
JPMorgan Chase & Co. 1,753,831	1.0	64,225
Merrill Lynch & Co., Inc. 453,215	0.5	29,341
Morgan Stanley 535,123	0.4	29,116
Other Securities	2.6	177,072
	7.5	485,729
Energy 8.8%		
■ ChevronTexaco Corp. 1,121,151	1.0	63,984

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
ConocoPhillips 678,682	0.7	44,372
❶ Exxon Mobil Corp. 3,097,377	2.7	173,887
Schlumberger Ltd. 287,603	0.4	26,106
Other Securities	4.0	264,531
	8.8	**572,880**
Food & Staples Retailing 2.7%		
▲❺ Wal-Mart Stores, Inc. 2,017,892	1.5	95,466
Other Securities	1.2	79,779
	2.7	**175,245**
Food Beverage & Tobacco 5.0%		
Altria Group, Inc. 1,001,686	1.2	75,177
The Coca-Cola Co. 1,195,903	0.8	51,161
PepsiCo, Inc. 829,508	0.8	49,007
Other Securities	2.2	147,929
	5.0	**323,274**
Health Care Equipment & Services 5.1%		
Medtronic, Inc. 595,108	0.5	33,719
UnitedHealth Group, Inc. 630,168	0.6	36,480
Other Securities	4.0	263,256
	5.1	**333,455**
Hotels Restaurants & Leisure 1.7%		
Other Securities	**1.7**	**113,138**
Household & Personal Products 2.1%		
▲❻ Procter & Gamble Co. 1,682,360	1.5	94,195
Other Securities	0.6	43,929
	2.1	**138,124**
Insurance 5.6%		
❾ American International Group, Inc. 1,278,239	1.3	82,830
• Berkshire Hathaway, Inc., Class A 766	1.0	65,799
Other Securities	3.3	216,355
	5.6	**364,984**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Materials 3.1%		
Other Securities	**3.1**	**199,965**
Media 4.0%		
■• Comcast Corp., Class A 1,107,239	0.5	30,814
■ Time Warner, Inc. 2,167,003	0.6	38,638
Other Securities	2.9	192,952
	4.0	**262,404**
Pharmaceuticals & Biotechnology 7.7%		
Abbott Laboratories 760,007	0.5	32,718
• Amgen, Inc. 619,877	0.7	46,962
Eli Lilly & Co. 546,393	0.4	27,205
• Genentech, Inc. 506,813	0.7	45,917
❼ Johnson & Johnson 1,453,305	1.4	91,006
Merck & Co., Inc. 1,090,550	0.5	30,775
❿ Pfizer, Inc. 3,636,919	1.2	79,067
Wyeth 658,266	0.5	29,332
Other Securities	1.8	115,403
	7.7	**498,385**
Real Estate 1.7%		
Other Securities	**1.7**	**110,340**
Retailing 4.0%		
Home Depot, Inc. 1,035,686	0.7	42,505
Other Securities	3.3	219,522
	4.0	**262,027**
Semiconductors & Semiconductor Equipment 2.8%		
Intel Corp. 3,042,293	1.1	71,494
Other Securities	1.7	108,188
	2.8	**179,682**
Software & Services 6.1%		
• Google, Inc., Class A 133,618	0.8	49,725
▲❸ Microsoft Corp. 5,213,207	2.1	133,979
• Oracle Corp. 2,561,449	0.5	32,479
Other Securities	2.7	181,948
	6.1	**398,131**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Technology Hardware & Equipment 6.3%		
• Cisco Systems, Inc. 3,213,218	0.9	56,071
• Dell, Inc. 1,202,423	0.6	38,333
Hewlett-Packard Co. 1,438,272	0.6	40,329
International Business Machines Corp. 797,737	1.0	65,319
Qualcomm, Inc. 805,483	0.5	32,026
Other Securities	2.7	175,370
	6.3	**407,448**
Telecommunication Services 2.8%		
SBC Communications, Inc. 1,625,177	0.6	38,761
Sprint Corp. (FON Group) 1,367,507	0.5	31,877
Verizon Communications, Inc. 1,361,951	0.7	42,915
Other Securities	1.0	66,921
	2.8	**180,474**
Transportation 1.7%		
United Parcel Service, Inc., Class B 552,244	0.6	40,281
Other Securities	1.1	66,601
	1.7	**106,882**
Utilities 3.4%		
Other Securities	**3.4**	**221,123**

Short-Term Investment 0.1% of net assets

	% of Net Assets	Value ($ x 1,000)
Provident Institutional TempFund 5,429,809	**0.1**	**5,430**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

U.S. Treasury Obligation 0.0% of net assets

	% of Net Assets	Value ($ x 1,000)
▲ U.S. Treasury Bill 3.35%, 12/15/05 400	**0.0**	**398**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 3.7% of net assets		
Commercial Paper & Other Corporate Obligations 0.1%		
Skandinav Enskilda Bank 3.94%, 11/17/05	3,486	**3,486**

Security and Number of Shares

Short-Term Investments 3.6%		
Institutional Money Market Trust 164,341,566		164,342

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
National City Bank, Time Deposit 3.98%, 11/01/05	57,906	57,906
Nordea Bank, Time Deposit 4.03%, 11/01/05	4,778	4,778
Rabobank, Time Deposit 4.03%, 11/01/05	4,778	4,778
		231,804

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index e-mini, Long Expires 12/18/05	50	3,025	**(8)**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $228,955 of securities on loan)		$6,489,065
Collateral invested for securities on loan		235,290
Receivables:		
Fund shares sold		4,080
Interest		4
Dividends		5,280
Income from securities on loan		105
Prepaid expenses	+	67
Total assets		**6,733,891**

Liabilities

Collateral invested for securities on loan		235,290
Payables:		
Fund shares redeemed		4,523
Due to brokers from futures		8
Interest expense		26
Investment adviser and administrator fees		117
Transfer agent and shareholder service fees		103
Trustee fees		1
Accrued expenses	+	272
Total liabilities		**240,340**

Net Assets

Total assets		6,733,891
Total liabilities	–	240,340
Net assets		**$6,493,551**

Net Assets by Source

Capital received from investors	3,993,831
Net investment income not yet distributed	67176
Net realized capital losses	(513,574)
Net unrealized capital gains	2,946,118

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,165,812		117,989		$35.31
Select Shares	$2,327,739		65,873		$35.34

Unless stated, all numbers x 1,000.

The fund paid $3,542,939 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$373,854
Sales/maturities	$795,419

The fund's total security transactions with other Schwab Funds® during the period were $132,041.

These derive from investments and futures.

Federal Tax Data

Portfolio cost		$3,547,691
Net unrealized gains and losses:		
Gains		$3,251,927
Losses	+	(310,553)
		$2,941,374
Net undistributed earnings:		
Ordinary income		$67,176
Long-term capital gains		$–
Capital losses utilized		$30,478
Unused capital losses:		
Expires 10/31 of:		Loss amount
2009		82,442
2010		250,409
2011		164,037
2012	+	11,942
		$508,830
Reclassifications:		
Net realized capital gains		$189
Reclassified as:		
Net investment income not yet distributed		($189)

 See financial notes.

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$129,880
Interest	58
Lending of securities	+ 1,268
Total investment income	**131,206**

Net Realized Gains and Losses

Net realized gains on investments	44,606
Net realized gains on futures contracts	+ 838
Net realized gains	**45,444**

Net Unrealized Gains and Losses

Net unrealized gains on investments	485,694
Net unrealized losses on futures contracts	+ (95)
Net unrealized gains	**485,599**

Expenses

Investment adviser and administrator fees	14,690
Transfer agent and shareholder service fees:	
Investor Shares	10,872
Select Shares	2,243
Trustees' fees	54
Custodian fees	201
Portfolio accounting fees	864
Professional fees	55
Registration fees	144
Shareholder reports	412
Interest expense	88
Other expenses	+ 91
Total expenses	**29,714**

Increase in Net Assets from Operations

Total investment income	131,206
Net expenses	− 29,714
Net investment income	**101,492**
Net realized gains	45,444
Net unrealized gains	+ 485,599
Increase in net assets from operations	**$632,535**

Net of $14 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million; 0.22% of the next $4.5 billion; 0.20% of the next $5 billion; and 0.18% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual net operating expenses (excluding interest, taxes and certain non-routine expenses) through February 27, 2006, will not exceed the fund's average daily net assets as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $531,043

See financial notes. 41

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$101,492	$76,032
Net realized gains or losses	45,444	(10,801)
Net unrealized gains	+ 485,599	458,477
Increase in net assets from operations	**632,535**	**523,708**

Distributions Paid

Dividends from net investment income

	11/1/04–10/31/05	11/1/03–10/31/04
Investor Shares	61,678	45,314
Select Shares	+ 33,954	25,058
Total dividends from net investment income	**$95,632**	**$70,372**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	10,950	$375,768	19,479	$619,405
Select Shares	+ 11,316	393,335	9,808	311,874
Total shares sold	**22,266**	**$769,103**	**29,287**	**$931,279**
Shares Reinvested				
Investor Shares	1,674	$56,670	1,365	$41,809
Select Shares	+ 840	28,419	698	21,363
Total shares reinvested	**2,514**	**$85,089**	**2,063**	**$63,172**
Shares Redeemed				
Investor Shares	(25,490)	($881,852)	(21,346)	($679,008)
Select Shares	+ (11,930)	(410,943)	(10,792)	(343,161)
Total shares redeemed	**(37,420)**	**($1,292,795)**	**(32,138)**	**($1,022,169)**
Net transactions in fund shares	**(12,640)**	**($438,603)**	**(788)**	**($27,718)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	196,502	$6,395,251	197,290	$5,969,633
Total increase or decrease	+ (12,640)	98,300	(788)	425,618
End of period	**183,862**	**$6,493,551**	**196,502**	**$6,395,251**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $95,632 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$95,632	$70,372
Long-term capital gains	$—	$—

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:

Investor Shares	$151
Select Shares	+ 65
Total	**$216**

Prior period:

Investor Shares	$218
Select Shares	+ 83
Total	**$301**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $67,176 and $61,506 at the end of the current period and prior period, respectively.

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.92	18.22	13.27	15.98	21.06
Income or loss from investment operations:					
Net investment income	0.14	0.13	0.11	0.13	0.07
Net realized and unrealized gains or losses	2.38	1.68	4.98	(2.17)	(2.76)
Total income or loss from investment operations	2.52	1.81	5.09	(2.04)	(2.69)
Less distributions:					
Dividends from net investment income	(0.13)	(0.11)	(0.14)	(0.09)	(0.08)
Distributions from net realized gains	–	–	–	(0.58)	(2.31)
Total distributions	(0.13)	(0.11)	(0.14)	(0.67)	(2.39)
Net asset value at end of period	22.31	19.92	18.22	13.27	15.98
Total return (%)	12.66	9.98	38.72	(13.66)	(13.66)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.58	0.59	0.56	0.49	0.49
Gross operating expenses	0.58	0.59	0.60	0.60	0.61
Net investment income	0.57	0.66	0.74	0.77	0.49
Portfolio turnover rate	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	823	869	886	722	804

Financial Highlights

Select Shares	**11/1/04–10/31/05**	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.96	18.25	13.28	16.00	21.09
Income or loss from investment operations:					
Net investment income	0.17	0.17	0.14	0.14	0.11
Net realized and unrealized gains or losses	2.39	1.68	4.99	(2.18)	(2.78)
Total income or loss from investment operations	2.56	1.85	5.13	(2.04)	(2.67)
Less distributions:					
Dividends from net investment income	(0.16)	(0.14)	(0.16)	(0.10)	(0.11)
Distributions from net realized gains	—	—	—	(0.58)	(2.31)
Total distributions	(0.16)	(0.14)	(0.16)	(0.68)	(2.42)
Net asset value at end of period	22.36	19.96	18.25	13.28	16.00
Total return (%)	12.86	10.16	39.02	(13.62)	(13.56)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.41	0.42	0.41	0.38	0.38
Gross operating expenses	0.43	0.44	0.45	0.45	0.46
Net investment income	0.74	0.82	0.89	0.88	0.60
Portfolio turnover rate	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	795	761	759	638	727

 See financial notes.

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.1%	Common Stock	1,252,687	1,603,334
0.8%	Short-Term Investment	12,862	12,862
0.0%	U.S. Treasury Obligations	483	483
99.9%	Total Investments	1,266,032	1,616,679
13.4%	Collateral Invested for Securities on Loan	216,545	216,545
(13.3)%	Other Assets and Liabilities, Net		(215,250)
100.0%	Total Net Assets		1,617,974

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.1% of net assets		
Automobiles & Components 0.9%		
Other Securities	**0.9**	**14,499**
Banks 8.7%		
Other Securities	**8.7**	**141,550**
Capital Goods 8.6%		
Crane Co. 97,717	0.2	3,025
• Flowserve Corp. 86,629	0.2	3,032
■ GATX Corp. 81,695	0.2	3,053
Kennametal, Inc. 60,398	0.2	3,087
• McDermott International, Inc. 107,475	0.2	3,905
■• The Shaw Group, Inc. 123,985	0.2	3,323
■• USG Corp. 64,943	0.2	3,839
• WESCO International, Inc. 76,376	0.2	3,036
York International Corp. 64,904	0.2	3,642
Other Securities	6.8	109,899
	8.6	**139,841**
Commercial Services & Supplies 3.9%		
Other Securities	**3.9**	**62,617**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Consumer Durables & Apparel 3.3%		
Other Securities	**3.3**	**53,647**
Diversified Financials 2.0%		
■• CompuCredit Corp. 76,489	0.2	3,352
MoneyGram International, Inc. 131,867	0.2	3,204
Other Securities	1.6	25,663
	2.0	**32,219**
Energy 7.1%		
Cabot Oil & Gas Corp. 82,102	0.2	3,759
▲•❷ Cimarex Energy Co. 126,287	0.3	4,958
Frontier Oil Corp. 89,184	0.2	3,289
❽ Range Resources Corp. 112,016	0.2	3,998
• Spinnaker Exploration Co. 51,243	0.2	3,156
■ St. Mary Land & Exploration Co. 89,860	0.2	3,056
•❹ Todco, Class A 99,877	0.3	4,469
▲❶ Vintage Petroleum, Inc. 108,000	0.3	5,604
Other Securities	5.2	83,127
	7.1	**115,416**
Food & Staples Retailing 0.7%		
Other Securities	**0.7**	**10,660**
Food Beverage & Tobacco 1.3%		
Other Securities	**1.3**	**21,100**
Health Care Equipment & Services 7.5%		
■• Advanced Medical Optics, Inc. 101,894	0.2	3,636
■•❸ Cerner Corp. 58,675	0.3	4,955
▲•❺ Intuitive Surgical, Inc. 49,955	0.3	4,433
▲• LifePoint Hospitals, Inc. 81,441	0.2	3,184
▲ Mentor Corp. 70,133	0.2	3,156
▲• Pediatrix Medical Group, Inc. 39,726	0.2	3,061
▲• Sierra Health Services, Inc. 43,728	0.2	3,280
▲• VCA Antech, Inc. 135,670	0.2	3,500
Other Securities	5.7	91,622
	7.5	**120,827**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Hotels Restaurants & Leisure 3.0%		
Other Securities	**3.0**	**48,340**
Household & Personal Products 0.8%		
Other Securities	**0.8**	**12,227**
Insurance 3.8%		
▲• Philadelphia Consolidated Holding Co. 36,819	0.2	3,544
Other Securities	3.6	57,612
	3.8	**61,156**
Materials 5.1%		
▲ Aptargroup, Inc. 60,297	0.2	3,087
▲ Chemtura Corp. 366,090	0.2	3,917
▲ Eagle Materials, Inc. 31,173	0.2	3,320
▲• FMC Corp. 58,253	0.2	3,171
Other Securities	4.3	69,085
	5.1	**82,580**
Media 2.5%		
Other Securities	**2.5**	**40,343**
Pharmaceuticals & Biotechnology 4.1%		
▲• Kos Pharmaceuticals, Inc. 61,130	0.2	3,668
• Neurocrine Biosciences, Inc. 57,408	0.2	3,032
▲•❻ Protein Design Labs, Inc. 155,921	0.3	4,369
▲• Techne Corp. 68,072	0.2	3,691
■• Vertex Pharmaceuticals, Inc. 138,194	0.2	3,144
Other Securities	3.0	47,665
	4.1	**65,569**
Real Estate 7.3%		
Essex Property Trust, Inc. 35,995	0.2	3,235
Global Signal, Inc. 86,141	0.2	3,571
Other Securities	6.9	112,138
	7.3	**118,944**
Retailing 5.4%		
■•❼ Gamestop Corp., Class A 116,025	0.2	4,116

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Other Securities	5.2	83,918
	5.4	**88,034**
Semiconductors & Semiconductor Equipment 3.3%		
Other Securities	**3.3**	**53,566**
Software & Services 7.9%		
■• Akamai Technologies, Inc. 208,157	0.2	3,609
• CNET Networks, Inc. 224,828	0.2	3,055
▲• Parametric Technology Corp. 471,910	0.2	3,072
▲•⑩ Salesforce.com, Inc. 157,259	0.2	3,930
▲• Sybase, Inc. 158,962	0.2	3,537
Other Securities	6.9	110,759
	7.9	**127,962**
Technology Hardware & Equipment 5.4%		
▲⑨ Adtran, Inc. 131,924	0.2	3,991
• UNOVA, Inc. 100,816	0.2	3,125
Other Securities	5.0	80,834
	5.4	**87,950**
Telecommunication Services 1.2%		
• Alamosa Holdings, Inc. 219,874	0.2	3,254
■• Level 3 Communications, Inc. 1,121,772	0.2	3,253
Other Securities	0.8	12,966
	1.2	**19,473**
Transportation 2.3%		
■• AMR Corp. 266,155	0.2	3,596
Other Securities	2.1	33,188
	2.3	**36,784**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Utilities 3.0%		
Other Securities	**3.0**	**48,030**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investments 0.8% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05 12,862	**0.8**	**12,862**
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills 3.28%-3.40%, 12/15/05 485	**0.0**	**483**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan
13.4% of net assets

Short-Term Investment 13.4%

Securities Lending Investments Fund 216,544,696		**216,545**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, e-mini Futures, Long Expires 12/18/05	186	12,075	**66**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $214,681 of securities on loan)	$1,616,679
Collateral invested for securities on loan	216,545
Receivables:	
Fund shares sold	904
Interest	1
Dividends	961
Investments sold	10
Due from brokers for futures	406
Income from securities on loan	179
Prepaid expenses	+ 24
Total assets	**1,835,709**

The fund paid $1,266,032 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$675,553
Sales/maturities	$890,859

The fund's total security transactions with other Schwab Funds® during the period were $127,782.

Liabilities

Collateral invested for securities on loan	216,545
Payables:	
Fund shares redeemed	1,018
Investment adviser and administrator fees	39
Transfer agent and shareholder service fees	23
Trustee fees	1
Accrued expenses	+ 109
Total liabilities	**217,735**

Net Assets

Total assets	1,835,709
Total liabilities	− 217,735
Net assets	**$1,617,974**

Net Assets by Source

Capital received from investors	1,249,511
Net investment income not yet distributed	8,490
Net realized capital gains	9,260
Net unrealized capital gains	350,713

These derive from investments and futures.

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$822,978		36,894		$22.31
Select Shares	$794,996		35,560		$22.36

Federal Tax Data

Portfolio cost	$1,267,201
Net unrealized gains and losses:	
Gains	$457,212
Losses	+ (107,734)
	$349,478
Net undistributed earnings:	
Ordinary income	$8,490
Long-term capital gains	$10,495
Capital losses utilized	$68,700

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$17,415
Interest	96
Lending of securities	+ 1,798
Total investment income	**19,309**

Net of $7 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	81,228
Net realized gains on futures contracts	+ 83
Net realized gains	**81,311**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Unrealized Gains and Losses

Net unrealized gains on investments	109,855
Net unrealized gains on futures contracts	+ 31
Net unrealized gains	**109,886**

Expenses

Investment adviser and administrator fees	4,933
Transfer agent and shareholder service fees:	
Investor Shares	2,186
Select Shares	798
Trustees' fees	18
Custodian fees	199
Portfolio accounting fees	230
Professional fees	42
Registration fees	45
Shareholder reports	80
Interest expense	23
Other expenses	+ 30
Total expenses	8,584
Expense reduction	− 169
Net expenses	**8,415**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $24 from the investment adviser (CSIM) and $145 from the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	19,309
Net expenses	− 8,415
Net investment income	**10,894**
Net realized gains	81,311
Net unrealized gains	+ 109,886
Increase in net assets from operations	**$202,091**

These add up to a net gain on investments of $191,197.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$10,894	$12,316
Net realized gains	81,311	215,610
Net unrealized gains or losses	+ 109,886	(67,250)
Increase in net assets from operations	**202,091**	**160,676**

Distributions Paid

	11/1/04–10/31/05	11/1/03–10/31/04
Dividends from net investment income		
Investor Shares	5,474	5,423
Select Shares	+ 5,977	5,623
Total dividends from net investment income	**$11,451**	**$11,046**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	4,246	$91,743	5,935	$114,857
Select Shares	+ 5,026	109,688	6,358	121,773
Total shares sold	**9,272**	**$201,431**	**12,293**	**$236,630**
Shares Reinvested				
Investor Shares	237	$5,085	270	$5,073
Select Shares	+ 256	5,502	278	5,234
Total shares reinvested	**493**	**$10,587**	**548**	**$10,307**
Shares Redeemed				
Investor Shares	(11,218)	($243,579)	(11,208)	($215,266)
Select Shares	+ (7,843)	(170,831)	(10,118)	(196,867)
Total shares redeemed	**(19,061)**	**($414,410)**	**(21,326)**	**($412,133)**
Net transactions in fund shares	**(9,296)**	**($202,392)**	**(8,485)**	**($165,196)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	81,750	$1,629,726	90,235	$1,645,292
Total decrease	+ (9,296)	(11,752)	(8,485)	(15,566)
End of period	**72,454**	**$1,617,974**	**81,750**	**$1,629,726**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $11,314 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$11,451	$11,046
Long-term capital gains	$–	$–

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$44	$68
Select Shares	+ 50	+ 33
Total	**$94**	**$101**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $8,490 and $9,047 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios	
All Equity Portfolio	7.2%
Growth Portfolio	8.2%
Balanced Portfolio	4.9%
Conservative Portfolio	1.9%
Schwab Annuity Portfolios	
Growth Portfolio II	0.4%

 See financial notes.

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.04	17.48	14.35	16.62	22.49
Income or loss from investment operations:					
Net investment income	0.29	0.19	0.16	0.16	0.15
Net realized and unrealized gains or losses	1.69	1.53	3.14	(2.27)	(5.87)
Total income or loss from investment operations	1.98	1.72	3.30	(2.11)	(5.72)
Less distributions:					
Dividends from net investment income	(0.25)	(0.16)	(0.17)	(0.16)	(0.15)
Net asset value at end of period	20.77	19.04	17.48	14.35	16.62
Total return (%)	10.45	9.93	23.24	(12.86)	(25.55)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.54	0.56	0.53	0.40	0.40
Gross operating expenses	0.54	0.56	0.59	0.62	0.65
Net investment income	1.37	1.07	1.18	1.11	0.94
Portfolio turnover rate	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	600	592	469	263	224

Financial Highlights

Select Shares	**11/1/04–10/31/05**	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.09	17.52	14.37	16.65	22.52
Income or loss from investment operations:					
Net investment income	0.31	0.22	0.20	0.19	0.18
Net realized and unrealized gains or losses	1.71	1.54	3.14	(2.29)	(5.87)
Total income or loss from investment operations	2.02	1.76	3.34	(2.10)	(5.69)
Less distributions:					
Dividends from net investment income	(0.28)	(0.19)	(0.19)	(0.18)	(0.18)
Net asset value at end of period	20.83	19.09	17.52	14.37	16.65
Total return (%)	10.63	10.10	23.50	(12.81)	(25.40)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.39	0.39	0.36	0.27	0.27
Gross operating expenses	0.39	0.41	0.44	0.47	0.50
Net investment income	1.52	1.23	1.35	1.24	1.07
Portfolio turnover rate	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	617	548	429	264	257

 See financial notes.

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.6% **Common Stock**	1,058,474	1,212,821
0.3% **Short-Term Investment**	3,196	3,196
0.0% **U.S. Treasury Obligations**	274	274
0.0% **Preferred Stock**	64	74
0.0% **Warrants**	147	—
0.0% **Rights**	—	—
99.9% **Total Investments**	1,062,155	1,216,365
2.2% **Collateral Invested for Securities on Loan**	26,922	26,922
(2.1)% **Other Assets and Liabilities, Net**		(26,001)
100.0% **Total Net Assets**		1,217,286

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.6% of net assets		
Automobiles & Components 0.6%		
Other Securities	**0.6**	**6,867**
Banks 7.3%		
▲❼ Bank of America Corp. 338,518	1.2	14,807
U.S. Bancorp 158,531	0.4	4,689
Wachovia Corp. 133,649	0.6	6,752
Wells Fargo & Co. 137,577	0.7	8,282
Other Securities	4.4	54,573
	7.3	**89,103**
Business Services 0.1%		
Other Securities	**0.1**	**1,052**
Capital Goods 7.6%		
3M Co. 65,000	0.4	4,939
The Boeing Co. 68,800	0.4	4,447
▲❷ General Electric Co. 854,566	2.4	28,978
Other Securities	4.4	53,970
	7.6	**92,334**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Commercial Services & Supplies 1.6%		
Other Securities	**1.6**	**19,884**
Consumer Durables & Apparel 1.8%		
Other Securities	**1.8**	**22,351**
Diversified Financials 7.0%		
American Express Co. 105,150	0.4	5,233
▌The Charles Schwab Corp. 111,120	0.1	1,689
▲❹ Citigroup, Inc. 427,436	1.6	19,568
Goldman Sachs Group, Inc. 38,700	0.4	4,891
JPMorgan Chase & Co. 295,944	0.9	10,838
Merrill Lynch & Co., Inc. 79,800	0.4	5,166
Morgan Stanley 90,300	0.4	4,913
Other Securities	2.8	32,320
	7.0	**84,618**
Energy 8.6%		
ChevronTexaco Corp. 192,819	0.9	11,004
ConocoPhillips 112,196	0.6	7,335
▲❶ Exxon Mobil Corp. 537,816	2.5	30,193
Schlumberger Ltd. 50,000	0.4	4,539
Other Securities	4.2	52,071
	8.6	**105,142**
Food & Staples Retailing 2.3%		
❿ Wal-Mart Stores, Inc. 289,200	1.1	13,682
Other Securities	1.2	14,531
	2.3	**28,213**
Food Beverage & Tobacco 4.6%		
Altria Group, Inc. 168,800	1.0	12,668
The Coca-Cola Co. 202,200	0.7	8,650
PepsiCo, Inc. 140,800	0.7	8,319
Other Securities	2.2	26,241
	4.6	**55,878**
Health Care Equipment & Services 5.6%		
Medtronic, Inc. 98,374	0.5	5,574

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
UnitedHealth Group, Inc. 102,600	0.5	5,940
Other Securities	4.6	56,300
	5.6	**67,814**
Hotels Restaurants & Leisure 1.8%		
Other Securities	**1.8**	**21,909**
Household & Personal Products 2.0%		
▲❺ Procter & Gamble Co. 290,815	1.3	16,283
Other Securities	0.7	8,224
	2.0	**24,507**
Insurance 5.3%		
❽ American International Group, Inc. 211,922	1.1	13,733
• Berkshire Hathaway, Inc., Class A 119	0.9	10,222
Other Securities	3.3	40,656
	5.3	**64,611**
Materials 3.3%		
Other Securities	**3.3**	**39,827**
Media 3.8%		
Time Warner, Inc. 367,052	0.5	6,545
Viacom, Inc., Class B 144,012	0.4	4,460
Other Securities	2.9	35,149
	3.8	**46,154**
Pharmaceuticals & Biotechnology 7.1%		
Abbott Laboratories 125,705	0.5	5,412
• Amgen, Inc. 103,268	0.6	7,824
Eli Lilly & Co. 92,400	0.4	4,601
• Genentech, Inc. 83,300	0.6	7,547
❻ Johnson & Johnson 246,370	1.3	15,428
Merck & Co., Inc. 183,552	0.4	5,180
❾ Pfizer, Inc. 631,552	1.1	13,730
Wyeth 109,400	0.4	4,875
Other Securities	1.8	22,245
	7.1	**86,842**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Real Estate 2.1%		
Other Securities	**2.1**	**26,128**
Retailing 4.2%		
Home Depot, Inc. 181,000	0.6	7,428
Other Securities	3.6	43,559
	4.2	**50,987**
Semiconductors & Semiconductor Equipment 2.8%		
Intel Corp. 533,832	1.0	12,545
Other Securities	1.8	21,071
	2.8	**33,616**
Software & Services 6.3%		
• Google, Inc., Class A 22,500	0.7	8,373
▲❸ Microsoft Corp. 884,960	1.9	22,743
• Oracle Corp. 429,500	0.5	5,446
Other Securities	3.2	39,492
	6.3	**76,054**
Technology Hardware & Equipment 6.2%		
• Cisco Systems, Inc. 563,969	0.8	9,841
• Dell, Inc. 202,100	0.5	6,443
Hewlett-Packard Co. 252,916	0.6	7,092
International Business Machines Corp. 135,450	0.9	11,091
Qualcomm, Inc. 135,100	0.4	5,372
Other Securities	3.0	36,004
	6.2	**75,843**
Telecommunication Services 2.6%		
SBC Communications, Inc. 281,016	0.6	6,702
Sprint Corp. (FON Group) 229,430	0.4	5,348
Verizon Communications, Inc. 232,468	0.6	7,325
Other Securities	1.0	12,850
	2.6	**32,225**
Telephone 0.0%		
Other Securities	**0.0**	**5**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Transportation 1.7%		
United Parcel Service, Inc., Class B 91,480	0.6	6,673
Other Securities	1.1	13,899
	1.7	**20,572**
Utilities 3.3%		
Other Securities	**3.3**	**40,285**
Preferred Stock 0.0% of net assets		
Real Estate 0.0%		
Other Securities	**0.0**	**74**
Warrants 0.0% of net assets		
Media 0.0%		
Other Securities	**0.0**	**—**
Software & Services 0.0%		
Other Securities	**0.0**	**—**
Rights 0.0% of net assets		
Pharmaceuticals & Biotechnology 0.0%		
Other Securities	**0.0**	**—**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
Short-Term Investment 0.3% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05 3,196	**0.3**	**3,196**
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills 3.46%-3.53%, 12/15/05 275	**0.0**	**274**

End of investments.

Summary of Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)

Collateral Invested for Securities on Loan 2.2% of net assets	

Short-Term Investment 2.2%

Securities Lending Investments Fund 26,921,966	**26,922**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, e-mini, Long Expires 12/18/05	55	3,327	**65**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $26,507 of securities on loan)	$1,216,365
Collateral invested for securities on loan	26,922
Receivables:	
Fund shares sold	1,024
Dividends	992
Due from brokers for futures	107
Income from securities on loan	15
Prepaid expenses	+ 18
Total assets	**1,245,443**

Liabilities

Collateral invested for securities on loan	26,922
Payables:	
Fund shares redeemed	1,107
Investment adviser and administrator fees	25
Transfer agent and shareholder service fees	17
Interest expense	3
Accrued expenses	+ 83
Total liabilities	**28,157**

Net Assets

Total assets	1,245,443
Total liabilities	– 28,157
Net assets	**$1,217,286**

Net Assets by Source

Capital received from investors	1,069,522
Net investment income not yet distributed	11,788
Net realized capital losses	(18,299)
Net unrealized capital gains	154,275

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$599,976		28,883		$20.77
Select Shares	$617,310		29,633		$20.83

Unless stated, all numbers x 1,000.

The fund paid $1,062,155 for these securities.

Includes securities valued at fair value worth $9 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$27,611
Sales/maturities	$43,444

The fund's total security transactions with other Schwab Funds® during the period were $652.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$1,063,013
Net unrealized gains and losses:	
Gains	$327,833
Losses	+ (174,481)
	$153,352
Net undistributed earnings:	
Ordinary income	$11,792
Long-term capital gains	$–
Capital losses utilized	$4,388
Unused capital losses:	
Expires 10/31 of:	Loss amount
2009	$1,044
2010	11,486
2011	3,976
2012	+ 874
	$17,380

See financial notes. 57

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$22,841
Interest		57
Lending of securities	+	221
Total investment income		**23,119**

Net of $2 foreign withholding tax. (Dividends)

Net Realized Gains and Losses

Net realized gains on investments		3,493
Net realized gains on futures contracts	+	501
Net realized gains		**3,994**

Net Unrealized Gains and Losses

Net unrealized gains on investments		97,843
Net unrealized losses on futures contracts	+	(14)
Net unrealized gains		**97,829**

Expenses

Investment adviser and administrator fees		3,060
Transfer agent and shareholder service fees:		
Investor Shares		1,548
Select Shares		590
Trustees' fees		13
Custodian fees		82
Portfolio accounting fees		171
Professional fees		41
Registration fees		66
Shareholder reports		65
Interest expense		6
Other expenses	+	36
Total expenses		5,678
Expense reduction	–	36
Net expenses		**5,642**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2006, as follows:

Share Class	**% of Average Daily Net Assets**
Investor Shares	0.58
Select Shares	0.39

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		23,119
Net expenses	–	5,642
Net investment income		**17,477**
Net realized gains		3,994
Net unrealized gains	+	97,829
Increase in net assets from operations		**$119,300**

These add up to a net gain on investments of $101,823.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		11/1/04–10/31/05	11/1/03–10/31/04
Net investment income		$17,477	$12,208
Net realized gains		3,994	286
Net unrealized gains	+	97,829	83,701
Increase in net assets from operations		**119,300**	**96,195**

Distributions Paid

Dividends from net investment income			
Investor Shares		7,770	4,522
Select Shares	+	7,956	4,835
Total dividends from net investment income		**$15,726**	**$9,357**

Transactions in Fund Shares

		11/1/04–10/31/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		5,085	$102,573	9,767	$180,735
Select Shares	+	6,795	138,664	8,998	165,692
Total shares sold		**11,880**	**$241,237**	**18,765**	**$346,427**
Shares Reinvested					
Investor Shares		362	$7,203	237	$4,213
Select Shares	+	328	6,531	222	3,957
Total shares reinvested		**690**	**$13,734**	**459**	**$8,170**
Shares Redeemed					
Investor Shares		(7,672)	($155,939)	(5,759)	($106,552)
Select Shares	+	(6,203)	(126,000)	(5,002)	(92,791)
Total shares redeemed		**(13,875)**	**($281,939)**	**(10,761)**	**($199,343)**
Net transactions in fund shares		**(1,305)**	**($26,968)**	**8,463**	**$155,254**

Shares Outstanding and Net Assets

		11/1/04–10/31/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		59,821	$1,140,680	51,358	$898,588
Total increase or decrease	+	(1,305)	76,606	8,463	242,092
End of period		**58,516**	**$1,217,286**	**59,821**	**$1,140,680**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $15,726 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$15,726	$9,357
Long-term capital gains	$–	$–

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:		
Investor Shares		$38
Select Shares	+	32
Total		**$70**
Prior period:		
Investor Shares		$70
Select Shares	+	59
Total		**$129**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $11,788 and $10,037 at the end of the current period and prior period, respectively.

See financial notes. 59

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	**11/1/04– 10/31/05**	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	14.82	12.74	10.47	12.22	17.13
Income or loss from investment operations:					
Net investment income	0.35	0.26	0.23	0.21	0.15
Net realized and unrealized gains or losses	2.18	2.05	2.25	(1.82)	(4.81)
Total income or loss from investment operations	2.53	2.31	2.48	(1.61)	(4.66)
Less distributions:					
Dividends from net investment income	(0.28)	(0.23)	(0.21)	(0.14)	(0.25)
Net asset value at end of period	17.07	14.82	12.74	10.47	12.22
Total return (%)	17.30	18.40	24.24	(13.34)	(27.58)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.68	0.69	0.65	0.58	0.58
Gross operating expenses	0.72	0.73	0.74	0.76	0.75
Net investment income	2.05	1.78	2.01	1.70	1.14
Portfolio turnover rate	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	595	550	494	443	519

 See financial notes.

Select Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	14.83	12.75	10.47	12.23	17.14
Income or loss from investment operations:					
Net investment income	0.38	0.28	0.25	0.21	0.16
Net realized and unrealized gains or losses	2.19	2.05	2.26	(1.82)	(4.80)
Total income or loss from investment operations	2.57	2.33	2.51	(1.61)	(4.64)
Less distributions:					
Dividends from net investment income	(0.31)	(0.25)	(0.23)	(0.15)	(0.27)
Net asset value at end of period	17.09	14.83	12.75	10.47	12.23
Total return (%)	17.56	18.56	24.50	(13.31)	(27.45)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.50	0.49	0.47	0.47
Gross operating expenses	0.57	0.58	0.59	0.61	0.60
Net investment income	2.23	1.97	2.19	1.81	1.25
Portfolio turnover rate	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	776	687	629	536	616

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.4% Foreign Common Stock	958,909	1,362,937
0.3% Short-Term Investment	4,247	4,247
0.1% Foreign Preferred Stock	766	1,042
0.0% Warrants	200	—
99.8% Total Investments	964,122	1,368,226
6.2% Collateral Invested for Securities on Loan	85,164	85,164
(6.0)% Other Assets and Liabilities, Net		(82,204)
100.0% Total Net Assets		1,371,186

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.4% of net assets		
Australia 4.3%		
BHP Billiton Ltd. 600,162	0.7	9,309
Other Securities	3.6	50,254
	4.3	59,563
Belgium 0.9%		
Other Securities	0.9	12,114
Canada 6.5%		
■ Manulife Financial Corp. 131,759	0.5	6,860
■ Royal Bank of Canada 107,744	0.5	7,605
Other Securities	5.5	74,820
	6.5	89,285
Denmark 0.7%		
Other Securities	0.7	9,313
France 10.3%		
AXA SA 260,843	0.6	7,556
BNP Paribas 132,633	0.7	10,060
Sanofi-Aventis 173,827	1.0	13,927
Societe Generale, Class A 61,146	0.5	6,984
■❺ Total SA 102,990	1.9	25,920
Other Securities	5.6	76,843
	10.3	141,290
Germany 7.4%		
Allianz AG 59,288	0.6	8,388
BASF AG 94,612	0.5	6,824
DaimlerChrysler AG 142,504	0.5	7,142
■ Deutsche Bank AG 94,035	0.6	8,817
Deutsche Telekom AG 411,262	0.5	7,274
E.ON AG 112,817	0.7	10,225
Siemens AG 144,278	0.8	10,747
Other Securities	3.2	42,876
	7.4	102,293
Hong Kong / China 1.0%		
Other Securities	1.0	14,204

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Ireland 0.1%		
Other Securities	**0.1**	**989**
Italy 3.4%		
■ ENI-Ente Nazionale Idrocarburi SPA 429,220	0.8	11,490
Other Securities	2.6	34,922
	3.4	**46,412**
Japan 19.8%		
Canon, Inc. 139,395	0.5	7,381
Honda Motor Co. Ltd. 141,539	0.6	7,874
Mitsubishi UFJ Financial Group, Inc. 988	0.9	12,423
Mizuho Financial Group, Inc. 1,395	0.7	9,316
Nippon Telegraph & Telephone Corp. 1,667	0.6	7,971
Sumitomo Mitsui Financial Group, Inc. 938	0.6	8,666
Takeda Pharmaceutical Co. Ltd. 141,200	0.6	7,742
❽ Toyota Motor Corp. 442,703	1.5	20,535
Other Securities	13.8	189,961
	19.8	**271,869**
Netherlands 3.7%		
ABN Amro Holdings NV 311,572	0.5	7,370
ING Groep NV 366,162	0.8	10,561
Unilever NV 94,924	0.5	6,680
Other Securities	1.9	25,767
	3.7	**50,378**
Spain 4.2%		
Banco Bilbao Vizcaya Argentaria SA 590,624	0.8	10,416
Banco Santander Central Hispano SA 1,036,437	1.0	13,199
Telefonica SA 830,416	1.0	13,256
Other Securities	1.4	20,619
	4.2	**57,490**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Sweden 2.0%		
Telefonaktiebolaget LM Ericsson, Class B 2,453,793	0.6	8,044
Other Securities	1.4	18,996
	2.0	**27,040**
Switzerland 7.7%		
Credit Suisse Group 190,854	0.6	8,445
❾ Nestle SA, Registered 67,591	1.5	20,133
❻ Novartis AG, Registered 430,836	1.7	23,180
❿ Roche Holdings — Genus 121,834	1.3	18,209
UBS AG, Registered 177,232	1.1	15,115
Other Securities	1.5	20,245
	7.7	**105,327**
United Kingdom 27.4%		
AstraZeneca PLC 284,404	0.9	12,722
Barclays PLC 1,124,769	0.8	11,146
❶ BP PLC 3,683,430	3.0	40,802
Diageo PLC 523,989	0.6	7,739
❹ GlaxoSmithKline PLC 1,023,700	1.9	26,625
HBOS PLC 673,991	0.7	9,956
❷ HSBC Holdings PLC 1,947,777	2.2	30,602
Lloyds TSB Group PLC 957,348	0.6	7,829
Rio Tinto PLC 188,475	0.5	7,181
Royal Bank of Scotland Group PLC 549,711	1.1	15,222
❼ Royal Dutch Shell PLC, A Shares 749,220	1.7	23,104
Royal Dutch Shell PLC, B Shares 497,774	1.2	16,237
Tesco PLC 1,376,566	0.5	7,330
❸ Vodafone Group PLC 11,087,405	2.1	29,109
Other Securities	9.6	129,766
	27.4	**375,370**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
United States 0.0%		
Other Securities	**0.0**	—

Foreign Preferred Stock 0.1% of net assets		
Germany 0.1%		
Other Securities	**0.1**	**1,042**

Warrants 0.0% of net assets		
France 0.0%		
Other Securities	**0.0**	—
United States 0.0%		
Other Securities	**0.0**	—

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

Short-Term Investment 0.3% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05 4,247	**0.3**	**4,247**

End of investments.

The foreign securities were valued at fair value in accordance with board approved procedures (see Accounting Policies).

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.2% of net assets	
Other Investment Companies 6.2%	
Securities Lending Investments Fund 85,164,128	**85,164**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $81,513 of securities on loan)	$1,368,226
Collateral invested for securities on loan	85,164
Foreign currency	329
Receivables:	
Fund shares sold	1,273
Dividends	2,155
Income from securities on loan	33
Dividend tax reclaim	238
Prepaid expenses	+ 25
Total assets	**1,457,443**

Liabilities

Collateral invested for securities on loan	85,164
Cash overdraft	309
Payables:	
Fund shares redeemed	544
Investment adviser and administrator fees	38
Transfer agent and shareholder service fees	27
Accrued expenses	+ 175
Total liabilities	**86,257**

Net Assets

Total assets	1,457,443
Total liabilities	− 86,257
Net assets	**$1,371,186**

Net Assets by Source

Capital received from investors	1,238,568
Net investment income not yet distributed	25,265
Net realized capital losses	(296,707)
Net unrealized capital gains	404,060

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$595,389		34,871		$17.07
Select Shares	$775,797		45,402		$17.09

The fund paid $964,122 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$131,589
Sales/maturities	$188,232

The fund's total security transactions with other Schwab Funds® during the period were $7,302.

The fund paid $321 for these currencies.

Federal Tax Data

Portfolio cost	$969,936

Net unrealized gains and losses:
Gains	$454,477
Losses	+ (56,187)
	$398,290

As of October 31, 2005:

Net undistributed earnings:
Ordinary income	$26,505
Long-term capital gains	$—
Capital losses utilized	$16,242

Unused capital losses:
Expires 10/31 of:	Loss amount
2008	1,176
2009	130,942
2010	112,722
2011	39,016
2012	+ 8,278
	$292,134

Reclassifications:
Net realized capital gains	$813
Reclassified as:	
Net investment income not yet distributed	($813)

See financial notes. 65

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$35,822
Interest		107
Securities on loan	+	1,179
Total investment income		**37,108**

Net Realized Gains and Losses

Net realized gains on investments		16,890
Net realized losses on foreign currency transactions	+	(1,075)
Net realized gains		**15,815**

Net Unrealized Gains and Losses

Net unrealized gains on investments		169,763
Net unrealized losses on foreign currency transactions	+	(93)
Net unrealized gains		**169,670**

Expenses

Investment adviser and administrator fees		5,414
Transfer agent and shareholder service fees:		
Investor Shares		1,480
Select Shares		767
Trustees' fees		15
Custodian fees		587
Portfolio accounting fees		190
Professional fees		43
Registration fees		45
Shareholder reports		75
Interest expense		4
Other expenses	+	69
Total expenses		8,689
Expense reduction	–	835
Net expenses		**7,854**

Increase in Net Assets from Operations

Total investment income		37,108
Net expenses	–	7,854
Net investment income		**29,254**
Net realized gains		15,815
Net unrealized gains	+	169,670
Increase in net assets from operations		**$214,739**

Unless stated, all numbers x 1,000.

Net of $4,537 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $539 from the investment adviser (CSIM) and $296 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through at least February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $185,485.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Unaudited

The fund designates $22,047 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$29,254	$22,962
Net realized gains or losses	15,815	(7,817)
Net unrealized gains	+ 169,670	187,892
Increase in net assets from operations	**214,739**	**203,037**

Distributions Paid

Dividends from net investment income

	11/1/04–10/31/05	11/1/03–10/31/04
Investor Shares	10,423	9,069
Select Shares	+ 14,231	12,465
Total dividends from net investment income	**$24,654**	**$21,534**

The tax-basis components of distributions paid were:

	Current period	Prior period
Ordinary income	$24,654	$21,534
Long-term capital gains	$—	$—

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	5,337	$85,930	5,725	$80,057
Select Shares	+ 7,993	128,120	5,772	80,804
Total shares sold	**13,330**	**$214,050**	**11,497**	**$160,861**
Shares Reinvested				
Investor Shares	617	$9,445	629	$8,293
Select Shares	+ 864	13,224	882	11,628
Total shares reinvested	**1,481**	**$22,669**	**1,511**	**$19,921**
Shares Redeemed				
Investor Shares	(8,209)	($132,435)	(7,955)	($111,302)
Select Shares	+ (9,795)	(160,690)	(9,688)	(136,414)
Total shares redeemed	**(18,004)**	**($293,125)**	**(17,643)**	**($247,716)**
Net transactions in fund shares	**(3,193)**	**($56,406)**	**(4,635)**	**($66,934)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:

Investor Shares	$52
Select Shares	+ 106
Total	**$158**

Prior period:

Investor Shares	$50
Select Shares	+ 22
Total	**$72**

Dollar amounts are net of the redemption fee proceeds.

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	83,466	$1,237,507	88,101	$1,122,938
Total increase or decrease	+ (3,193)	133,679	(4,635)	114,569
End of period	**80,273**	**$1,371,186**	**83,466**	**$1,237,507**

Includes distributable net investment income in the amount of $25,265 and $21,478 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	10.1%
Growth Portfolio	9.6%
Balanced Portfolio	5.7%
Conservative Portfolio	2.2%

Schwab Annuity Portfolios

Growth Portfolio II	0.5%

See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500 Index Fund	•	•	•
Schwab 1000 Index Fund	•	•	
Small-Cap Index Fund	•	•	
Total Stock Market Index Fund	•	•	
International Index Fund	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Index Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab Tax-Free YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free
   Bond Fund
Schwab California Tax-Free YieldPlus Fund
Schwab California Long-Term Tax-Free Bond Fund
Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Index Fund
Schwab Institutional Select S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Large-Cap Growth Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates.

"Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other Schwab Funds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America,

N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Index Fund	1,045	7,639	3.30
Schwab 1000 Index Fund	–	4,548	3.15
Schwab Small-Cap Index Fund	–	2,272	3.07
Schwab Total Stock Market Index Fund	–	905	3.77
Schwab International Index Fund	309	2,464	4.03

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of wash sale losses and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International Index Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guidelines adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

• **Mutual funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

In our opinion, the accompanying statements of assets and liabilities, including the summary of portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab 1000 Index Fund (one of the portfolios constituting Schwab Investments), Schwab S&P 500 Index Fund, Schwab Small-Cap Index Fund, Schwab Total Stock Market Index Fund, and Schwab International Index Fund (four of the portfolios constituting Schwab Capital Trust, hereafter referred to as the "Funds") at October 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
December 16, 2005

73

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Investments and Schwab Capital Trust (the "Trusts") and CSIM (the "Agreements") with respect to existing funds in the Trusts, operating as of December 31 of the previous year, including the Schwab S&P 500 Index Fund, the Schwab 1000 Index Fund, the Schwab Small-Cap Index Fund, the Schwab Total Stock Market Index Fund and the Schwab International Index Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreements for an additional one year period. The Board's approval of the Agreements was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreements, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreements reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreements.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreements. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund. Following such evaluation,

the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreements.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreements, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreements.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreements and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreements.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreements and concluded that the compensation under the Agreements is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Life Insurance Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[2] *Until 2001:* Stanford University, Special Advisor to the President. *From 1996-2001:* Stanford University, Vice President of Business Affairs, Chief Financial Officer.
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising San Francisco. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
William A. Hasler 1941	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services Enterprise, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (6/01 to 8/02); Chief Investment Officer, Fixed, American Century Companies, Inc. (1/97 to 6/01).

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Annual report dated October 31, 2005 enclosed.

Schwab Active Equity Funds

Schwab Premier Equity Fund™

Schwab Core Equity Fund™

Schwab Dividend Equity Fund™

Schwab Large-Cap Growth Fund™

Schwab Small-Cap Equity Fund™

Schwab Hedged Equity Fund™

Schwab Financial Services Fund™
(formerly Financial Services Focus Fund)

Schwab Health Care Fund™
(formerly Health Care Focus Fund)

Schwab Technology Fund™
(formerly Technology Focus Fund)

You could have received this document *faster* via email.

Save paper. Sign up for electronic delivery at **www.schwab.com/edelivery**.

charles **SCHWAB**

Give Your Portfolio a 5-Star Treatment.

Add the Schwab Hedged Equity Fund™ to your portfolio today.

The Schwab Hedged Equity Fund draws on Schwab's industry-recognized stock-evaluation methodology—Schwab Equity Ratings®. The Schwab Equity Ratings evaluate approximately 3,000 US-headquartered stocks, and based on their potential to outperform the market over the next 12 months, award each stock a rating, ranging from A (strongly outperform) to F (strongly underperform). Fund managers employ hedging techniques —holding long positions primarily in A- and B-rated stocks and taking limited short positions primarily in D- and F-rated stocks—to seek to minimize market volatility while enhancing long-term performance. It's a strategy that has delivered excellent returns since the fund's inception, outperforming the S&P 500 Index while incurring less market risk.[1]



Average Annual Total Return (% as of 9/30/05) **and Morningstar Rating** (as of 11/30/05)

- Schwab Hedged Equity Fund Select Shares (SWHEX): 1 Year 18.82%, 3 Years 16.65%, Since Inception 14.40%
- S&P 500® Index: 1 Year 12.25%, 3 Years 16.70%, Since Inception 11.96%

Since Inception 9/3/02

Morningstar Rating™
★★★★★
Overall/3-Year Rating[2]
Moderate Allocation Category
Out of 727 Funds

Performance data quoted is past performance and no guarantee of future results. Current performance may be higher or lower. Investment value will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please go to schwab.com for month-end performance figures. Morningstar gives ratings of four or five stars to the top 33% of all funds (of the 33%, 10% get five stars and 22.5% get four stars) based on their risk-adjusted returns. The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund's 3-, 5-, and 10-year (if applicable) Morningstar Rating™ metrics.

To place your order, call 1-877-340-1713 or visit www.schwab.com/hedgedequity

Investors should carefully consider information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-877-340-1713. Please read the prospectus carefully before investing.

The fund's long positions can decline in value at the same time the value of the short stock increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Investor Shares, with an inception date of 2/28/05, are not yet eligible for a Morningstar rating. Investor Shares will experience a reduced rate of return since they have a higher expense ratio. The rankings presented reflect the waiver of all or a portion of the fund's fees. Without such waiver, the rankings would/may have been lower.

[1] The fund's beta is 0.49 as of 9/30/05. Beta is a measure of an investment's sensitivity to the market, with the S&P 500 Index as the most common proxy. The index is defined as having a beta of 1. Investment with a beta higher than 1 are expected to rise and fall more than the index, while those with a beta less than 1 are expected to rise and fall less.

[2] Morningstar proprietary ratings reflect historical risk-adjusted performance as of 11/30/05. For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The top 10% of the funds in an investment category receive 5 stars, 22.5% receive 4 stars, 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star.

Schwab Active Equity Funds

Annual Report
October 31, 2005

Schwab Premier Equity Fund™

Schwab Core Equity Fund™

Schwab Dividend Equity Fund™

Schwab Large-Cap Growth Fund™

Schwab Small-Cap Equity Fund™

Schwab Hedged Equity Fund™

Schwab Financial Services Fund™
(formerly Financial Services Focus Fund)

Schwab Health Care Fund™
(formerly Health Care Focus Fund)

Schwab Technology Fund™
(formerly Technology Focus Fund)

charles SCHWAB

The power of Schwab Equity Ratings®. The convenience and diversification of mutual funds.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab to perform a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Small-cap funds are subject to greater volatility than those in other asset categories.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have now grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. I'm especially pleased to highlight the strong performance of the Schwab Small-Cap Equity Fund which ranked in the top 2% of its category for the one-year period ended October 31, 2005.[1]

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

---

[1] Source: Lipper Small Cap Core Funds. For the one-year period, rankings were: Select Shares #11 and Investor Shares #12 out of 604 funds. Numbers assume reinvestment of dividends and capital gains over each time period. Lipper, Inc. rankings are based on average total returns not including sales charges.

Management's Discussion



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for the Schwab Active Equity Funds for the period ended October 31, 2005. Although the period was marked by volatility, all of the funds with at least a one-year track record beat their respective benchmarks for the one-year period.

In addition to our suite of actively managed funds, we also have a strong line-up of index funds. With their market-tracking performance, broad diversification and lower costs, index funds can complement a portfolio of actively managed funds. For example, the Schwab 1000 Index Fund includes the stocks of the largest 1,000 publicly traded companies in the United States. This fund has delivered solid results and is a tax-efficient investment that can serve as the core stock portion of an asset allocation strategy.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. In terms of development, Schwab Funds launched seven new funds in 2005. Among the new funds is the Schwab Large-Cap Growth Fund, which commenced operations on October 3, 2005. This fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion and is actively managed by a team of investment professionals that understands how a disciplined investment strategy can help achieve competitive returns.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,



Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.



Jeffrey Mortimer, CFA, at right, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.

Vivienne Hsu, CFA, at left, vice president and senior equities portfolio manager of the investment adviser, is responsible for the day-to-day co-management of the funds. Prior to joining the firm in August 2004, she worked for more than 11 years in asset management and quantitative analysis.

Larry Mano, in front, vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day co-management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

Despite a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit all-time highs and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the Fed Funds Target eight consecutive times in the one-year report period. The moves had a limited impact on overall economic growth, due primarily to the record-low level of interest rates from which the increases began.

Despite concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.6%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past few months was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructure in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September. However, a quick action by the federal government to release Strategic Petroleum Reserves and soften oil demand led to a subsequent decline off that peak. While the full economic effect of the hurricanes was unknown at the end of the report period, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in the area.

Another significant event that occurred during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he has not yet been confirmed into office, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks held up well. The S&P 500 Index[1] posted gains of 8.72% for the one-year period ending on October 31, 2005 while the Russell 2000 Index also displayed a positive return of 12.08%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 18.09% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 1.13%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we were in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 8.72% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 12.08% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.09% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 1.13% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.
Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the 12 months ended 10/31/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Premier Equity Fund™
Investor Shares[1] **7.00%**
Select Shares[1] **7.10%**
Benchmark[1] **2.52%**
Fund Category[1,2] **2.71%**
Performance Details . . . . pages 9-10

Schwab Core Equity Fund™ 15.74%
Benchmark **8.72%**
Fund Category[2] **9.53%**
Performance Details . . . . page 12

Schwab Dividend Equity Fund™
Investor Shares **9.98%**
Select Shares® **10.17%**
Benchmark **8.72%**
Fund Category[2] **10.02%**
Performance Details . . . pages 14-15

Schwab Large-Cap Growth Fund™
Investor Shares[3] . . . . **-2.70%**
Select Shares[3] . . . . **-2.70%**
Benchmark[3] . . . . **-0.97%**
Fund Category[2,3] . . . . **-1.15%**
Performance Details . . . pages 17-18

The Schwab Premier Equity Fund was launched on March 21, 2005. Performance numbers are for the period since inception and are not annualized. The fund is comprised of approximately 100 stocks that have been identified using Schwab Equity Ratings as likely to outperform the market over the next 12 months. The portfolio is diversified across sectors and capitalization size, and generally invests in only A or B rated stocks. Since its inception, the Schwab Premier Equity Fund was up 7.00%, well above its benchmark, the S&P 500 Index, which was up 2.52% for the same period. Energy stocks came off of their highs towards the end of the report period, but still posted a solid return of 7% for the inception-to-date period. Sector and industry group weights had a slightly negative impact on fund performance while an overweight to the Information Technology and Energy sectors positively affected performance. Stock selection was the most positive aspect of performance for the period as A-rated stocks excelled. Stock selection in the Diversified Financials, Insurance, as well as Software & Services industry groups was particularly strong. Some of the better performing stocks in the Insurance industry group were W.R. Berkley Corporation, Loews Corporation, AFLAC, Inc., and Metlife, Inc.

The Schwab Core Equity Fund was up 15.74% for the one-year report period, well above its benchmark, the S&P 500 Index, which returned 8.72%. Returns were driven by large energy and utility stocks, which were up over 33% and 23% respectively. The underperforming sectors for the period included Consumer Discretionary and Telecommunication Services. Helping the fund's performance was the stock selection process, which can be attributed to Schwab Equity Ratings' rigorous stock evaluation and its ability to identify stocks likely to outperform the market. The fund's underweight to the Consumer Discretionary and Financial sectors, added to the overall performance. Stocks that performed well during the one-year period were Burlington Resources, Inc., Franklin Resources, Inc. and The Gillette Company, after being acquired by Procter & Gamble Co.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

[1] Total return is for 3/21/05 − 10/31/05.
[2] Source for category information: Morningstar, Inc.
[3] Total return is for 10/3/05 − 10/31/05.

Management's Discussion   continued

Performance at a Glance

Total return for the 12 months ended 10/31/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Small-Cap Equity Fund™
Investor Shares **23.65%**
Select Shares **23.83%**
Benchmark **15.27%**
Fund Category[1] **13.72%**
Performance Details . . . pages 20-21

Schwab Hedged Equity Fund™
Investor Shares[2] **6.96%**
Select Shares **16.52%**
Benchmark **8.72%**
Fund Category[1] **7.62%**
Performance Details . . . pages 23-24

Schwab Financial Services Fund™ **18.62%**
Benchmark **9.34%**
Fund Category[1] **8.97%**
Performance Details . . . . page 26

Schwab Health Care Fund™. **30.15%**
Benchmark **11.02%**
Fund Category[1] **15.21%**
Performance Details . . . . page 28

Schwab Technology Fund™ **10.41%**
Benchmark **5.81%**
Fund Category[1] **8.86%**
Performance Details . . . . page 30

The Schwab Dividend Equity Fund, which was up 9.98% for the period, handily outperformed its benchmark, the S&P 500 Index, which increased 8.72%. A significant amount of the fund's outperformance can be attributed to Schwab Equity Ratings' ability to identify stocks likely to outperform the market. On the positive side, the fund's underweight position in technology stocks and overweight in utilities helped performance. Among the winners were The Gillette Company, Marathon Oil Corporation, AON Corporation, and Edison International. The fund is also designed to provide current income from dividends that are eligible for the reduced tax rate on qualified dividend income. As a result, lower dividend yields kept us away from many energy stocks, which excelled during the period.

The Schwab Large-Cap Growth Fund was launched on October 3, 2005. Performance numbers are for the period since inception and are not annualized. The Schwab Large-Cap Growth Fund was down 2.70% for the nearly one-month period, slightly underperforming its benchmark, the Russell 1000 Growth Index, which was down 0.97%. Stocks as a whole struggled during the month of October as the S&P 500 Index was down 1.73%. Energy stocks came down from their lofty heights during the month of October, as the group lost over 8%. Similarly, the Utilities and the Telecommunication Services also had a tough period, while the overall strengths in the fund were found in the Financial and Materials sectors. For the nearly one-month period, A-rated stocks within the Russell 1000 Growth lagged and large positions of Exxon Mobil Corp. and Chevron Texaco Corporation slightly detracted from fund performance. Some of the better performing stocks for the period included Monster Worldwide, Inc., an online recruitment service, and Microsoft Corp.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories.

The Hedged Equity Fund's long positions can decline in value at the same time the value of its shorted stocks increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Since the Financial Services, Health Care, and Technology funds focus their investments on companies involved in specific sectors, these funds may involve a greater degree of risk than an investment in other mutual funds with greater diversification.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

[1] Source for category information: Morningstar, Inc.
[2] Total return is for 3/1/05 – 10/31/05.

The Schwab Small-Cap Equity Fund was up 23.65%, outperforming its benchmark, the S&P 600 Small-Cap Index, which was up 15.27% for the year-end period. Small-cap energy stocks were up over 60% for the period, contributing to the overall performance of the equity markets. Another leading contributor to the markets' performance for the year was the Health Care and Industrials sectors which were up 20% for the year. Among the top performers were Payless Shoesource, Inc., Hydril Co., and Investment Technology Group, Inc. From an industry group standpoint, Insurance as well as Food & Staples shined, while Automobiles, Household & Personal Products, and Pharmaceuticals & Biotechnology all struggled during the period. Further, it was difficult to avoid under-performers in the small-cap area of the technology sector. Borland Software, producers of platform software technology solutions, was one of the securities that detracted from performance.

The Schwab Hedged Equity Fund Select Shares were up 16.52%, out-performing their benchmark, the S&P 500 Index, which returned 8.72% for the 12-month period. In addition, the fund's Investor Shares, which were launched on March 1, 2005, returned 6.96% since inception, out-performing the 1.44% return of the benchmark S&P 500 Index for that period. Prior to the devastation of the hurricanes, the fund was growing steadily and was positioned to outperform more than it did, but at the end of the quarter, results were dampened due to a slight underweight to Energy, which rallied as a result of concerns of temporary energy shortages. Importantly, in addition to outperforming its benchmark, the fund maintained less market volatility and a lower weighted average market capitalization than the broad equity market. The results of stock selection for the period were positive. On the long side, within the Insurance and Software industries, positions in AON Corp, Burlington Resources, Inc., and Apple Computer, Inc. contributed to overall returns.

The Schwab Financial Services Fund returned 18.62% for the one-year report period, beating its benchmark, the S&P 1500 SuperComposite Financials Sector Index, which was up 9.34%. The diverse nature of the Financial Services sector proved helpful during the year as the group posted positive returns, despite concerns about the narrowing of interest rate spreads at Banks. The fund benefited from being smaller than the benchmark, as the fund's weighted average market capitalization was about one-fourth of the benchmark. With the help of Schwab Equity Ratings' ability to identify stocks likely to outperform the market over the next

Source of Sector Classification: S&P and MSCI.

12 months, the fund was able to find winners that produced substantial returns. The fund sidestepped a struggling Fannie Mae and caught the momentum behind Franklin Resources, Inc., Investment Technology Group, Inc., and AFLAC, Inc.

The Schwab Health Care Fund, which was up 30.15% for the one-year reporting period, was the best performing of the three sector funds. The fund outperformed its benchmark, the S&P 1500 SuperComposite Health Care Sector Index, which was up 11.02%. Health Care stocks posted solid returns for the year, with one industry group, Health Care Equipment and Services, returning 26%. The fund maintained lower price/earnings and price/book ratios than the benchmark, which added value to overall returns. The fund also benefited from its emphasis on holdings that were smaller than the benchmark, particularly as a result of underweighting large pharmaceutical stocks. Much of the fund's outperformance can be attributed to the Health Care sector, as Schwab's Equity Ratings identified a number of A-rated stocks that climbed more than 100% for the period. Some of the largest contributors to the fund were Humana, Inc. and Express Scripts, Inc.

The Schwab Technology Fund was up 10.41% for the period, outperforming its benchmark, the S&P 1500 SuperComposite Technology Sector Index, which was up 5.81%. During the report period, Technology stocks posted reasonable gains, with each of its three industry groups posting similar returns. Since performance for the three industry groups did not vary by much for the period, little could be gained by overweighting each group and therefore, the fund showed almost no benefit or loss from industry weights. Software firms such as Autodesk, Inc. and Progress Software Corp., both business solutions companies, contributed to the overall returns for the fund whereas holdings of Avaya, Inc. and Xerox Corp. slightly detracted from performance.

Source of Sector Classification: S&P and MSCI.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Premier Equity Fund™

Investor Shares Performance as of 10/31/05

Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares** Ticker Symbol: SWPNX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 3/21/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $10,700   **Investor Shares**
■ $10,252   **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

Total Returns[1,2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWPSX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 3/21/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $53,550 **Select Shares**
■ $51,261 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	101
Weighted Average Market Cap ($ x 1,000,000)	$24,424
Price/Earnings Ratio (P/E)	19.9
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate[2]	33%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ Apple Computer, Inc.	1.2%
❷ Investment Technology Group, Inc.	1.2%
❸ W.R. Berkley Corp.	1.2%
❹ Autodesk, Inc.	1.2%
❺ Helmerich & Payne, Inc.	1.2%
❻ AMR Corp.	1.2%
❼ J.C. Penny Co., Inc. Holding Co.	1.2%
❽ Prudential Financial, Inc.	1.2%
❾ Payless Shoesource, Inc.	1.1%
❿ Pride International, Inc.	1.1%
Total	**11.8%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 18.8% **Financials**
- 17.9% **Information Technology**
- 14.6% **Health Care**
- 11.6% **Industrials**
- 11.0% **Consumer Discretionary**
- 9.5% **Consumer Staples**
- 8.6% **Energy**
- 3.5% **Material**
- 3.1% **Utilities**
- 1.1% **Telecommunication Services**
- 0.3% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Core Equity Fund™

Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund**   Ticker Symbol: SWANX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 7/1/96
Fund	15.74%	-0.71%	9.23%
S&P 500 Index	8.72%	-1.73%	8.19%
Morningstar Large-Cap Blend	9.53%	-1.41%	7.01%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ **$22,806** **Fund**
■ **$20,855** **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	93
Weighted Average Market Cap ($ x 1,000,000)	$60,334
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	48%
Minimum Initial Investment[2]	$2,500
($1,000 for retirement, education and custodial accounts)	

Top Holdings[3]

Security	% of Net Assets
❶ **American Express Co.**	5.0%
❷ **Boeing Co.**	4.7%
❸ **Exxon Mobil Corp.**	4.4%
❹ **Intel Corp.**	4.3%
❺ **Coca-Cola Co.**	4.2%
❻ **UnionBanCal Corp.**	4.0%
❼ **Hewlett-Packard Co.**	4.0%
❽ **Franklin Resources, Inc.**	3.7%
❾ **CSX Corp.**	3.5%
❿ **Lockheed Martin Corp.**	3.3%
Total	**41.1%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 25.3% **Financials**
- 19.9% **Information Technology**
- 15.6% **Industrials**
- 14.9% **Health Care**
- 7.2% **Energy**
- 6.1% **Consumer Discretionary**
- 5.3% **Consumer Staples**
- 1.8% **Utilities**
- 1.7% **Telecommunication Services**
- 0.6% **Material**
- 1.6% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Dividend Equity Fund™

Investor Shares Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Investor Shares** Ticker Symbol: SWDIX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Value**



1 Year

9.98% 8.72% 10.02%

Since Inception: 9/2/03

15.38% 10.56% 12.32%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in a benchmark.

■ $13,640 **Investor Shares**
■ $12,433 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWDSX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Value**



1 Year
- 10.17%
- 8.72%
- 10.02%

Since Inception: 9/2/03
- 15.50%
- 10.56%
- 12.32%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in a benchmark.

■ $68,350 **Select Shares**
■ $62,167 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Dividend Equity Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style

	Value	Blend	Growth	
Large	■			Market Cap
Medium				
Small				

Statistics

Number of Holdings	112
Weighted Average Market Cap ($ x 1,000,000)	$49,274
Price/Earnings Ratio (P/E)	15.8
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate	26%
SEC Yield[2]	
Investor Shares	1.84%
Select Shares	1.98%
SEC Yield—No Waiver[3]	
Investor Shares	1.84%
Select Shares	1.98%
Minimum Initial Investment[4]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Top Holdings[5]

Security	% of Net Assets
❶ ChevronTexaco Corp.	1.6%
❷ Kellogg Co.	1.4%
❸ ConocoPhillips	1.4%
❹ PNC Financial Services Group, Inc.	1.4%
❺ St. Paul Travelers Cos., Inc.	1.3%
❻ JPMorgan Chase & Co.	1.3%
❼ Marathon Oil Corp.	1.3%
❽ Hewlett-Packard Co.	1.3%
❾ Motorola, Inc.	1.3%
❿ Altria Group, Inc.	1.3%
Total	**13.6%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 25.3% Financials
- 12.8% Industrials
- 12.8% Utilities
- 12.2% Consumer Staples
- 8.3% Information Technology
- 6.7% Health Care
- 6.2% Telecommunication Services
- 5.5% Energy
- 5.5% Consumer Discretionary
- 4.4% Material
- 0.3% Other

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Please see prospectus for further detail and eligibility requirements.

[5] This list is not a recommendation of any security by the investment adviser.

Schwab Large-Cap Growth Fund™

Investor Shares Performance as of 10/31/05

Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWLNX
■ Benchmark: **Russell 1000® Growth Index**
■ Fund Category: **Morningstar Large-Cap Growth**



-2.70%   -0.97%   -1.15%

Since Inception: 10/3/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $9,730 **Investor Shares**
■ $9,903 **Russell 1000® Growth Index**
□ $9,833 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWLSX
■ Benchmark: **Russell 1000® Growth Index**
■ Fund Category: **Morningstar Large-Cap Growth**



Since Inception: 10/3/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $48,650 **Select Shares**
■ $49,515 **Russell 1000® Growth Index**
□ $49,166 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Large-Cap Growth Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	60
Weighted Average Market Cap ($ x 1,000,000)	$74,362
Price/Earnings Ratio (P/E)	21.4
Price/Book Ratio (P/B)	4.2
Portfolio Turnover Rate[2]	4%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ Johnson & Johnson	4.4%
❷ Intel Corp.	3.8%
❸ Pfizer, Inc.	3.5%
❹ Exxon Mobil Corp.	3.4%
❺ International Business Machines Corp.	3.2%
❻ Hewlett-Packard Co.	3.2%
❼ General Dynamics Corp.	3.1%
❽ UnitedHealth Group, Inc.	2.6%
❾ Qualcomm, Inc.	2.3%
❿ Coca-Cola Co.	2.3%
Total	**31.8%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 28.1% **Information Technology**
- 22.5% **Health Care**
- 12.2% **Financials**
- 11.7% **Industrials**
- 10.2% **Consumer Discretionary**
- 6.2% **Energy**
- 5.6% **Consumer Staples**
- 1.7% **Material**
- 1.1% **Utilities**
- 0.7% **Other**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Equity Fund™

Investor Shares Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWSIX
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



1 Year
- 23.65%
- 15.27%
- 13.72%

Since Inception: 7/1/03
- 27.88%
- 21.14%
- 19.12%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $17,778 **Investor Shares**
■ $15,663 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

- ■ Fund: **Select Shares** Ticker Symbol: SWSCX
- ■ Benchmark: **S&P SmallCap 600 Index**
- ■ Fund Category: **Morningstar Small-Cap Blend**



	1 Year	Since Inception: 7/1/03
Select Shares	23.83%	28.07%
S&P SmallCap 600 Index	15.27%	21.14%
Morningstar Small-Cap Blend	13.72%	19.12%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $89,205 **Select Shares**
- ■ $78,315 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Small-Cap Equity Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	131
Weighted Average Market Cap ($ x 1,000,000)	$1,628
Price/Earnings Ratio (P/E)	22.1
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate	90%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ **Thomas & Betts Corp.**	3.1%
❷ **Sierra Health Services, Inc.**	3.0%
❸ **Investment Technology Group, Inc.**	2.8%
❹ **Bank of Hawaii Corp.**	2.8%
❺ **Crown Holdings, Inc.**	2.8%
❻ **Helmerich & Payne, Inc.**	2.7%
❼ **Vector Group Ltd.**	2.5%
❽ **TRW Automotive Holdings Corp.**	2.4%
❾ **GATX Corp.**	2.4%
❿ **John Wiley & Sons,** Class A	2.2%
Total	**26.7%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



18.6%	**Information Technology**
15.5%	**Industrials**
15.2%	**Financials**
14.4%	**Consumer Discretionary**
12.0%	**Health Care**
7.0%	**Material**
6.0%	**Energy**
5.9%	**Consumer Staples**
2.0%	**Telecommunication Services**
0.5%	**Utilities**
2.9%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Hedged Equity Fund™

Investor Shares Performance as of 10/31/05

Total Returns[1,2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares**   Ticker Symbol: SWHIX
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Moderate Allocation**



Since Inception: 3/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $10,696 **Investor Shares**
- $10,144 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWHEX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Moderate Allocation**



	1 Year	3 Years	Since Inception: 9/3/02
Fund: Select Shares	16.52%	15.48%	14.01%
Benchmark: S&P 500 Index	8.72%	12.84%	11.02%
Fund Category	7.62%	10.43%	9.00%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $75,800 **Select Shares**
■ $69,674 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Long Holdings[1]	% of Net Assets
Security	
❶ Crown Holdings, Inc.	3.3%
❷ Kerr-McGee Corp.	3.2%
❸ AON Corp.	3.1%
❹ Loews Corp.	3.1%
❺ Hewlett Packard Co.	3.0%
Total	**15.7%**

Top Short Positions[1]	% of Net Assets
Security	
❶ Par Pharmaceutical Cos., Inc.	1.9%
❷ Werner Enterprises, Inc.	1.6%
❸ Martek Biosciences Corp.	1.6%
❹ Accredited Home Lenders Holding Co.	1.6%
❺ Titanium Metals Corp.	1.5%
Total	**8.2%**

Statistics

Number of Holdings	
Long Holdings	133
Short Positions	55
Weighted Average Market Cap ($ x 1,000,000)	
Long Holdings	$27,974
Short Positions	$3,492
Price/Earnings Ratio (P/E)	
Long Holdings	19.3
Short Positions	33.9
Price/Book Ratio (P/B)	
Long Holdings	2.4
Short Positions	2.6
Portfolio Turnover Rate[2]	87%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Short positions have been excluded from the calculation of portfolio turnover because at the time of entering into the short positions, the fund did not intend to hold the positions for more than one year.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab Financial Services Fund™

Performance as of 10/31/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund** Ticker Symbol: SWFFX
■ Benchmark: **S&P 1500 SuperComposite Financials Sector Index**
■ Fund Category: **Morningstar Financial Services**



	1 Year	5 Years	Since Inception: 7/3/00
Fund	18.62%	7.23%	10.23%
Benchmark	9.34%	4.20%	8.09%
Fund Category	8.97%	7.38%	11.21%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $16,818 **Fund**
■ $15,148 **S&P 1500 SuperComposite Financials Sector Index**
□ $9,035 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ Comerica, Inc.	5.9%
❷ Principal Financial Group, Inc.	5.4%
❸ Metlife, Inc.	5.0%
❹ UnionBanCal Corp.	4.9%
❺ Prudential Financial, Inc.	4.8%
❻ AFLAC, Inc.	4.7%
❼ Northern Trust Corp.	4.7%
❽ Franklin Resources, Inc.	4.7%
❾ Bank of Hawaii Corp.	4.6%
❿ KeyCorp, Inc.	4.6%
Total	**49.3%**

Statistics

Number of Holdings	42
Weighted Average Market Cap ($ x 1,000,000)	$16,938
Price/Earnings Ratio (P/E)	14.5
Price/Book Ratio (P/B)	2.2
Portfolio Turnover Rate	74%
Minimum Initial Investment[2]	$2,500
($1,000 for retirement, education and custodial accounts)	

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 37.8% **Diversified Financials**
- 29.8% **Banks**
- 29.1% **Insurance**
- 2.3% **Real Estate**
- 1.0% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Health Care Fund™

Performance as of 10/31/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund** Ticker Symbol: SWHFX
■ Benchmark: **S&P 1500 SuperComposite Health Care Sector Index**
■ Fund Category: **Morningstar Health Care**



1 Year
- 30.15%
- 11.02%
- 15.21%

5 Years
- 6.89%
- -0.80%
- -0.57%

Since Inception: 7/3/00
- 6.98%
- 0.08%
- 0.95%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $14,334 **Fund**
■ $10,041 **S&P 1500 SuperComposite Health Care Sector Index**
□ $9,035 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ Express Scripts, Inc.	4.2%
❷ AmericourceBergen Corp.	4.0%
❸ McKesson Corp.	4.0%
❹ CIGNA Corp.	3.9%
❺ Baxter International, Inc.	3.9%
❻ UnitedHealth Group, Inc.	3.7%
❼ Cardinal Health, Inc.	3.7%
❽ Pfizer, Inc.	3.5%
❾ Becton Dickinson & Co.	3.4%
❿ Johnson & Johnson	3.4%
Total	**37.7%**

Statistics

Number of Holdings	49
Weighted Average Market Cap ($ x 1,000,000)	$29,393
Price/Earnings Ratio (P/E)	33.7
Price/Book Ratio (P/B)	3.4
Portfolio Turnover Rate	42%
Minimum Initial Investment[2]	$2,500
($1,000 for retirement, education and custodial accounts)	

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 67.9% **Health Care Equipment & Services**
- 31.5% **Pharmaceuticals & Biotechnology**
- 0.6% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Technology Fund™

Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- **Fund** Ticker Symbol: SWTFX
- Benchmark: **S&P 1500 SuperComposite Technology Sector Index**
- Fund Category: **Morningstar Technology**



30%
20%
10%
0%
-10%
-20%
-30%
10.41%
5.81%
8.86%
-10.54%
-12.95%
-15.96%
-12.57%
-15.40%
-17.25%
1 Year
5 Years
Since Inception: 7/3/00

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- $4,880 **Fund**
- $4,093 **S&P 1500 SuperComposite Technology Sector Index**
- $9,035 **S&P 500® Index**



$20,000
$15,000
$10,000
$5,000
$0
7/3/00
10/00
10/01
10/02
10/03
10/04
10/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ International Business Machines Corp.	8.1%
❷ Hewlett-Packard Co.	7.2%
❸ Motorola, Inc.	7.2%
❹ Intel Corp.	6.5%
❺ Texas Instruments, Inc.	6.0%
❻ Oracle Corp.	5.2%
❼ Autodesk, Inc.	3.5%
❽ Applied Materials, Inc.	3.1%
❾ Progress Software Corp.	3.1%
❿ Apple Computer, Inc.	3.0%
Total	**52.9%**

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 39.9% **Technology Hardware & Equipment**
- 38.5% **Software & Services**
- 20.9% **Semiconductors & Semiconductor Equipment**
- 0.7% **Other**

Statistics

Number of Holdings	45
Weighted Average Market Cap ($ x 1,000,000)	$42,008
Price/Earnings Ratio (P/E)	23.0
Price/Book Ratio (P/B)	3.3
Portfolio Turnover Rate	89%
Minimum Initial Investment[2]	$2,500
($1,000 for retirement, education and custodial accounts)	

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2005 and held through October 31, 2005, unless noted otherwise.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or

share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period 5/1/05–10/31/05
Schwab Premier Equity Fund™				
Investor Shares				
Actual Return	0.88%	$1,000	$1,122.80	$4.69[2]
Hypothetical 5% Return	0.88%	$1,000	$1,020.78	$4.47[2]
Select Shares				
Actual Return	0.77%	$1,000	$1,123.80	$4.10[2]
Hypothetical 5% Return	0.77%	$1,000	$1,021.34	$3.90[2]
Schwab Core Equity Fund™				
Actual Return	0.75%	$1,000	$1,077.00	$3.93[3]
Hypothetical 5% Return	0.75%	$1,000	$1,021.42	$3.82[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Schwab and the investment adviser have agreed that "annual operating expenses" (excluding interest, taxes, and certain non-routine expense) of Investor Shares and Select Shares will equal 0.00% from 3/21/05 (commencement of operations) through 6/30/05.
For the period 7/1/05-2/27/06, Schwab and the investment adviser have agreed to limit the net operating expenses of Investor and Select Shares to 1.30% and 1.15%, respectively. Based on these expense ratios, "Expenses Paid During Period" would be: $6.96 based on Actual Return and $6.61 based on Hypothetical 5% Return for Investor Shares; and, $6.16 based on Actual Return and $5.85 based on Hypothetical 5% Return for Select Shares.

[3] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period 5/1/05–10/31/05
Schwab Dividend Equity Fund™				
Investor Shares				
Actual Return	1.06%	$1,000	$1,033.40	$5.45[2]
Hypothetical 5% Return	1.06%	$1,000	$1,019.85	$5.41[2]
Select Shares®				
Actual Return	0.91%	$1,000	$1,034.20	$4.68[2]
Hypothetical 5% Return	0.91%	$1,000	$1,020.60	$4.65[2]
Schwab Large-Cap Growth Fund™				
Investor Shares				
Actual Return	1.20%	$1,000	$1,027.00	$1.00[3]
Hypothetical 5% Return	1.20%	$1,000	$1,003.13	$0.99[3]
Select Shares				
Actual Return	0.99%	$1,000	$1,027.00	$0.82[3]
Hypothetical 5% Return	0.99%	$1,000	$1,003.30	$0.81[3]
Schwab Small-Cap Equity Fund™				
Investor Shares				
Actual Return	1.27%	$1,000	$1,195.40	$7.05[2]
Hypothetical 5% Return	1.27%	$1,000	$1,018.78	$6.49[2]
Select Shares				
Actual Return	1.11%	$1,000	$1,196.40	$6.12[2]
Hypothetical 5% Return	1.11%	$1,000	$1,019.63	$5.63[2]
Schwab Hedged Equity Fund™				
Investor Shares				
Actual Return	2.32%	$1,000	$1,066.40	$12.08[2]
Hypothetical 5% Return	2.32%	$1,000	$1,013.51	$11.77[2]
Select Shares				
Actual Return	2.12%	$1,000	$1,067.20	$11.05[2]
Hypothetical 5% Return	2.12%	$1,000	$1,014.52	$10.76[2]
Schwab Financial Services Fund™				
Actual Return	1.07%	$1,000	$1,149.00	$5.80[2]
Hypothetical 5% Return	1.07%	$1,000	$1,019.80	$5.45[2]
Schwab Health Care Fund™				
Actual Return	0.88%	$1,000	$1,113.50	$4.71[2]
Hypothetical 5% Return	0.88%	$1,000	$1,020.74	$4.51[2]
Schwab Technology Fund™				
Actual Return	0.96%	$1,000	$1,161.90	$5.21[2]
Hypothetical 5% Return	0.96%	$1,000	$1,020.39	$4.87[2]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

[3] Expenses for this share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 29 days of the period (from 10/3/05, commencement of operations through 10/31/05), and divided by 365 days of the fiscal year.

Schwab Premier Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	3/21/05[1]– 10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment income	0.02
Net realized and unrealized gains	0.68
Total income from investment operations	0.70
Net asset value at end of period	10.70
Total return (%)	7.00[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.78[3]
Gross operating expenses	1.23[3]
Net investment income	0.52[3]
Portfolio turnover rate	33[2]
Net assets, end of period ($ x 1,000,000)	364

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	3/21/05[1]– 10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment income	0.03
Net realized and unrealized gains	0.68
Total income from investment operations	0.71
Net asset value at end of period	10.71
Total return (%)	7.10[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.68[3]
Gross operating expenses	1.08[3]
Net investment income	0.63[3]
Portfolio turnover rate	33[2]
Net assets, end of period ($ x 1,000,000)	481

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.4% Common Stock	800,543	839,981
0.3% Short-Term Investment	2,307	2,307
99.7% Total Investments	802,850	842,288
3.5% Collateral Invested for Securities on Loan	29,935	29,935
(3.2)% Other Assets and Liabilities, Net		(27,084)
100.0% Total Net Assets		845,139

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.4% of net assets

Automobiles & Components 0.9%

ArvinMeritor, Inc. 450,800	**7,226**

Banks 2.9%

| Bank of Hawaii Corp. 173,100 | 8,894 |
| Comerica, Inc. 163,600 | 9,453 |

Security and Number of Shares	Value ($ x 1,000)
Wachovia Corp. 128,500	6,492
	24,839

Capital Goods 6.3%

The Boeing Co. 139,200	8,998
Goodrich Corp. 207,700	7,492
Lockheed Martin Corp. 149,200	9,036
Northrop Grumman Corp. 170,800	9,163
Precision Castparts Corp. 195,400	9,254
Raytheon Co. 242,900	8,975
	52,918

Commercial Services & Supplies 2.0%

Equifax, Inc. 267,300	9,214
Herman Miller, Inc. 277,900	7,617
	16,831

Consumer Durables & Apparel 3.3%

■ Hasbro, Inc. 300,000	5,652
K-Swiss, Inc., Class A 256,500	7,811
Newell Rubbermaid, Inc. 405,000	9,311
VF Corp. 105,000	5,486
	28,260

Diversified Financials 6.2%

American Express Co. 157,400	7,834
• AmeriCredit Corp. 326,200	7,291
Franklin Resources, Inc. 107,800	9,526
•❷ Investment Technology Group, Inc. 320,600	10,423
Mellon Financial Corp. 263,800	8,360
Principal Financial Group, Inc. 185,000	9,181
	52,615

Energy 8.6%

Burlington Resources, Inc. 124,200	8,970
ChevronTexaco Corp. 160,000	9,131
Devon Energy Corp. 141,600	8,550
Exxon Mobil Corp. 163,800	9,196
❺ Helmerich & Payne, Inc. 177,500	9,833
•❿ Pride International, Inc. 343,000	9,628
• Transocean, Inc. 160,100	9,204
• Veritas DGC, Inc. 253,200	8,156
	72,668

Security and Number of Shares	Value ($ x 1,000)
Food & Staples Retailing 2.0%	
• Kroger Co. 418,500	8,328
Supervalu, Inc. 279,600	8,788
	17,116
Food Beverage & Tobacco 6.8%	
Archer-Daniels-Midland Co. 392,600	9,568
The Coca-Cola Co. 218,400	9,343
Kellogg Co. 157,400	6,952
PepsiAmericas, Inc. 348,000	8,115
■ Pilgrim's Pride Corp., Class B 275,000	8,657
Tyson Foods, Inc., Class A 419,500	7,467
■ Vector Group Ltd. 365,000	7,286
	57,388
Health Care Equipment & Services 9.2%	
Aetna, Inc. 95,460	8,454
Bausch & Lomb, Inc. 113,600	8,428
Baxter International, Inc. 236,300	9,034
Becton Dickinson & Co. 156,200	7,927
CIGNA Corp. 80,800	9,362
• Express Scripts, Inc. 124,100	9,359
• Haemonetics Corp. 133,000	6,444
McKesson Corp. 203,200	9,231
UnitedHealth Group, Inc. 163,600	9,471
	77,710
Hotels Restaurants & Leisure 0.7%	
Hilton Hotels Corp. 314,100	**6,109**
Household & Personal Products 0.6%	
Kimberly-Clark Corp. 93,700	**5,326**
Insurance 9.6%	
AFLAC, Inc. 171,200	8,180
• Allmerica Financial Corp. 218,300	8,317
Chubb Corp. 103,000	9,576
Hartford Financial Services Group, Inc. 89,300	7,122
Loews Corp. 101,000	9,391
• Metlife, Inc. 185,700	9,175
Nationwide Financial Services, Inc., Class A 230,700	9,318

Security and Number of Shares	Value ($ x 1,000)
❽ Prudential Financial, Inc. 134,400	9,783
❸ W.R. Berkley Corp. 234,300	10,239
	81,101
Materials 3.5%	
• Crown Holdings, Inc. 576,000	9,343
Martin Marietta Materials, Inc. 112,500	8,877
Rohm & Haas Co. 118,100	5,141
Vulcan Materials Co. 90,300	5,869
	29,230
Media 2.0%	
• DreamWorks Animation SKG, Inc. 354,000	9,077
• Getty Images, Inc. 94,700	7,861
	16,938
Pharmaceuticals & Biotechnology 5.4%	
Applied Biosystems Group — Applera Corp. 393,200	9,543
• Invitrogen Corp. 65,300	4,152
Johnson & Johnson 130,700	8,185
• King Pharmaceuticals, Inc. 609,200	9,400
Merck & Co., Inc. 226,900	6,403
Pfizer, Inc. 357,500	7,772
	45,455
Retailing 4.1%	
American Eagle Outfitters, Inc. 330,900	7,793
❼ J.C. Penney Co., Inc. Holding Co. 191,100	9,784
Nordstrom, Inc. 210,600	7,297
• ❾ Payless Shoesource, Inc. 527,600	9,692
	34,566
Semiconductors & Semiconductor Equipment 3.2%	
Intel Corp. 394,800	9,278
National Semiconductor Corp. 411,300	9,307
Texas Instruments, Inc. 285,700	8,157
	26,742
Software & Services 9.7%	
❹ Autodesk, Inc. 217,900	9,834
• BEA Systems, Inc. 838,300	7,394

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Compuware Corp. 831,600	6,728
• Earthlink, Inc. 853,100	9,393
Fair Isaac Corp. 222,200	9,279
• Oracle Corp. 522,200	6,621
The Reynolds & Reynolds Co., Class A 288,100	7,646
• Sybase, Inc. 405,900	9,031
• Synopsys, Inc. 496,000	9,399
United Online, Inc. 485,800	6,515
	81,840

Technology Hardware & Equipment 5.0%

•❶ Apple Computer, Inc. 181,300	10,441
• Emulex Corp. 452,100	8,368
• NCR Corp. 299,300	9,045
Scientific-Atlanta, Inc. 197,600	7,003
■• Xerox Corp. 512,400	6,953
	41,810

Telecommunication Services 1.1%

• Crown Castle International Corp. 377,900	**9,266**

Transportation 3.3%

■• ❻ AMR Corp. 727,200	9,824
CNF, Inc. 158,400	8,913
CSX Corp. 208,400	9,547
	28,284

Utilities 3.0%

Duke Energy Corp. 263,300	6,972
FirstEnergy Corp. 195,000	9,262
PPL Corp. 303,400	9,509
	25,743

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.3% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	2,307	**2,307**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 3.5% of net assets	
Short-Term Investment 3.5%	
Securities Lending Investments Fund 29,934,856	**29,935**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $29,453 of securities on loan)	$842,288
Collateral invested for securities on loan	29,935
Receivables:	
Fund shares sold	4,476
Dividends	134
Investments sold	9,419
Reimbursement from adviser	4
Income from securities on loan	+ 17
Total assets	**886,273**

The fund paid $802,850 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$1,013,795
Sales/maturities	$211,757

The fund's total security transactions with other Schwab Funds® during the period were $23,120.

Liabilities

Collateral invested for securities on loan	29,935
Payables:	
Fund shares redeemed	806
Investments bought	10,329
Transfer agent and shareholder service fees	11
Trustees' fees	1
Accrued expenses	+ 52
Total liabilities	**41,134**

Net Assets

Total assets	886,273
Total liabilities	− 41,134
Net assets	**$845,139**

Net Assets by Source

Capital received from investors	804,014
Net investment income not yet distributed	2,233
Net realized capital losses	(546)
Net unrealized capital gains	39,438

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$364,185		34,032		$10.70
Select Shares	$480,954		44,921		$10.71

Federal Tax Data

Portfolio cost	$802,850
Net unrealized gains and losses:	
Gains	$65,938
Losses	+ (26,500)
	$39,438
Net undistributed earnings:	
Ordinary income	$2,233
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2013	**$546**

See financial notes. 39

Statement of
Operations

For March 21, 2005 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$4,809
Interest		161
Securities on loan	+	23
Total investment income		**4,993**

Net Realized Gains and Losses

Net realized losses on investments sold		(689)
Net realized gains on futures contracts	+	143
Net realized losses		**(546)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**39,438**

Expenses

Investment adviser and administrator fees		3,476
Transfer agent and shareholder service fees		
Investor Shares		407
Select Shares		222
Trustees' fees		6
Custodian fees		25
Portfolio accounting fees		58
Professional fees		19
Registration fees		105
Shareholder reports		58
Other expenses	+	3
Total expenses		4,379
Expense reduction	–	1,619
Net expenses		**2,760**

Increase in Net Assets from Operations

Total investment income		4,993
Net expenses	–	2,760
Net investment income		**2,233**
Net realized losses		(546)
Net unrealized gains	+	39,438
Increase in net assets from operations		**$41,125**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.91% of the first $500 million; 0.885% of the next $500 million; and 0.86% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $1,401 from the investment adviser (CSIM) and $218 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through June 30, 2005 at 0.00% for both Investor Shares and Select Shares. For the period July 1, 2005 through February 27, 2006, CSIM and Schwab have guaranteed to limit the annual net operating expenses of this fund as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.30
Select Shares	1.15

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $38,892.

 See financial notes.

Statements of
Changes in Net Assets

For the current period only. Because the fund commenced operations on March 21, 2005, it has no prior report period. All numbers x 1,000. Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	3/21/05–10/31/05
Net investment income	$2,233
Net realized losses	(546)
Net unrealized gains	+ 39,438
Increase in net assets from operations	**$41,125**

Transactions in Fund Shares

	3/21/05–10/31/05	
	SHARES	VALUE
Shares Sold		
Investor Shares	37,370	$381,553
Select Shares	+ 48,755	497,896
Total shares sold	**86,125**	**$879,449**
Shares Redeemed		
Investor Shares	(3,338)	($35,148)
Select Shares	+ (3,834)	(40,287)
Total shares redeemed	**(7,172)**	**($75,435)**
Net transactions in fund shares	**78,953**	**$804,014**

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase:

	Current period
Investor Shares	$25
Select Shares	+ 28
Total	**$53**

Dollar amounts are net of the redemption fee proceeds.

Shares Outstanding and Net Assets

	3/21/05–10/31/05	
	SHARES	NET ASSETS
Beginning of period	–	$–
Total increase	+ 78,953	845,139
End of period	**78,953**	**$845,139**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $2,233.

Schwab Core Equity Fund™

Financial Statements

Financial Highlights

	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)[1]					
Net asset value at beginning of period	13.81	12.71	10.89	12.53	18.53
Income or loss from investment operations:					
Net investment income	0.13	0.12	0.10	0.08	0.08
Net realized and unrealized gains or losses	2.03	1.09	1.79	(1.64)	(4.57)
Total income or loss from investment operations	2.16	1.21	1.89	(1.56)	(4.49)
Less distributions:					
Dividends from net investment income	(0.16)	(0.11)	(0.07)	(0.08)	(0.07)
Distributions from net realized gains	–	–	–	–	(1.44)
Total distributions	(0.16)	(0.11)	(0.07)	(0.08)	(1.51)
Net asset value at end of period	15.81	13.81	12.71	10.89	12.53
Total return (%)	15.74	9.57	17.54	(12.58)	(25.93)
Ratios/Supplemental Data (%)[1]					
Ratios to average net assets:					
Net operating expenses	0.75	0.75	0.75	0.75	0.75
Gross operating expenses	0.85	0.88	0.88	0.91	0.88
Net investment income	0.93	0.89	0.94	0.63	0.55
Portfolio turnover rate	48	86	73	114	106
Net assets, end of period ($ x 1,000,000)	547	263	237	179	210

[1] Prior to June 1, 2002, the fund's day-to-day investment management was handled by a subadviser, Symphony Asset Management LLC.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.7% Common Stock	482,220	540,259
1.6% Short-Term Investment	8,649	8,649
0.1% U.S. Treasury Obligations	339	339
100.4% Total Investments	491,208	549,247
3.5% Collateral Invested for Securities on Loan	18,941	18,941
(3.9)% Other Assets and Liabilities, Net		(21,354)
100.0% Total Net Assets		546,834

Security and Number of Shares	Value ($ x 1,000)

Common Stock 98.7% of net assets

Automobiles & Components 0.6%

■ Ford Motor Co.	385,300	**3,206**

Banks 4.8%

Comerica, Inc.	72,000	4,160

Security and Number of Shares	Value ($ x 1,000)
❻ UnionBanCal Corp. 322,600	22,092
	26,252

Capital Goods 10.6%

▲❷ The Boeing Co.	401,200	25,934
▲ Emerson Electric Co.	88,800	6,176
▲❿ Lockheed Martin Corp.	300,700	18,210
Northrop Grumman Corp.	83,000	4,453
▲ Raytheon Co.	80,000	2,956
		57,729

Commercial Services & Supplies 0.4%

Equifax, Inc.	70,000	**2,413**

Consumer Durables & Apparel 1.2%

Black & Decker Corp.	24,900	2,045
Nike, Inc., Class B	32,900	2,765
The Stanley Works	35,000	1,678
		6,488

Diversified Financials 12.0%

❶ American Express Co.	552,000	27,473
• AmeriCredit Corp.	87,000	1,944
❽ Franklin Resources, Inc.	227,600	20,113
▲ Moody's Corp.	54,800	2,919
▲• Northern Trust Corp.	17,500	938
Principal Financial Group, Inc. 243,600		12,090
		65,477

Energy 7.2%

Burlington Resources, Inc.	90,500	6,536
■ ChevronTexaco Corp.	130,000	7,419
❸ Exxon Mobil Corp.	424,600	23,837
• Pride International, Inc.	65,000	1,825
		39,617

Food & Staples Retailing 0.8%

Supervalu, Inc.	145,000	**4,557**

Food Beverage & Tobacco 4.4%

❺ The Coca-Cola Co.	540,500	23,123
Kellogg Co.	26,700	1,179
		24,302

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Health Care Equipment & Services 8.7%	
▲ Aetna, Inc. 51,200	4,534
AmerisourceBergen Corp. 10,000	763
Baxter International, Inc. 5,000	191
Becton Dickinson & Co. 122,300	6,207
CIGNA Corp. 39,500	4,577
• Coventry Health Care, Inc. 54,775	2,957
McKesson Corp. 110,000	4,997
• Pacificare Health Systems, Inc. 51,400	4,233
PerkinElmer, Inc. 63,000	1,391
■ UnitedHealth Group, Inc. 216,828	12,552
• WellPoint, Inc. 68,000	5,078
	47,480
Hotels Restaurants & Leisure 1.2%	
Hilton Hotels Corp. 346,500	**6,739**
Insurance 8.6%	
▲ AFLAC, Inc. 169,900	8,118
▲• Allmerica Financial Corp. 14,000	533
▲ AON Corp. 48,000	1,625
■ Chubb Corp. 33,400	3,105
• CNA Financial Corp. 109,500	3,372
▲ Loews Corp. 48,500	4,510
▲• Metlife, Inc. 366,000	18,084
▲ Nationwide Financial Services, Inc., Class A 10,000	404
Prudential Financial, Inc. 43,500	3,166
W.R. Berkley Corp. 92,000	4,020
	46,937
Materials 0.6%	
Monsanto Co. 50,000	3,150
Nucor Corp. 6,500	389
	3,539
Media 0.8%	
▲ Time Warner, Inc. 150,000	2,674
Viacom, Inc., Class B 50,000	1,549
	4,223

Security and Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 6.3%	
▲ Applied Biosystems Group — Applera Corp. 32,500	789
▲ Johnson & Johnson 253,100	15,849
• King Pharmaceuticals, Inc. 630,000	9,721
• Kos Pharmaceuticals, Inc. 23,000	1,380
Pfizer, Inc. 310,000	6,739
	34,478
Retailing 2.4%	
J.C. Penney Co., Inc. Holding Co. 255,000	**13,056**
Semiconductors & Semiconductor Equipment 5.2%	
❹ Intel Corp. 1,005,000	23,618
National Semiconductor Corp. 182,500	4,130
Texas Instruments, Inc. 22,000	628
	28,376
Software & Services 5.6%	
▲ Autodesk, Inc. 169,000	7,627
▲• BMC Software, Inc. 87,000	1,704
▲• Checkfree Corp. 16,000	680
▲• Citrix Systems, Inc. 26,500	731
■ Computer Associates International, Inc. 56,100	1,569
• Compuware Corp. 155,000	1,254
▲ Electronic Data Systems Corp. 80,200	1,869
• McAfee, Inc. 150,500	4,520
▲ Microsoft Corp. 85,000	2,184
• Oracle Corp. 213,500	2,707
The Reynolds & Reynolds Co., Class A 65,000	1,725
▲• Sybase, Inc. 62,200	1,384
▲• Synopsys, Inc. 152,500	2,890
	30,844
Technology Hardware & Equipment 9.2%	
• Apple Computer, Inc. 111,800	6,438
• Arrow Electronics, Inc. 77,000	2,272
❼ Hewlett-Packard Co. 776,500	21,773
▲ International Business Machines Corp. 10,000	819

Security and Number of Shares		Value ($ x 1,000)
Motorola, Inc.	336,900	7,466
• NCR Corp.	126,000	3,808
▲• Xerox Corp.	551,700	7,487
		50,063

Telecommunication Services 1.7%

AT&T Corp.	58,020	1,148
■ BellSouth Corp.	81,500	2,121
■ SBC Communications, Inc.	112,200	2,676
Verizon Communications, Inc.	112,300	3,538
		9,483

Transportation 4.7%

▲ CNF, Inc.	113,500	6,386
❾ CSX Corp.	416,500	19,080
		25,466

Utilities 1.7%

• The AES Corp.	170,400	2,708
American Electric Power Co., Inc.	6,000	228
▲ Duke Energy Corp.	9,000	238
▲ Edison International	36,800	1,610
FirstEnergy Corp.	100,000	4,750
		9,534

Short-Term Investment
1.6% of net assets

Provident Institutional TempFund	8,649,050	**8,649**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

U.S. Treasury Obligations
0.1% of net assets

▲ U.S. Treasury Bill 3.35%-3.48%, 12/15/05	340	**339**

End of investments.

Collateral Invested for Securities on Loan
3.5% of net assets

Commercial Paper & Other Corporate Obligations 2.2%

Skandinav Enskilda Bank 3.94%, 11/17/05	12,147	**12,147**

Security and Number of Shares

Short-Term Investments 1.3%

Institutional Money Market Trust	3,405,146	3,405

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
National City Bank, Time Deposit 3.98%, 11/01/05	2,945	2,945
Nordea Bank, Time Deposit 4.03%, 11/01/05	222	222
Rabobank, Time Deposit 4.03%, 11/01/05	222	222
		6,794

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, e-mini, Long Expires 12/18/05	100	6,049	**(32)**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $18,588 of securities on loan)	$549,247
Collateral invested for securities on loan	18,941
Receivables:	
Fund shares sold	3,591
Interest	25
Dividends	238
Investments sold	4,986
Due from brokers for futures	51
Income from securities on loan	6
Prepaid expenses	+ 25
Total assets	**577,110**

The fund paid $491,208 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$416,789
Sales/maturities	$178,134

Liabilities

Collateral invested for securities on loan	18,941
Payables:	
Fund shares redeemed	323
Investments bought	10,905
Investment adviser and administrator fees	13
Transfer agent and shareholder service fees	11
Accrued expenses	+ 83
Total liabilities	**30,276**

Net Assets

Total assets	577,110
Total liabilities	− 30,276
Net assets	**$546,834**

These derive from investments and futures.

Net Assets by Source

Capital received from investors	490,455
Net investment income not yet distributed	2,244
Net realized capital losses	(3,872)
Net unrealized capital gains	58,007

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$546,834		34,590		$15.81

Federal Tax Data

Portfolio cost	$491,255

Net unrealized gains and losses:

Gains	$69,299
Losses	+ (11,307)
	$57,992

Net undistributed earnings:

Ordinary income	$2,244
Long-term capital gains	$–

Capital losses utilized	$14,568

Unused capital losses:

Expires 10/31 of:	Loss amount
2011	**$3,857**

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$6,090
Interest	178
Securities on loan	+ 26
Total investment income	**6,294**

Net Realized Gains and Losses

Net realized gains on investments	14,357
Net realized gains on futures contracts	+ 353
Net realized gains	**14,710**

Net Unrealized Gains and Losses

Net unrealized gains on investments	28,324
Net unrealized losses on futures contracts	+ (58)
Net unrealized gains	**28,266**

Expenses

Investment adviser and administrator fees	2,018
Transfer agent and shareholder service fees	935
Trustees' fees	8
Custodian fees	38
Portfolio accounting fees	48
Professional fees	28
Registration fees	51
Shareholder reports	50
Other expenses	+ 6
Total expenses	3,182
Expense reduction	− 377
Net expenses	**2,805**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the net operating expenses of this fund through February 27, 2006, to 0.75% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	6,294
Net expenses	− 2,805
Net investment income	**3,489**
Net realized gains	14,710
Net unrealized gains	+ 28,266
Increase in net assets from operations	**$46,465**

These add up to a net gain on investments of $42,976.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		11/1/04–10/31/05	11/1/03–10/31/04
Net investment income		$3,489	$2,298
Net realized gains		14,710	27,990
Net unrealized gains or losses	+	28,266	(7,414)
Increase in net assets from operations		**46,465**	**22,874**

Distributions Paid

Dividends from net investment income	**$3,112**	**$2,074**

Transactions in Fund Shares

		11/1/04–10/31/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		19,737	$304,359	4,444	$59,997
Shares reinvested		184	2,745	144	1,891
Shares redeemed	+	(4,354)	(66,406)	(4,213)	(56,963)
Net transactions in fund shares		**15,567**	**$240,698**	**375**	**$4,925**

Shares Outstanding and Net Assets

		11/1/04–10/31/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		19,023	$262,783	18,648	$237,058
Total increase	+	15,567	284,051	375	25,725
End of period		**34,590**	**$546,834**	**19,023**	**$262,783**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $3,112 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$3,112
Long-term capital gains	$–
Prior period	
Ordinary income	$2,074
Long-term capital gains	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period $17

Dollar amounts are net of the redemption fee proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $2,244 and $1,867 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab Target Funds	
Schwab Target 2010 Fund	0.6%
Schwab Target 2020 Fund	0.6%
Schwab Target 2030 Fund	0.4%
Schwab Target 2040 Fund	0.2%

Schwab Dividend Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	9/2/03[1]– 10/31/03
Per-Share Data ($)			
Net asset value at beginning of period	12.06	10.60	10.00
Income from investment operations:			
Net investment income	0.26	0.29	0.05
Net realized and unrealized gains	0.93	1.49	0.55
Total income from investment operations	1.19	1.78	0.60
Less distributions:			
Dividends from net investment income	(0.26)	(0.32)	–
Distributions from net realized gains	(0.19)	–	–
Total distributions	(0.45)	(0.32)	–
Net asset value at end of period	12.80	12.06	10.60
Total return (%)	9.98	17.00	6.00[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	1.07	0.65	–
Gross operating expenses	1.09	1.19	1.34[3]
Net investment income	2.17	2.71	3.41[3]
Portfolio turnover rate	26	39	2[2]
Net assets, end of period ($ x 1,000,000)	528	267	94

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Financial Highlights

Select Shares	11/1/04–10/31/05	11/1/03–10/31/04	9/2/03[1]–10/31/03
Per-Share Data ($)			
Net asset value at beginning of period	12.06	10.60	10.00
Income from investment operations:			
Net investment income	0.28	0.31	0.05
Net realized and unrealized gains	0.93	1.48	0.55
Total income from investment operations	1.21	1.79	0.60
Less distributions:			
Dividends from net investment income	(0.28)	(0.33)	–
Distributions from net realized gains	(0.19)	–	–
Total distributions	(0.47)	(0.33)	–
Net asset value at end of period	12.80	12.06	10.60
Total return (%)	10.17	17.07	6.00[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.92	0.54	–
Gross operating expenses	0.94	1.04	1.19[3]
Net investment income	2.32	2.83	3.41[3]
Portfolio turnover rate	26	39	2[2]
Net assets, end of period ($ x 1,000,000)	509	252	111

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

 See financial notes.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.3% Common Stock	958,749	1,029,934
0.3% Short-Term Investment	3,095	3,095
0.0% U.S. Treasury Obligation	254	254
99.6% Total Investments	962,098	1,033,283
0.0% Collateral Invested for Securities on Loan	142	142
0.4% Other Assets and Liabilities, Net		3,664
100.0% Total Net Assets		1,037,089

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.3% of net assets

Automobiles & Components 0.6%

Ford Motor Co. 765,200	**6,366**

Security and Number of Shares	Value ($ x 1,000)

Banks 12.9%

AmSouth Bancorp. 247,900	6,255
▲ Bank of America Corp. 280,400	12,265
Comerica, Inc. 212,500	12,278
Huntington Bancshares, Inc. 228,000	5,303
KeyCorp, Inc. 367,500	11,848
National City Corp. 356,400	11,487
Peoples Bank-Bridgeport 202,500	6,520
❹ PNC Financial Services Group, Inc. 233,400	14,170
SunTrust Banks, Inc. 158,487	11,487
▲ U.S. Bancorp 449,300	13,290
UnionBanCal Corp. 114,000	7,807
Wachovia Corp. 255,700	12,918
Wells Fargo & Co. 139,200	8,380
	134,008

Capital Goods 11.1%

3M Co. 158,200	12,020
▲ The Boeing Co. 190,000	12,282
Emerson Electric Co. 194,300	13,514
■ GATX Corp. 220,000	8,221
Goodrich Corp. 275,000	9,919
Harsco Corp. 87,200	5,603
Lockheed Martin Corp. 205,000	12,415
Masco Corp. 150,000	4,275
Northrop Grumman Corp. 125,000	6,706
Raytheon Co. 292,000	10,789
▲ Rockwell Automation, Inc. 156,600	8,323
Textron, Inc. 156,000	11,238
	115,305

Commercial Services & Supplies 1.8%

Pitney Bowes, Inc. 150,700	6,341
R.R. Donnelley & Sons Co. 290,000	10,156
• The ServiceMaster Co. 167,800	2,111
	18,608

Consumer Durables & Apparel 3.3%

Fortune Brands, Inc. 108,500	8,243
Newell Rubbermaid, Inc. 467,600	10,750
The Stanley Works 153,000	7,333
VF Corp. 142,900	7,467
	33,793

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 4.3%	
The Bank of New York Co., Inc. 150,000	4,693
Citigroup, Inc. 100,000	4,578
▲❻ JPMorgan Chase & Co. 375,584	13,754
Mellon Financial Corp. 408,900	12,958
SLM Corp. 160,000	8,885
	44,868
Energy 5.5%	
❶ ChevronTexaco Corp. 292,756	16,708
❸ ConocoPhillips 218,600	14,292
Exxon Mobil Corp. 225,800	12,676
❼ Marathon Oil Corp. 228,400	13,741
	57,417
Food Beverage & Tobacco 8.7%	
❿ Altria Group, Inc. 180,300	13,531
The Coca-Cola Co. 311,000	13,305
General Mills, Inc. 225,000	10,858
H.J. Heinz Co. 206,500	7,331
Hershey Foods Corp. 17,000	966
❷ Kellogg Co. 323,900	14,307
PepsiCo, Inc. 140,000	8,271
Reynolds American, Inc. 153,000	13,005
▲ UST, Inc. 200,500	8,299
	89,873
Health Care Equipment & Services 2.3%	
Becton Dickinson & Co. 179,000	9,084
HCA, Inc. 190,000	9,156
PerkinElmer, Inc. 250,500	5,529
	23,769
Household & Personal Products 3.5%	
Clorox Co. 151,500	8,199
Colgate-Palmolive Co. 150,000	7,944
Kimberly-Clark Corp. 191,000	10,856
Procter & Gamble Co. 168,950	9,460
	36,459
Insurance 8.0%	
The Allstate Corp. 193,200	10,199
AON Corp. 371,250	12,567

Security and Number of Shares	Value ($ x 1,000)
Chubb Corp. 138,000	12,830
Fidelity National Financial, Inc. 135,000	5,057
Jefferson-Pilot Corp. 125,000	6,860
Lincoln National Corp. 254,200	12,865
Mercury General Corp. 82,100	4,963
Safeco Corp. 64,200	3,576
❺ The St. Paul Travelers Cos., Inc. 308,000	13,869
	82,786
Materials 4.4%	
The Dow Chemical Co. 212,700	9,754
MeadWestvaco Corp. 254,000	6,660
PPG Industries, Inc. 145,500	8,726
Rohm & Haas Co. 219,000	9,533
Weyerhaeuser Co. 167,000	10,578
	45,251
Media 0.8%	
The McGraw-Hill Cos., Inc. 180,000	**8,809**
Pharmaceuticals & Biotechnology 4.4%	
Abbott Laboratories 165,000	7,103
Johnson & Johnson 207,000	12,962
Merck & Co., Inc. 404,700	11,421
Pfizer, Inc. 483,000	10,500
Wyeth 80,000	3,565
	45,551
Retailing 0.5%	
Genuine Parts Co. 121,000	**5,369**
Semiconductors & Semiconductor Equipment 1.1%	
▲ Intel Corp. 484,000	**11,374**
Software & Services 2.8%	
Automatic Data Processing, Inc. 80,500	3,756
Electronic Data Systems Corp. 380,000	8,858
Microsoft Corp. 510,000	13,107
The Reynolds & Reynolds Co., Class A 115,000	3,052
	28,773

Security and Number of Shares	Value ($ x 1,000)
Technology Hardware & Equipment 4.4%	
Harris Corp. 120,000	4,932
⑧ Hewlett-Packard Co. 490,000	13,740
International Business Machines Corp. 160,000	13,101
⑨ Motorola, Inc. 615,000	13,628
	45,401
Telecommunication Services 6.2%	
▲ Alltel Corp. 194,800	12,050
AT&T Corp. 415,100	8,211
BellSouth Corp. 451,600	11,751
Citizens Communications Co. 535,000	6,549
SBC Communications, Inc. 331,500	7,906
Sprint Corp. (FON Group) 295,800	6,895
Verizon Communications, Inc. 337,300	10,628
	63,990
Utilities 12.7%	
American Electric Power Co., Inc. 336,000	12,755
Centerpoint Energy, Inc. 447,500	5,925
Consolidated Edison, Inc. 183,100	8,331
Constellation Energy Group, Inc. 196,700	10,779
Duke Energy Corp. 435,814	11,540
Edison International 304,000	13,303
Entergy Corp. 168,000	11,881
Exelon Corp. 171,400	8,918
FirstEnergy Corp. 249,100	11,832
National Fuel Gas Co. 139,300	4,199
Pinnacle West Capital Corp. 148,000	6,180
PPL Corp. 250,000	7,835

Security and Number of Shares	Value ($ x 1,000)
TECO Energy, Inc. 225,000	3,892
TXU Corp. 125,000	12,594
Xcel Energy, Inc. 120,000	2,200
	132,164

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.3% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	3,095	3,095
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 3.35%, 12/15/05	255	**254**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 0.0% of net assets	
Short-Term Investment 0.0%	
Securities Lending Investments Fund 141,740	**142**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, e-mini, Long expires 12/18/05	40	2,420	**(58)**

Statement of

Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $142 of securities on loan)	$1,033,283
Collateral invested for securities on loan	142
Receivables:	
Fund shares sold	2,494
Dividends	1,655
Investments sold	9,418
Due from brokers for futures	20
Income from securities on loan	1
Prepaid expenses	+ 50
Total assets	**1,047,063**

Liabilities

Collateral invested for securities on loan	142
Payables:	
Fund shares redeemed	889
Investments bought	8,743
Investment adviser and administrator fees	57
Transfer agent and shareholder service fees	15
Accrued expenses	+ 128
Total liabilities	**9,974**

Net Assets

Total assets	1,047,063
Total liabilities	– 9,974
Net assets	**$1,037,089**

Net Assets by Source

Capital received from investors	950,687
Net investment income not yet distributed	1,911
Net realized capital gains	13,364
Net unrealized capital gains	71,127

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$527,642		41,235		$12.80
Select Shares	$509,447		39,813		$12.80

Unless stated, all numbers x 1,000.

The fund paid $962,098 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$685,487
Sales/maturities	$210,175

The fund's total security transactions with other Schwab Funds® during the period were $3,702.

These derive from investments and futures.

Federal Tax Data

Portfolio cost		$962,098
Net unrealized gains and losses:		
Gains		$87,200
Losses	+	(16,015)
		$71,185
Net undistributed earnings:		
Ordinary income		$1,911
Long-term capital gains		$13,306

 See financial notes.

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$26,625
Interest		233
Securities on loan	+	2
Total investment income		**26,860**

Net Realized Gains and Losses

Net realized gains on investments sold		13,305
Net realized gains on futures contracts	+	59
Net realized gains		**13,364**

Net Unrealized Gains and Losses

Net unrealized gains on investments		29,658
Net unrealized losses on futures contracts	+	(58)
Net unrealized gains		**29,600**

Expenses

Investment adviser and administrator fees		6,570
Transfer agent and shareholder service fees:		
Investor Shares		1,073
Select Shares		401
Trustees' fees		10
Custodian fees		41
Portfolio accounting fees		122
Professional fees		35
Registration fees		124
Shareholder reports		72
Other expenses	+	10
Total expenses		8,458
Expense reduction	–	155
Net expenses		**8,303**

Increase in Net Assets from Operations

Total investment income		26,860
Net expenses	–	8,303
Net investment income		**18,557**
Net realized gains		13,364
Net unrealized gains	+	29,600
Increase in net assets from operations		**$61,521**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.775% of the first $500 million; 0.77% of the next $500 million; and 0.76% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.85% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). This reduction reflects a guarantee by CSIM and Schwab to limit the annual net operating expenses of this fund through February 27, 2006 as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.10
Select Shares	0.95

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $42,964.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$18,557	$10,630
Net realized gains	13,364	9,619
Net unrealized gains	+ 29,600	31,897
Increase in net assets from operations	**61,521**	**52,146**

Distributions paid

	11/1/04–10/31/05	11/1/03–10/31/04
Dividends from net investment income		
Investor Shares	8,840	5,107
Select Shares	+ 8,874	5,389
Total dividends from net investment income	**17,714**	**10,496**
Distributions from net realized gains		
Investor Shares	4,838	–
Select Shares	+ 4,386	–
Total distributions from net realized gains	**9,224**	**–**
Total distributions	**$26,938**	**$10,496**

Transactions in Fund Shares

	11/1/04–10/31/05 SHARES	11/1/04–10/31/05 VALUE	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 VALUE
Shares Sold				
Investor Shares	27,892	$355,147	16,485	$189,992
Select Shares	+ 24,348	310,884	13,314	153,084
Total shares sold	**52,240**	**$666,031**	**29,799**	**$343,076**
Shares Reinvested				
Investor Shares	854	$10,806	331	$3,809
Select Shares	+ 731	9,263	307	3,531
Total shares reinvested	**1,585**	**$20,069**	**638**	**$7,340**
Shares Redeemed				
Investor Shares	(9,697)	($124,160)	(3,492)	($40,556)
Select Shares	+ (6,148)	(78,680)	(3,202)	(37,066)
Total shares redeemed	**(15,845)**	**($202,840)**	**(6,694)**	**($77,622)**
Net transactions in fund shares	**37,980**	**$483,260**	**23,743**	**$272,794**

Shares Outstanding and Net Assets

	11/1/04–10/31/05 SHARES	11/1/04–10/31/05 NET ASSETS	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 NET ASSETS
Beginning of period	43,068	$519,246	19,325	$204,802
Total increase	+ 37,980	517,843	23,743	314,444
End of period	**81,048**	**$1,037,089**	**43,068**	**$519,246**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 88% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $23,020 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$26,230	$10,496
Long-term capital gains	$708	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period
Investor Shares	$15
Select Shares	+ 19
Total	**$34**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $1,911 and $1,068 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab Target Funds	
Schwab Target 2010 Fund	0.2%
Schwab Target 2020 Fund	0.3%
Schwab Target 2030 Fund	0.2%
Schwab Target 2040 Fund	0.1%
Schwab Retirement Income Fund	0.2%

 See financial notes.

Schwab Large-Cap Growth Fund™

Financial Statements

Financial Highlights

Investor Shares	10/3/05[1]– 10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment loss	(0.00)[2]
Net realized and unrealized losses	(0.27)
Total loss from investment operations	(0.27)
Net asset value at end of period	9.73
Total return (%)	(2.70)[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	1.20[4]
Gross operating expenses	1.71[4]
Net investment loss	(0.61)[4]
Portfolio turnover rate	4[3]
Net assets, end of period ($ x 1,000,000)	25

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Financial Highlights

Select Shares	10/3/05[1]–10/31/05
Per-share data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment loss	(0.00)[2]
Net realized and unrealized losses	(0.27)
Total loss from investment operations	(0.27)
Net asset value at end of period	9.73
Total return (%)	(2.70)[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.99[4]
Gross operating expenses	1.56[4]
Net investment loss	(0.40)[4]
Portfolio turnover rate	4[3]
Net assets, end of period ($ x 1,000,000)	33

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.4%	Common Stock	59,235	58,047
0.7%	Short-Term Investment	401	401
100.1%	Total Investments	59,636	58,448
(0.1)%	Other Assets and Liabilities, Net		(67)
100.0%	Total Net Assets		58,381

Security and number of shares	Value ($ x 1,000)

Common Stock 99.4% of net assets

Capital Goods 9.3%

Security and number of shares	Value ($ x 1,000)
The Boeing Co. 18,800	1,215
❼ General Dynamics Corp. 15,600	1,815
Lockheed Martin Corp. 16,300	987
Precision Castparts Corp. 14,000	663
Rockwell Collins, Inc. 16,000	733
	5,413

Security and number of shares	Value ($ x 1,000)

Commercial Services & Supplies 2.4%

Security and number of shares	Value ($ x 1,000)
Equifax, Inc. 18,000	621
• Monster Worldwide, Inc. 24,000	787
	1,408

Consumer Durables & Apparel 2.0%

Security and number of shares	Value ($ x 1,000)
Harman International Industries, Inc. 8,300	829
The Stanley Works 7,000	335
	1,164

Diversified Financials 7.2%

Security and number of shares	Value ($ x 1,000)
American Express Co. 14,000	697
Capital One Financial Corp. 8,500	649
Federated Investors, Inc., Class B 10,000	350
Franklin Resources, Inc. 9,600	848
Moody's Corp. 16,000	852
Northern Trust Corp. 15,000	804
	4,200

Energy 6.2%

Security and number of shares	Value ($ x 1,000)
ChevronTexaco Corp. 15,600	890
❹ Exxon Mobil Corp. 35,800	2,010
Helmerich & Payne, Inc. 12,800	709
	3,609

Food Beverage & Tobacco 5.6%

Security and number of shares	Value ($ x 1,000)
Altria Group, Inc. 12,000	901
❿ The Coca-Cola Co. 31,300	1,339
Kellogg Co. 16,000	707
PepsiCo, Inc. 5,900	348
	3,295

Health Care Equipment & Services 10.2%

Security and number of shares	Value ($ x 1,000)
Baxter International, Inc. 24,500	937
Becton Dickinson & Co. 15,000	761
• Express Scripts, Inc. 13,500	1,018
• Lincare Holdings, Inc. 17,000	695
❽ UnitedHealth Group, Inc. 26,600	1,540
• WellPoint, Inc. 13,300	993
	5,944

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Hotels Restaurants & Leisure 1.1%	
Hilton Hotels Corp. 34,000	**661**
Insurance 5.1%	
AFLAC, Inc. 18,500	884
American International Group, Inc. 19,800	1,283
W.R. Berkley Corp. 18,000	787
	2,954
Materials 1.7%	
Freeport-McMoran Copper & Gold, Inc., Class B 20,000	**988**
Media 2.1%	
• Getty Images, Inc. 10,500	872
The McGraw-Hill Cos., Inc. 7,500	367
	1,239
Pharmaceuticals & Biotechnology 12.3%	
• Amgen, Inc. 16,200	1,227
• Barr Pharmaceuticals, Inc. 8,000	460
❶ Johnson & Johnson 41,200	2,580
❸ Pfizer, Inc. 93,100	2,024
Schering-Plough Corp. 44,000	895
	7,186
Retailing 5.0%	
• eBay, Inc. 32,100	1,271
J.C. Penney Co., Inc. Holding Co. 15,400	789
• Weight Watchers International, Inc. 16,100	846
	2,906
Semiconductors & Semiconductor Equipment 7.7%	
• Broadcom Corp., Class A 18,500	786
❷ Intel Corp. 94,300	2,216
National Semiconductor Corp. 13,000	294
Texas Instruments, Inc. 43,200	1,233
	4,529

Security and Number of Shares	Value ($ x 1,000)
Software & Services 7.9%	
Autodesk, Inc. 17,000	767
• Cadence Design Systems, Inc. 41,000	655
• DST Systems, Inc. 13,000	730
• Google, Inc., Class A 2,000	744
• McAfee, Inc. 20,000	601
Microsoft Corp. 43,000	1,105
	4,602
Technology Hardware & Equipment 12.5%	
Corning, Inc. 51,500	1,035
❻ Hewlett-Packard Co. 66,800	1,873
❺ International Business Machines Corp. 22,900	1,875
Motorola, Inc. 52,500	1,163
❾ Qualcomm, Inc. 34,400	1,368
	7,314
Utilities 1.1%	
TXU Corp. 6,300	**635**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.7% of net assets		
Wells Fargo, Grand Cayman Time Deposit 3.48%, 11/01/05	401	**401**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$58,448
Receivables:	
Fund shares sold	719
Dividends	14
Investments sold	1,290
Prepaid expenses	+ 19
Total assets	**60,490**

Liabilities

Payables:	
Fund shares redeemed	32
Investments bought	2,048
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	1
Accrued expenses	+ 24
Total liabilities	**2,109**

Net Assets

Total assets	60,490
Total liabilities	− 2,109
Net assets	**$58,381**

Net Assets by Source

Capital received from investors	59,740
Net realized capital losses	(171)
Net unrealized capital losses	(1,188)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$25,447		2,616		$9.73
Select Shares	$32,934		3,385		$9.73

Unless stated, all numbers x 1,000.

The fund paid $59,636 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$61,519
Sales/maturities	$2,113

The fund's total security transactions with other Schwab Funds® during the period were $824.

Federal Tax Data

Portfolio cost	$59,649
Net unrealized gains and losses:	
Gains	$867
Losses	+ (2,068)
	($1,201)
Unused capital losses:	
Expires 10/31 of:	Loss amount
2013	**$158**
Reclassifications:	
Net investment income not yet distributed	$21
Reclassified as: Capital received from investors	($21)

Statement of
Operations

For October 3, 2005 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$14
Interest	+ 12
Total investment income	**26**

Net Realized Gains and Losses

Net realized losses on investments sold	**(171)**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(1,188)**

Expenses

Investment adviser and administrator fees	38
Transfer agent and shareholder service fees	
Investor Shares	5
Select Shares	2
Custodian fees	1
Portfolio accounting fees	2
Professional fees	17
Registration fees	5
Shareholder reports	+ 1
Total expenses	71
Expense reduction	− 24
Net expenses	**47**

Decrease in Net Assets from Operations

Total investment income	26
Net expenses	− 47
Net investment loss	**(21)**
Net realized losses	(171)
Net unrealized losses	+ (1,188)
Decrease in net assets from operations	**($1,380)**

Calculated as a percentage of average daily net assets: 0.87% of the first $500 million; 0.85% of the next $500 million; 0.83% of the next billion; and 0.81% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

Includes $22 from the investment adviser (CSIM) and $2 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2007 as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.20
Select Shares	0.99

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $1,359.

Statements of
Changes in Net Assets

For the current period only. Because the fund commenced operations
on October 3, 2005, it has no prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	10/3/05–10/31/05
Net investment loss	($21)
Net realized losses	(171)
Net unrealized losses	+ (1,188)
Decrease in net assets from operations	**($1,380)**

Transactions in Fund Shares

	10/3/05–10/31/05	
	SHARES	VALUE
Shares Sold		
Investor Shares	2,636	$26,231
Select Shares	+ 3,385	33,718
Total shares sold	**6,021**	**$59,949**
Shares Redeemed		
Investor Shares	(20)	($188)
Select Shares	+ —	—
Total shares redeemed	**(20)**	**($188)**
Net transactions in fund shares	**6,001**	**$59,761**

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase:

	Current period
Investor Shares	$3
Select Shares	+ —
Total	**$3**

Dollar amounts are net of the redemption fee proceeds.

Shares Outstanding and Net Assets

	10/3/05–10/31/05	
	SHARES	NET ASSETS
Beginning of period	—	$—
Total increase	+ 6,001	58,381
End of period	**6,001**	**$58,381**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $—.

Schwab Small-Cap Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	7/1/03[1]– 10/31/03
Per-Share Data ($)			
Net asset value at beginning of period	14.13	11.81	10.00
Income or loss from investment operations:			
Net investment income or loss	0.01	(0.04)	(0.02)
Net realized and unrealized gains	3.12	2.58	1.83
Total income from investment operations	3.13	2.54	1.81
Less distributions:			
Distributions from net realized gains	(1.54)	(0.22)	–
Net asset value at end of period	15.72	14.13	11.81
Total return (%)	23.65	21.74	18.10[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	1.28	1.30	1.30[3]
Gross operating expenses	1.38	1.61	1.73[3]
Net investment income or loss	0.11	(0.35)	(0.54)[3]
Portfolio turnover rate	90	118	39[2]
Net assets, end of period ($ x 1,000,000)	170	37	26

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	7/1/03[1]– 10/31/03
Per-share data ($)			
Net asset value at beginning of period	14.16	11.81	10.00
Income or loss from investment operations:			
Net investment income or loss	0.00[4]	(0.02)	(0.01)
Net realized and unrealized gains	3.16	2.59	1.82
Total income from investment operations	3.16	2.57	1.81
Less distributions:			
Distributions from net realized gains	(1.54)	(0.22)	–
Net asset value at end of period	15.78	14.16	11.81
Total return (%)	23.83	22.00	18.10[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	1.11	1.12	1.12[3]
Gross operating expenses	1.23	1.46	1.58[3]
Net investment income or loss	0.09	(0.16)	(0.36)[3]
Portfolio turnover rate	90	118	39[2]
Net assets, end of period ($ x 1,000,000)	80	18	14

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] Per share amount was less than $0.01.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.4%	Common Stock	225,837	246,489
2.8%	Short-Term Investments	7,026	7,026
0.1%	U.S. Treasury Obligation	249	249
101.3%	Total Investments	233,112	253,764
6.8%	Collateral Invested for Securities on Loan	17,065	17,065
(8.1)%	Other Assets and Liabilities, Net		(20,231)
100.0%	Total Net Assets		250,598

Security and Number of Shares	Value ($ x 1,000)

Common Stock 98.4% of net assets

Automobiles & Components 4.8%

ArvinMeritor, Inc. 206,600	3,312
■• Goodyear Tire & Rubber Co. 178,400	2,790

Security and Number of Shares	Value ($ x 1,000)
•❽ TRW Automotive Holdings Corp. 222,100	6,008
	12,110

Banks 4.0%

Bancfirst Corp. 11,100	922
❹ Bank of Hawaii Corp. 136,100	6,993
■ Corus Bankshares, Inc. 2,700	148
Federal Agricultural Mortgage Corp., Class C 11,900	310
First Indiana Corp. 42,200	1,475
TierOne Corp. 5,700	161
	10,009

Business Services 0.6%

• SYKES Enterprises, Inc. 109,500	**1,581**

Capital Goods 9.6%

A.O. Smith Corp., Class B 36,900	1,195
• Alleghany Corp. 11,000	3,311
• EMCOR Group, Inc. 56,700	3,458
▲• ESCO Technologies, Inc. 22,400	969
▲❾ GATX Corp. 157,900	5,901
Teleflex, Inc. 22,900	1,516
•❶ Thomas & Betts Corp. 197,000	7,667
	24,017

Commercial Services & Supplies 4.2%

Administaff, Inc. 101,350	4,289
• CBIZ, Inc. 33,500	193
• Consolidated Graphics, Inc. 12,950	505
Herman Miller, Inc. 125,500	3,440
• Labor Ready, Inc. 22,700	530
Rollins, Inc. 9,800	186
• Sitel Corp. 55,100	166
Steelcase, Inc., Class A 83,900	1,201
	10,510

Consumer Durables & Apparel 3.3%

American Greetings Corp., Class A 156,800	3,959
• Cavco Industries, Inc. 36,000	1,421
▲ K-Swiss, Inc., Class A 94,000	2,862
	8,242

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 3.0%	
• EZCORP, Inc. 21,400	315
▲•❸ Investment Technology Group, Inc. 219,600	7,139
	7,454
Energy 6.1%	
Cabot Oil & Gas Corp. 63,100	2,889
• CAL Dive International, Inc. 1,220	75
• Giant Industries, Inc. 53,100	3,037
❻ Helmerich & Payne, Inc. 120,600	6,681
• Parker Drilling Co. 46,800	414
• Veritas DGC, Inc. 33,500	1,079
W&T Offshore, Inc. 34,400	1,005
	15,180
Food & Staples Retailing 1.9%	
• 7-Eleven, Inc. 20,300	760
■• Rite Aid Corp. 1,125,200	3,938
	4,698
Food Beverage & Tobacco 4.1%	
• Boston Beer Co., Inc., Class A 23,700	607
■ Pilgrim's Pride Corp., Class B 108,100	3,403
■❼ Vector Group Ltd. 318,219	6,351
	10,361
Health Care Equipment & Services 8.1%	
• Cutera, Inc. 4,000	109
▲• Haemonetics Corp. 81,500	3,949
• Hologic, Inc. 21,100	1,170
• Medcath Corp. 4,500	83
• Odyssey HealthCare, Inc. 39,400	681
• OraSure Technologies, Inc. 16,500	182
▲•❷ Sierra Health Services, Inc. 100,000	7,500
■• SurModics, Inc. 40,800	1,612
• Trizetto Group, Inc. 36,340	515
• United Surgical Partners International, Inc. 88,100	3,158
Vital Signs, Inc. 26,900	1,264
	20,223

Security and Number of Shares	Value ($ x 1,000)
Hotels Restaurants & Leisure 0.4%	
Ambassadors Group, Inc. 35,200	**915**
Insurance 8.2%	
American Financial Group, Inc. 132,200	4,519
• American Physicians Capital, Inc. 25,600	1,082
• CNA Surety Corp. 22,600	317
▲ Delphi Financial Group, Inc., Class A 50,050	2,344
Nationwide Financial Services, Inc., Class A 111,300	4,496
Ohio Casualty Corp. 23,700	647
Protective Life Corp. 28,700	1,258
Safety Insurance Group, Inc. 43,500	1,636
Selective Insurance Group, Inc. 5,900	324
Stancorp Financial Group, Inc. 3,300	304
Zenith National Insurance Corp. 78,150	3,518
	20,445
Materials 7.1%	
Balchem Corp. 23,150	635
▲•❺ Crown Holdings, Inc. 429,300	6,963
▲• FMC Corp. 94,300	5,134
Quanex Corp. 49,900	2,890
Silgan Holdings, Inc. 68,700	2,210
	17,832
Media 2.3%	
• Insight Communications Co., Class A 9,200	106
❿ John Wiley & Sons, Class A 140,500	5,507
• Playboy Enterprises, Inc., Class B 15,900	241
	5,854
Pharmaceuticals & Biotechnology 4.0%	
• Albany Molecular Research, Inc. 109,700	1,470
Alpharma, Inc., Class A 158,200	3,938
• Celera Genomics Group — Applera Corp. 75,100	892

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
CNS, Inc. 67,900	1,770
• Kendle International, Inc. 64,400	1,551
• Kos Pharmaceuticals, Inc. 2,300	138
• Regeneron Pharmaceuticals, Inc. 32,400	405
	10,164

Real Estate 0.2%

Capital Automotive Real Estate Investment Trust 3,000	116
Essex Property Trust, Inc. 1,500	135
Kilroy Realty Corp. 2,000	112
New Century Financial Corp. 3,000	93
Shurgard Storage Centers, Inc., Class A 3,200	180
	636

Retailing 3.8%

The Buckle, Inc. 43,600	1,606
The Cato Corp., Class A 73,050	1,460
• Charming Shoppes, Inc. 188,300	2,109
▲• Payless Shoesource, Inc. 181,300	3,330
• Wilsons The Leather Expert 205,800	1,035
	9,540

Semiconductors & Semiconductor Equipment 3.4%

• Agere Systems, Inc. 22,340	232
• Cirrus Logic, Inc. 114,900	754
• Cymer, Inc. 68,100	2,373
• DSP Group, Inc. 39,700	976
• LSI Logic Corp. 201,400	1,633
• Micrel, Inc. 4,400	44
• ON Semiconductor Corp. 303,100	1,407
• Triquint Semiconductor, Inc. 289,600	1,216
	8,635

Software & Services 10.5%

• Advent Software, Inc. 15,700	482
• CSG Systems International, Inc. 151,300	3,557
▲• Earthlink, Inc. 473,200	5,210
Global Payments, Inc. 45,400	1,945
• Intrado, Inc. 44,600	863

Security and Number of Shares	Value ($ x 1,000)
• Parametric Technology Corp. 99,200	646
• Progress Software Corp. 77,891	2,425
The Reynolds & Reynolds Co., Class A 134,800	3,578
• SonicWALL, Inc. 93,000	647
• SPSS, Inc. 76,100	1,735
• Sybase, Inc. 4,700	105
• Synopsys, Inc. 185,500	3,515
United Online, Inc. 113,400	1,521
	26,229

Technology Hardware & Equipment 4.3%

▲ Agilysys, Inc. 100,000	1,494
AVX Corp. 54,200	671
• Brightpoint, Inc. 21,200	457
• Coherent, Inc. 38,200	1,131
• Emulex Corp. 80,700	1,494
Imation Corp. 119,900	5,133
• PAR Technology Corp. 12,700	310
• Staktek Holdings, Inc. 5,000	17
	10,707

Telecommunication Services 2.0%

▲ Commonwealth Telephone Enterprises, Inc. 100,300	3,600
CT Communications, Inc. 30,900	350
North Pittsburgh Systems, Inc. 10,700	215
■• Talk America Holdings, Inc. 87,500	843
	5,008

Transportation 2.0%

■• AMR Corp. 111,700	1,509
CNF, Inc. 27,000	1,519
■• Continental Airlines, Inc., Class B 105,600	1,368
• Landstar Systems, Inc. 14,000	539
	4,935

Utilities 0.5%

Allete, Inc. 3,800	167
Westar Energy, Inc. 46,900	1,037
	1,204

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 2.8% of net assets		
Brown Brothers Harriman, Grand Cayman Time Deposit 3.48%, 11/01/05	26	26
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	7,000	7,000
		7,026
U.S. Treasury Obligation 0.1% of net assets		
▲ U.S. Treasury Bill 3.35%, 12/15/05	250	**249**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 6.8% of net assets	
Short-Term Investment 6.8%	
Securities Lending Investments Fund 17,064,955	**17,065**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
Russell 2000 Index, e-mini, Long expires 12/17/05	33	2,142	(69)
Russell 2000 Index, Long expires 12/17/05	4	1,298	(42)
			(111)

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $16,909 of securities on loan)		$253,764
Collateral invested for securities on loan		17,065
Receivables:		
Fund shares sold		2,152
Interest		1
Dividends		29
Investments sold		6,591
Due from brokers for futures		74
Securities on loan		15
Prepaid expenses	+	21
Total assets		**279,712**

Liabilities

Collateral invested for securities on loan		17,065
Payables:		
Fund shares redeemed		255
Investments bought		11,716
Investment adviser and administrator fees		16
Transfer agent and shareholder service fees		4
Accrued expenses	+	58
Total liabilities		**29,114**

Net Assets

Total assets		279,712
Total liabilities	−	29,114
Net assets		**$250,598**

Net Assets by Source

Capital received from investors	221,723
Net investment income not yet distributed	135
Net realized capital gains	8,199
Net unrealized capital gains	20,541

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$170,416		10,842		$15.72
Select Shares	$80,182		5,081		$15.78

Unless stated, all numbers x 1,000.

The fund paid $233,112 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$287,168
Sales/maturities	$116,354

The fund's total security transactions with other Schwab Funds® during the period were $5,561.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$233,112

Net unrealized gains and losses:

Gains		$26,862
Losses	+	(6,210)
		$20,652

Net undistributed earnings:

Ordinary income	$1,708
Long-term capital gains	$6,515

Statement of

Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$1,548
Interest		104
Securities on loan	+	80
Total investment income		**1,732**

Net Realized Gains and Losses

Net realized gains on investments sold		8,255
Net realized losses on futures contracts	+	(13)
Net realized gains		**8,242**

Net Unrealized Gains and Losses

Net unrealized gains on investments		14,014
Net unrealized losses on futures contracts	+	(155)
Net unrealized gains		**13,859**

Expenses

Investment adviser and administrator fees		1,281
Transfer agent and shareholder service fees:		
Investor Shares		229
Select Shares		38
Trustees' fees		6
Custodian fees		47
Portfolio accounting fees		32
Professional fees		33
Registration fees		53
Shareholder reports		14
Other expenses	+	4
Total expenses		1,737
Expense reduction	–	140
Net expenses		**1,597**

Increase in Net Assets from Operations

Total investment income		1,732
Net expenses	–	1,597
Net investment income		**135**
Net realized gains		8,242
Net unrealized gains	+	13,859
Increase in net assets from operations		**$22,236**

Calculated as a percentage of average daily net assets: 0.975% of the first $500 million; 0.93% of the next $500 million; and 0.91% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 1.05% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $130 from the investment adviser (CSIM) and $10 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.30
Select Shares	1.12

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $22,101.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income or loss	$135	($143)
Net realized gains	8,242	7,183
Net unrealized gains	+ 13,859	2,253
Increase in net assets from operations	**22,236**	**9,293**

Distributions Paid

Distributions from net realized gains

	11/1/04–10/31/05	11/1/03–10/31/04
Investor Shares	4,802	499
Select Shares	+ 2,252	266
Total distributions from net realized gains	**$7,054**	**$765**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	9,837	$146,160	1,153	$15,053
Select Shares	+ 4,714	71,745	301	3,944
Total shares sold	**14,551**	**$217,905**	**1,454**	**$18,997**
Shares Reinvested				
Investor Shares	313	$4,324	37	$453
Select Shares	+ 118	1,635	17	204
Total shares reinvested	**431**	**$5,959**	**54**	**$657**
Shares Redeemed				
Investor Shares	(1,902)	($27,944)	(763)	($10,029)
Select Shares	+ (1,055)	(15,623)	(221)	(2,885)
Total shares redeemed	**(2,957)**	**($43,567)**	**(984)**	**($12,914)**
Net transactions in fund shares	**12,025**	**$180,297**	**524**	**$6,740**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,898	$55,119	3,374	$39,851
Total increase	+ 12,025	195,479	524	15,268
End of period	**15,923**	**$250,598**	**3,898**	**$55,119**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 9% of the fund's dividends for the report period qualify for the dividends received deduction.

The fund designates $447 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$4,863
Long-term capital gains	$2,191
Prior period	
Ordinary income	$642
Long-term capital gains	$123

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period
Investor Shares	$14
Select Shares	+ 16
Total	**$30**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $135 and $— at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab Target Funds	
Schwab Target 2010 Fund	0.2%
Schwab Target 2020 Fund	0.2%
Schwab Target 2030 Fund	0.1%
Schwab Target 2040 Fund	0.1%

 See financial notes.

Schwab Hedged Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	3/1/05[1]–10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	13.51
Income from investment operations:	
Net investment income	0.03
Net realized and unrealized gains	0.91
Total income from investment operations	0.94
Net asset value at end of period	14.45
Total return (%)	6.96[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses (including dividend expense on short sales)	2.32[3]
Net operating expenses (excluding dividend expense on short sales)	2.05[3,4]
Gross operating expenses	2.35[3]
Net investment income	0.56[3]
Portfolio turnover rate	87[2]
Net assets, end of period ($ x 1,000,000)	33

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 2.00% if interest expense had not been included.

Financial Highlights

Select Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	9/3/02[1]–10/31/02
Per-Share Data ($)				
Net asset value at beginning of period	13.01	11.53	9.84	10.00
Income or loss from investment operations:				
Net investment income or loss	0.04	(0.09)	(0.09)	(0.01)
Net realized and unrealized gains or losses	2.05	1.57	1.78	(0.15)
Total income or loss from investment operations	2.09	1.48	1.69	(0.16)
Less distributions:				
Distributions from net realized gains	(0.64)	–	–	–
Net asset value at end of period	14.46	13.01	11.53	9.84
Total return (%)	16.52	12.84	17.17	(1.60)[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses (including dividend expense on short sales)	2.26	2.43	2.37	2.39[3]
Net operating expenses (excluding dividend expense on short sales)	1.92[4]	2.10[5]	2.00	2.00[3]
Gross operating expenses	2.39	2.71	2.77	3.33[3]
Net investment income or loss	0.55	(0.86)	(0.90)	(0.79)[3]
Portfolio turnover rate	87	99	114	68[2]
Net assets, end of period ($ x 1,000,000)	229	68	44	32

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 1.82% if interest expense had not been included.

[5] The ratio of net operating expenses would have been 2.00% if interest expense had not been included.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top five long holdings/top five short positions

• Non-income producing security

■ All or a portion of this security is held as collateral for short sales

Holdings by Category		Cost/Proceeds ($x1,000)	Value ($x1,000)
100.8%	Common Stock	249,539	264,277
5.0%	Short-Term Investments	13,206	13,206
105.8%	Total Investments	262,745	277,483
(33.8)%	Short Sales	(92,277)	(88,656)
28.0%	Other Assets and Liabilities		73,522
100.0%	Total Net Assets		262,349

Security and Number of Shares	Value ($ x 1,000)

Common Stock 100.8% of net assets

Automobile Products / Motor Vehicles 1.3%

Smith (A.O.) Corp., Class B 103,300	3,345

Automobiles & Components 1.5%

■ Arvin Meritor, Inc. 7,300	117
Ford Motor Co. 191,600	1,594

Security and Number of Shares	Value ($ x 1,000)
• TRW Automotive Holdings Corp. 81,500	2,205
	3,916

Banks 3.3%

■ Bank of Hawaii Corp. 22,600	1,161
■ Comerica, Inc. 61,600	3,559
■ UnionBanCal Corp. 58,600	4,013
	8,733

Business Machines & Software 3.1%

•■ BMC Software, Inc. 17,300	339
■❺ Hewlett Packard Co. 281,000	7,879
	8,218

Business Services 0.5%

Global Payments, Inc. 9,000	386
Reynolds & Reynolds Co., Class A 34,900	926
	1,312

Capital Goods 3.3%

Emerson Electric Co. 2,100	146
■ Lockheed Martin Corp. 93,600	5,668
Raytheon Co. 13,100	484
Textron, Inc. 10,900	785
■ The Boeing Co. 12,900	834
• Thomas & Betts Corp. 15,000	584
	8,501

Commercial Services & Supplies 1.0%

Administaff, Inc. 60,900	**2,577**

Consumer Durables & Apparel 6.1%

American Greetings Corp., Class A 199,900	5,048
Black & Decker Corp. 5,300	435
K-Swiss, Inc., Class A 600	18
Newell Rubbermaid, Inc. 269,700	6,200
■ The Stanley Works 91,000	4,362
	16,063

Diversified Financials 3.6%

American Express Co. 5,600	279
•■ Americredit Co. 86,800	1,940

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Ameriprise Financial, Inc. 1,120	42
• Ameritrade Holding Corp. 66,500	1,398
Franklin Resources, Inc. 5,300	468
Jefferies Group, Inc. 98,000	3,186
Mellon Financial Corp. 70,200	2,225
	9,538
Electronics 2.4%	
• Broadcom Corp., Class A 45,800	1,945
■ Motorola, Inc. 137,100	3,038
National Semiconductor Corp. 35,900	812
• ON Semiconductor Corp, 75,200	349
■ Texas Instruments, Inc. 5,700	163
	6,307
Energy 4.6%	
■ Burlington Resources, Inc. 47,700	3,445
■ ChevronTexaco Corp. 51,100	2,916
Devon Energy Corp. 2,600	157
■ Exxon Mobil Corp. 96,500	5,418
Valero Energy Corp. 1,600	168
	12,104
Energy: Raw Materials 1.8%	
■ Helmerich & Payne, Inc. 84,300	**4,670**
Food & Agriculture 0.7%	
Pilgrim Pride Corp. 56,700	**1,785**
Food & Staples Retailing 2.5%	
• Rite Aid Corp. 578,100	2,023
■ Supervalu, Inc. 141,200	4,438
	6,461
Food Beverage & Tobacco 3.7%	
■ Coca-Cola Co. 124,100	5,309
Kellogg Co. 16,300	720
■ PepsiAmericas, Inc. 113,900	2,656
Vector Group Ltd. 51,682	1,032
	9,717

Security and Number of Shares	Value ($ x 1,000)
Health Care Equipment & Services 3.5%	
Aetna, Inc. 12,200	1,080
Bausch & Lomb, Inc. 6,200	460
Becton Dickinson & Co. 32,200	1,634
Dade Behring, Inc. 44,600	1,606
• Haemonetics Corp. 16,300	790
• Humana, Inc. 4,600	204
• Sierra Health Services, Inc. 8,900	667
United Healthcare Corp. 9,600	556
• Wellchoice, Inc. 2,400	182
• Wellpoint, Inc. 26,300	1,964
	9,143
Healthcare / Drugs & Medicine 7.1%	
Alpharma, Inc. 18,500	461
• Applera Corp. – Celera Genomics Group 55,300	657
Baxter International, Inc. 78,900	3,016
Cardinal Health, Inc. 5,000	313
• Express Scripts, Inc. 19,100	1,440
•■ King Pharmaceuticals, Inc. 369,500	5,701
McKesson Corp. 153,800	6,987
	18,575
Insurance 0.1%	
Protective Life Corp. 8,100	**355**
Insurance 12.2%	
AFLAC, Inc. 30,100	1,438
• Allmerica Financial Corp. 7,900	301
American Financial Group, Inc. 30,400	1,039
■❸ AON Corp. 243,900	8,256
■ Cigna Corp. 41,000	4,751
• CNA Financial Corp. 8,500	262
Genworth Financial Inc., Class A 2,400	76
❹ Loews Corp. 87,000	8,089
Metlife, Inc. 8,700	430
Nationwide Financial Services, Inc. 40,200	1,624
Prudential Financial, Inc. 33,000	2,402
StanCorp. Financial Group, Inc. 3,200	295
■ W.R. Berkley Corp. 71,175	3,110
	32,073

Security and Number of Shares	Value ($ x 1,000)
Materials 5.0%	
•❶ Crown Holdings, Inc. 533,200	8,648
• FMC Corp. 19,100	1,040
■ Martin Marietta Materials, Inc. 29,700	2,344
Monsanto Co. 15,100	951
	12,983
Media 1.7%	
• Getty Images, Inc. 7,100	589
John Wiley & Sons, Inc. 101,200	3,967
	4,556
Oil: Domestic 4.1%	
❷ Kerr-McGee Corp. 99,500	8,462
• Pride International, Inc. 84,900	2,383
	10,845
Optical & Photo 0.4%	
Imation Corp. 22,500	**963**
Pharmaceuticals & Biotechnology 5.2%	
Amerisource Bergen Corp. 77,300	5,896
■ Applied Biosystems Group 94,600	2,296
■ Johnson & Johnson, Inc. 58,500	3,663
Merck & Co., Inc. 60,300	1,702
	13,557
Producer Goods & Manufacturing 1.1%	
■ Herman Miller, Inc. 79,400	2,176
• Micrel, Inc. 8,100	81
Precision Castparts Corp. 13,600	644
	2,901
Real Estate 0.6%	
• CB Richard Ellis 30,900	**1,510**
Retailing 3.4%	
American Eagle Outfitters, Inc. 13,000	306
■ J.C. Penny Co., Inc. 93,900	4,808
■ Nordstrom, Inc. 34,800	1,206
•■ Payless Shoesource, Inc. 142,400	2,616
	8,936

Security and Number of Shares	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 2.2%	
• Agere Systems, Inc., Class B 16,570	173
■ Intel Corp. 196,600	4,620
•■ LSI Logic Corp. 128,500	1,042
	5,835
Software & Services 4.4%	
• Alliance Data Sysems Corp. 3,000	107
Autodesk, Inc. 16,262	734
• Bea Systems, Inc. 24,000	212
• CheckFree Corp. 19,800	842
• Citrix Systems, Inc. 21,716	599
• Computer Sciences Corp. 9,100	466
•■ Earthlink, Inc. 327,200	3,602
Electronic Data Systems Corp. 19,400	452
Fair, Isaac & Co., Inc. 18,400	768
• McAfee, Inc. 16,800	505
• Sybase, Inc. 31,500	701
•■ Synopsys, Inc. 119,900	2,272
• United Online, Inc. 21,944	294
	11,554
Steel 1.0%	
• Nucor Corp. 44,800	**2,681**
Technology Hardware & Equipment 1.2%	
• Agilent Technologies, Inc. 33,100	1,060
• Apple Computer, Inc. 23,800	1,371
• NCR Corp. 19,400	586
Scientific Atlanta, Inc. 4,600	163
	3,180
Telecommunication Services 0.7%	
■ Commonwealth Telephone Enterprises, Inc. 46,472	1,668
• Qwest Communication International, Inc. 29,400	128
	1,796
Telephone 0.1%	
• Crown Castle International Corp. 9,800	**240**

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Transportation 2.1%	
CNF, Inc. 15,600	878
■ CSX Corp. 85,000	3,894
Norfolk Southern Corp. 18,400	739
	5,511
Travel & Recreation 1.5%	
■ Hilton Hotels Corp. 202,000	**3,929**
Utilities 3.8%	
• Allegheny Power System, Inc. 54,600	1,543
Duke Energy Corp. 51,300	1,359
■ FirstEnergy Corp. 125,900	5,980
PPL Corp. 32,700	1,025
	9,907

Short-Term Investments 5.0% of net assets	
Other Investment Companies 5.0%	
Provident Institutional Funds – TempFund 13,205,916	**13,206**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Short Sales 33.8% of net assets	
Automobiles & Components 0.1%	
American Axle & Manufacturing Holdings, Inc. 5,200	**113**
Banks 1.6%	
❹ Accredited Home Lenders Holding Co. 113,700	**4,109**
Business Services 1.0%	
Take Two Interactive Software, Inc. 132,900	**2,744**
Capital Goods 1.2%	
Bucyrus International, Inc. 70,800	2,942
UAP Holding Corp. 14,500	277
	3,219
Construction 1.3%	
Hovnanian Enterprises, Inc. 73,500	**3,307**
Consumer Durables & Apparel 0.1%	
Fossil, Inc. 15,800	**247**
Consumer Services 1.9%	
Life Time Fitness, Inc. 52,600	1,954
WMS Industries, Inc. 3,300	83
Wynn Resorts Ltd. 60,700	2,833
	4,870
Drugs 0.2%	
IMClone Systems, Inc. 17,000	**590**
Energy 5.8%	
ATP Oil & Gas Corp. 69,700	2,212
Delta Petroleum Corp. 221,900	3,914
Encore Acquisition Co. 46,050	1,580
James River Coal Co. 29,800	1,274
Quicksilver Resources, Inc. 72,700	2,816

Security and Number of Shares	Value ($ x 1,000)
Syntroleum Corp. 91,400	654
Whiting Petroleum Corp. 66,100	2,680
	15,130
Food & Agriculture 0.2%	
Smithfield Foods, Inc. 16,000	**473**
Food & Staples Retailing 1.5%	
Sanderson Farms, Inc. 33,300	1,149
United Natural Foods, Inc. 95,122	2,674
	3,823
Food Beverage & Tobacco 1.7%	
Molson Coors Brewing Co. 41,200	2,542
Universal Corp. 51,500	1,928
	4,470
Healthcare / Drugs & Medicine 0.1%	
Advanced Medical Optics 2,700	96
Centene Corp. 13,300	268
	364
Materials 0.1%	
GrafTech International Ltd. 63,000	**309**
Non-Durables & Entertainment 0.6%	
CBRL Group, Inc. 21,800	756
Red Robin Gourmet Burgers, Inc. 15,300	738
	1,494
Non-Ferrous Metals 1.5%	
❺ Titanium Metals Corp. 85,500	**4,036**
Pharmaceuticals & Biotechnology 6.2%	
Amylin Pharmaceuticals, Inc. 32,100	1,079
Encysive Pharmaceuticals, Inc. 142,800	1,499
Intermagnetics General Corp. 5,800	166
❸ Martek Biosciences Corp. 136,984	4,229
MGI Pharmaceuticals, Inc. 48,421	908
North American Biology, Inc. 44,100	567

Security and Number of Shares	Value ($ x 1,000)
❶ Par Pharmaceutical Cos., Inc. 194,000	5,021
Perrigo Co. 218,700	2,924
	16,393
Retail 1.8%	
Hot Topic, Inc. 6,300	94
Pep Boys-Manny Moe & Jack, Inc. 127,800	1,764
Pier 1 Imports, Inc. 209,500	2,162
Wal-Mart Stores, Inc. 16,400	776
	4,796
Retailing 2.8%	
Cabela, Inc. 75,200	1,233
Dick's Sporting Goods, Inc. 26,600	796
Family Dollar Stores, Inc. 8,400	186
Finish Line, Inc. 8,400	131
GSI Commerce, Inc. 177,200	2,832
New York & Co., Inc. 49,200	664
Sears Holdings Corp. 11,900	1,431
	7,273
Software & Services 0.8%	
Henry Jack and Associates, Inc. 43,600	784
Midway Games, Inc. 74,600	1,394
	2,178
Steel 0.2%	
Oregon Steel Mills, Inc. 21,700	**551**
Trucking & Freight 1.8%	
Knight Transportation, Inc. 13,500	367
❷ Werner Enterprises, Inc. 240,700	4,313
	4,680
Utilities 1.3%	
MGE Energy, Inc. 14,700	522
New Jersey Resources Corp. 68,700	2,965
	3,487

End of short sale positions.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$277,483
Deposits with broker for short sales	78,219
Receivables:	
Fund shares sold	3,401
Interest	159
Dividends	124
Investments sold	5,370
Investments sold short	8,644
Prepaid expenses	+ 38
Total assets	**373,438**

The fund paid $262,745 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$298,092
Sales/maturities	$118,676

Liabilities

Securities sold short, at value	88,656
Payables:	
Fund shares redeemed	87
Dividends on short sales	49
Investments bought	20,913
Covered short sales	1,292
Investment adviser and administrator fees	37
Accrued expenses	+ 55
Total liabilities	**111,089**

The proceeds for securities sold short is $92,277.

Net Assets

Total assets	373,438
Total liabilities	− 111,089
Net assets	**$262,349**

Net Assets by Source

Capital received from investors	235,553
Net investment not yet distributed	743
Net realized capital gains	7,694
Net unrealized capital gains	18,359

These derive from investments and short sales.

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$ 33,470		2,316		$14.45
Select Shares	$228,879		15,828		$14.46

Federal Tax Data

Portfolio cost	$262,809

Net unrealized gains and losses:

Gains	$20,358
Losses	+ (5,684)
	$14,674

Net undistributed earnings:

Ordinary income	$1,428
Long-term capital gains	$7,073

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$2,736
Interest	+ 1,068
Total investment income	**3,804**

Net of $1 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	12,378
Net realized losses on short sales	(4,557)
Net realized gains on future contracts	+ 99
Net realized gains	**7,920**

Calculated as a percentage of average daily net assets: 1.675% of the first $500 million, 1.65% of the next $500 million, and 1.63% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Net Unrealized Gains and Losses

Net unrealized gains on investments	5,518
Net unrealized gains on short sales	+ 3,712
Net unrealized gains	**9,230**

Prior to February 28, 2005, these fees were calculated as 1.75% of average daily net assets.

Expenses

Investment adviser and administrator fees	2,285
Transfer agent and shareholder service fees:	
Investor Shares	26
Select Shares	165
Trustees' fees	6
Custodian and portfolio accounting fees	79
Professional fees	44
Registration fees	26
Shareholder reports	3
Interest expense	134
Other expenses	+ 7
Total expenses before short sales	2,775
Dividends on short sales	448
Expense reduction	+ (162)
Net expenses	**3,061**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $88 from the investment adviser (CSIM) and $74 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab have guaranteed through February 27, 2006 to limit the annual net operating expenses.

Increase in Net Assets from Operations

Total investment income	**3,804**
Net expenses	**− 3,061**
Net investment income	**743**
Net realized gains	**7,920**
Net unrealized gains	**+ 9,230**
Increase in net assets from operations	**$17,893**

Share Class	% of Average Daily Net Assets
Investor Shares	2.00%
Select Shares	1.77%

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $17,150.

Statement of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income or loss	743	($455)
Net realized gains	7,920	4,186
Net unrealized gains	+ 9,230	2,597
Increase in net assets from operations	**17,893**	**6,328**

Distributions Paid

Distributions from net realized gains

	11/1/04–10/31/05	11/1/03–10/31/04
Investor Shares	—	—
Select Shares	+ 3,789	—
	$3,789	**$ —**

The tax-basis components of distributions paid are:

Current period
Ordinary income	$—
Long-term capital gains	$3,789

Prior period
Ordinary income	$—
Long-term capital gains	$—

The fund started offering Investor Shares on March 1, 2005 and the fund shares in existence prior to March 1, 2005 were designated as Select Shares.

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	2,530	$35,429	—	$ —
Select Shares	+ 11,743	163,791	2,509	31,194
Total shares sold	**14,273**	**$199,220**	**2,509**	**$31,194**
Shares Reinvested				
Investor Shares	—	$ —	—	$ —
Select Shares	+ 255	3,389	—	—
Total shares reinvested	**255**	**$3,389**	**—**	**$ —**
Shares Redeemed				
Investor Shares	(214)	($3,027)	—	$ —
Select Shares	+ (1,421)	(19,628)	(1,073)	(13,199)
Total shares redeemed	**(1,635)**	**($22,655)**	**(1,073)**	**($13,199)**
Net transactions in fund shares	**12,893**	**$179,954**	**1,436**	**$17,995**

For shares purchased on or before 4/29/05 and held less than 180 days , the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period
Investor Shares	$ 3
Select Shares	+ $40
Total	**$43**

Prior period
Select Shares	**$41**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	5,251	$68,291	3,815	$43,968
Total increase	+ 12,893	194,058	1,436	24,323
End of period	**18,144**	**262,349**	**5,251**	**$68,291**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $743 and $— at the end of the current period and prior period, respectively.

Schwab Financial Services Fund™

Financial Statements

Financial Highlights

	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	13.12	11.77	9.44	9.75	11.86
Income or loss from investment operations:					
Net investment income	0.12	0.08	0.11	0.12	0.09
Net realized and unrealized gains or losses	2.21	1.37	2.37	(0.28)	(1.76)
Total income or loss from investment operations	2.33	1.45	2.48	(0.16)	(1.67)
Less distributions:					
Dividends from net investment income	(0.09)	(0.10)	(0.15)	(0.09)	(0.06)
Distributions from net realized gains	(0.94)	–	–	(0.06)	(0.38)
Total distributions	(1.03)	(0.10)	(0.15)	(0.15)	(0.44)
Net asset value at end of period	14.42	13.12	11.77	9.44	9.75
Total return (%)	18.62	12.39	26.68	(1.78)	(14.51)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.07	1.05	1.04[1]	0.89	0.89
Gross operating expenses	1.15	1.25	1.49	1.32	1.23
Net investment income	1.01	0.62	1.05	1.20	0.75
Portfolio turnover rate	74	85	181	131	151
Net assets, end of period ($ x 1,000,000)	29	20	18	17	21

[1] The ratio of net operating expenses would have been 1.03% if interest expense had not been included.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holdings

• Non-income producing security

■ All or a portion of this security is held as collateral for short sales

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.3%	Common Stock	24,101	28,117
0.9%	Short-Term Investment	271	271
99.2%	Total Investments	24,372	28,388
0.4%	Collateral Invested for Securities on Loan	118	118
0.4%	Other Assets and Liabilities, Net		101
100.0%	Total Net Assets		28,607

Security and Number of Shares	Value ($ x 1,000)

Common Stock 98.3% of net assets

Banks 29.6%

❾ Bank of Hawaii Corp. 25,800	1,326
City National Corp. 15,100	1,108
❶ Comerica, Inc. 29,000	1,676
Commerce Bancshares, Inc. 6,700	356

Security and Number of Shares	Value ($ x 1,000)
Countrywide Financial Corp. 14,498	460
First Indiana Corp. 1,000	35
❿ KeyCorp, Inc. 40,400	1,302
M&T Bank Corp. 3,800	409
PNC Financial Services Group, Inc. 6,700	407
❹ UnionBanCal Corp. 20,300	1,390
	8,469

Diversified Financials 37.5%

American Express Co. 24,700	1,229
• AmeriCredit Corp. 24,800	554
• Ameriprise Financial, Inc. 4,940	184
■• Ameritrade Holding Corp. 5,900	124
Capital One Financial Corp. 10,200	779
CIT Group, Inc. 3,000	137
• E*TRADE Financial Corp. 38,600	716
❽ Franklin Resources, Inc. 15,100	1,335
• Investment Technology Group, Inc. 33,500	1,089
Mellon Financial Corp. 32,900	1,043
Moody's Corp. 4,600	245
Morgan Stanley 7,500	408
❼ Northern Trust Corp. 25,100	1,345
❷ Principal Financial Group, Inc. 31,300	1,554
	10,742

Insurance 28.9%

❻ AFLAC, Inc. 28,200	1,347
American Financial Group, Inc. 700	24
• American Physicians Capital, Inc. 5,500	233
AON Corp. 6,000	203
Chubb Corp. 12,700	1,181
• CNA Financial Corp. 9,400	289
Delphi Financial Group, Inc., Class A 3,900	183
Lincoln National Corp. 9,900	501
Loews Corp. 1,800	167
•❸ Metlife, Inc. 29,100	1,438
Nationwide Financial Services, Inc., Class A 9,900	400
❺ Prudential Financial, Inc. 18,700	1,361

Security and Number of Shares	Value ($ x 1,000)
Safeco Corp. 800	45
The St. Paul Travelers Cos., Inc. 7,400	333
W.R. Berkley Corp. 12,750	557
	8,262

Real Estate 2.3%

• CB Richard Ellis Group, Inc., Class A 6,800	332
• Trammell Crow Co. 12,200	312
	644

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.9% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%,11/01/05	271	**271**

End of investments.

Collateral Invested for Securities on Loan 0.4% of net assets

Short-Term Investment 0.4%

Securities Lending Investments Fund 117,705	**118**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $118 of securities on loan)	$28,388
Collateral invested for securities on loan	118
Receivables:	
Fund shares sold	141
Dividends	14
Investments sold	562
Prepaid expenses	+ 3
Total assets	**29,226**

Liabilities

Collateral invested for securities on loan	118
Payables:	
Fund shares redeemed	18
Investments bought	457
Investment adviser and administrator fees	1
Transfer agent and shareholder service fees	1
Accrued expenses	+ 24
Total liabilities	**619**

Net Assets

Total assets	29,226
Total liabilities	– 619
Net assets	**$28,607**

Net Assets by Source

Capital received from investors	22,844
Net investment income not yet distributed	172
Net realized capital gains	1,575
Net unrealized capital gains	4,016

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$28,607		1,984		$14.42

Unless stated, all numbers x 1,000.

The fund paid $24,372 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$21,398
Sales/maturities	$16,363

Federal Tax Data

Portfolio cost	$24,377
Net unrealized gains and losses:	
Gains	$4,204
Losses	+ (193)
	$4,011
Net undistributed earnings:	
Ordinary income	$525
Long-term capital gains	$1,227

 See financial notes.

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$455
Interest		3
Securities on loan	+	1
Total investment income		**459**

Net Realized Gains and Losses

Net realized gains on investments sold	**1,583**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**1,980**

Expenses

Investment adviser and administrator fees		119
Transfer agent and shareholder service fees		55
Trustees' fees		4
Custodian fees		26
Portfolio accounting fees		3
Professional fees		27
Registration fees		15
Shareholder reports		2
Other expenses	+	3
Total expenses		254
Expense reduction	−	19
Net expenses		**235**

Increase in Net Assets from Operations

Total investment income		459
Net expenses	−	235
Net investment income		**224**
Net realized gains		1,583
Net unrealized gains	+	1,980
Increase in net assets from operations		**$3,787**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million; 0.515% of the next $500 million; and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the net operating expenses of this fund through February 27, 2006, to 1.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $3,563.

See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		11/1/04–10/31/05	11/1/03–10/31/04
Net investment income		$224	$123
Net realized gains		1,583	2,314
Net unrealized gains or losses	+	1,980	(253)
Increase in net assets from operations		**3,787**	**2,184**

Distributions Paid

Dividends from net investment income		139	158
Distributions from net realized gains	+	1,403	–
Total dividends and distributions paid		**$1,542**	**$158**

Transactions in Fund Shares

		11/1/04–10/31/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		885	$11,993	369	$4,651
Shares reinvested		103	1,356	12	142
Shares redeemed	+	(495)	(6,547)	(457)	(5,709)
Net transactions in fund shares		**493**	**$6,802**	**(76)**	**($916)**

Shares Outstanding and Net Assets

		11/1/04–10/31/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		1,491	$19,560	1,567	$18,450
Total increase or decrease	+	493	9,047	(76)	1,110
End of period		**1,984**	**$28,607**	**1,491**	**$19,560**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 91% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $139 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$139	$158
Long-term capital gains	$1,403	$–

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$7
Prior period	$5

Dollar amounts are net of the redemption fee proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $172 and $87 at the end of the current period and prior period, respectively.

 See financial notes.

Schwab Health Care Fund™

Financial Statements

Financial Highlights

	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	10.78	8.43	7.12	9.00	10.27
Income or loss from investment operations:					
Net investment income or loss	(0.02)	(0.06)	0.01	0.03	0.00[1]
Net realized and unrealized gains or losses	3.27	2.41	1.33	(1.90)	(1.10)
Total income or loss from investment operations	3.25	2.35	1.34	(1.87)	(1.10)
Less distributions:					
Dividends from net investment income	–	–	(0.03)	(0.01)	(0.00)[1]
Distributions from net realized gains	–	–	–	–	(0.17)
Total distributions	–	–	(0.03)	(0.01)	(0.17)
Net asset value at end of period	14.03	10.78	8.43	7.12	9.00
Total return (%)	30.15	27.88	18.96	(20.84)	(10.94)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.89	1.04	1.04	0.89	0.89
Gross operating expenses	0.89	1.07	1.34	1.18	1.17
Net investment income or loss	(0.28)	(0.73)	0.13	0.25	0.06
Portfolio turnover rate	42	105	200	99	92
Net assets, end of period ($ x 1,000,000)	397	54	25	21	32

[1] Per share amount was less than $0.01.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ■ All or a portion of this security is on loan

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.3%	**Common Stock**	353,749	393,925
0.6%	**Short-Term Investment**	2,493	2,493
0.0%	**Rights**	—	—
99.9%	**Total Investments**	**356,242**	**396,418**
2.4%	**Collateral Invested for Securities on Loan**	9,451	9,451
(2.3)%	**Other Assets and Liabilities, Net**		(9,013)
100.0%	**Total Net Assets**		**396,856**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.3% of net assets	
Health Care Equipment & Services 67.8%	
Aetna, Inc. 136,800	12,115
❷ AmerisourceBergen Corp. 210,000	16,017
Bausch & Lomb, Inc. 168,000	12,464
❺ Baxter International, Inc. 401,100	15,334
❾ Becton Dickinson & Co. 269,600	13,682
❼ Cardinal Health, Inc. 234,000	14,627
• Caremark Rx, Inc. 218,500	11,449
■• Cerner Corp. 97,000	8,192
❹ CIGNA Corp. 134,500	15,585
• Coventry Health Care, Inc. 201,600	10,884
Dade Behring Holdings, Inc. 150,000	5,402
• DaVita, Inc. 27,025	1,329
•❶ Express Scripts, Inc. 218,700	16,492
• Haemonetics Corp. 112,300	5,441
• Humana, Inc. 201,600	8,949
• Lincare Holdings, Inc. 203,300	8,305
❸ McKesson Corp. 349,200	15,864
• Medco Health Solutions, Inc. 72,000	4,068
• Pacificare Health Systems, Inc. 116,700	9,611
PerkinElmer, Inc. 200,000	4,414
• Sierra Health Services, Inc. 136,900	10,268
■• SurModics, Inc. 43,000	1,699
• Tenet Healthcare Corp. 317,000	2,669
• Thermo Electron Corp. 93,600	2,826
• Trizetto Group, Inc. 100,500	1,424
• United Surgical Partners International, Inc. 70,100	2,513
❻ UnitedHealth Group, Inc. 255,400	14,785
• WellChoice, Inc. 131,000	9,910
• WellPoint, Inc. 171,300	12,793
	269,111
Pharmaceuticals & Biotechnology 31.5%	
• Albany Molecular Research, Inc. 140,000	1,876
Alpharma, Inc., Class A 385,700	9,600
• Amgen, Inc. 56,000	4,243
Applied Biosystems Group — Applera Corp. 403,800	9,800
• Celera Genomics Group — Applera Corp. 80,000	950
CNS, Inc. 117,717	3,069
• Endo Pharmaceutical Holdings, Inc. 103,200	2,778
• Gene Logic, Inc. 130,800	495
• Invitrogen Corp. 90,200	5,736
❿ Johnson & Johnson 217,600	13,626
• Kendle International, Inc. 100,000	2,408
• King Pharmaceuticals, Inc. 638,000	9,844

Security and Number of Shares	Value ($ x 1,000)
• Kos Pharmaceuticals, Inc. 123,500	7,410
Merck & Co., Inc. 314,000	8,861
❽ Pfizer, Inc. 631,700	13,733
Schering-Plough Corp. 621,500	12,641
• Techne Corp. 77,500	4,202
Wyeth 303,900	13,542
	124,814

Rights 0.0% of net assets	

Pharmaceuticals & Biotechnology 0.0%

Security and Number of Shares	Value ($ x 1,000)
• OSI Pharmaceuticals, Inc. expires 06/12/08 458	**–**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

Short-Term Investment 0.6% of net assets	

Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	2,493	**2,493**

End of investments.

Security and Number of Shares	Value ($ x 1,000)

Collateral Invested for Securities on Loan 2.4% of net assets	

Short-Term Investment 2.4%

Securities Lending Investments Fund 9,450,902	**9,451**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $9,304 of securities on loan)		$396,418
Collateral invested for securities on loan		9,451
Receivables:		
Fund shares sold		3,278
Dividends		77
Investments sold		7,099
Income from securities on loan		18
Prepaid expenses	+	20
Total assets		**416,361**

Liabilities

Collateral invested for securities on loan		9,451
Payables:		
Fund shares redeemed		181
Investments bought		9,774
Investment adviser and administrator fees		17
Transfer agent and shareholder service fees		8
Accrued expenses	+	74
Total liabilities		**19,505**

Net Assets

Total assets		416,361
Total liabilities	−	19,505
Net assets		**$396,856**

Net Assets by Source

Capital received from investors	361,074
Net realized capital losses	(4,394)
Net unrealized capital gains	40,176

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$396,856		28,286		$14.03

Unless stated, all numbers x 1,000.

The fund paid $356,242 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$386,046
Sales/maturities	$80,009

Federal Tax Data

Portfolio cost		$356,382
Net unrealized gains and losses:		
Gains		$51,705
Losses	+	(11,669)
		$40,036
Capital losses utilized		$273
Unused capital losses:		
Expires 10/31 of:		Loss amount
2010		$617
2011	+	3,637
		$4,254
Reclassifications:		
Net investment income not yet distributed		$536
Reclassified:		
Capital received from investors		($536)

 See financial notes.

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$937
Interest		111
Securities on loan	+	96
Total investment income		**1,144**

Net Realized Gains and Losses

Net realized gains on investments sold		134
Net realized gains on futures contracts	+	183
Net realized gains		**317**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**33,870**

Expenses

Investment adviser and administrator fees		1,019
Transfer agent and shareholder service fees		472
Trustees' fees		5
Custodian fees		32
Portfolio accounting fees		24
Professional fees		27
Registration fees		61
Shareholder reports		37
Other expenses	+	3
Total expenses		1,680

Increase in Net Assets from Operations

Total investment income		1,144
Net expenses	–	1,680
Net investment loss		**(536)**
Net realized gains		317
Net unrealized gains	+	33,870
Increase in net assets from operations		**$33,651**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million; 0.515% of the next $500 million; and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual net operating expense (excluding interest, taxes and certain non-routine expenses) will not exceed 1.10% of the fund's average daily net assets through February 27, 2006.

These add up to a net gain on investments of $34,187.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment loss	($536)	($303)
Net realized gains	317	4,394
Net unrealized gains	+ 33,870	3,441
Increase in net assets from operations	**$33,651**	**$7,532**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	25,580	$339,672	3,244	$33,738
Shares redeemed	+ (2,299)	(30,399)	(1,206)	(12,342)
Net transactions in fund shares	**23,281**	**$309,273**	**2,038**	**$21,396**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$121
Prior period	$41

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	5,005	$53,932	2,967	$25,004
Total increase	+ 23,281	342,924	2,038	28,928
End of period	**28,286**	**$396,856**	**5,005**	**$53,932**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $— and $— at the end of the current period and prior period, respectively.

Schwab Technology Fund™

Financial Statements

Financial Highlights

	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	4.42	4.32	2.90	3.86	8.52
Income or loss from investment operations:					
Net investment loss	(0.01)	(0.04)	(0.02)	(0.02)	(0.03)
Net realized and unrealized gains or losses	0.47	0.14	1.44	(0.94)	(4.63)
Total income or loss from investment operations	0.46	0.10	1.42	(0.96)	(4.66)
Net asset value at end of period	4.88	4.42	4.32	2.90	3.86
Total return (%)	10.41	2.31	48.97	(24.87)	(54.69)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.97	1.02[1]	1.04	0.89	0.89
Gross operating expenses	0.97	1.02	1.25	1.15	1.16
Net investment loss	(0.23)	(0.78)	(0.65)	(0.57)	(0.65)
Portfolio turnover rate	89	109	165	117	120
Net assets, end of period ($ x 1,000,000)	53	49	43	26	39

[1] The ratio of net operating expenses would have been 1.01% if interest expense had not been included.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.4% Common Stock	46,096	52,939
0.7% Short-Term Investment	375	375
100.1% Total Investments	46,471	53,314
2.8% Collateral Invested for Securities on Loan	1,490	1,490
(2.9)% Other Assets and Liabilities, Net		(1,540)
100.0% Total Net Assets		53,264

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.4% of net assets

Semiconductors & Semiconductor Equipment 20.9%

• Agere Systems, Inc. 32,630	339
❽ Applied Materials, Inc. 101,300	1,659
• Broadcom Corp., Class A 7,800	331
❹ Intel Corp. 146,960	3,454
• LSI Logic Corp. 81,200	659

Security and Number of Shares	Value ($ x 1,000)
• Micrel, Inc. 15,600	156
National Semiconductor Corp. 41,000	928
• ON Semiconductor Corp. 90,100	418
❺ Texas Instruments, Inc. 111,600	3,186
	11,130

Software & Services 38.5%

• Alliance Data Systems Corp. 8,400	299
❼ Autodesk, Inc. 41,600	1,877
• BEA Systems, Inc. 4,600	41
• BMC Software, Inc. 43,000	842
• Cadence Design Systems, Inc. 70,300	1,123
• Checkfree Corp. 33,100	1,407
• Citrix Systems, Inc. 39,800	1,097
• Computer Sciences Corp. 15,600	800
• DST Systems, Inc. 18,100	1,016
• Earthlink, Inc. 113,100	1,245
Electronic Data Systems Corp. 45,900	1,070
Global Payments, Inc. 6,200	266
• McAfee, Inc. 26,100	784
•❻ Oracle Corp. 217,000	2,752
• Parametric Technology Corp. 95,900	624
•❾ Progress Software Corp. 52,800	1,644
The Reynolds & Reynolds Co., Class A 32,800	871
• Sybase, Inc. 48,900	1,088
• Synopsys, Inc. 33,000	625
United Online, Inc. 79,000	1,059
	20,530

Technology Hardware & Equipment 40.0%

• Agilent Technologies, Inc. 28,400	909
■•❿ Apple Computer, Inc. 28,200	1,624
• Arrow Electronics, Inc. 44,400	1,310
AVX Corp. 33,000	409
• Electronics for Imaging 800	20
Harris Corp. 11,900	489
❷ Hewlett-Packard Co. 136,100	3,816
Imation Corp. 23,600	1,010
❶ International Business Machines Corp. 53,000	4,340
❸ Motorola, Inc. 171,900	3,809

Security and Number of Shares	Value ($ x 1,000)
• NCR Corp. 46,200	1,396
Qualcomm, Inc. 14,900	592
Scientific-Atlanta, Inc. 32,800	1,163
• Solectron Corp. 23,000	81
• Tellabs, Inc. 32,500	311
	21,279

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investment
0.7% of net assets

Wachovia Bank, Grand Cayman Time Deposit		
3.48%, 11/01/05	375	**375**

End of investments.

Collateral Invested for Securities on Loan
2.8% of net assets

Short-Term Investment 2.8%

Securities Lending Investments Fund 1,489,524	**1,490**

End of collateral invested for securities on loan.

Statement of
Assets and liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	
(including $1,543 of securities on loan)	$53,314
Collateral invested for securities on loan	1,490
Receivables:	
Fund shares sold	206
Dividends	3
Investments sold	736
Prepaid expenses	+ 4
Total assets	**55,753**

The fund paid $46,471 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$43,484
Sales/maturities	$44,568

Liabilities

Collateral invested for securities on loan	1,490
Payables:	
Fund shares redeemed	19
Investments bought	949
Investment adviser and administrator fees	2
Transfer agent and shareholder service fees	1
Accrued expenses	+ 28
Total liabilities	**2,489**

Net Assets

Total assets	55,753
Total liabilities	− 2,489
Net assets	**$53,264**

Net Assets by Source

Capital received from investors	85,298
Net realized capital losses	(38,877)
Net unrealized capital gains	6,843

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$53,264		10,923		$4.88

Federal Tax Data

Portfolio cost	$46,477
Net unrealized gains and losses:	
Gains	$8,257
Losses	+ (1,420)
	$6,837
Capital losses utilized	$2,249
Unused capital losses:	
Expires 10/31 of:	Loss amount
2009	$14,027
2010	18,148
2011	+ 6,696
	$38,871
Reclassifications:	
Net investment income not yet distributed	$111
Reclassified as:	
Capital received from investors	($111)

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$357
Interest	+ 6
Total investment income	**363**

Net Realized Gains and Losses

Net realized gains on investments sold	2,352
Net realized gains on futures contracts	+ 2
Net realized gains	**2,354**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**2,534**

Expenses

Investment adviser and administrator fees	263
Transfer agent and shareholder service fees	122
Trustees' fees	5
Custodian fees	27
Portfolio accounting fees	6
Professional fees	27
Registration fees	15
Shareholder reports	4
Interest expense	2
Other expenses	+ 3
Total expenses	**474**

Increase in Net Assets from Operations

Total investment income	363
Net expenses	− 474
Net investment loss	**(111)**
Net realized gains	2,354
Net unrealized gains	+ 2,534
Increase in net assets from operations	**$4,777**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million; 0.515% of the next $500 million; and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual net operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 1.10% of the fund's average daily net assets through February 27, 2006.

These add up to a net gain on investments of $4,888.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment loss	($111)	($405)
Net realized gains	2,354	2,569
Net unrealized gains or losses	+ 2,534	(2,375)
Increase or decrease in net assets from operations	**$4,777**	**($211)**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	3,726	$17,658	4,936	$23,679
Shares redeemed	+ (3,904)	(18,286)	(3,798)	(17,389)
Net transactions in fund shares	**(178)**	**($628)**	**1,138**	**$6,290**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	11,101	$49,115	9,963	$43,036
Total increase or decrease	+ (178)	4,149	1,138	6,079
End of period	**10,923**	**$53,264**	**11,101**	**$49,115**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period $10
Prior period $44

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $— and $— at the end of the current period and prior period, respectively.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Schwab Premier Equity Fund, Schwab Dividend Equity Fund, Schwab Large-Cap Growth Fund, Schwab Small-Cap Equity Fund and Schwab Hedged Equity Fund offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Core Equity Fund, Schwab Financial Services Fund, Schwab Health Care Fund and Schwab Technology Fund each offer one share class.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The Schwab Premier Equity Fund and the Schwab Large-Cap Growth Fund commenced operations on March 21, 2005 and October 3, 2005, respectively. The Schwab Hedged Equity Fund started offering Investor Shares on March 1, 2005 and the fund shares in existence prior to March 1, 2005 were designated as Select Shares.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
  Schwab S&P 500 Index Fund
  Schwab Institutional Select S&P 500 Fund
  Schwab Small-Cap Index Fund
  Schwab Total Stock Market Index Fund
  Schwab International Index Fund
  Schwab MarketTrack All Equity Portfolio
  Schwab MarketTrack Growth Portfolio
  Schwab MarketTrack Balanced Portfolio
  Schwab MarketTrack Conservative Portfolio
  Laudus U.S. MarketMasters Fund
  Laudus Balanced MarketMasters Fund
  Laudus Small-Cap MarketMasters Fund
  Laudus International MarketMasters Fund
  Schwab Premier Equity Fund
  Schwab Core Equity Fund
  Schwab Dividend Equity Fund
  Schwab Large-Cap Growth Fund
  Schwab Small-Cap Equity Fund
  Schwab Hedged Equity Fund
  Schwab Financial Services Fund
  Schwab Health Care Fund
  Schwab Technology Fund
  Schwab Target 2010 Fund
  Schwab Target 2020 Fund
  Schwab Target 2030 Fund
  Schwab Target 2040 Fund
  Schwab Retirement Income Fund

underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

The Funds may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The Schwab Hedged Equity Fund may sell securities short (sell securities it does not own). When it does so, the fund also places assets worth at least 100% of the value of the short securities into a segregated account, as collateral. If the market value of the short securities subsequently falls, the fund can realize a gain by closing the position. However, if the value rises, the fund typically would have to add

to its collateral or close out its short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, the funds may let other Schwab Funds® buy and sell fund shares, particularly Schwab Target Funds, which seek to provide investors with allocated portfolios of other Schwab Funds and Laudus Funds.

The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Premier Equity Fund	–	310	4.23
Schwab Dividend Equity Fund	–	14	3.72
Schwab Small-Cap Equity Fund	–	262	3.05
Schwab Financial Services Fund	–	55	3.12
Schwab Technology Fund	–	160	2.96

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments for net operating losses and losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

- **Mutual funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act.

Schwab Hedged Equity Fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Large-Cap Growth Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Premier Equity Fund, Schwab Core Equity Fund, Schwab Dividend Equity Fund, Schwab Large-Cap Growth Fund, Schwab Small-Cap Equity Fund, Schwab Hedged Equity Fund, Schwab Financial Services Fund, Schwab Health Care Fund, and Schwab Technology Fund, (nine of the portfolios constituting Schwab Capital Trust, hereafter referred to as the "Funds") at October 31, 2005, the results of each of their operations for the year then ended, and the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
December 16, 2005

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Capital Trust (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust operating as of December 31 of the previous year, including the Schwab Core Equity Fund, the Schwab Dividend Equity Fund, the Schwab Small-Cap Equity Fund, the Schwab Hedged Equity Fund, the Schwab Financial Services Fund, the Schwab Health Care Fund, and the Schwab Technology Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives

extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement with respect to the funds for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement with respect to the funds reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement with respect to the funds.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement with respect to the funds. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund. Following such evaluation, the Board concluded, within the

context of its full deliberations, that the performance of the funds supported renewal of the Agreement with respect to the funds.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement with respect to the funds and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement with respect to the funds.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement with respect to the funds and concluded that the compensation under the Agreement with respect to the funds is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

In addition, at the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the creation of the new Schwab Large-Cap Growth Fund (the "Large-Cap Growth Fund") and approved the amendment of the Agreement to appoint CSIM as investment adviser to the Large-Cap Growth Fund. This approval was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services to be provided to the Large-Cap Growth Fund under the Agreement, including the resources of CSIM and its affiliates to be dedicated to the Large-Cap Growth Fund;

2. CSIM's investment performance with respect to other funds using related investment techniques and how it compared to that of other comparable mutual funds;

3. the Large-Cap Growth Fund's anticipated expenses and how those expenses compared to those of other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to other funds using similar investment strategies, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale might be realized as the Large-Cap Growth Fund grows and whether fee levels relating to the Large-Cap Growth Fund in the Agreement reflect those economies of scale for the benefit of the Large-Cap Growth Fund's investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the Schwab Funds and the resources of CSIM and its affiliates dedicated to such funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service firm and its overall financial condition. The Board considered how these factors could apply to the Large-Cap Growth Fund under the terms of the Agreement. Following such evaluation, the Board concluded that, within the context of its full deliberations, the nature, extent and quality of services to be provided by CSIM to the Large-Cap Growth Fund and the resources of CSIM and its affiliates to be dedicated to the Large-Cap Growth Fund supported approval of the Agreement with respect to the Large-Cap Growth Fund.

Fund Performance. The Board considered performance of Schwab Funds using related investment techniques in determining whether to renew the agreements with respect to such funds. Specifically, the trustees considered each existing fund's performance relative to its peer group and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of that review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the analysis. In evaluating the performance of each existing SchwabFund, the trustees considered both risk and shareholder risk expectations for such fund. The Board also considered how these factors could apply to the Large-Cap Growth Fund under the terms of the Agreement. Following

such evaluation, the Board concluded that, within the context of its full deliberations, the performance of the existing Schwab Funds using related investment techniques and performance of CSIM supported approval of the Agreement with respect to the Large-Cap Growth Fund.

Fund Expenses. With respect to the Large-Cap Growth Fund's expenses, the trustees considered the rate of compensation with respect to the Large-Cap Growth Fund called for by the Agreement, and the Large-Cap Growth Fund's net operating expense ratio in comparison to those of other comparable mutual funds. The trustees also considered information about average expense ratios of comparable mutual funds in the Large-Cap Growth Fund's expected peer group. Finally, the trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total Large-Cap Growth Fund expenses from exceeding a specified cap for at least one year and that CSIM, through the waiver, will maintain the Large-Cap Growth Fund's net operating expenses at competitive levels for its distribution channels. Following such evaluation, the Board concluded that, within the context of its full deliberations, the expenses of the Large-Cap Growth Fund are reasonable and supported approval of the Agreement with respect to the Large-Cap Growth Fund.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. The trustees also considered any other benefits derived by CSIM from its relationship with the existing Schwab Funds, such as investment information or other research resources. In determining profitability of CSIM and its affiliates, the trustees have reviewed management's profitability analyses with the assistance of independent accountants. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each existing fund by CSIM and its affiliates. The Board also considered how these factors could apply to the Large-Cap Growth Fund. However, because the Large-Cap Growth Fund had no operating history at the time of the Board's deliberations, the Board did not reach a specific conclusion with respect to the profitability of CSIM and its affiliates under the Agreement with respect to the Large-Cap Growth Fund.

Economies of Scale. The trustees considered the possible existence of any economies of scale and whether those will be passed along to the Large-Cap Growth Fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of the Large-Cap Growth Fund expenses, the trustees considered that CSIM and Schwab historically have committed, and in the future may commit, resources to minimize the effects on shareholders of diseconomies of scale during periods when the Large-Cap Growth Fund assets are relatively small through their expense waiver agreement. The trustees noted that such diseconomies of scale may particularly affect newer funds, such as the Large-Cap Growth Fund, or funds with investment strategies that are currently out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The Trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded that, within the context of its full deliberations, the Large-Cap Growth Fund should obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the Agreement to reflect the addition of the Large-Cap Growth Fund and concluded that the compensation with respect to the Large-Cap Growth Fund under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Life Insurance Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[2] *Until 2001:* Stanford University, Special Advisor to the President. *From 1996-2001:* Stanford University, Vice President of Business Affairs, Chief Financial Officer.
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising San Francisco. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
William A. Hasler 1941	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services Enterprise, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (6/01 to 8/02); Chief Investment Officer, Fixed, American Century Companies, Inc. (1/97 to 6/01).

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

Charles Schwab & Co., Inc. (Schwab)

Funds

Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Member SIPC
Printed on recycled paper.
MFR26298-02

Schwab Institutional Select® S&P 500 Fund

Annual Report

October 31, 2005

charles SCHWAB

A fund which seeks high total return by tracking the performance of the S&P 500® Index.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Small-cap funds are subject to greater volatility than those in other asset categories.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds®. Founded over 15 years ago, they have now grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. I'm especially pleased to highlight the strong performance of the Schwab Small-Cap Equity Fund which ranked in the top 2% of its category for the one-year period ended October 31, 2005.[1]

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

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[1] Source: Lipper Small Cap Core Funds. For the one-year period, rankings were: Select Shares #11 and Investor Shares #12 out of 604 funds. Numbers assume reinvestment of dividends and capital gains over each time period. Lipper, Inc. rankings are based on average total returns not including sales charges.

Management's Discussion for the year ended October 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the fund covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for the Schwab Institutional Select S&P 500 Fund for the one-year period ended October 31, 2005.

With their market-tracking performance, broad diversification and lower costs, index funds can complement a portfolio of actively managed funds. For example, the Schwab 1000 Index Fund includes the stocks of the largest 1,000 publicly traded companies in the United States. This fund has delivered strong results and is a tax-efficient investment that can serve as the core stock portion of an asset allocation strategy.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. In terms of development, Schwab Funds launched seven new funds in 2005. Among the new funds is the Schwab Large-Cap Growth Fund, which commenced operations on October 3, 2005. This fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion and is actively managed by a team of investment professionals that understands how a disciplined investment strategy can help achieve competitive returns.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.

2   Schwab Institutional Select S&P 500 Fund



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the fund. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Larry Mano, vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day co-management of the fund. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Fund

Despite a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit all-time highs and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the Fed Funds Target eight consecutive times in the one-year report period. The moves had a limited impact on overall economic growth, due primarily to the record-low level of interest rates from which the increases began.

Despite concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.6%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past few months was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructure in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September. However, a quick action by the federal government to release Strategic Petroleum Reserves and soften oil demand led to a subsequent decline off that peak. While the full economic effect of the hurricanes was unknown at the end of the report period, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in the area.

Another significant event that occurred during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he has not yet been confirmed into office, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for day-to-day co-management of the equity portions of the fund. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks held up well. The S&P 500 Index[1] posted gains of 8.72% for the one-year period ending on October 31, 2005 while the Russell 2000 Index also displayed a positive return of 12.08%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 18.09% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 1.13%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we were in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 8.72% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 12.08% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.09% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 1.13% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the 12 months ended 10/31/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Institutional Select® S&P 500 Fund	**8.64%**
Benchmark	**8.72%**

Performance Details . . . . page 6

The Schwab Institutional Select S&P 500 Fund ended the one-year report period up 8.64%, closely tracking its benchmark, the S&P 500 Index, which was up 8.72%. The fund in this report is an index fund and is designed to track the performance of the S&P 500 stock market index. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses.

Most of the fund's appreciation occurred during the second and third quarter of 2005. Within this fund, the best performing sectors were Utilities and Energy. With the price of crude oil increasing during the period, energy-related stocks were the overall top performers in the fund. Specifically, Exxon Mobil Corp. and Altria Group, Inc. were among the fund's best performing stocks. On the downside, Telecommunication Services and Consumer Discretionary were the worst performing industries and detracted from overall fund returns. Companies such as Pfizer, Inc., Wal-Mart Stores, Inc., and Fannie Mae were among the worst performers.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the fund's total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Institutional Select® S&P 500 Fund

Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- **Fund** Ticker Symbol: ISLCX
- **Benchmark: S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
Pre-Liquidation (still own shares)	8.38%	7.38%	-2.22%	-2.22%	0.19%	n/a
Post-Liquidation (shares were sold)	5.94%	5.25%	-1.74%	-1.62%	0.27%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

- $10,374 **Fund**
- $10,453 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select S&P 500 Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	504
Weighted Average Market Cap ($ x 1,000,000)	$88,366
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	3%
Minimum Initial Investment[2]	$75,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.2%
❷ Exxon Mobil Corp.	3.2%
❸ Microsoft Corp.	2.2%
❹ Citigroup, Inc.	2.1%
❺ Procter & Gamble Co.	1.7%
❻ Johnson & Johnson	1.7%
❼ Bank of America Corp.	1.6%
❽ American International Group, Inc.	1.5%
❾ Pfizer, Inc.	1.4%
❿ Altria Group, Inc.	1.4%
Total	**20.0%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 20.8% Financials
- 15.0% Information Technology
- 13.0% Health Care
- 11.1% Industrials
- 10.6% Consumer Discretionary
- 9.7% Consumer Staples
- 9.3% Energy
- 3.4% Utilities
- 3.0% Telecommunication Services
- 2.9% Material
- 1.2% Other

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2005 and held through October 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05–10/31/05
Schwab Institutional Select® S&P 500 Fund				
Actual Return	0.10%	$1,000	$1,051.60	$0.52
Hypothetical 5% Return	0.10%	$1,000	$1,024.70	$0.51

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab Institutional Select® S&P 500 Fund

Financial Statements

Financial Highlights

	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	8.95	8.30	7.00	8.36	11.26
Income or loss from investment operations:					
Net investment income	0.15	0.13	0.12	0.12	0.12
Net realized and unrealized gains or losses	0.62	0.64	1.30	(1.37)	(2.91)
Total income or loss from investment operations	0.77	0.77	1.42	(1.25)	(2.79)
Less distributions:					
Dividends from net investment income	(0.15)	(0.12)	(0.12)	(0.11)	(0.11)
Total distributions	(0.15)	(0.12)	(0.12)	(0.11)	(0.11)
Net asset value at end of period	9.57	8.95	8.30	7.00	8.36
Total return (%)	8.64	9.36	20.65	(15.18)	(24.95)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.10	0.15	0.15	0.15	0.15
Gross operating expenses	0.33	0.35	0.36	0.37	0.37
Net investment income	1.82	1.56	1.65	1.38	1.14
Portfolio turnover rate	3	3	4	12	13
Net assets, end of period ($ x 1,000,000)	1,246	348	272	203	261

See financial notes.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.6% Common Stock	1,209,759	1,227,996
1.0% Short-Term Investment	12,222	12,222
0.2% U.S. Treasury Obligations	2,863	2,862
0.0% Warrants	–	8
99.8% Total Investments	1,224,844	1,243,088
3.8% Collateral Invested for Securities on Loan	47,258	47,258
(3.6)% Other Assets and Liabilities, Net		(44,221)
100.0% Total Net Assets		1,246,125

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.6% of net assets	

Automobiles & Components 0.6%

Cooper Tire & Rubber Co. 4,835	66
Dana Corp. 15,581	117
Ford Motor Co. 217,171	1,807
■ General Motors Corp. 61,643	1,689
■• Goodyear Tire & Rubber Co. 21,774	341
Harley-Davidson, Inc. 29,867	1,479
Johnson Controls, Inc. 21,642	1,473
Visteon Corp. 17,660	147
	7,119

Banks 7.2%

AmSouth Bancorp. 40,318	1,017
■❼ Bank of America Corp. 455,047	19,904
BB&T Corp. 60,697	2,570
Comerica, Inc. 19,177	1,108
Compass Bancshares, Inc. 14,612	712
Countrywide Financial Corp. 64,002	2,033
Fannie Mae 109,692	5,213
Fifth Third Bancorp 60,589	2,434
First Horizon National Corp. 13,331	516
Freddie Mac 78,275	4,802
■ Golden West Financial Corp. 28,064	1,648
■ Huntington Bancshares, Inc. 27,140	631
KeyCorp, Inc. 48,784	1,573
M&T Bank Corp. 10,548	1,135
■ Marshall & Ilsley Corp. 23,168	995
MGIC Investment Corp. 10,904	646
National City Corp. 64,578	2,081
North Fork Bancorp., Inc. 51,999	1,318
PNC Financial Services Group, Inc. 33,251	2,019
Regions Financial Corp. 50,508	1,644
Sovereign Bancorp, Inc. 39,709	856
SunTrust Banks, Inc. 39,776	2,883
Synovus Financial Corp. 35,857	985
U.S. Bancorp 204,997	6,064
Wachovia Corp. 176,615	8,923
Washington Mutual, Inc. 108,197	4,285

Security and Number of Shares	Value ($ x 1,000)
Wells Fargo & Co. 187,000	11,257
Zions Bancorp. 9,628	707
	89,959
Capital Goods 8.6%	
3M Co. 85,910	6,527
American Power Conversion Corp. 19,723	422
American Standard Cos., Inc. 20,582	783
The Boeing Co. 92,885	6,004
Caterpillar, Inc. 74,441	3,915
Cooper Industries Ltd., Class A 9,948	705
Cummins, Inc. 4,741	405
■ Danaher Corp. 29,904	1,558
Deere & Co. 26,885	1,631
Dover Corp. 23,332	910
Eaton Corp. 16,435	967
Emerson Electric Co. 47,404	3,297
Fluor Corp. 9,510	605
General Dynamics Corp. 23,190	2,697
▲① General Electric Co. 1,193,526	40,472
Goodrich Corp. 15,867	572
Honeywell International, Inc. 96,603	3,304
Illinois Tool Works, Inc. 29,477	2,498
Ingersoll-Rand Co., Class A 36,904	1,395
ITT Industries, Inc. 10,691	1,086
L-3 Communications Holdings, Inc. 13,677	1,064
Lockheed Martin Corp. 43,814	2,653
Masco Corp. 47,332	1,349
• Navistar International Corp. 6,882	189
Northrop Grumman Corp. 41,639	2,234
Paccar, Inc. 18,990	1,330
Pall Corp. 13,659	357
Parker Hannifin Corp. 13,831	867
Raytheon Co. 53,018	1,959
Rockwell Automation, Inc. 21,184	1,126
Rockwell Collins, Inc. 20,329	932
Textron, Inc. 15,334	1,105
Tyco International Ltd. 227,305	5,999
United Technologies Corp. 111,465	5,716
W.W. Grainger, Inc. 8,891	596
	107,229

Security and Number of Shares	Value ($ x 1,000)
Commercial Services & Supplies 0.9%	
• ACCO Brands Corp. 3,478	85
• Allied Waste Industries, Inc. 20,673	168
• Apollo Group, Inc., Class A 15,836	998
Avery Dennison Corp. 10,941	620
Cendant Corp. 115,206	2,007
Cintas Corp. 14,571	591
Equifax, Inc. 15,474	533
H&R Block, Inc. 36,134	898
• Monster Worldwide, Inc. 14,582	478
Pitney Bowes, Inc. 25,108	1,057
R.R. Donnelley & Sons Co. 24,705	865
Robert Half International, Inc. 19,838	732
Waste Management, Inc. 61,904	1,827
	10,859
Consumer Durables & Apparel 1.3%	
Black & Decker Corp. 10,243	841
Brunswick Corp. 10,580	403
Centex Corp. 14,018	902
• Coach, Inc. 43,976	1,415
D.R. Horton, Inc. 29,593	908
■ Eastman Kodak Co. 30,716	673
Fortune Brands, Inc. 15,600	1,185
Hasbro, Inc. 21,544	406
Jones Apparel Group, Inc. 12,655	345
KB Home 8,278	541
Leggett & Platt, Inc. 20,296	407
Lennar Corp., Class A 14,900	828
Liz Claiborne, Inc. 11,848	417
Mattel, Inc. 43,987	649
Maytag Corp. 8,365	144
Newell Rubbermaid, Inc. 32,014	736
Nike, Inc., Class B 24,742	2,080
Pulte Homes, Inc. 23,648	894
Reebok International Ltd. 5,905	337
Snap-On, Inc. 6,076	219
■ The Stanley Works 8,830	423
VF Corp. 10,675	558
Whirlpool Corp. 7,208	566
	15,877

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 8.1%	
American Express Co. 140,574	6,996
• Ameriprise Financial, Inc. 27,554	1,026
▲ The Bank of New York Co., Inc. 87,812	2,748
The Bear Stearns Cos., Inc. 12,738	1,348
Capital One Financial Corp. 32,656	2,493
▮ The Charles Schwab Corp. 120,050	1,825
CIT Group, Inc. 22,918	1,048
▲❹ Citigroup, Inc. 580,162	26,560
• E*TRADE Financial Corp. 47,197	875
Federated Investors, Inc., Class B 9,880	346
Franklin Resources, Inc. 21,364	1,888
Goldman Sachs Group, Inc. 51,265	6,478
Janus Capital Group, Inc. 23,873	419
JPMorgan Chase & Co. 397,846	14,569
Lehman Brothers Holdings, Inc. 30,146	3,608
MBNA Corp. 141,295	3,613
Mellon Financial Corp. 47,565	1,507
Merrill Lynch & Co., Inc. 104,917	6,792
Moody's Corp. 30,004	1,598
Morgan Stanley 122,486	6,664
Northern Trust Corp. 22,091	1,184
Principal Financial Group, Inc. 31,995	1,588
SLM Corp. 46,892	2,604
State Street Corp. 36,080	1,993
T. Rowe Price Group, Inc. 13,588	890
	100,660
Energy 9.3%	
Amerada Hess Corp. 9,338	1,168
Anadarko Petroleum Corp. 26,685	2,421
Apache Corp. 36,397	2,323
Baker Hughes, Inc. 38,476	2,115
BJ Services Co. 37,452	1,301
Burlington Resources, Inc. 42,926	3,100
ChevronTexaco Corp. 255,042	14,555
ConocoPhillips 155,878	10,191
Devon Energy Corp. 51,507	3,110
El Paso Corp. 72,589	861
EOG Resources, Inc. 26,646	1,806
▲❷ Exxon Mobil Corp. 714,084	40,089

Security and Number of Shares	Value ($ x 1,000)
Halliburton Co. 57,065	3,373
Kerr-McGee Corp. 13,156	1,119
Kinder Morgan, Inc. 10,477	952
Marathon Oil Corp. 41,324	2,486
Murphy Oil Corp. 18,000	843
• Nabors Industries Ltd. 17,536	1,204
• National-Oilwell Varco, Inc. 18,809	1,175
Noble Corp. 14,824	954
Occidental Petroleum Corp. 44,325	3,496
Rowan Cos., Inc. 13,021	430
▪ Schlumberger Ltd. 66,053	5,996
Sunoco, Inc. 15,610	1,163
• Transocean, Inc. 37,185	2,138
Valero Energy Corp. 34,524	3,633
• Weatherford International Ltd. 13,216	827
Williams Cos., Inc. 64,287	1,434
XTO Energy, Inc. 39,329	1,709
	115,972
Food & Staples Retailing 2.4%	
Albertson's, Inc. 39,382	989
Costco Wholesale Corp. 54,506	2,636
CVS Corp. 88,230	2,154
• Kroger Co. 82,258	1,637
Safeway, Inc. 50,409	1,172
Supervalu, Inc. 16,200	509
Sysco Corp. 68,917	2,199
▲ Wal-Mart Stores, Inc. 277,944	13,150
Walgreen Co. 111,338	5,058
	29,504
Food Beverage & Tobacco 4.9%	
▲❿ Altria Group, Inc. 235,047	17,640
Anheuser-Busch Cos., Inc. 84,602	3,491
Archer-Daniels-Midland Co. 76,572	1,866
Brown-Forman Corp., Class B 9,572	606
Campbell Soup Co. 20,442	595
The Coca-Cola Co. 244,709	10,469
Coca-Cola Enterprises, Inc. 38,204	722
ConAgra Foods, Inc. 56,401	1,312
• Constellation Brands, Inc., Class A 20,852	491

Security and Number of Shares	Value ($ x 1,000)
General Mills, Inc. 40,221	1,941
H.J. Heinz Co. 38,123	1,353
Hershey Foods Corp. 20,786	1,181
Kellogg Co. 37,678	1,664
McCormick & Co., Inc. 14,714	446
Molson Coors Brewing Co., Class B 6,288	388
The Pepsi Bottling Group, Inc. 20,642	587
PepsiCo, Inc. 189,109	11,173
■ Reynolds American, Inc. 9,148	778
Sara Lee Corp. 85,714	1,530
Tyson Foods, Inc., Class A 29,700	529
UST, Inc. 17,722	733
Wm. Wrigley Jr. Co. 19,727	1,371
	60,866

Health Care Equipment & Services 5.1%

Security and Number of Shares	Value ($ x 1,000)
Aetna, Inc. 32,756	2,901
AmerisourceBergen Corp. 12,026	917
Bausch & Lomb, Inc. 6,352	471
Baxter International, Inc. 70,264	2,686
Becton Dickinson & Co. 28,496	1,446
Biomet, Inc. 27,430	955
• Boston Scientific Corp. 64,602	1,623
C.R. Bard, Inc. 12,297	767
Cardinal Health, Inc. 48,078	3,005
• Caremark Rx, Inc. 50,760	2,660
CIGNA Corp. 14,619	1,694
• Coventry Health Care, Inc. 18,450	996
• Express Scripts, Inc. 17,097	1,289
• Fisher Scientific International, Inc. 13,124	742
Guidant Corp. 37,073	2,336
HCA, Inc. 49,548	2,388
Health Management Associates, Inc., Class A 26,389	565
• Hospira, Inc. 19,087	761
• Humana, Inc. 19,169	851
IMS Health, Inc. 24,258	564
• Laboratory Corp. of America Holdings 15,299	738
Manor Care, Inc. 7,997	298
McKesson Corp. 36,539	1,660

Security and Number of Shares	Value ($ x 1,000)
• Medco Health Solutions, Inc. 34,203	1,932
Medtronic, Inc. 137,159	7,771
• Millipore Corp. 6,299	386
• Patterson Cos., Inc. 9,630	398
PerkinElmer, Inc. 15,885	351
Quest Diagnostics 19,830	926
• St. Jude Medical, Inc. 41,368	1,989
Stryker Corp. 31,950	1,312
• Tenet Healthcare Corp. 50,180	423
• Thermo Electron Corp. 17,692	534
UnitedHealth Group, Inc. 143,051	8,281
• Waters Corp. 12,776	462
• WellPoint, Inc. 68,839	5,141
• Zimmer Holdings, Inc. 27,431	1,749
	63,968

Hotels Restaurants & Leisure 1.4%

Security and Number of Shares	Value ($ x 1,000)
Carnival Corp. 47,625	2,366
Darden Restaurants, Inc. 15,526	503
Harrah's Entertainment, Inc. 19,882	1,202
Hilton Hotels Corp. 41,358	804
International Game Technology 37,483	993
Marriott International, Inc., Class A 19,388	1,156
McDonald's Corp. 140,376	4,436
• Starbucks Corp. 84,930	2,402
Starwood Hotels & Resorts Worldwide, Inc. 23,492	1,373
Wendy's International, Inc. 12,297	574
Yum! Brands, Inc. 32,983	1,678
	17,487

Household & Personal Products 2.4%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 7,698	334
Avon Products, Inc. 51,431	1,388
Clorox Co. 16,787	909
Colgate-Palmolive Co. 56,938	3,015
Kimberly-Clark Corp. 53,483	3,040
❺ Procter & Gamble Co. 389,066	21,784
	30,470

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Insurance 4.7%	
ACE Ltd. 35,352	1,842
▲ AFLAC, Inc. 56,652	2,707
▲ The Allstate Corp. 73,900	3,901
AMBAC Financial Group, Inc. 11,620	824
❽ American International Group, Inc. 293,902	19,045
AON Corp. 36,441	1,233
Chubb Corp. 22,477	2,090
Cincinnati Financial Corp. 17,860	760
Hartford Financial Services Group, Inc. 33,784	2,694
Jefferson-Pilot Corp. 14,533	798
Lincoln National Corp. 19,875	1,006
Loews Corp. 17,246	1,603
Marsh & McLennan Cos., Inc. 58,025	1,691
MBIA, Inc. 14,779	861
▲• Metlife, Inc. 85,022	4,201
The Progressive Corp. 21,629	2,505
Prudential Financial, Inc. 57,718	4,201
Safeco Corp. 14,573	812
The St. Paul Travelers Cos., Inc. 76,062	3,425
Torchmark Corp. 12,278	649
■ UnumProvident Corp. 31,903	647
XL Capital Ltd., Class A 15,259	977
	58,472
Materials 2.9%	
Air Products & Chemicals, Inc. 24,232	1,387
Alcoa, Inc. 95,047	2,309
Allegheny Technologies, Inc. 9,728	279
Ashland, Inc. 7,400	396
Ball Corp. 12,062	475
▲ Bemis Co. 11,310	299
The Dow Chemical Co. 104,716	4,802
E.I. du Pont de Nemours & Co. 108,560	4,526
Eastman Chemical Co. 8,730	461
Ecolab, Inc. 20,857	690
Engelhard Corp. 12,655	344
Freeport-McMoran Copper & Gold, Inc., Class B 20,384	1,007

Security and Number of Shares	Value ($ x 1,000)
Georgia-Pacific Corp. 28,371	923
• Hercules, Inc. 11,769	131
International Flavors & Fragrances, Inc. 9,567	316
International Paper Co. 53,511	1,561
Louisiana-Pacific Corp. 13,578	338
MeadWestvaco Corp. 21,669	568
Monsanto Co. 30,789	1,940
Newmont Mining Corp. 48,679	2,074
■ Nucor Corp. 17,402	1,042
• Pactiv Corp. 15,714	310
Phelps Dodge Corp. 10,859	1,308
PPG Industries, Inc. 18,769	1,126
Praxair, Inc. 37,117	1,834
Rohm & Haas Co. 20,838	907
• Sealed Air Corp. 9,141	460
Sigma-Aldrich Corp. 7,582	483
Temple-Inland, Inc. 13,588	500
United States Steel Corp. 12,511	457
Vulcan Materials Co. 12,091	786
Weyerhaeuser Co. 27,520	1,743
	35,782
Media 3.4%	
■ Clear Channel Communications, Inc. 55,788	1,697
▲• Comcast Corp., Class A 248,924	6,928
■ Dow Jones & Co., Inc. 6,435	218
Gannett Co., Inc. 27,075	1,697
• Interpublic Group of Cos., Inc. 45,233	467
Knight-Ridder, Inc. 7,235	386
The McGraw-Hill Cos., Inc. 42,318	2,071
Meredith Corp. 4,693	234
■ New York Times Co., Class A 15,945	434
• News Corp, Inc., Class A 271,296	3,866
Omnicom Group, Inc. 20,061	1,664
Time Warner, Inc. 525,606	9,372
Tribune Co. 29,227	921
• Univision Communications, Inc., Class A 25,381	663
Viacom, Inc., Class B 180,065	5,577
The Walt Disney Co. 225,819	5,503
	41,698

Security and Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 7.8%	
▲ Abbott Laboratories 172,193	7,413
Allergan, Inc. 14,872	1,328
▲• Amgen, Inc. 138,623	10,502
Applied Biosystems Group — Applera Corp. 23,122	561
• Biogen Idec, Inc. 37,570	1,526
Bristol-Myers Squibb Co. 216,661	4,587
• Chiron Corp. 12,070	533
Eli Lilly & Co. 125,602	6,254
• Forest Laboratories, Inc. 37,145	1,408
• Genzyme Corp. 29,073	2,102
• Gilead Sciences, Inc. 51,175	2,418
❻ Johnson & Johnson 336,892	21,096
• King Pharmaceuticals, Inc. 29,058	448
• Medimmune, Inc. 26,512	927
Merck & Co., Inc. 248,656	7,017
Mylan Laboratories, Inc. 27,778	534
▲❾ Pfizer, Inc. 827,904	17,999
Schering-Plough Corp. 166,202	3,381
• Watson Pharmaceuticals, Inc. 12,111	419
Wyeth 151,892	6,768
	97,221
Real Estate 0.7%	
Apartment Investment & Management Co., Class A 10,023	385
Archstone-Smith Trust 23,634	959
Equity Office Properties Trust 46,071	1,419
Equity Residential 33,265	1,306
Plum Creek Timber Co., Inc. 20,218	787
ProLogis 27,195	1,169
Public Storage, Inc. 9,100	602
Simon Property Group, Inc. 20,453	1,465
Vornado Realty Trust 13,000	1,053
	9,145
Retailing 3.8%	
• Autonation, Inc. 24,240	482
• AutoZone, Inc. 5,813	470
■• Bed, Bath & Beyond, Inc. 34,163	1,384
Best Buy Co., Inc. 45,850	2,029

Security and Number of Shares	Value ($ x 1,000)
• Big Lots, Inc. 11,962	139
Circuit City Stores, Inc. 18,626	331
Dillards, Inc., Class A 5,656	117
Dollar General Corp. 32,405	630
• eBay, Inc. 131,817	5,220
Family Dollar Stores, Inc. 17,564	389
Federated Department Stores, Inc. 29,821	1,830
The Gap, Inc. 81,609	1,410
Genuine Parts Co. 20,152	894
■ Home Depot, Inc. 233,707	9,591
J.C. Penney Co., Inc. Holding Co. 28,593	1,464
• Kohl's Corp. 35,698	1,718
Limited Brands, Inc. 38,388	768
Lowe's Cos., Inc. 84,205	5,117
■ Nordstrom, Inc. 26,266	910
• Office Depot, Inc. 37,040	1,020
OfficeMax, Inc. 6,920	194
• RadioShack Corp. 14,815	328
• Sears Holdings Corp. 11,104	1,335
The Sherwin-Williams Co. 13,279	565
Staples, Inc. 82,557	1,877
Target Corp. 96,291	5,363
Tiffany & Co. 15,760	621
TJX Cos., Inc. 51,271	1,104
	47,300
Semiconductors & Semiconductor Equipment 3.0%	
• Advanced Micro Devices, Inc. 43,089	1,001
• Altera Corp. 43,312	721
Analog Devices, Inc. 41,252	1,435
Applied Materials, Inc. 182,786	2,994
• Applied Micro Circuits Corp. 29,823	73
• Broadcom Corp., Class A 31,880	1,354
• Freescale Semiconductor, Inc., Class B 43,786	1,046
Intel Corp. 690,051	16,216
KLA-Tencor Corp. 21,435	992
Linear Technology Corp. 34,439	1,144
• LSI Logic Corp. 46,905	380
Maxim Integrated Products, Inc. 35,773	1,241
• Micron Technology, Inc. 71,069	923

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
National Semiconductor Corp. 39,522	894
• Novellus Systems, Inc. 14,503	317
• Nvidia Corp. 18,485	620
• PMC — Sierra, Inc. 19,027	135
• Teradyne, Inc. 21,341	289
Texas Instruments, Inc. 182,039	5,197
Xilinx, Inc. 38,199	915
	37,887

Software & Services 5.2%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 53,360	1,721
• Affiliated Computer Services, Inc., Class A 13,570	734
Autodesk, Inc. 26,163	1,181
Automatic Data Processing, Inc. 63,561	2,966
• BMC Software, Inc. 24,239	475
• Citrix Systems, Inc. 20,216	557
Computer Associates International, Inc. 57,558	1,610
• Computer Sciences Corp. 21,233	1,088
• Compuware Corp. 46,935	380
• Convergys Corp. 14,914	242
• Electronic Arts, Inc. 33,390	1,899
Electronic Data Systems Corp. 59,201	1,380
First Data Corp. 84,833	3,432
• Fiserv, Inc. 21,665	946
• Intuit, Inc. 20,267	931
• Mercury Interactive Corp. 9,156	319
▲❸ Microsoft Corp. 1,043,397	26,815
■• Novell, Inc. 46,766	356
• Oracle Corp. 476,531	6,043
• Parametric Technology Corp. 34,886	227
Paychex, Inc. 38,701	1,500
Sabre Holdings Corp., Class A 13,600	266
Siebel Systems, Inc. 56,335	583
• Symantec Corp. 133,679	3,188
• Unisys Corp. 35,101	179
• Yahoo! Inc. 138,174	5,108
	64,126

Technology Hardware & Equipment 6.8%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 12,647	221
• Agilent Technologies, Inc. 56,000	1,793
• Andrew Corp. 17,135	182
• Apple Computer, Inc. 93,442	5,381
• Avaya, Inc. 51,675	595
• CIENA Corp. 75,816	180
• Cisco Systems, Inc. 709,702	12,384
• Comverse Technology, Inc. 23,615	593
• Corning, Inc. 169,373	3,403
• Dell, Inc. 263,564	8,402
• EMC Corp. 272,301	3,801
■• Gateway, Inc. 19,033	54
Hewlett-Packard Co. 322,807	9,051
International Business Machines Corp. 180,729	14,798
• Jabil Circuit, Inc. 19,634	586
• JDS Uniphase Corp. 179,546	377
• Lexmark International, Inc., Class A 12,586	523
■• Lucent Technologies, Inc. 505,303	1,440
Molex, Inc. 18,247	462
Motorola, Inc. 279,624	6,196
• NCR Corp. 21,708	656
■• Network Appliance, Inc. 39,858	1,090
• QLogic Corp. 9,584	289
Qualcomm, Inc. 184,652	7,342
• Sanmina — SCI Corp. 55,323	202
Scientific-Atlanta, Inc. 17,907	635
• Solectron Corp. 116,359	411
• Sun Microsystems, Inc. 370,889	1,484
Symbol Technologies, Inc. 25,521	212
Tektronix, Inc. 9,117	209
• Tellabs, Inc. 52,900	506
■• Xerox Corp. 104,402	1,417
	84,875

Telecommunication Services 3.0%

Security and Number of Shares	Value ($ x 1,000)
Alltel Corp. 42,837	2,650
AT&T Corp. 90,128	1,783

Security and Number of Shares	Value ($ x 1,000)
BellSouth Corp. 206,021	5,361
CenturyTel, Inc. 14,338	469
Citizens Communications Co. 37,138	454
• Qwest Communications International, Inc. 178,255	777
SBC Communications, Inc. 371,118	8,851
Sprint Corp. (FON Group) 329,427	7,679
Verizon Communications, Inc. 313,171	9,868
	37,892

Transportation 1.7%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 41,017	2,546
CSX Corp. 24,936	1,142
FedEx Corp. 32,939	3,028
Norfolk Southern Corp. 47,539	1,911
Ryder Systems, Inc. 6,730	267
Southwest Airlines Co. 76,364	1,223
Union Pacific Corp. 28,661	1,983
United Parcel Service, Inc., Class B 125,051	9,121
	21,221

Utilities 3.4%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 75,566	1,201
• Allegheny Energy, Inc. 19,144	541
Ameren Corp. 23,589	1,241
American Electric Power Co., Inc. 44,677	1,696
■ • Calpine Corp. 56,767	135
Centerpoint Energy, Inc. 33,944	449
Cinergy Corp. 21,683	865
• CMS Energy Corp. 26,365	393
■ Consolidated Edison, Inc. 27,438	1,248
Constellation Energy Group, Inc. 19,365	1,061
Dominion Resources, Inc. 37,649	2,864
DTE Energy Co. 19,024	822
Duke Energy Corp. 104,502	2,767
■ • Dynegy, Inc., Class A 34,677	154
Edison International 38,554	1,687
Entergy Corp. 23,573	1,667
Exelon Corp. 75,290	3,917
FirstEnergy Corp. 38,764	1,841
FPL Group, Inc. 43,585	1,877

Security and Number of Shares	Value ($ x 1,000)
KeySpan Corp. 18,499	640
Nicor, Inc. 5,711	224
NiSource, Inc. 29,263	692
Peoples Energy Corp. 4,000	149
PG&E Corp. 41,359	1,505
Pinnacle West Capital Corp. 11,724	490
PPL Corp. 43,320	1,358
Progress Energy, Inc. 27,106	1,182
Public Service Enterprise Group, Inc. 26,893	1,691
Sempra Energy 28,248	1,251
The Southern Co. 81,041	2,836
TECO Energy, Inc. 24,885	431
TXU Corp. 27,090	2,729
Xcel Energy, Inc. 43,833	803
	42,407

Warrants
0.0% of net assets

Technology Hardware & Equipment 0.0%

Security and Number of Shares	Value ($ x 1,000)
• Lucent Technologies, Inc. Expires 12/10/07 11,390	**8**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investment
1.0% of net assets

	Face Amount	Value
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	12,222	**12,222**

U.S. Treasury Obligations
0.2% of net assets

	Face Amount	Value
▲ U.S. Treasury Bills 3.35%-3.47%, 12/15/05	2,875	**2,862**

End of investments.

Security and Number of Shares	Value ($ x 1,000)

Collateral Invested for Securities on Loan

3.8% of net assets

Short-Term Investment 3.8%

Securities Lending Investments Fund	47,258,038	**47,258**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index e-mini, Long Expires 12/16/05	257	15,546	**(96)**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $46,290 of securities on loan)	$1,243,088
Collateral invested for securities on loan	47,258
Receivables:	
Fund shares sold	2,206
Interest	1
Dividends	1,108
Due from brokers for futures	83
Reimbursement from transfer agent and shareholder service agent	8
Income from securities on loan	4
Prepaid expenses	+ 16
Total assets	**1,293,772**

Liabilities

Collateral invested for securities on loan	47,258
Payables:	
Fund shares redeemed	256
Interest expense	1
Accrued expenses	+ 132
Total liabilities	**47,647**

Net Assets

Total assets	1,293,772
Total liabilities	− 47,647
Net assets	**$1,246,125**

Net Assets by Source

Capital received from investors	1,266,858
Net investment income not yet distributed	13,237
Net realized capital losses	(52,118)
Net unrealized capital gains	18,148

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,246,125		130,210		$9.57

Unless stated, all numbers x 1,000.

The fund paid $1,224,844 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$893,551
Sales/maturities	$27,257

The fund's total security transactions with other Schwab Funds® during the period were $488,507.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$1,230,896

Net unrealized gains and losses:

Gains	$124,970
Losses	+ (112,778)
	$12,192

Net undistributed earnings:

Ordinary income	$13,237
Long-term capital gains	$—

Capital losses utilized	$1,133

Unused capital losses:

Expires 10/31 of:	Loss amount
2009	$16,907
2010	27,646
2011	+ 1,609
	$46,162

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$15,654
Interest	669
Securities on loan	+ 65
Total investment income	**16,388**

Net Realized Gains and Losses

Net realized losses on investments	(3,290)
Net realized gains on futures contracts	+ 2,664
Net realized losses	**(626)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	24,636
Net unrealized losses on futures contracts	+ (309)
Net unrealized gains	**24,327**

Expenses

Investment adviser and administrator fees	1,516
Transfer agent and shareholder service fees	852
Trustees' fees	10
Custodian fees	87
Portfolio accounting fees	109
Professional fees	29
Registration fees	133
Shareholder reports	41
Interest expense	1
Other expenses	+ 24
Total expenses	2,802
Expense reduction	− 1,949
Net expenses	**853**

Increase in Net Assets from Operations

Total investment income	16,388
Net expenses	− 853
Net investment income	**15,535**
Net realized losses	(626)
Net unrealized gains	+ 24,327
Increase in net assets from operations	**$39,236**

Calculated as a percentage of average daily net assets: 0.18% of the first $1 billion and 0.15% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $1,516 from the investment adviser (CSIM) and $433 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, to 0.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $23,701.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04-10/31/05	11/1/03-10/31/04
Net investment income	$15,535	$4,771
Net realized losses	(626)	(46)
Net unrealized gains	+ 24,327	21,386
Increase in net assets from operations	**39,236**	**26,111**

Distributions Paid

Dividends from net investment income	**$6,241**	**$3,944**

Transactions in Fund Shares

	11/1/04-10/31/05		11/1/03-10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	102,956	$975,330	13,048	$114,347
Shares reinvested	537	4,985	371	3,113
Shares redeemed	+ (12,169)	(115,050)	(7,241)	(63,271)
Net transactions in fund shares	**91,324**	**$865,265**	**6,178**	**$54,189**

Shares Outstanding and Net Assets

	11/1/04-10/31/05		11/1/03-10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	38,886	$347,865	32,708	$271,509
Total increase	+ 91,324	898,260	6,178	76,356
End of period	**130,210**	**$1,246,125**	**38,886**	**$347,865**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 99% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $6,241 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:
Current period

Ordinary income	$6,241
Long-term capital gains	$—

Prior period

Ordinary income	$3,944
Long-term capital gains	$—

For current period, includes subscriptions by other Schwab Funds® as follows:

Schwab MarketTrack Portfolios:

	Shares	Value
All Equity Portfolio	21,804	$206,923
Growth Portfolio	15,500	$147,092
Balanced Portfolio	8,066	$76,546

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$40
Prior period	$15

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $13,237 and $3,943 at the end of the current period and prior period, respectively.

Percent of Fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios:

All Equity Portfolio	16.8%
Growth Portfolio	12.5%
Balanced Portfolio	6.8%

See financial notes. 21

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The fund discussed in this report is highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Index Fund
Schwab Institutional Select S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Large-Cap Growth Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees. The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation because that company is included in its index.

The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Institutional Select S&P 500 Fund	—	781	3.91

* Based on the number of days for which the borrowing is outstanding.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter**: valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that the fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

• **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of registered independent public accounting firm

To the Board of Trustees and Shareholders of:

Schwab Institutional Select S&P 500 Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statement of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Institutional Select S&P 500 Fund (one of the portfolios constituting Schwab Capital Trust, hereafter referred to as the "Fund") at October 31, 2005, the results of operations for the year then ended, the changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, CA
December 16, 2005

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Capital Trust (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, operating as of December 31 of the previous year, including the Schwab Institutional Select S&P 500 Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that

relates to fund operations and fund performance. The trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund. Following such evaluation,

the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Life Insurance Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[2] *Until 2001:* Stanford University, Special Advisor to the President. *From 1996-2001:* Stanford University, Vice President of Business Affairs, Chief Financial Officer.
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising San Francisco. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
William A. Hasler 1941	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services Enterprise, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (6/01 to 8/02); Chief Investment Officer, Fixed, American Century Companies, Inc. (1/97 to 6/01).

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab MarketTrack Portfolios®

Annual Report
October 31, 2005

Schwab MarketTrack
All Equity Portfolio™

Schwab MarketTrack
Growth Portfolio™

Schwab MarketTrack
Balanced Portfolio™

Schwab MarketTrack
Conservative Portfolio™

charles SCHWAB

*Four portfolios that combine the power of indexing
with the benefits of asset allocation.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Small-cap funds are subject to greater volatility than those in other asset categories.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have now grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. I'm especially pleased to highlight the strong performance of the Schwab Small-Cap Equity Fund which ranked in the top 2% of its category for the one-year period ended October 31, 2005.[1]

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

---

[1] Source: Lipper Small Cap Core Funds. For the one-year period, rankings were: Select Shares #11 and Investor Shares #12 out of 604 funds. Numbers assume reinvestment of dividends and capital gains over each time period. Lipper, Inc. rankings are based on average total returns not including sales charges.

Management's Discussion for the year ended October 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for the Schwab MarketTrack Portfolios for the one-year period ended October 31, 2005. The Schwab Market Track Portfolios are part of our suite of asset allocation funds and provide the performance potential of indexing with the risk management of asset allocation.

Research has shown that asset allocation can be the most important factor in determining overall portfolio performance—more important than which securities you choose or when you decide to buy and sell them. Asset allocation funds, such as the Schwab MarketTrack Portfolios, offer investors a convenient way to manage their entire portfolio in one investment. What's more, combining investment across management styles or asset classes can help balance risk while seeking to provide competitive returns.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During this report period, we added to our suite of actively managed funds with the launch of the Schwab Large-Cap Growth Fund, which commenced operations on October 3, 2005. This fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion and is actively managed by a team of investment professionals that understands how a disciplined investment strategy can help achieve competitive returns.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Larry Mano, vice president and senior portfolio manager of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for the day-to-day management of the equity portions of the funds. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.



Matthew Hastings, CFA, a vice president and senior portfolio manager, has day-to-day co-management responsibility for the funds. He joined the firm in 1999 and has worked in fixed income and asset management since 1996.

The Investment Environment and the Funds

Despite a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit all-time highs and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the Fed Funds Target eight consecutive times in the one-year report period. The moves had a limited impact on overall economic growth, due primarily to the record-low level of interest rates from which the increases began.

Despite concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.6%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past few months was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructure in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September. However, a quick action by the federal government to release Strategic Petroleum Reserves and soften oil demand led to a subsequent decline off that peak. While the full economic effect of the hurricanes was unknown at the end of the report period, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in the area.

Another significant event that occurred during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he has not yet been confirmed into office, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Source of Sector Classification: S&P and MSCI.



Steven Hung, a director and portfolio manager of the investment adviser, has day-to-day co-responsibility for the management of the funds. He joined the firm in 1998, and has worked in fixed-income asset management since 1999.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks held up well. The S&P 500 Index[1] posted gains of 8.72% for the one-year period ending on October 31, 2005 while the Russell 2000 Index also displayed a positive return of 12.08%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 18.09% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 1.13%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we were in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 8.72% **S&P 500® Index:** measures U.S. large-cap stocks
- 12.08% **Russell 2000® Index:** measures U.S. small-cap stocks
- 18.09% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 1.13% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 2.69% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results.
Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the 12 months ended 10/31/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab MarketTrack All Equity Portfolio™ **11.81%**
Benchmark **13.13%**

Performance Details . . . . *page 7*

Schwab MarketTrack Growth Portfolio™ **9.48%**
Benchmark **10.86%**

Performance Details . . . . *page 9*

Schwab MarketTrack Balanced Portfolio™ **7.41%**
Benchmark **8.08%**

Performance Details . . . . *page 11*

Schwab MarketTrack Conservative Portfolio™ **5.24%**
Benchmark **5.70%**

Performance Details . . . . *page 13*

The MarketTrack Portfolios incorporate a mix of different asset classes. Accordingly, their returns over a given period will reflect a blend of the returns of those asset classes, and will depend on their relative weightings within each portfolio. By spreading their exposure over various asset classes, the MarketTrack Portfolios are designed to provide more stable returns while seeking to reduce risk over various market cycles.

The Schwab Market Track All Equity Portfolio was up 11.81% for the period compared to a 13.13% return for its benchmark, the All Equity Composite Index. This portfolio invests in different segments of the stock market including large-cap, small-cap and international, so its performance reflects a blend of those segments' returns. Unlike the other MarketTrack Portfolios, this fund does not have a defined allocation to fixed income. For the one-year report period, the fund's allocations to international and small-cap segments helped performance as those segments' performances, as measured respectively by the MSCI EAFE and Russell 2000 Index, outperformed that of large-cap domestic equities as measured by the S&P 500.

The Schwab MarketTrack Growth Portfolio was up 9.48%, compared to a 10.86% return for its benchmark, the Growth Composite Index. The portfolio has an 80% target stock allocation that is divided amongst large-cap, small-cap, and international stocks. The 20% allocation to fixed income is designed to reduce volatility and risk over the long term. In this report period, due to strong equity markets and increased interest in emerging markets, the fund benefited from its emphasis on equities.

The Schwab MarketTrack Balanced Portfolio returned 7.41%, compared to a 8.08% return for its benchmark, the Balanced Composite Index. With a 60% target allocation to equities, the Balanced Portfolio's allocation is weighted toward stock investments, but also includes substantial bond investments in seeking to add income and reduce volatility. While

Source of Sector Classification: S&P and MSCI. All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the portfolios' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or on the redemption of portfolio shares.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

the equity segments led performance for the report period, bonds also contributed positive returns, as tracked by the Lehman Brothers U.S. Aggregate Bond Index.

The Schwab MarketTrack Conservative Portfolio was up 5.24% compared to a 5.70% return for its benchmark, the Conservative Composite. With a target allocation of 55% to bonds and 40% to stocks, this portfolio is designed to seek income with more growth potential than an all-bond portfolio. Although the bond markets did not see much of a rally this period, the portfolio benefited from its exposure to the various segments of the equity market.

Schwab MarketTrack All Equity Portfolio™

Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- **Portfolio** Ticker Symbol: SWEGX
- Benchmark: **All Equity Composite Index**
- Fund Category: **Morningstar Large-Cap Blend**



20%
15%
10%
5%
0%
-5%
11.81%
13.13%
9.53%
0.64%
1.81%
-1.41%
3.22% 3
4.63%4
2.42%3
1 Year
5 Years
3 Since Inception: 5/19/98
4 Since: 6/1/98

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and an additional index.

- $12,670 **Portfolio**
- $13,994 **All Equity Composite Index**
- $12,072 **S&P 500® Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
5/19/98
10/99
10/01
10/03
10/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The All Equity Composite Index is composed of Morningstar category averages and is calculated using the following portion allocations: 45% large-cap stocks, 25% small-cap stocks and 30% foreign stocks. Source: Morningstar, Inc.

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	4
Weighted Average Market Cap ($ x 1,000,000)	$58,588
Price/Earnings Ratio (P/E)	20.6
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	49%
Minimum Initial Investment[2]	$1,000
($500 for retirement, education and custodial accounts)	

Top Holdings[3]

Security	% of Net Assets
❶ **Schwab Institutional Select® S&P 500 Fund**	45.1%
❷ **Schwab International Index Fund®,** Select Shares®	29.8%
❸ **Schwab Small-Cap Index Fund®,** Select Shares	25.1%
Total	**100.0%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 45.1% **Large-Cap Stocks**
- 29.8% **International Stocks**
- 25.1% **Small-Cap Stocks**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Growth Portfolio™

Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- **Portfolio** Ticker Symbol: SWHGX
- Benchmark: **Growth Composite Index**
- Fund Category: **Morningstar Large-Cap Blend**



15%
10%
5%
0%
-5%
9.48%
10.86%
9.53%
1.62%
2.66%
-1.41%
7.66% [3]
9.90%[4]
7.82%[3]
1 Year
5 Years

[3] **Since Inception: 11/20/95**
[4] **Since: 12/1/95**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- $20,868 **Portfolio**
- $25,515 **Growth Composite Index**
- $23,643 **S&P 500® Index**
- $18,328 **Lehman Brothers U.S. Aggregate Bond Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
11/20/95
10/97
10/99
10/01
10/03
10/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



	Value	Blend	Growth

Market Cap: Large / Medium / Small

Statistics

Number of Holdings	517
Weighted Average Market Cap ($ x 1,000,000)	$59,922
Price/Earnings Ratio (P/E)	20.6
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate	33%
Minimum Initial Investment[2]	$1,000
($500 for retirement, education and custodial accounts)	

Top Holdings[3]

Security	% of Net Assets
❶ Schwab Institiutional Select® S&P 500 Fund	23.8%
❷ Schwab Small-Cap Index Fund®, Select Shares®	20.2%
❸ Schwab International Index Fund®, Select Shares	20.1%
❹ Schwab Total Bond Market Fund™	14.7%
❺ Schwab Value Advantage Money Fund®, Institutional Shares	4.7%
❻ General Electric Co.	0.5%
❼ Exxon Mobil Corp.	0.5%
❽ Microsoft Corp.	0.4%
❾ Citigroup, Inc.	0.4%
❿ Procter & Gamble Co.	0.3%
Total	**85.6%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 40.2% **Large-Cap Stocks**
- 20.2% **Small-Cap Stocks**
- 20.1% **International Stocks**
- 14.7% **Bonds**
- 4.8% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Balanced Portfolio™

Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio**   Ticker Symbol: SWBGX
- ■ Benchmark: **Balanced Composite Index**
- ■ Fund Category: **Morningstar Moderate Allocation**



1 Year: 7.41% / 8.08% / 7.62%
5 Years: 2.77% / 3.45% / 2.00%
Since Inception: 7.24%[3] / 8.87%[4] / 7.24%[3]

[3] **Since Inception: 11/20/95**
[4] **Since: 12/1/95**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- ■ $20,058 **Portfolio**
- ■ $23,240 **Balanced Composite Index**
- ■ $23,643 **S&P 500® Index**
- □ $18,328 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Balanced Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 30% large-cap stocks, 15% small-caps stocks, 15% foreign stocks, 35% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund™**	34.6%
❷ **Schwab Institiutional Select® S&P 500 Fund**	16.3%
❸ **Schwab Small-Cap Index Fund®,** Select Shares®	15.2%
❹ **Schwab International Index Fund®,** Select Shares	15.1%
❺ **Schwab Value Advantage Money Fund®,** Institutional Shares	4.5%
❻ **General Electric Co.**	0.5%
❼ **Exxon Mobil Corp.**	0.5%
❽ **Microsoft Corp.**	0.3%
❾ **Citigroup, Inc.**	0.3%
❿ **Procter & Gamble Co.**	0.2%
Total	**87.5%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 34.5% **Bonds**
- 30.3% **Large-Cap Stocks**
- 15.2% **Small-Cap Stocks**
- 15.1% **International Stocks**
- 4.9% **Short-Term Investments**

Statistics

Number of Holdings	516
Portfolio Turnover Rate	25%
Minimum Initial Investment[2] ($500 for retirement, education and custodial accounts)	$1,000

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab MarketTrack Conservative Portfolio™

Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio** Ticker Symbol: SWCGX
■ Benchmark: **Conservative Composite Index**
■ Fund Category: **Morningstar Conservative Allocation**



	1 Year	5 Years	
Portfolio	5.24%	3.80%	6.67%[3]
Conservative Composite Index	5.70%	4.26%	7.68%[4]
Morningstar Conservative Allocation	3.78%	3.23%	6.33%[3]

[3] **Since Inception: 11/20/95**
[4] **Since: 12/1/95**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $19,027 **Portfolio**
■ $20,847 **Conservative Composite Index**
■ $23,643 **S&P 500® Index**
□ $18,328 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Conservative Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 20% large-cap stocks, 10% small-cap stocks, 10% foreign stocks, 55% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**™	54.7%
❷ **Schwab S&P 500 Index Fund,** Select Shares	14.6%
❸ **Schwab International Index Fund**®, Select Shares®	10.1%
❹ **Schwab Small-Cap Index Fund**®, Select Shares	10.1%
❺ **Schwab Value Advantage Money Fund**®, Institutional Shares	4.3%
❻ **General Electric Co.**	0.2%
❼ **Exxon Mobil Corp.**	0.2%
❽ **Microsoft Corp.**	0.1%
❾ **Citigroup, Inc.**	0.1%
❿ **Procter & Gamble Co.**	0.1%
Total	**94.5%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 54.8% **Bonds**
- 20.3% **Large-Cap Stocks**
- 10.1% **International Stocks**
- 10.1% **Small-Cap Stocks**
- 4.7% **Short-Term Investments**

Statistics

Number of Holdings	516
Portfolio Turnover Rate	9%
Minimum Initial Investment[2]	$1,000
($500 for retirement, education and custodial accounts)	

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2005 and held through October 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05 –10/31/05
Schwab MarketTrack All Equity Portfolio™				
Actual Return	0.50%	$1,000	$1,077.40	$2.62
Hypothetical 5% Return	0.50%	$1,000	$1,022.68	$2.55
Schwab MarketTrack Growth Portfolio™				
Actual Return	0.50%	$1,000	$1,061.20	$2.60
Hypothetical 5% Return	0.50%	$1,000	$1,022.68	$2.55
Schwab MarketTrack Balanced Portfolio™				
Actual Return	0.50%	$1,000	$1,046.00	$2.58
Hypothetical 5% Return	0.50%	$1,000	$1,022.68	$2.55
Schwab MarketTrack Conservative Portfolio™				
Actual Return	0.50%	$1,000	$1,030.30	$2.56
Hypothetical 5% Return	0.50%	$1,000	$1,022.68	$2.55

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights; does not include expenses of underlying funds in which the portfolios invest.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab MarketTrack All Equity Portfolio™

Financial Statements

Financial Highlights

	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	10.44	9.43	7.60	9.06	12.06
Income or loss from investment operations:					
Net investment income	0.12	0.08	0.09	0.05	0.22
Net realized and unrealized gains or losses	1.11	1.02	1.85	(1.32)	(2.99)
Total income or loss from investment operations	1.23	1.10	1.94	(1.27)	(2.77)
Less distributions:					
Dividends from net investment income	(0.12)	(0.09)	(0.09)	(0.05)	(0.22)
Distributions from net realized gains	–	–	(0.02)	(0.14)	(0.01)
Total distributions	(0.12)	(0.09)	(0.11)	(0.19)	(0.23)
Net asset value at end of period	11.55	10.44	9.43	7.60	9.06
Total return (%)	11.81	11.75	25.77	(14.40)	(23.27)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.75	0.76	0.76	0.77	0.77
Net investment income	1.07	0.83	1.10	0.58	1.93
Portfolio turnover rate	49	7	10	15	5
Net assets, end of period ($ x 1,000,000)	463	450	427	353	405

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's port-folio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain charac-teristics of the securities. With the top holdings, the number in the circle is the security's rank among the top holdings.

❶ Top holding

❚ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.0% **Other Investment Companies**	415,633	462,941
0.0% **Short-Term Investment**	160	160
100.0% **Total Investments**	**415,793**	**463,101**
0.0% **Other Assets and Liabilities, Net**		(221)
100.0% **Total Net Assets**		**462,880**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 100.0% of net assets	
❚❶ Schwab Institutional Select S&P 500 Fund 21,825,334	208,868
❚❷ Schwab International Index Fund, Select Shares 8,076,326	138,024
❚❸ Schwab Small-Cap Index Fund, Select Shares 5,190,003	116,049
	462,941

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.00% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	160	**160**

End of investments.

Statement of
Assets and Liabilities
As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$462,941
Investments, at value	160
Receivables:	
Fund shares sold	231
Prepaid expenses	+ 10
Total assets	**463,342**

Liabilities

Payables:	
Fund shares redeemed	377
Interest expense	1
Investment adviser and administrator fees	7
Transfer agent and shareholder service fees	9
Accrued expenses	+ 68
Total liabilities	**462**

Net Assets

Total assets	463,342
Total liabilities	− 462
Net assets	**$462,880**

Net Assets by Source

Capital received from investors	455,632
Distributions in excess of net investment income	(1,913)
Net realized capital losses	(38,147)
Net unrealized capital gains	47,308

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$462,880		40,064		$11.55

Unless stated, all numbers x 1,000.

The fund paid $415,793 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$227,694
Sales/maturities	$261,622

The fund's total security transactions (including the in-kind redemptions) with other Schwab Funds® during the period were $413,846.

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Equity Index Funds	
Small-Cap Index Fund	7.2%
International Index Fund	10.1%
Schwab Institutional Select Funds	
Institutional Select S&P 500 Fund	16.8%

These derive from investments and futures

Federal Tax Data

Portfolio Cost	$428,337
Net unrealized gains and losses:	
Gains	$46,180
Losses	+ (11,416)
	$34,764
Reclassifications:	
Net investment income not yet distributed	$3
Reclassified as:	
Capital received from investors	($3)
As of December 31, 2004:	
Net undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$–
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2010	$11,058
2011	13,010
2012	+ 6,944
	$31,012

 See financial notes.

Statement of

Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$7,347
Interest	+	50
Total investment income		**7,397**

Net Realized Gains and Losses

Net realized gains on sales of affiliated underlying funds		5
Net realized losses on futures contracts	+	(109)
Net realized losses		**(104)**

Includes losses of $2,512 associated with redemption-in-kind from the Schwab S&P 500 Index Fund.

Net Unrealized Gains and Losses

Net unrealized gains on affiliated underlying funds		47,634
Net unrealized losses on futures contracts	+	(6)
Net unrealized gains		**47,628**

Expenses

Investment adviser and administrator fees		2,072
Transfer agent and shareholder service fees		1,177
Trustees' fees		8
Custodian fees		29
Portfolio accounting fees		61
Professional fees		31
Registration fees		26
Shareholder reports		94
Interest expense		1
Other expenses	+	40
Total expenses		3,539
Expense reduction	−	1,183
Net expenses		**2,356**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		7,397
Net expenses	−	2,356
Net investment income		**5,041**
Net realized losses		(104)
Net unrealized gains	+	47,628
Increase in net assets from operations		**$52,565**

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the net operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $47,524.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$5,041	$3,780
Net realized losses	(104)	(5,316)
Net unrealized gains	+ 47,628	50,766
Increase in net assets from operations	**52,565**	**49,230**

Distributions Paid

	11/1/04–10/31/05	11/1/03–10/31/04
Dividends from net investment income	**$5,060**	**$4,156**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,741	$64,017	6,823	$68,910
Shares reinvested	437	4,835	409	4,002
Shares redeemed	+ (9,253)	(103,675)	(9,423)	(95,049)
Net transactions in fund shares	**(3,075)**	**($34,823)**	**(2,191)**	**($22,137)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	43,139	$450,198	45,330	$427,261
Total increase or decrease	+ (3,075)	12,682	(2,191)	22,937
End of period	**40,064**	**$462,880**	**43,139**	**$450,198**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $5,060 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:
Current period
Ordinary income	$5,060
Long-term capital gains	$–

Prior period
Ordinary income	$4,156
Long-term capital gains	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.
Current period $8
Dollar amounts are net of the redemption fee proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $1,913 and $1,897 at the end of the current period and the prior period, respectively.

Schwab MarketTrack Growth Portfolio™

Financial Statements

Financial Highlights

	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	15.57	14.36	12.05	13.88	17.22
Income or loss from investment operations:					
Net investment income	0.27	0.21	0.18	0.19	0.41
Net realized and unrealized gains or losses	1.20	1.21	2.33	(1.62)	(3.22)
Total income or loss from investment operations	1.47	1.42	2.51	(1.43)	(2.81)
Less distributions:					
Dividends from net investment income	(0.23)	(0.21)	(0.20)	(0.24)	(0.44)
Distributions from net realized gains	–	–	–	(0.16)	(0.09)
Total distributions	(0.23)	(0.21)	(0.20)	(0.40)	(0.53)
Net asset value at end of period	16.81	15.57	14.36	12.05	13.88
Total return (%)	9.48	9.94	21.18	(10.78)	(16.71)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.72	0.73	0.74	0.75	0.74
Net investment income	1.58	1.35	1.48	1.35	2.58
Portfolio turnover rate	33	9	9	21	10
Net assets, end of period ($ x 1,000,000)	657	614	578	510	511

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
83.6% Other Investment Companies	472,573	549,011
16.4% Common Stock	70,027	107,856
0.0% Short-Term Investment	172	172
100.0% Total Investments	542,772	657,039
0.0% Other Assets and Liabilities, Net		82
100.0% Total Net Assets		657,121

Security and Number of Shares	Value ($ x 1,000)

Common Stock 16.4% of net assets

Automobiles & Components 0.1%

Cooper Tire & Rubber Co. 700	9
Dana Corp. 1,578	12
Ford Motor Co. 18,103	151
General Motors Corp. 5,425	149

Security and Number of Shares	Value ($ x 1,000)
• Goodyear Tire & Rubber Co. 1,600	25
Harley-Davidson, Inc. 3,000	149
Johnson Controls, Inc. 1,800	122
Visteon Corp. 1,558	13
	630

Banks 1.2%

AmSouth Bancorp. 3,300	83
Bank of America Corp. 39,824	1,742
BB&T Corp. 5,300	224
Comerica, Inc. 1,700	98
Compass Bancshares, Inc. 1,200	58
Countrywide Financial Corp. 5,298	168
Fannie Mae 9,400	447
Fifth Third Bancorp 5,369	216
First Horizon National Corp. 1,200	46
Freddie Mac 6,600	405
Golden West Financial Corp. 2,800	164
Huntington Bancshares, Inc. 2,262	53
KeyCorp, Inc. 4,400	142
M&T Bank Corp. 998	107
Marshall & Ilsley Corp. 2,056	88
MGIC Investment Corp. 900	53
National City Corp. 6,100	197
North Fork Bancorp., Inc. 4,500	114
PNC Financial Services Group, Inc. 2,800	170
Regions Financial Corp. 4,542	148
Sovereign Bancorp, Inc. 3,700	80
SunTrust Banks, Inc. 3,500	254
Synovus Financial Corp. 2,750	76
U.S. Bancorp 17,972	532
Wachovia Corp. 15,610	789
Washington Mutual, Inc. 9,843	390
Wells Fargo & Co. 16,615	1,000
Zions Bancorp. 900	66
	7,910

Capital Goods 1.4%

3M Co. 7,600	578
American Power Conversion Corp. 1,725	37
American Standard Cos., Inc. 2,100	80
The Boeing Co. 8,078	522
Caterpillar, Inc. 6,600	347

Security and Number of Shares	Value ($ x 1,000)
Cooper Industries Ltd., Class A 900	64
Crane Co. 300	9
Cummins, Inc. 400	34
Danaher Corp. 2,800	146
Deere & Co. 2,300	140
Dover Corp. 2,000	78
Eaton Corp. 1,400	82
Emerson Electric Co. 4,000	278
Fluor Corp. 800	51
General Dynamics Corp. 2,000	233
❻ General Electric Co. 105,200	3,567
Goodrich Corp. 1,100	40
Honeywell International, Inc. 8,437	289
Illinois Tool Works, Inc. 2,100	178
Ingersoll-Rand Co., Class A 3,300	125
ITT Industries, Inc. 900	91
L-3 Communications Holdings, Inc. 1,100	86
Lockheed Martin Corp. 3,900	236
Masco Corp. 4,500	128
• Navistar International Corp. 700	19
Northrop Grumman Corp. 3,592	193
Paccar, Inc. 1,575	110
Pall Corp. 1,000	26
Parker Hannifin Corp. 1,150	72
• Power-One, Inc. 400	2
Raytheon Co. 4,500	166
Rockwell Automation, Inc. 1,900	101
Rockwell Collins, Inc. 1,900	87
Textron, Inc. 1,500	108
• Thomas & Betts Corp. 281	11
Tyco International Ltd. 19,803	523
United Technologies Corp. 10,000	513
W.W. Grainger, Inc. 900	60
	9,410

Commercial Services & Supplies 0.2%

Security and Number of Shares	Value ($ x 1,000)
• ACCO Brands Corp. 329	8
• Allied Waste Industries, Inc. 3,100	25
• Apollo Group, Inc., Class A 1,700	107
Avery Dennison Corp. 1,200	68
Cendant Corp. 10,332	180
Cintas Corp. 1,638	67
Deluxe Corp. 700	23

Security and Number of Shares	Value ($ x 1,000)
Equifax, Inc. 1,200	41
H&R Block, Inc. 3,400	85
• Monster Worldwide, Inc. 954	31
• PHH Corp. 476	13
Pitney Bowes, Inc. 2,300	97
R.R. Donnelley & Sons Co. 2,100	74
Robert Half International, Inc. 1,700	63
Waste Management, Inc. 5,517	163
	1,045

Consumer Durables & Apparel 0.2%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 900	74
Brunswick Corp. 900	34
Centex Corp. 1,200	77
• Coach, Inc. 3,600	116
D.R. Horton, Inc. 2,660	82
Eastman Kodak Co. 3,100	68
Fortune Brands, Inc. 1,400	106
Hasbro, Inc. 1,650	31
Jones Apparel Group, Inc. 1,200	33
KB Home 800	52
Leggett & Platt, Inc. 2,000	40
Lennar Corp., Class A 1,300	72
Liz Claiborne, Inc. 1,200	42
Mattel, Inc. 4,150	61
Maytag Corp. 900	15
Newell Rubbermaid, Inc. 2,745	63
Nike, Inc., Class B 2,300	193
Pulte Homes, Inc. 2,400	91
Reebok International Ltd. 500	29
Snap-On, Inc. 600	22
The Stanley Works 600	29
VF Corp. 1,200	63
Whirlpool Corp. 800	63
	1,456

Diversified Financials 1.4%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 12,300	612
• Ameriprise Financial, Inc. 2,300	86
The Bank of New York Co., Inc. 7,300	228
The Bear Stearns Cos., Inc. 1,082	114
Capital One Financial Corp. 2,900	221
▮ The Charles Schwab Corp. 11,242	171

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
CIT Group, Inc. 2,000	91
❾ Citigroup, Inc. 51,292	2,348
• E*TRADE Financial Corp. 3,500	65
Federated Investors, Inc., Class B 1,100	39
Franklin Resources, Inc. 1,500	133
Goldman Sachs Group, Inc. 4,379	553
Janus Capital Group, Inc. 2,200	39
JPMorgan Chase & Co. 34,915	1,279
Lehman Brothers Holdings, Inc. 2,600	311
MBNA Corp. 12,550	321
Mellon Financial Corp. 4,100	130
Merrill Lynch & Co., Inc. 9,400	609
Moody's Corp. 3,000	160
Morgan Stanley 10,900	593
Northern Trust Corp. 2,200	118
Principal Financial Group, Inc. 3,065	152
SLM Corp. 4,110	228
State Street Corp. 3,300	182
T. Rowe Price Group, Inc. 1,200	79
	8,862

Energy 1.5%

Security and Number of Shares	Value ($ x 1,000)
Amerada Hess Corp. 840	105
Anadarko Petroleum Corp. 2,418	219
Apache Corp. 3,308	211
Baker Hughes, Inc. 3,360	185
BJ Services Co. 3,000	104
Burlington Resources, Inc. 3,810	275
ChevronTexaco Corp. 22,235	1,269
ConocoPhillips 13,692	895
Devon Energy Corp. 4,600	278
El Paso Corp. 6,306	75
EOG Resources, Inc. 2,256	153
❼ Exxon Mobil Corp. 62,398	3,503
Halliburton Co. 4,958	293
Kerr-McGee Corp. 1,041	89
Kinder Morgan, Inc. 1,107	101
Marathon Oil Corp. 3,589	216
Murphy Oil Corp. 1,600	75
• Nabors Industries Ltd. 1,400	96
• National-Oilwell Varco, Inc. 1,600	100
Noble Corp. 1,300	84
Occidental Petroleum Corp. 3,900	308

Security and Number of Shares	Value ($ x 1,000)
Rowan Cos., Inc. 1,100	36
Schlumberger Ltd. 5,700	517
Sunoco, Inc. 1,400	104
• Transocean, Inc. 2,945	169
Valero Energy Corp. 3,000	316
• Weatherford International Ltd. 1,360	85
Williams Cos., Inc. 5,000	111
XTO Energy, Inc. 3,333	145
	10,117

Food & Staples Retailing 0.4%

Security and Number of Shares	Value ($ x 1,000)
Albertson's, Inc. 3,538	89
Costco Wholesale Corp. 4,400	213
CVS Corp. 7,800	190
• Kroger Co. 7,200	143
Safeway, Inc. 4,200	98
Supervalu, Inc. 1,400	44
Sysco Corp. 6,200	198
Wal-Mart Stores, Inc. 24,800	1,173
Walgreen Co. 9,900	450
• Winn-Dixie Stores, Inc. 1,500	1
	2,599

Food Beverage & Tobacco 0.8%

Security and Number of Shares	Value ($ x 1,000)
Altria Group, Inc. 20,300	1,524
Anheuser-Busch Cos., Inc. 7,800	322
Archer-Daniels-Midland Co. 6,532	159
Brown-Forman Corp., Class B 904	57
Campbell Soup Co. 1,800	52
The Coca-Cola Co. 20,600	881
Coca-Cola Enterprises, Inc. 4,000	76
ConAgra Foods, Inc. 4,900	114
• Constellation Brands, Inc., Class A 1,920	45
General Mills, Inc. 3,576	173
H.J. Heinz Co. 3,400	121
Hershey Foods Corp. 2,400	136
Kellogg Co. 2,500	110
McCormick & Co., Inc. 1,400	42
Molson Coors Brewing Co., Class B 800	49
The Pepsi Bottling Group, Inc. 1,932	55
PepsiCo, Inc. 16,460	973
Reynolds American, Inc. 1,142	97
Sara Lee Corp. 7,600	136

Security and Number of Shares	Value ($ x 1,000)
Tyson Foods, Inc., Class A 2,500	45
UST, Inc. 1,600	66
Wm. Wrigley Jr. Co. 1,900	132
	5,365

Health Care Equipment & Services 0.8%

Security and Number of Shares	Value ($ x 1,000)
Aetna, Inc. 2,848	252
AmerisourceBergen Corp. 1,000	76
Bausch & Lomb, Inc. 600	45
Baxter International, Inc. 6,100	233
Becton Dickinson & Co. 2,600	132
Biomet, Inc. 2,475	86
•Boston Scientific Corp. 5,848	147
C.R. Bard, Inc. 1,000	62
Cardinal Health, Inc. 4,100	256
•Caremark Rx, Inc. 4,470	234
CIGNA Corp. 1,400	162
•Coventry Health Care, Inc. 1,650	89
•Express Scripts, Inc. 1,600	121
•Fisher Scientific International, Inc. 1,115	63
Guidant Corp. 3,000	189
HCA, Inc. 4,000	193
Health Management Associates, Inc., Class A 2,400	51
•Hospira, Inc. 1,530	61
•Humana, Inc. 1,400	62
IMS Health, Inc. 2,300	53
•Laboratory Corp. of America Holdings 1,300	63
Manor Care, Inc. 1,100	41
McKesson Corp. 2,654	121
•Medco Health Solutions, Inc. 2,641	149
Medtronic, Inc. 11,800	669
•Millipore Corp. 400	25
•Patterson Cos., Inc. 1,300	54
PerkinElmer, Inc. 1,000	22
Quest Diagnostics 1,802	84
•St. Jude Medical, Inc. 3,500	168
Stryker Corp. 2,884	119
•Tenet Healthcare Corp. 4,650	39
•Thermo Electron Corp. 1,300	39
UnitedHealth Group, Inc. 12,600	729
•Waters Corp. 1,300	47

Security and Number of Shares	Value ($ x 1,000)
•WellPoint, Inc. 5,902	441
•Zimmer Holdings, Inc. 2,300	147
	5,524

Hotels Restaurants & Leisure 0.2%

Security and Number of Shares	Value ($ x 1,000)
Carnival Corp. 4,300	213
Darden Restaurants, Inc. 1,800	58
Harrah's Entertainment, Inc. 1,780	108
Hilton Hotels Corp. 3,600	70
International Game Technology 3,400	90
Marriott International, Inc., Class A 1,950	116
McDonald's Corp. 12,400	392
•Starbucks Corp. 7,920	224
Starwood Hotels & Resorts Worldwide, Inc. 1,900	111
Wendy's International, Inc. 1,000	47
Yum! Brands, Inc. 3,120	159
	1,588

Household & Personal Products 0.4%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 900	39
Avon Products, Inc. 4,800	129
Clorox Co. 1,500	81
Colgate-Palmolive Co. 5,300	281
Kimberly-Clark Corp. 4,960	282
⑩ Procter & Gamble Co. 33,717	1,888
	2,700

Insurance 0.8%

Security and Number of Shares	Value ($ x 1,000)
ACE Ltd. 2,500	130
AFLAC, Inc. 5,200	248
The Allstate Corp. 6,700	354
AMBAC Financial Group, Inc. 1,015	72
American International Group, Inc. 25,551	1,656
AON Corp. 2,625	89
Chubb Corp. 1,900	177
Cincinnati Financial Corp. 1,984	84
Hartford Financial Services Group, Inc. 2,900	231
Jefferson-Pilot Corp. 1,412	77
Lincoln National Corp. 1,900	96
Loews Corp. 1,600	149
Marsh & McLennan Cos., Inc. 5,200	152
MBIA, Inc. 1,350	79

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Metlife, Inc. 7,310	361
The Progressive Corp. 2,100	243
Prudential Financial, Inc. 5,200	379
Safeco Corp. 1,100	61
The St. Paul Travelers Cos., Inc. 6,453	291
Torchmark Corp. 1,100	58
UnumProvident Corp. 2,349	48
XL Capital Ltd., Class A 1,300	83
	5,118

Materials 0.5%

Air Products & Chemicals, Inc. 2,300	132
Alcoa, Inc. 8,472	206
Allegheny Technologies, Inc. 735	21
Ashland, Inc. 800	43
Ball Corp. 800	32
Bemis Co. 1,000	26
Chemtura Corp. 1,333	14
The Dow Chemical Co. 9,394	431
E.I. du Pont de Nemours & Co. 9,592	400
Eastman Chemical Co. 800	42
Ecolab, Inc. 2,200	73
Engelhard Corp. 1,300	35
Freeport-McMoran Copper & Gold, Inc., Class B 1,700	84
Georgia-Pacific Corp. 2,228	72
• Hercules, Inc. 900	10
International Flavors & Fragrances, Inc. 1,100	36
International Paper Co. 4,846	141
Louisiana-Pacific Corp. 600	15
MeadWestvaco Corp. 1,970	52
Monsanto Co. 2,493	157
Neenah Paper, Inc. 150	4
Newmont Mining Corp. 4,201	179
Nucor Corp. 1,800	108
• Pactiv Corp. 1,500	30
Phelps Dodge Corp. 910	110
PPG Industries, Inc. 1,700	102
Praxair, Inc. 3,200	158
Rohm & Haas Co. 2,205	96
• Sealed Air Corp. 882	44
Sigma-Aldrich Corp. 600	38

Security and Number of Shares	Value ($ x 1,000)
Temple-Inland, Inc. 1,200	44
United States Steel Corp. 900	33
Vulcan Materials Co. 800	52
Weyerhaeuser Co. 2,300	146
Worthington Industries, Inc. 900	18
	3,184

Media 0.6%

Clear Channel Communications, Inc. 5,217	159
• Comcast Corp., Class A 21,843	608
Dow Jones & Co., Inc. 800	27
Gannett Co., Inc. 2,500	157
• Interpublic Group of Cos., Inc. 3,700	38
Knight-Ridder, Inc. 900	48
The McGraw-Hill Cos., Inc. 3,800	186
Meredith Corp. 500	25
New York Times Co., Class A 1,400	38
• News Corp, Inc., Class A 24,300	346
Omnicom Group, Inc. 1,800	149
Time Warner, Inc. 45,150	805
Tribune Co. 3,100	98
• Univision Communications, Inc., Class A 3,104	81
Viacom, Inc., Class B 15,811	490
The Walt Disney Co. 20,119	490
	3,745

Pharmaceuticals & Biotechnology 1.3%

Abbott Laboratories 15,300	659
Allergan, Inc. 1,300	116
• Amgen, Inc. 12,138	920
Applied Biosystems Group — Applera Corp. 2,000	48
• Biogen Idec, Inc. 3,125	127
Bristol-Myers Squibb Co. 19,000	402
• Chiron Corp. 1,800	79
Eli Lilly & Co. 10,900	543
• Forest Laboratories, Inc. 3,400	129
• Genzyme Corp. 2,400	173
• Gilead Sciences, Inc. 4,300	203
Johnson & Johnson 29,254	1,832
• King Pharmaceuticals, Inc. 2,133	33
• Medimmune, Inc. 2,400	84

Security and Number of Shares	Value ($ x 1,000)
Merck & Co., Inc. 21,600	610
Mylan Laboratories, Inc. 2,600	50
Pfizer, Inc. 73,476	1,597
Schering-Plough Corp. 14,100	287
• Watson Pharmaceuticals, Inc. 1,000	35
Wyeth 13,100	584
	8,511

Real Estate 0.1%

Apartment Investment & Management Co., Class A 900	35
Archstone-Smith Trust 1,900	77
Equity Office Properties Trust 3,900	120
Equity Residential 2,600	102
Plum Creek Timber Co., Inc. 1,700	66
ProLogis 1,700	73
Public Storage, Inc. 800	53
Simon Property Group, Inc. 2,200	158
Vornado Realty Trust 1,200	97
	781

Retailing 0.7%

• Autonation, Inc. 2,190	44
• AutoZone, Inc. 800	65
• Bed, Bath & Beyond, Inc. 2,800	113
Best Buy Co., Inc. 4,505	199
• Big Lots, Inc. 1,100	13
Circuit City Stores, Inc. 2,000	36
Dillards, Inc., Class A 500	10
Dollar General Corp. 3,303	64
• eBay, Inc. 11,036	437
Family Dollar Stores, Inc. 1,700	38
Federated Department Stores, Inc. 2,572	158
The Gap, Inc. 7,200	124
Genuine Parts Co. 1,800	80
Home Depot, Inc. 21,040	863
J.C. Penney Co., Inc. Holding Co. 2,800	143
• Kohl's Corp. 3,200	154
Limited Brands, Inc. 3,738	75
Lowe's Cos., Inc. 7,600	462
Nordstrom, Inc. 2,600	90
• Office Depot, Inc. 3,300	91
OfficeMax, Inc. 700	20

Security and Number of Shares	Value ($ x 1,000)
• RadioShack Corp. 1,900	42
• Sears Holdings Corp. 1,000	120
The Sherwin-Williams Co. 1,200	51
Staples, Inc. 7,125	162
Target Corp. 8,800	490
Tiffany & Co. 1,400	55
TJX Cos., Inc. 5,200	112
	4,311

Semiconductors & Semiconductor Equipment 0.5%

• Advanced Micro Devices, Inc. 3,840	89
• Altera Corp. 3,680	61
Analog Devices, Inc. 3,400	118
Applied Materials, Inc. 16,200	265
• Applied Micro Circuits Corp. 2,862	7
• Broadcom Corp., Class A 2,900	123
• Freescale Semiconductor, Inc., Class B 3,898	93
Intel Corp. 60,530	1,423
KLA-Tencor Corp. 1,800	83
Linear Technology Corp. 3,000	100
• LSI Logic Corp. 3,000	24
Maxim Integrated Products, Inc. 3,100	108
• Micron Technology, Inc. 5,400	70
National Semiconductor Corp. 3,400	77
• Novellus Systems, Inc. 1,325	29
• Nvidia Corp. 1,400	47
• PMC — Sierra, Inc. 1,600	11
• Teradyne, Inc. 1,700	23
Texas Instruments, Inc. 16,800	480
Xilinx, Inc. 3,200	77
	3,308

Software & Services 0.9%

Adobe Systems, Inc. 4,800	155
• Affiliated Computer Services, Inc., Class A 1,271	69
Autodesk, Inc. 2,400	108
Automatic Data Processing, Inc. 5,700	266
• BMC Software, Inc. 2,400	47
• Citrix Systems, Inc. 1,800	50
Computer Associates International, Inc. 5,625	157

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Computer Sciences Corp. 1,680	86
• Compuware Corp. 3,600	29
• Convergys Corp. 1,354	22
• Electronic Arts, Inc. 2,866	163
Electronic Data Systems Corp. 4,600	107
First Data Corp. 7,888	319
• Fiserv, Inc. 1,800	79
• Intuit, Inc. 1,972	91
• Mercury Interactive Corp. 800	28
❽ Microsoft Corp. 91,420	2,349
• Novell, Inc. 3,200	24
• Oracle Corp. 37,448	475
• Parametric Technology Corp. 2,700	18
Paychex, Inc. 3,600	139
Sabre Holdings Corp., Class A 1,283	25
Siebel Systems, Inc. 4,300	44
• Symantec Corp. 11,721	280
• Unisys Corp. 3,100	16
• Yahoo! Inc. 12,600	466
	5,612

Technology Hardware & Equipment 1.1%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 857	15
• Agilent Technologies, Inc. 4,437	142
• Andrew Corp. 1,550	16
• Apple Computer, Inc. 8,000	461
• Avaya, Inc. 4,132	48
• CIENA Corp. 3,200	8
• Cisco Systems, Inc. 63,500	1,108
• Comverse Technology, Inc. 1,900	48
• Corning, Inc. 13,900	279
• Dell, Inc. 23,740	757
• EMC Corp. 23,186	324
• Gateway, Inc. 3,100	9
Hewlett-Packard Co. 28,403	796
International Business Machines Corp. 15,820	1,295
• Jabil Circuit, Inc. 1,998	60
• JDS Uniphase Corp. 12,589	26
• Lexmark International, Inc., Class A 1,300	54
• Lucent Technologies, Inc. 40,092	114
Molex, Inc. 1,875	47
Motorola, Inc. 24,131	535

Security and Number of Shares	Value ($ x 1,000)
• NCR Corp. 2,000	60
• Network Appliance, Inc. 3,400	93
• QLogic Corp. 869	26
Qualcomm, Inc. 16,200	644
• Sanmina – SCI Corp. 5,000	18
Scientific-Atlanta, Inc. 1,600	57
• Solectron Corp. 7,900	28
• Sun Microsystems, Inc. 30,800	123
Symbol Technologies, Inc. 2,031	17
Tektronix, Inc. 900	21
• Tellabs, Inc. 4,000	38
• Xerox Corp. 9,400	128
	7,395

Telecommunication Services 0.5%

Security and Number of Shares	Value ($ x 1,000)
Alltel Corp. 3,730	231
AT&T Corp. 7,358	146
BellSouth Corp. 17,800	463
CenturyTel, Inc. 1,350	44
Citizens Communications Co. 2,576	31
• Qwest Communications International, Inc. 15,773	69
SBC Communications, Inc. 32,336	771
Sprint Corp. (FON Group) 28,569	666
Verizon Communications, Inc. 27,258	859
	3,280

Transportation 0.3%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 3,800	236
CSX Corp. 2,200	101
• Delta Air Lines, Inc. 1,300	1
FedEx Corp. 2,920	268
Norfolk Southern Corp. 3,600	144
Ryder Systems, Inc. 400	16
Southwest Airlines Co. 7,480	120
Union Pacific Corp. 2,500	173
United Parcel Service, Inc., Class B 10,818	789
	1,848

Utilities 0.5%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 6,000	95
• Allegheny Energy, Inc. 1,070	30
Ameren Corp. 1,800	95

Security and Number of Shares	Value ($ x 1,000)
American Electric Power Co., Inc. 3,860	147
• Calpine Corp. 2,700	6
Centerpoint Energy, Inc. 2,949	39
Cinergy Corp. 1,600	64
• CMS Energy Corp. 1,000	15
Consolidated Edison, Inc. 2,100	96
Constellation Energy Group, Inc. 1,700	93
Dominion Resources, Inc. 3,378	257
DTE Energy Co. 1,700	73
Duke Energy Corp. 8,852	234
• Dynegy, Inc., Class A 3,100	14
Edison International 3,200	140
Entergy Corp. 2,100	148
Exelon Corp. 6,524	339
FirstEnergy Corp. 3,195	152
FPL Group, Inc. 3,800	164
KeySpan Corp. 1,300	45
Nicor, Inc. 500	20
NiSource, Inc. 2,646	63
Peoples Energy Corp. 200	7
PG&E Corp. 4,000	146
Pinnacle West Capital Corp. 800	33
PPL Corp. 3,600	113
Progress Energy, Inc. 2,475	108
Public Service Enterprise Group, Inc. 2,300	145
Sempra Energy 2,103	93
The Southern Co. 7,200	252
TECO Energy, Inc. 1,300	22
TXU Corp. 2,367	238
Xcel Energy, Inc. 3,850	71
	3,557

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 83.6% of net assets	
❶ Schwab Institutional Select S&P 500 Fund 16,311,469	156,101
❸ Schwab International Index Fund, Select Shares 7,739,797	132,273
❷ Schwab Small-Cap Index Fund, Select Shares 5,937,511	132,763
❹ Schwab Total Bond Market Fund 9,832,169	96,945
❺ Schwab Value Advantage Money Fund, Institutional Shares 30,929,077	30,929
	549,011

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.0% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	172	**172**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$549,011
Investments, at value	108,028
Receivables:	
Fund shares sold	329
Dividends	148
Prepaid expenses	+ 15
Total assets	**657,531**

Liabilities

Payables:	
Fund shares redeemed	318
Investment adviser and administrator fees	12
Transfer agent and shareholder service fees	13
Accrued expenses	+ 67
Total liabilities	**410**

Net Assets

Total assets	657,531
Total liabilities	− 410
Net assets	**$657,121**

Net Assets by Source

Capital received from investors	549,908
Net investment income not yet distributed	2,892
Net realized capital losses	(9,946)
Net unrealized capital gains	114,267

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$657,121		39,095		$16.81

Unless stated, all numbers x 1,000.

The fund paid $542,772 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$202,714
Sales/maturities	$208,050

The fund's total security transactions (including the in-kind redemptions) with other Schwab Funds® during the period were $294,184.

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Equity Index Funds

Small-Cap Index Fund	8.2%
International Index Fund	9.6%

Schwab Bond Funds

Total Bond Market Fund	8.3%

Schwab Institutional Select Funds

Institutional Select S&P 500 Fund	12.5%

Schwab Money Funds

Value Advantage Money Fund	0.1%

These derive from investments and futures

Federal Tax Data

Portfolio Cost	$547,537

Net unrealized gains and losses:

Gains	$124,051
Losses	+ (14,549)
	$109,502

Net undistributed earnings:

Ordinary income	$2,892
Long-term capital gains	$−
Capital losses utilized	$14,695

Unused capital losses:

Expires 10/31 of:	Loss amount
2011	$3,172
2012	+ 2,009
	$5,181

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$11,319
Dividends		2,234
Interest	+	185
Total investment income		**13,738**

Net Realized Gains and Losses

Net realized gains on sales of affiliated underlying funds		13,115
Net realized gains received from affiliated underlying funds		491
Net realized gains on investments		1,024
Net realized gains on futures contracts	+	91
Net realized gains		**14,721**

Net Unrealized Gains and Losses

Net unrealized gains on affiliated underlying funds		27,495
Net unrealized gains on investments	+	5,606
Net unrealized gains		**33,101**

Expenses

Investment adviser and administrator fees		2,826
Transfer agent and shareholder service fees		1,651
Trustees' fees		10
Custodian fees		36
Portfolio accounting fees		85
Professional fees		31
Registration fees		26
Shareholder reports		76
Other expenses	+	44
Total expenses		4,785
Expense reduction	–	1,482
Net expenses		**3,303**

Increase in Net Assets from Operations

Total investment income		13,738
Net expenses	–	3,303
Net investment income		**10,435**
Net realized gains		14,721
Net unrealized gains	+	33,101
Increase in net assets from operations		**$58,257**

Includes gains of $9,333 associated with redemption-in-kind from the Schwab S&P 500 Index Fund.

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the net operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $47,822.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$10,435	$8,245
Net realized gains or losses	14,721	(711)
Net unrealized gains	+ 33,101	48,907
Increase in net assets from operations	**58,257**	**56,441**

Distributions Paid

	11/1/04–10/31/05	11/1/03–10/31/04
Dividends from net investment income	**$9,037**	**$8,251**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	6,796	$111,249	6,342	$95,944
Shares reinvested	541	8,784	547	8,044
Shares redeemed	+ (7,663)	(125,960)	(7,686)	(116,063)
Net transactions in fund shares	**(326)**	**($5,927)**	**(797)**	**($12,075)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	39,421	$613,828	40,218	$577,713
Total increase or decrease	+ (326)	43,293	(797)	36,115
End of period	**39,095**	**$657,121**	**39,421**	**$613,828**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 54% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $7,628 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:
Current period
Ordinary income $9,037
Long-term capital gains $–
Prior period
Ordinary income $8,251
Long-term capital gains $–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.
Current period $10
Dollar amounts are net of the redemption fee proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $2,892 and $1,494 at the end of the current period and prior period, respectively.

Schwab MarketTrack Balanced Portfolio™

Financial Statements

Financial Highlights

	11/1/04 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	14.66	13.78	12.05	13.47	15.53
Income or loss from investment operations:					
Net investment income	0.34	0.29	0.25	0.32	0.45
Net realized and unrealized gains or losses	0.74	0.88	1.77	(1.22)	(1.92)
Total income or loss from investment operations	1.08	1.17	2.02	(0.90)	(1.47)
Less distributions:					
Dividends from net investment income	(0.28)	(0.29)	(0.29)	(0.40)	(0.49)
Distributions from net realized gains	–	–	–	(0.12)	(0.10)
Total distributions	(0.28)	(0.29)	(0.29)	(0.52)	(0.59)
Net asset value at end of period	15.46	14.66	13.78	12.05	13.47
Total return (%)	7.41	8.61	17.12	(7.08)	(9.72)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.73	0.74	0.74	0.74	0.74
Net investment income	2.20	2.03	1.98	2.35	3.31
Portfolio turnover rate	25	11	17	31	21
Net assets, end of period ($ x 1,000,000)	519	541	516	462	497

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
85.7% Other Investment Companies	394,969	444,699
13.9% Common Stock	47,380	72,214
0.4% Short-Term Investment	1,945	1,945
100.0% Total Investments	444,294	518,858
0.0% Other Assets and Liabilities, Net		230
100.0% Total Net Assets		519,088

Security and Number of Shares	Value ($ x 1,000)

Common Stock 13.9% of net assets

Automobiles & Components 0.1%

Cooper Tire & Rubber Co. 400	5
Dana Corp. 1,085	8
Ford Motor Co. 12,185	101
General Motors Corp. 3,650	100

Security and Number of Shares	Value ($ x 1,000)

• Goodyear Tire & Rubber Co. 1,000	16
Harley-Davidson, Inc. 2,000	99
Johnson Controls, Inc. 1,200	82
Visteon Corp. 1,047	9
	420

Banks 1.0%

AmSouth Bancorp. 2,600	66
Bank of America Corp. 26,286	1,150
BB&T Corp. 3,600	152
Comerica, Inc. 1,100	64
Compass Bancshares, Inc. 800	39
Countrywide Financial Corp. 3,498	111
Fannie Mae 6,300	299
Fifth Third Bancorp 3,658	147
First Horizon National Corp. 800	31
Freddie Mac 4,500	276
Golden West Financial Corp. 2,000	117
Huntington Bancshares, Inc. 1,597	37
KeyCorp, Inc. 2,600	84
M&T Bank Corp. 500	54
Marshall & Ilsley Corp. 1,344	58
MGIC Investment Corp. 700	42
National City Corp. 4,100	132
North Fork Bancorp., Inc. 3,000	76
PNC Financial Services Group, Inc. 1,900	115
Regions Financial Corp. 3,078	100
Sovereign Bancorp, Inc. 1,800	39
SunTrust Banks, Inc. 2,300	167
Synovus Financial Corp. 1,900	52
U.S. Bancorp 12,554	371
Wachovia Corp. 10,494	530
Washington Mutual, Inc. 6,634	263
Wells Fargo & Co. 11,235	676
Zions Bancorp. 600	44
	5,292

Capital Goods 1.2%

3M Co. 5,000	380
American Power Conversion Corp. 1,175	25
American Standard Cos., Inc. 1,500	57
The Boeing Co. 5,484	354
Caterpillar, Inc. 4,600	242

Security and Number of Shares	Value ($ x 1,000)
Cooper Industries Ltd., Class A 600	43
Crane Co. 200	6
Cummins, Inc. 300	26
Danaher Corp. 2,000	104
Deere & Co. 1,500	91
Dover Corp. 1,400	55
Eaton Corp. 1,000	59
Emerson Electric Co. 2,800	195
Fluor Corp. 500	32
General Dynamics Corp. 1,300	151
❻ General Electric Co. 70,660	2,396
Goodrich Corp. 700	25
Honeywell International, Inc. 5,700	195
Illinois Tool Works, Inc. 1,400	119
Ingersoll-Rand Co., Class A 2,200	83
ITT Industries, Inc. 600	61
L-3 Communications Holdings, Inc. 700	54
Lockheed Martin Corp. 2,400	145
Masco Corp. 3,000	86
• Navistar International Corp. 400	11
Northrop Grumman Corp. 2,256	121
Paccar, Inc. 1,050	74
Pall Corp. 800	21
Parker Hannifin Corp. 700	44
• Power-One, Inc. 240	1
Raytheon Co. 2,600	96
Rockwell Automation, Inc. 1,200	64
Rockwell Collins, Inc. 1,200	55
Textron, Inc. 1,000	72
• Thomas & Betts Corp. 231	9
Tyco International Ltd. 12,949	342
United Technologies Corp. 6,600	338
W.W. Grainger, Inc. 600	40
	6,272

Commercial Services & Supplies 0.1%

Security and Number of Shares	Value ($ x 1,000)
• ACCO Brands Corp. 235	6
• Allied Waste Industries, Inc. 2,100	17
• Apollo Group, Inc., Class A 1,100	69
Avery Dennison Corp. 700	40
Cendant Corp. 6,415	112
Cintas Corp. 1,102	45
Deluxe Corp. 500	17

Security and Number of Shares	Value ($ x 1,000)
Equifax, Inc. 900	31
H&R Block, Inc. 2,400	60
• Monster Worldwide, Inc. 666	22
• PHH Corp. 320	9
Pitney Bowes, Inc. 1,600	67
R.R. Donnelley & Sons Co. 1,400	49
Robert Half International, Inc. 1,200	44
Waste Management, Inc. 3,712	109
	697

Consumer Durables & Apparel 0.2%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 600	49
Brunswick Corp. 600	23
Centex Corp. 800	52
• Coach, Inc. 2,400	77
D.R. Horton, Inc. 1,790	55
Eastman Kodak Co. 2,000	44
Fortune Brands, Inc. 1,000	76
Hasbro, Inc. 1,275	24
Jones Apparel Group, Inc. 800	22
KB Home 600	39
Leggett & Platt, Inc. 1,300	26
Lennar Corp., Class A 900	50
Liz Claiborne, Inc. 800	28
Mattel, Inc. 2,825	42
Maytag Corp. 600	10
Newell Rubbermaid, Inc. 1,872	43
Nike, Inc., Class B 1,300	109
Pulte Homes, Inc. 1,600	60
Reebok International Ltd. 300	17
Snap-On, Inc. 350	13
The Stanley Works 600	29
VF Corp. 800	42
Whirlpool Corp. 500	39
	969

Diversified Financials 1.1%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 8,310	414
• Ameriprise Financial, Inc. 1,542	57
The Bank of New York Co., Inc. 4,900	153
The Bear Stearns Cos., Inc. 602	64
Capital One Financial Corp. 1,900	145
▮ The Charles Schwab Corp. 6,883	105

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
CIT Group, Inc. 1,300	59
❾ Citigroup, Inc. 34,266	1,569
• E*TRADE Financial Corp. 2,400	45
Federated Investors, Inc., Class B 700	25
Franklin Resources, Inc. 1,010	89
Goldman Sachs Group, Inc. 3,079	389
Janus Capital Group, Inc. 1,400	25
JPMorgan Chase & Co. 23,413	857
Lehman Brothers Holdings, Inc. 1,800	215
MBNA Corp. 8,268	211
Mellon Financial Corp. 2,800	89
Merrill Lynch & Co., Inc. 6,300	408
Moody's Corp. 2,000	107
Morgan Stanley 7,010	381
Northern Trust Corp. 1,400	75
Principal Financial Group, Inc. 2,329	116
SLM Corp. 3,000	167
State Street Corp. 2,200	121
T. Rowe Price Group, Inc. 800	52
	5,938

Energy 1.3%

Amerada Hess Corp. 600	75
Anadarko Petroleum Corp. 1,510	137
Apache Corp. 2,048	131
Baker Hughes, Inc. 2,250	124
BJ Services Co. 2,000	70
Burlington Resources, Inc. 2,520	182
ChevronTexaco Corp. 14,727	840
ConocoPhillips 9,168	599
Devon Energy Corp. 3,000	181
El Paso Corp. 3,222	38
EOG Resources, Inc. 1,518	103
❼ Exxon Mobil Corp. 42,010	2,358
Halliburton Co. 3,374	199
Kerr-McGee Corp. 812	69
Kinder Morgan, Inc. 745	68
Marathon Oil Corp. 2,218	133
Murphy Oil Corp. 1,100	52
• Nabors Industries Ltd. 1,000	69
• National-Oilwell Varco, Inc. 1,130	71
Noble Corp. 900	58
Occidental Petroleum Corp. 2,700	213

Security and Number of Shares	Value ($ x 1,000)
Rowan Cos., Inc. 600	20
Schlumberger Ltd. 3,900	354
Sunoco, Inc. 900	67
• Transocean, Inc. 2,016	116
Valero Energy Corp. 2,000	210
• Weatherford International Ltd. 910	57
Williams Cos., Inc. 3,000	67
XTO Energy, Inc. 2,266	98
	6,759

Food & Staples Retailing 0.3%

Albertson's, Inc. 2,671	67
Costco Wholesale Corp. 3,000	145
CVS Corp. 5,200	127
• Kroger Co. 5,300	106
Safeway, Inc. 2,800	65
Supervalu, Inc. 900	28
Sysco Corp. 4,400	140
Wal-Mart Stores, Inc. 16,640	787
Walgreen Co. 6,600	300
• Winn-Dixie Stores, Inc. 1,200	1
	1,766

Food Beverage & Tobacco 0.7%

Altria Group, Inc. 13,640	1,024
Anheuser-Busch Cos., Inc. 5,200	215
Archer-Daniels-Midland Co. 4,446	108
Brown-Forman Corp., Class B 804	51
Campbell Soup Co. 1,200	35
The Coca-Cola Co. 13,810	591
Coca-Cola Enterprises, Inc. 2,700	51
ConAgra Foods, Inc. 3,300	77
• Constellation Brands, Inc., Class A 1,290	30
General Mills, Inc. 2,392	116
H.J. Heinz Co. 2,300	82
Hershey Foods Corp. 1,600	91
Kellogg Co. 1,700	75
McCormick & Co., Inc. 900	27
Molson Coors Brewing Co., Class B 200	12
The Pepsi Bottling Group, Inc. 926	26
PepsiCo, Inc. 11,070	654
Reynolds American, Inc. 614	52
Sara Lee Corp. 5,100	91

Security and Number of Shares	Value ($ x 1,000)
Tyson Foods, Inc., Class A 1,700	30
UST, Inc. 1,100	46
Wm. Wrigley Jr. Co. 1,200	83
	3,567

Health Care Equipment & Services 0.7%

Aetna, Inc. 2,068	183
AmerisourceBergen Corp. 700	53
Bausch & Lomb, Inc. 400	30
Baxter International, Inc. 3,800	145
Becton Dickinson & Co. 1,800	91
Biomet, Inc. 1,575	55
•Boston Scientific Corp. 3,948	99
C.R. Bard, Inc. 600	37
Cardinal Health, Inc. 2,775	173
•Caremark Rx, Inc. 2,988	157
CIGNA Corp. 1,000	116
•Coventry Health Care, Inc. 1,050	57
•Express Scripts, Inc. 1,000	75
•Fisher Scientific International, Inc. 720	41
Guidant Corp. 2,000	126
HCA, Inc. 2,760	133
Health Management Associates, Inc., Class A 1,600	34
•Hospira, Inc. 1,020	41
•Humana, Inc. 800	35
IMS Health, Inc. 1,500	35
•Laboratory Corp. of America Holdings 900	43
Manor Care, Inc. 500	19
McKesson Corp. 1,773	81
•Medco Health Solutions, Inc. 1,784	101
Medtronic, Inc. 7,800	442
•Millipore Corp. 200	12
PerkinElmer, Inc. 600	13
Quest Diagnostics 1,470	69
•St. Jude Medical, Inc. 2,120	102
Stryker Corp. 1,946	80
•Tenet Healthcare Corp. 3,150	26
•Thermo Electron Corp. 900	27
UnitedHealth Group, Inc. 8,400	486
•Waters Corp. 900	33
•WellPoint, Inc. 3,852	288

Security and Number of Shares	Value ($ x 1,000)
•Zimmer Holdings, Inc. 1,500	96
	3,634

Hotels Restaurants & Leisure 0.2%

Carnival Corp. 2,870	142
Darden Restaurants, Inc. 1,350	44
Harrah's Entertainment, Inc. 1,200	72
Hilton Hotels Corp. 2,500	49
International Game Technology 2,100	56
Marriott International, Inc., Class A 1,100	66
McDonald's Corp. 8,100	256
•Starbucks Corp. 4,880	138
Starwood Hotels & Resorts Worldwide, Inc. 1,200	70
Wendy's International, Inc. 800	37
Yum! Brands, Inc. 2,060	105
	1,035

Household & Personal Products 0.4%

Alberto-Culver Co., Class B 600	26
Avon Products, Inc. 3,000	81
Clorox Co. 1,300	70
Colgate-Palmolive Co. 3,600	191
Kimberly-Clark Corp. 3,380	192
❿ Procter & Gamble Co. 22,832	1,279
	1,839

Insurance 0.7%

ACE Ltd. 1,700	89
AFLAC, Inc. 3,300	158
The Allstate Corp. 4,700	248
AMBAC Financial Group, Inc. 684	48
American International Group, Inc. 17,342	1,124
AON Corp. 2,025	68
Chubb Corp. 1,200	112
Cincinnati Financial Corp. 1,323	56
Hartford Financial Services Group, Inc. 1,800	143
Jefferson-Pilot Corp. 1,050	58
Lincoln National Corp. 1,300	66
Loews Corp. 900	84
Marsh & McLennan Cos., Inc. 3,600	105
MBIA, Inc. 1,050	61

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Metlife, Inc. 4,986	246
The Progressive Corp. 1,500	174
Prudential Financial, Inc. 3,500	255
Safeco Corp. 800	44
The St. Paul Travelers Cos., Inc. 4,241	191
Torchmark Corp. 800	42
UnumProvident Corp. 1,657	34
XL Capital Ltd., Class A 800	51
	3,457
Materials 0.4%	
Air Products & Chemicals, Inc. 1,500	86
Alcoa, Inc. 5,648	137
Allegheny Technologies, Inc. 492	14
Ashland, Inc. 500	27
Ball Corp. 800	31
Bemis Co. 600	16
Chemtura Corp. 889	10
The Dow Chemical Co. 6,049	277
E.I. du Pont de Nemours & Co. 6,484	270
Eastman Chemical Co. 600	32
Ecolab, Inc. 1,200	40
Engelhard Corp. 800	22
Freeport-McMoran Copper & Gold, Inc., Class B 1,100	54
Georgia-Pacific Corp. 1,496	49
• Hercules, Inc. 700	8
International Flavors & Fragrances, Inc. 800	26
International Paper Co. 3,166	92
Louisiana-Pacific Corp. 700	17
MeadWestvaco Corp. 1,279	34
Monsanto Co. 1,727	109
Neenah Paper, Inc. 102	3
Newmont Mining Corp. 2,754	117
Nucor Corp. 1,200	72
• Pactiv Corp. 1,000	20
Phelps Dodge Corp. 540	65
PPG Industries, Inc. 1,200	72
Praxair, Inc. 2,000	99
Rohm & Haas Co. 1,421	62
• Sealed Air Corp. 621	31
Sigma-Aldrich Corp. 500	32

Security and Number of Shares	Value ($ x 1,000)
Temple-Inland, Inc. 800	29
United States Steel Corp. 700	26
Vulcan Materials Co. 700	45
Weyerhaeuser Co. 1,400	89
Worthington Industries, Inc. 300	6
	2,119
Media 0.5%	
Clear Channel Communications, Inc. 4,080	124
• Comcast Corp., Class A 14,661	408
Dow Jones & Co., Inc. 600	20
Gannett Co., Inc. 1,700	107
• Interpublic Group of Cos., Inc. 2,500	26
Knight-Ridder, Inc. 600	32
The McGraw-Hill Cos., Inc. 2,400	117
Meredith Corp. 300	15
New York Times Co., Class A 1,100	30
• News Corp, Inc., Class A 16,300	232
Omnicom Group, Inc. 1,200	100
Time Warner, Inc. 30,870	550
Tribune Co. 2,100	66
• Univision Communications, Inc., Class A 2,048	54
Viacom, Inc., Class B 10,618	329
The Walt Disney Co. 13,217	322
	2,532
Pharmaceuticals & Biotechnology 1.1%	
Abbott Laboratories 10,200	439
Allergan, Inc. 900	80
• Amgen, Inc. 8,340	632
Applied Biosystems Group — Applera Corp. 1,400	34
• Biogen Idec, Inc. 2,150	87
Bristol-Myers Squibb Co. 12,800	271
• Chiron Corp. 1,200	53
Eli Lilly & Co. 7,400	369
• Forest Laboratories, Inc. 2,400	91
• Genzyme Corp. 1,700	123
• Gilead Sciences, Inc. 2,980	141
Johnson & Johnson 19,872	1,244
• King Pharmaceuticals, Inc. 1,388	21
• Medimmune, Inc. 1,400	49

Security and Number of Shares	Value ($ x 1,000)
Merck & Co., Inc. 14,500	409
Mylan Laboratories, Inc. 1,700	33
Pfizer, Inc. 49,386	1,074
Schering-Plough Corp. 9,500	193
• Watson Pharmaceuticals, Inc. 600	21
Wyeth 8,800	392
	5,756

Real Estate 0.1%

Apartment Investment & Management Co., Class A 600	23
Archstone-Smith Trust 1,300	53
Equity Office Properties Trust 2,600	80
Equity Residential 1,700	67
Plum Creek Timber Co., Inc. 1,200	46
ProLogis 1,200	51
Public Storage, Inc. 600	40
Simon Property Group, Inc. 1,450	104
Vornado Realty Trust 800	65
	529

Retailing 0.6%

• Autonation, Inc. 2,000	40
• AutoZone, Inc. 500	40
• Bed, Bath & Beyond, Inc. 1,800	73
Best Buy Co., Inc. 3,150	139
• Big Lots, Inc. 700	8
Circuit City Stores, Inc. 1,400	25
Dillards, Inc., Class A 700	14
Dollar General Corp. 2,202	43
• eBay, Inc. 7,416	294
Family Dollar Stores, Inc. 1,100	24
Federated Department Stores, Inc. 1,754	108
The Gap, Inc. 3,862	67
Genuine Parts Co. 1,150	51
Home Depot, Inc. 14,600	599
J.C. Penney Co., Inc. Holding Co. 1,700	87
• Kohl's Corp. 2,200	106
Limited Brands, Inc. 2,991	60
Lowe's Cos., Inc. 5,000	304
Nordstrom, Inc. 1,800	62
• Office Depot, Inc. 2,500	69
OfficeMax, Inc. 600	17

Security and Number of Shares	Value ($ x 1,000)
• RadioShack Corp. 1,300	29
• Sears Holdings Corp. 673	81
The Sherwin-Williams Co. 1,100	47
Staples, Inc. 4,575	104
Target Corp. 5,800	323
Tiffany & Co. 950	37
TJX Cos., Inc. 3,600	78
	2,929

Semiconductors & Semiconductor Equipment 0.4%

• Advanced Micro Devices, Inc. 2,040	47
• Altera Corp. 2,546	42
Analog Devices, Inc. 2,300	80
Applied Materials, Inc. 10,900	179
• Applied Micro Circuits Corp. 1,928	5
• Broadcom Corp., Class A 2,000	85
• Freescale Semiconductor, Inc., Class B 2,650	63
Intel Corp. 40,660	955
KLA-Tencor Corp. 1,200	56
Linear Technology Corp. 2,000	66
• LSI Logic Corp. 2,000	16
Maxim Integrated Products, Inc. 2,100	73
• Micron Technology, Inc. 3,600	47
National Semiconductor Corp. 2,200	50
• Novellus Systems, Inc. 900	20
• Nvidia Corp. 900	30
• PMC — Sierra, Inc. 1,100	8
• Teradyne, Inc. 1,100	15
Texas Instruments, Inc. 11,300	323
Xilinx, Inc. 2,100	50
	2,210

Software & Services 0.7%

Adobe Systems, Inc. 3,200	103
• Affiliated Computer Services, Inc., Class A 465	25
Autodesk, Inc. 1,600	72
Automatic Data Processing, Inc. 3,900	182
• BMC Software, Inc. 1,600	31
• Citrix Systems, Inc. 1,200	33
Computer Associates International, Inc. 3,825	107

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Computer Sciences Corp. 1,090	56
• Compuware Corp. 2,400	19
• Convergys Corp. 869	14
• Electronic Arts, Inc. 1,792	102
Electronic Data Systems Corp. 3,100	72
First Data Corp. 5,704	231
• Fiserv, Inc. 1,200	52
• Intuit, Inc. 1,327	61
• Mercury Interactive Corp. 500	17
❽ Microsoft Corp. 61,390	1,578
• Novell, Inc. 2,200	17
• Oracle Corp. 25,130	319
• Parametric Technology Corp. 1,800	12
Paychex, Inc. 2,475	96
Sabre Holdings Corp., Class A 922	18
Siebel Systems, Inc. 3,000	31
• Symantec Corp. 8,018	191
• Unisys Corp. 2,100	11
• Yahoo! Inc. 8,400	311
	3,761

Technology Hardware & Equipment 1.0%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 714	12
• Agilent Technologies, Inc. 2,917	93
• Andrew Corp. 1,025	11
• Apple Computer, Inc. 5,430	313
• Avaya, Inc. 2,775	32
• CIENA Corp. 2,100	5
• Cisco Systems, Inc. 42,100	735
• Comverse Technology, Inc. 1,000	25
• Corning, Inc. 9,550	192
• Dell, Inc. 16,500	526
• EMC Corp. 15,562	217
• Gateway, Inc. 2,100	6
Hewlett-Packard Co. 19,724	553
International Business Machines Corp. 10,800	884
• Jabil Circuit, Inc. 1,341	40
• JDS Uniphase Corp. 8,464	18
• Lexmark International, Inc., Class A 800	33
• Lucent Technologies, Inc. 26,905	77
Molex, Inc. 1,250	32
Motorola, Inc. 16,150	358

Security and Number of Shares	Value ($ x 1,000)
• NCR Corp. 1,200	36
• Network Appliance, Inc. 2,000	55
• QLogic Corp. 585	18
Qualcomm, Inc. 10,760	428
• Sanmina — SCI Corp. 3,400	12
Scientific-Atlanta, Inc. 1,000	35
• Solectron Corp. 5,300	19
• Sun Microsystems, Inc. 20,800	83
Symbol Technologies, Inc. 1,366	11
Tektronix, Inc. 500	11
• Tellabs, Inc. 2,700	26
• Xerox Corp. 5,200	71
	4,967

Telecommunication Services 0.4%

Security and Number of Shares	Value ($ x 1,000)
Alltel Corp. 2,510	155
AT&T Corp. 4,941	98
BellSouth Corp. 11,900	310
CenturyTel, Inc. 900	29
Citizens Communications Co. 1,732	21
• Qwest Communications International, Inc. 10,622	46
SBC Communications, Inc. 21,788	520
Sprint Corp. (FON Group) 18,876	440
Verizon Communications, Inc. 17,836	562
	2,181

Transportation 0.2%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 2,500	155
CSX Corp. 1,500	69
• Delta Air Lines, Inc. 900	1
FedEx Corp. 1,960	180
Norfolk Southern Corp. 2,500	100
Ryder Systems, Inc. 400	16
Southwest Airlines Co. 5,137	82
Union Pacific Corp. 1,700	118
United Parcel Service, Inc., Class B 7,385	539
	1,260

Utilities 0.5%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 3,200	51
• Allegheny Energy, Inc. 720	20
Ameren Corp. 1,200	63

Security and Number of Shares		Value ($ x 1,000)
American Electric Power Co., Inc.	2,580	98
• Calpine Corp.	1,800	4
Centerpoint Energy, Inc.	1,924	26
Cinergy Corp.	1,000	40
• CMS Energy Corp.	700	10
Consolidated Edison, Inc.	1,500	68
Constellation Energy Group, Inc.	1,000	55
Dominion Resources, Inc.	2,167	165
DTE Energy Co.	1,000	43
Duke Energy Corp.	5,952	158
• Dynegy, Inc., Class A	2,100	9
Edison International	2,200	96
Entergy Corp.	1,500	106
Exelon Corp.	4,324	225
FirstEnergy Corp.	2,030	96
FPL Group, Inc.	2,600	112
KeySpan Corp.	900	31
Nicor, Inc.	300	12
NiSource, Inc.	1,651	39
Peoples Energy Corp.	200	8
PG&E Corp.	2,700	98
Pinnacle West Capital Corp.	600	25
PPL Corp.	2,000	63
Progress Energy, Inc.	1,593	70
Public Service Enterprise Group, Inc.	1,500	94
Sempra Energy	1,360	60
The Southern Co.	4,500	158
TECO Energy, Inc.	900	16
TXU Corp.	1,582	159
Xcel Energy, Inc.	2,585	47
		2,325

Security and Number of Shares		Value ($ x 1,000)

Other Investment Companies
85.7% of net assets

∎❷ Schwab Institutional Select S&P 500 Fund	8,862,123	84,810
∎❹ Schwab International Index Fund, Select Shares	4,575,148	78,189
∎❸ Schwab Small-Cap Index Fund, Select Shares	3,523,331	78,782
∎❶ Schwab Total Bond Market Fund	18,219,874	179,648
∎❺ Schwab Value Advantage Money Fund, Institutional Shares	23,269,573	23,270
		444,699

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investment
0.4% of net assets

Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	1,945	**1,945**

End of investments.

Statement of

Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value		$444,699
Investments, at value		74,159
Receivables:		
Fund shares sold		350
Dividends		104
Prepaid expenses	+	13
Total assets		**519,325**

Liabilities

Payables:		
Fund shares redeemed		158
Investment adviser and administrator fees		9
Transfer agent and shareholder service fees		11
Accrued expenses	+	59
Total liabilities		**237**

Net Assets

Total assets		519,325
Total liabilities	–	237
Net assets		**$519,088**

Net Assets by Source

Capital received from investors	440,180
Net investment income not yet distributed	5,501
Net realized capital losses	(1,157)
Net unrealized capital gains	74,564

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$519,088		33,582		$15.46

Unless stated, all numbers x 1,000.

The fund paid $444,294 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$124,524
Sales/maturities	$172,168

The fund's total security transactions (including the in-kind redemptions) with other Schwab Funds® during the period were $153,092.

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Equity Index Funds	
Small-Cap Index Fund	4.9%
International Index Fund	5.7%
Schwab Bond Funds	
Total Bond Market Fund	15.3%
Schwab Institutional Select Funds	
Institutional Select S&P 500 Fund	6.8%
Schwab Money Funds	
Value Advantage Money Fund	0.1%

These derive from investments and futures.

Federal Tax Data

Portfolio Cost		$446,941
Net unrealized gains and losses:		
Gains		$80,847
Losses	+	(8,930)
		$71,917
Net undistributed earnings:		
Ordinary income		$5,501
Long-term capital gains		$1,490
Capital losses utilized		$11,299

 See financial notes.

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds	$12,842
Dividends	1,499
Interest	+ 153
Total investment income	**14,494**

Net Realized Gains and Losses

Net realized gains on sales of affiliated underlying funds	15,436
Net realized gains received from affiliated underlying funds	979
Net realized gains on investments	711
Net realized gains on futures contracts	+ 121
Net realized gains	**17,247**

Includes gains of $8,121 associated with redemption-in-kind from the Schwab S&P 500 Index Fund.

Net Unrealized Gains and Losses

Net unrealized gains on affiliated underlying funds	6,403
Net unrealized gains on investments	+ 3,716
Net unrealized gains	**10,119**

Expenses

Investment adviser and administrator fees	2,343
Transfer agent and shareholder service fees	1,342
Trustees' fees	9
Custodian fees	32
Portfolio accounting fees	69
Professional fees	31
Registration fees	23
Shareholder reports	45
Other expenses	+ 42
Total expenses	3,936
Expense reduction	− 1,252
Net expenses	**2,684**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the net operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	14,494
Net expenses	− 2,684
Net investment income	**11,810**
Net realized gains	17,247
Net unrealized gains	+ 10,119
Increase in net assets from operations	**$39,176**

These add up to a net gain on investments of $27,366.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$11,810	$10,785
Net realized gains	17,247	3,467
Net unrealized gains	+ 10,119	29,584
Increase in net assets from operations	**$39,176**	**43,836**

Distributions Paid

Dividends from net investment income	**$10,162**	**$10,771**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,057	$76,535	7,160	$101,953
Shares reinvested	651	9,764	746	10,391
Shares redeemed	+ (9,036)	(137,415)	(8,474)	(120,586)
Net transactions in fund shares	**(3,328)**	**($51,116)**	**(568)**	**($8,242)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	36,910	$541,190	37,478	$516,367
Total increase or decrease	+ (3,328)	(22,102)	(568)	24,823
End of period	**33,582**	**$519,088**	**36,910**	**$541,190**

Unless stated, all numbers x 1,000.

For corporations, 39% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $4,906 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

Current period

Ordinary income	$10,162
Long-term capital gains	$–

Prior period

Ordinary income	$10,771
Long-term capital gains	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$5

Dollar amounts are net of the redemption fee proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $5,501 and $3,853 at the end of the current period and prior period, respectively.

Schwab MarketTrack Conservative Portfolio™

Financial Statements

Financial Highlights

	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	13.09	12.53	11.37	12.22	13.12
Income or loss from investment operations:					
Net investment income	0.36	0.34	0.29	0.40	0.49
Net realized and unrealized gains or losses	0.32	0.57	1.16	(0.78)	(0.80)
Total income or loss from investment operations	0.68	0.91	1.45	(0.38)	(0.31)
Less distributions:					
Dividends from net investment income	(0.35)	(0.35)	(0.29)	(0.41)	(0.50)
Distributions from net realized gains	–	–	–	(0.06)	(0.09)
Total distributions	(0.35)	(0.35)	(0.29)	(0.47)	(0.59)
Net asset value at end of period	13.42	13.09	12.53	11.37	12.22
Total return (%)	5.24	7.38	12.98	(3.29)	(2.39)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.50	0.50
Gross operating expenses[1]	0.75	0.75	0.75	0.76	0.77
Net investment income	2.67	2.70	2.44	3.17	3.85
Portfolio turnover rate	9	10	17	32	15
Net assets, end of period ($ x 1,000,000)	300	290	289	263	211

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
93.7%	Other Investment Companies	254,490	281,602
5.7%	Common Stock	12,280	16,978
0.4%	Short-Term Investment	1,338	1,338
99.8%	Total Investments	268,108	299,918
0.2%	Other Assets and Liabilities, Net		453
100.0%	Total Net Assets		300,371

Security and Number of Shares	Value ($ x 1,000)

Common Stock 5.7% of net assets

Automobiles & Components 0.0%

Cooper Tire & Rubber Co. 100	1
Dana Corp. 292	2
Ford Motor Co. 2,921	24
General Motors Corp. 825	23
• Goodyear Tire & Rubber Co. 300	5

Security and Number of Shares	Value ($ x 1,000)
Harley-Davidson, Inc. 500	25
Johnson Controls, Inc. 300	20
Visteon Corp. 248	2
	102

Banks 0.4%

AmSouth Bancorp. 600	15
Bank of America Corp. 6,162	270
BB&T Corp. 850	36
Comerica, Inc. 300	17
Compass Bancshares, Inc. 190	9
Countrywide Financial Corp. 798	25
Fannie Mae 1,475	70
Fifth Third Bancorp 867	35
First Horizon National Corp. 200	8
Freddie Mac 1,000	61
Golden West Financial Corp. 500	29
Huntington Bancshares, Inc. 423	10
KeyCorp, Inc. 700	23
M&T Bank Corp. 199	21
Marshall & Ilsley Corp. 322	14
MGIC Investment Corp. 150	9
National City Corp. 950	31
North Fork Bancorp., Inc. 750	19
PNC Financial Services Group, Inc. 400	24
Regions Financial Corp. 670	22
Sovereign Bancorp, Inc. 400	9
SunTrust Banks, Inc. 500	36
Synovus Financial Corp. 400	11
U.S. Bancorp 2,922	87
Wachovia Corp. 2,445	124
Washington Mutual, Inc. 1,491	59
Wells Fargo & Co. 2,560	154
Zions Bancorp. 100	7
	1,235

Capital Goods 0.5%

3M Co. 1,200	91
American Power Conversion Corp. 225	5
American Standard Cos., Inc. 300	11
The Boeing Co. 1,246	81
Caterpillar, Inc. 1,100	58
Cooper Industries Ltd., Class A 150	11

Security and Number of Shares	Value ($ x 1,000)
Crane Co. 150	5
Cummins, Inc. 100	8
Danaher Corp. 500	26
Deere & Co. 400	24
Dover Corp. 300	12
Eaton Corp. 200	12
Emerson Electric Co. 650	45
Fluor Corp. 100	6
General Dynamics Corp. 300	35
❻ General Electric Co. 16,490	559
Goodrich Corp. 200	7
Honeywell International, Inc. 1,275	44
Illinois Tool Works, Inc. 350	30
Ingersoll-Rand Co., Class A 500	19
ITT Industries, Inc. 150	15
L-3 Communications Holdings, Inc. 200	16
Lockheed Martin Corp. 700	42
Masco Corp. 700	20
• Navistar International Corp. 100	3
Northrop Grumman Corp. 514	28
Paccar, Inc. 300	21
Pall Corp. 200	5
Parker Hannifin Corp. 150	9
• Power-One, Inc. 57	—
Raytheon Co. 600	22
Rockwell Automation, Inc. 300	16
Rockwell Collins, Inc. 300	14
Textron, Inc. 200	14
• Thomas & Betts Corp. 100	4
Tyco International Ltd. 3,013	79
United Technologies Corp. 1,600	82
W.W. Grainger, Inc. 100	7
	1,486

Commercial Services & Supplies 0.1%

Security and Number of Shares	Value ($ x 1,000)
• ACCO Brands Corp. 47	1
• Allied Waste Industries, Inc. 500	4
• Apollo Group, Inc., Class A 250	16
Avery Dennison Corp. 200	11
Cendant Corp. 1,459	25
Cintas Corp. 260	11
Deluxe Corp. 100	3

Security and Number of Shares	Value ($ x 1,000)
Equifax, Inc. 200	7
H&R Block, Inc. 600	15
• Monster Worldwide, Inc. 191	6
• PHH Corp. 72	2
Pitney Bowes, Inc. 400	17
R.R. Donnelley & Sons Co. 300	11
Robert Half International, Inc. 300	11
Waste Management, Inc. 907	27
	167

Consumer Durables & Apparel 0.1%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 100	8
Brunswick Corp. 100	4
Centex Corp. 200	13
• Coach, Inc. 600	19
D.R. Horton, Inc. 420	13
Eastman Kodak Co. 500	11
Fortune Brands, Inc. 200	15
Hasbro, Inc. 325	6
Jones Apparel Group, Inc. 200	5
KB Home 200	13
Leggett & Platt, Inc. 300	6
Lennar Corp., Class A 200	11
Liz Claiborne, Inc. 200	7
Mattel, Inc. 650	10
Maytag Corp. 100	2
Newell Rubbermaid, Inc. 436	10
Nike, Inc., Class B 300	25
Pulte Homes, Inc. 400	15
Reebok International Ltd. 100	6
Snap-On, Inc. 100	4
The Stanley Works 100	5
VF Corp. 200	10
Whirlpool Corp. 100	8
	226

Diversified Financials 0.5%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 1,820	91
• Ameriprise Financial, Inc. 364	14
The Bank of New York Co., Inc. 1,200	38
The Bear Stearns Cos., Inc. 145	15
Capital One Financial Corp. 450	34

Portfolio holdings continued

Security and Number of Shares	Value ($ x 1,000)
▪ The Charles Schwab Corp. 2,125	32
CIT Group, Inc. 300	14
❾ Citigroup, Inc. 8,082	370
• E*TRADE Financial Corp. 600	11
Federated Investors, Inc., Class B 200	7
Franklin Resources, Inc. 200	18
Goldman Sachs Group, Inc. 728	92
Janus Capital Group, Inc. 400	7
JPMorgan Chase & Co. 5,352	196
Lehman Brothers Holdings, Inc. 400	48
MBNA Corp. 1,957	50
Mellon Financial Corp. 700	22
Merrill Lynch & Co., Inc. 1,500	97
Moody's Corp. 400	21
Morgan Stanley 1,630	89
Northern Trust Corp. 300	16
Principal Financial Group, Inc. 550	27
SLM Corp. 650	36
State Street Corp. 500	28
T. Rowe Price Group, Inc. 200	13
	1,386

Energy 0.5%

Security and Number of Shares	Value ($ x 1,000)
Amerada Hess Corp. 100	13
Anadarko Petroleum Corp. 367	33
Apache Corp. 462	30
Baker Hughes, Inc. 470	26
BJ Services Co. 400	14
Burlington Resources, Inc. 600	43
ChevronTexaco Corp. 3,520	201
ConocoPhillips 2,164	142
Devon Energy Corp. 700	42
El Paso Corp. 769	9
EOG Resources, Inc. 360	24
❼ Exxon Mobil Corp. 9,918	557
Halliburton Co. 714	42
Kerr-McGee Corp. 123	10
Kinder Morgan, Inc. 176	16
Marathon Oil Corp. 523	31
Murphy Oil Corp. 300	14
• Nabors Industries Ltd. 200	14
• National-Oilwell Varco, Inc. 270	17

Security and Number of Shares	Value ($ x 1,000)
Noble Corp. 200	13
Occidental Petroleum Corp. 600	47
Rowan Cos., Inc. 100	3
Schlumberger Ltd. 900	82
Sunoco, Inc. 200	15
• Transocean, Inc. 474	27
Valero Energy Corp. 500	53
• Weatherford International Ltd. 220	14
Williams Cos., Inc. 700	16
XTO Energy, Inc. 533	23
	1,571

Food & Staples Retailing 0.1%

Security and Number of Shares	Value ($ x 1,000)
Albertson's, Inc. 652	16
Costco Wholesale Corp. 700	34
CVS Corp. 1,200	29
• Kroger Co. 1,200	24
Safeway, Inc. 650	15
Supervalu, Inc. 200	6
Sysco Corp. 1,000	32
Wal-Mart Stores, Inc. 3,900	185
Walgreen Co. 1,600	73
• Winn-Dixie Stores, Inc. 300	–
	414

Food Beverage & Tobacco 0.3%

Security and Number of Shares	Value ($ x 1,000)
Altria Group, Inc. 3,220	242
Anheuser-Busch Cos., Inc. 1,200	49
Archer-Daniels-Midland Co. 1,014	25
Brown-Forman Corp., Class B 150	9
Campbell Soup Co. 300	9
The Coca-Cola Co. 3,220	138
Coca-Cola Enterprises, Inc. 700	13
ConAgra Foods, Inc. 800	19
• Constellation Brands, Inc., Class A 300	7
General Mills, Inc. 582	28
H.J. Heinz Co. 600	21
Hershey Foods Corp. 400	23
Kellogg Co. 400	18
McCormick & Co., Inc. 200	6
Molson Coors Brewing Co., Class B 50	3
The Pepsi Bottling Group, Inc. 350	10

PepsiCo, Inc. 2,560	151
Reynolds American, Inc. 137	12
Sara Lee Corp. 1,200	21
Tyson Foods, Inc., Class A 400	7
UST, Inc. 300	12
Wm. Wrigley Jr. Co. 300	21
	844

Health Care Equipment & Services 0.3%

Aetna, Inc. 444	39
AmerisourceBergen Corp. 200	15
Bausch & Lomb, Inc. 100	7
Baxter International, Inc. 900	34
Becton Dickinson & Co. 400	20
Biomet, Inc. 450	16
• Boston Scientific Corp. 1,268	32
C.R. Bard, Inc. 200	13
Cardinal Health, Inc. 650	41
• Caremark Rx, Inc. 581	30
CIGNA Corp. 200	23
• Coventry Health Care, Inc. 300	16
• Express Scripts, Inc. 200	15
• Fisher Scientific International, Inc. 163	9
Guidant Corp. 500	32
HCA, Inc. 800	39
Health Management Associates, Inc., Class A 400	9
• Hospira, Inc. 240	10
• Humana, Inc. 200	9
IMS Health, Inc. 350	8
• Laboratory Corp. of America Holdings 200	10
Manor Care, Inc. 100	4
McKesson Corp. 422	19
• Medco Health Solutions, Inc. 422	24
Medtronic, Inc. 1,800	102
• Millipore Corp. 100	6
PerkinElmer, Inc. 200	4
Quest Diagnostics 278	13
• St. Jude Medical, Inc. 500	24
Stryker Corp. 602	25
• Tenet Healthcare Corp. 750	6
• Thermo Electron Corp. 200	6

UnitedHealth Group, Inc. 2,000	116
• Waters Corp. 200	7
• WellPoint, Inc. 900	67
• Zimmer Holdings, Inc. 350	22
	872

Hotels Restaurants & Leisure 0.1%

Carnival Corp. 820	41
Darden Restaurants, Inc. 300	10
Harrah's Entertainment, Inc. 200	12
Hilton Hotels Corp. 600	12
International Game Technology 556	15
Marriott International, Inc., Class A 300	18
McDonald's Corp. 2,000	63
• Starbucks Corp. 1,120	32
Starwood Hotels & Resorts Worldwide, Inc. 300	17
Wendy's International, Inc. 200	9
Yum! Brands, Inc. 480	24
	253

Household & Personal Products 0.1%

Alberto-Culver Co., Class B 150	7
Avon Products, Inc. 700	19
Clorox Co. 300	16
Colgate-Palmolive Co. 800	42
Kimberly-Clark Corp. 756	43
❿ Procter & Gamble Co. 5,362	300
	427

Insurance 0.3%

ACE Ltd. 400	21
AFLAC, Inc. 800	38
The Allstate Corp. 1,100	58
AMBAC Financial Group, Inc. 162	12
American International Group, Inc. 3,979	258
AON Corp. 475	16
Chubb Corp. 300	28
Cincinnati Financial Corp. 330	14
Hartford Financial Services Group, Inc. 425	34
Jefferson-Pilot Corp. 225	12
Lincoln National Corp. 300	15
Loews Corp. 300	28

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Marsh & McLennan Cos., Inc. 800	23
MBIA, Inc. 200	12
• Metlife, Inc. 1,178	58
The Progressive Corp. 350	41
Prudential Financial, Inc. 800	58
Safeco Corp. 200	11
The St. Paul Travelers Cos., Inc. 1,006	45
Torchmark Corp. 200	11
UnumProvident Corp. 346	7
XL Capital Ltd., Class A 200	13
	813
Materials 0.2%	
Air Products & Chemicals, Inc. 300	17
Alcoa, Inc. 1,312	32
Allegheny Technologies, Inc. 146	4
Ashland, Inc. 100	5
Ball Corp. 200	8
Bemis Co. 200	5
Chemtura Corp. 222	2
The Dow Chemical Co. 1,372	63
E.I. du Pont de Nemours & Co. 1,525	64
Eastman Chemical Co. 100	5
Ecolab, Inc. 400	13
Engelhard Corp. 200	6
Freeport-McMoran Copper & Gold, Inc., Class B 300	15
Georgia-Pacific Corp. 379	12
• Hercules, Inc. 200	2
International Flavors & Fragrances, Inc. 200	7
International Paper Co. 739	22
Louisiana-Pacific Corp. 100	3
MeadWestvaco Corp. 294	8
Monsanto Co. 332	21
Neenah Paper, Inc. 22	1
Newmont Mining Corp. 643	27
Nucor Corp. 200	12
• Pactiv Corp. 300	6
Phelps Dodge Corp. 135	16
PPG Industries, Inc. 250	15
Praxair, Inc. 500	25
Rohm & Haas Co. 373	16
• Sealed Air Corp. 153	8
Sigma-Aldrich Corp. 100	6
Temple-Inland, Inc. 200	7
United States Steel Corp. 100	4
Vulcan Materials Co. 200	13
Weyerhaeuser Co. 350	22
Worthington Industries, Inc. 100	2
	494
Media 0.2%	
Clear Channel Communications, Inc. 967	30
• Comcast Corp., Class A 3,463	96
Dow Jones & Co., Inc. 100	3
Gannett Co., Inc. 400	25
• Interpublic Group of Cos., Inc. 600	6
Knight-Ridder, Inc. 100	5
The McGraw-Hill Cos., Inc. 600	29
Meredith Corp. 100	5
New York Times Co., Class A 200	6
• News Corp, Inc., Class A 3,880	55
Omnicom Group, Inc. 300	25
Time Warner, Inc. 7,280	130
Tribune Co. 500	16
• Univision Communications, Inc., Class A 519	14
Viacom, Inc., Class B 2,660	82
The Walt Disney Co. 3,077	75
	602
Pharmaceuticals & Biotechnology 0.4%	
Abbott Laboratories 2,400	103
Allergan, Inc. 200	18
• Amgen, Inc. 1,952	148
Applied Biosystems Group — Applera Corp. 300	7
• Biogen Idec, Inc. 480	19
Bristol-Myers Squibb Co. 3,000	64
• Chiron Corp. 300	13
Eli Lilly & Co. 1,725	86
• Forest Laboratories, Inc. 550	21
• Genzyme Corp. 325	23
• Gilead Sciences, Inc. 650	31
Johnson & Johnson 4,622	289

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
• King Pharmaceuticals, Inc. 366	6
• Medimmune, Inc. 400	14
Merck & Co., Inc. 3,400	96
Mylan Laboratories, Inc. 400	8
Pfizer, Inc. 11,557	251
Schering-Plough Corp. 2,300	47
• Watson Pharmaceuticals, Inc. 200	7
Wyeth 2,000	89
	1,340

Real Estate 0.0%

Apartment Investment & Management Co., Class A 100	4
Archstone-Smith Trust 300	12
Equity Office Properties Trust 600	18
Equity Residential 400	16
Plum Creek Timber Co., Inc. 300	12
ProLogis 300	13
Public Storage, Inc. 100	7
Simon Property Group, Inc. 300	21
Vornado Realty Trust 200	16
	119

Retailing 0.2%

• Autonation, Inc. 500	10
• AutoZone, Inc. 150	12
• Bed, Bath & Beyond, Inc. 400	16
Best Buy Co., Inc. 675	30
• Big Lots, Inc. 200	2
Circuit City Stores, Inc. 300	5
Dillards, Inc., Class A 200	4
Dollar General Corp. 515	10
• eBay, Inc. 1,708	68
Family Dollar Stores, Inc. 300	7
Federated Department Stores, Inc. 455	28
The Gap, Inc. 1,362	24
Genuine Parts Co. 250	11
Home Depot, Inc. 3,450	142
J.C. Penney Co., Inc. Holding Co. 400	20
• Kohl's Corp. 500	24
Limited Brands, Inc. 739	15
Lowe's Cos., Inc. 1,200	73
Nordstrom, Inc. 400	14

Security and Number of Shares	Value ($ x 1,000)
• Office Depot, Inc. 600	16
OfficeMax, Inc. 100	3
• RadioShack Corp. 300	7
• Sears Holdings Corp. 154	18
The Sherwin-Williams Co. 200	8
Staples, Inc. 1,125	26
Target Corp. 1,400	78
Tiffany & Co. 250	10
TJX Cos., Inc. 800	17
	698

Semiconductors & Semiconductor Equipment 0.2%

• Advanced Micro Devices, Inc. 560	13
• Altera Corp. 510	8
Analog Devices, Inc. 600	21
Applied Materials, Inc. 2,600	43
• Applied Micro Circuits Corp. 455	1
• Broadcom Corp., Class A 492	21
• Freescale Semiconductor, Inc., Class B 404	10
Intel Corp. 9,800	230
KLA-Tencor Corp. 300	14
Linear Technology Corp. 500	17
• LSI Logic Corp. 500	4
Maxim Integrated Products, Inc. 500	17
• Micron Technology, Inc. 900	12
National Semiconductor Corp. 600	13
• Novellus Systems, Inc. 250	5
• Nvidia Corp. 200	7
• PMC – Sierra, Inc. 300	2
• Teradyne, Inc. 300	4
Texas Instruments, Inc. 2,700	77
Xilinx, Inc. 500	12
	531

Software & Services 0.3%

Adobe Systems, Inc. 800	26
• Affiliated Computer Services, Inc., Class A 203	11
Autodesk, Inc. 400	18
Automatic Data Processing, Inc. 900	42
• BMC Software, Inc. 400	8

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•Citrix Systems, Inc. 300	8
Computer Associates International, Inc. 850	24
•Computer Sciences Corp. 258	13
•Compuware Corp. 600	5
•Convergys Corp. 174	3
•Electronic Arts, Inc. 424	24
Electronic Data Systems Corp. 700	16
First Data Corp. 1,392	56
•Fiserv, Inc. 300	13
•Intuit, Inc. 313	14
•Mercury Interactive Corp. 100	4
❽Microsoft Corp. 14,420	371
•Novell, Inc. 500	4
•Oracle Corp. 5,870	74
•Parametric Technology Corp. 500	3
Paychex, Inc. 525	20
Sabre Holdings Corp., Class A 244	5
Siebel Systems, Inc. 600	6
•Symantec Corp. 1,678	40
•Unisys Corp. 500	3
•Yahoo! Inc. 2,000	74
	885

Technology Hardware & Equipment 0.4%

Security and Number of Shares	Value ($ x 1,000)
•ADC Telecommunications, Inc. 142	2
•Agilent Technologies, Inc. 710	23
•Andrew Corp. 100	1
•Apple Computer, Inc. 1,200	69
•Avaya, Inc. 618	7
•CIENA Corp. 500	1
•Cisco Systems, Inc. 9,930	173
•Comverse Technology, Inc. 300	8
•Corning, Inc. 2,250	45
•Dell, Inc. 3,850	123
•EMC Corp. 3,650	51
•Gateway, Inc. 500	1
Hewlett-Packard Co. 4,703	132
International Business Machines Corp. 2,500	205
•Jabil Circuit, Inc. 322	10

Security and Number of Shares	Value ($ x 1,000)
•JDS Uniphase Corp. 2,010	4
•Lexmark International, Inc., Class A 200	8
•Lucent Technologies, Inc. 7,019	20
Molex, Inc. 250	6
Motorola, Inc. 3,666	81
•NCR Corp. 400	12
•Network Appliance, Inc. 500	14
•QLogic Corp. 138	4
Qualcomm, Inc. 2,400	95
•Sanmina – SCI Corp. 800	3
Scientific-Atlanta, Inc. 200	7
•Solectron Corp. 1,000	4
•Sun Microsystems, Inc. 5,000	20
Symbol Technologies, Inc. 322	3
Tektronix, Inc. 200	5
•Tellabs, Inc. 600	6
•Xerox Corp. 1,200	16
	1,159

Telecommunication Services 0.2%

Security and Number of Shares	Value ($ x 1,000)
Alltel Corp. 500	31
AT&T Corp. 1,181	23
BellSouth Corp. 2,750	72
CenturyTel, Inc. 250	8
Citizens Communications Co. 410	5
•Qwest Communications International, Inc. 2,524	11
SBC Communications, Inc. 5,025	120
Sprint Corp. (FON Group) 4,454	104
Verizon Communications, Inc. 4,188	132
	506

Transportation 0.1%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 600	37
CSX Corp. 300	14
•Delta Air Lines, Inc. 200	—
FedEx Corp. 460	42
Norfolk Southern Corp. 600	24
Ryder Systems, Inc. 100	4
Southwest Airlines Co. 1,218	20
Union Pacific Corp. 400	28

Security and Number of Shares	Value ($ x 1,000)
United Parcel Service, Inc., Class B 1,712	125
	294

Utilities 0.2%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 800	13
• Allegheny Energy, Inc. 170	5
Ameren Corp. 300	16
American Electric Power Co., Inc. 580	22
• Calpine Corp. 400	1
Centerpoint Energy, Inc. 474	6
Cinergy Corp. 300	12
• CMS Energy Corp. 200	3
Consolidated Edison, Inc. 300	14
Constellation Energy Group, Inc. 200	11
Dominion Resources, Inc. 515	39
DTE Energy Co. 200	9
Duke Energy Corp. 1,408	37
• Dynegy, Inc., Class A 500	2
Edison International 500	22
Entergy Corp. 350	25
Exelon Corp. 1,024	53
FirstEnergy Corp. 533	25
FPL Group, Inc. 600	26
KeySpan Corp. 200	7
Nicor, Inc. 100	4
NiSource, Inc. 376	9
Peoples Energy Corp. 100	4
PG&E Corp. 600	22
Pinnacle West Capital Corp. 100	4
PPL Corp. 600	19
Progress Energy, Inc. 354	15
Public Service Enterprise Group, Inc. 400	25
Sempra Energy 297	13
The Southern Co. 1,100	39
TECO Energy, Inc. 200	3
TXU Corp. 400	40
Xcel Energy, Inc. 510	9
	554

Other Investment Companies
93.7% of net assets

Security and Number of Shares	Value ($ x 1,000)
∎❸ Schwab International Index Fund, Select Shares 1,771,585	30,277
∎❷ Schwab S&P 500 Index Fund, Select Shares 2,318,367	43,771
∎❹ Schwab Small-Cap Index Fund, Select Shares 1,353,756	30,270
∎❶ Schwab Total Bond Market Fund 16,675,876	164,424
∎❺ Schwab Value Advantage Money Fund, Institutional Shares 12,860,362	12,860
	281,602

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investment
0.4% of net assets

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	1,338	**1,338**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$281,602
Investments, at value	18,316
Receivables:	
Fund shares sold	544
Dividends	36
Prepaid expenses	+ 10
Total assets	**300,508**

Liabilities

Payables:	
Fund shares redeemed	77
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	6
Accrued expenses	+ 49
Total liabilities	**137**

Net Assets

Total assets	300,508
Total liabilities	− 137
Net assets	**$300,371**

Net Assets by Source

Capital received from investors	268,888
Net investment income not yet distributed	601
Net realized capital losses	(928)
Net unrealized capital gains	31,810

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$300,371		22,379		$13.42

Unless stated, all numbers x 1,000.

The fund paid $268,108 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$27,470
Sales/maturities	$25,134

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds

S&P 500 Index Fund	0.6%
Small-Cap Index Fund	1.9%
International Index Fund	2.2%

Schwab Bond Funds

Total Bond Market Fund	14.0%

Schwab Money Funds

Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$269,238

Net unrealized gains and losses:

Gains	$34,753
Losses	+ (4,073)
	$30,680

Net undistributed earnings:

Ordinary income	$601
Long-term capital gains	$202
Capital losses utilized	$2,047

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated funds	$9,201
Dividends	354
Interest	+ 38
Total investment income	**9,593**

Net Realized Gains and Losses

Net realized gains on sales of affiliated underlying funds	1,370
Net realized gains received from affiliated underlying funds	826
Net realized gains on investments	+ 102
Net realized gains	**2,298**

Net Unrealized Gains and Losses

Net unrealized gains on affiliated underlying funds	3,945
Net unrealized gains on investments	+ 927
Net unrealized gains	**4,872**

Expenses

Investment adviser and administrator fees	1,330
Transfer agent and shareholder service fees	756
Trustees' fees	7
Custodian fees	15
Portfolio accounting fees	39
Professional fees	31
Registration fees	18
Shareholder reports	18
Other expenses	+ 40
Total expenses	2,254
Expense reduction	− 742
Net expenses	**1,512**

Increase in Net Assets from Operations

Total investment income	9,593
Net expenses	− 1,512
Net investment income	**8,081**
Net realized gains	2,298
Net unrealized gains	+ 4,872
Increase in net assets from operations	**$15,251**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the net operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $7,170.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$8,081	$7,916
Net realized gains	2,298	3,273
Net unrealized gains	+ 4,872	9,568
Increase in net assets from operations	**15,251**	**20,757**

Distributions Paid

Dividends from net investment income	**$7,852**	**$8,047**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,139	$55,417	3,721	$47,654
Shares reinvested	560	7,474	602	7,647
Shares redeemed	+ (4,489)	(60,077)	(5,185)	(66,455)
Net transactions in fund shares	**210**	**$2,814**	**(862)**	**($11,154)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	22,169	$290,158	23,031	$288,602
Total increase or decrease	+ 210	10,213	(862)	1,556
End of period	**22,379**	**$300,371**	**22,169**	**$290,158**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 16% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $1,730 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

Current period	
Ordinary income	$7,852
Long-term capital gains	$–
Prior period	
Ordinary income	$8,047
Long-term capital gains	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period $3

Dollar amounts are net of the redemption fee proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $601 and $372 at the end of the current period and prior period, respectively.

 See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year, except for the Conservative Portfolio, which makes income distributions quarterly.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Index Fund
Schwab Institutional Select S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Large-Cap Growth Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

57

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 10/31/05 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted average Interest Rate* (%)
MarketTrack All Equity Portfolio	—	330	4.03
MarketTrack Growth Portfolio	—	328	3.90
MarketTrack Balanced Portfolio	—	405	2.97
MarketTrack Conservative Portfolio	—	218	3.45

*Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's

investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** Valued at their respective net asset values as determined by those funds, in accordance with the Investment Company Act of 1940.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab MarketTrack All Equity Portfolio™

Schwab MarketTrack Growth Portfolio™

Schwab MarketTrack Balanced Portfolio™

Schwab MarketTrack Conservative Portfolio™

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab MarketTrack All Equity Portfolio, Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, and Schwab MarketTrack Conservative Portfolio (constituting four funds of Schwab Capital Trust, hereafter referred to as the "Funds") at October 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California

December 16, 2005

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Capital Trust (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust, operating as of December 31 of the previous year, including the Schwab MarketTrack All Equity Portfolio, the Schwab MarketTrack Growth Portfolio, the Schwab MarketTrack Balanced Portfolio and the Schwab MarketTrack Conservative Portfolio, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreement for an additional one year period. The Board's approval of the Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreement, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreement reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreement.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreement. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund. Following such evaluation,

the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreement.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreement, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreement.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreement.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreement and concluded that the compensation under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Life Insurance Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[2] *Until 2001:* Stanford University, Special Advisor to the President. *From 1996-2001:* Stanford University, Vice President of Business Affairs, Chief Financial Officer.
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising San Francisco. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
William A. Hasler 1941	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services Enterprise, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (6/01 to 8/02); Chief Investment Officer, Fixed, American Century Companies, Inc. (1/97 to 6/01).

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Annual Report

October 31, 2005



Laudus MarketMasters Funds™

Laudus U.S. MarketMasters Fund™

Laudus Balanced MarketMasters Fund™

Laudus Small-Cap MarketMasters Fund™

Laudus International MarketMasters Fund™

Four distinct Funds, each combining the expertise of leading investment managers with Schwab's overall supervision.

In This Report

Select Shares® are available for the MarketMasters Funds™

The Laudus MarketMasters Funds offer Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab or your broker dealer to perform a tax-free interclass exchange into Select Shares.

To learn more, please see the Funds' prospectus at **www.laudus.com.** Or, call **1.800.435.4000** to order a prospectus or to speak with a representative.

The Laudus Group of Funds includes the Laudus Rosenberg Funds, which are part of the Laudus Trust and distributed by ALPS Distributor, Inc., and the Laudus MarketMasters Funds, which are part of the Schwab Capital Trust and distributed by Charles Schwab & Co., Inc. Charles Schwab & Co., Inc. (member SIPC) serves as dealer for the Laudus Funds.

Management's Discussion for the year ended October 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. (CSIM). She joined the firm in 1992 and has held a variety of executive positions at Schwab.



Jana D. Thompson is President and CEO of Laudus Funds. Prior to joining Charles Schwab & Co., Inc. in 2000, she enjoyed a 16-year career in asset management and client services.

Dear Shareholder,

We're pleased to bring you the annual report for the Laudus MarketMasters Funds for the one-year period ended October 31, 2005. Despite the volatility in equity markets, these funds all enjoyed positive returns and all but one outperformed their respective benchmarks.

As part of the Laudus Funds Group, the Laudus MarketMasters Funds provide individual investors access to the proven expertise of an extraordinary line-up of portfolio managers and the ongoing oversight of Charles Schwab Investment Management, Inc. (CSIM). Each fund is managed by sub-advisors carefully selected by CSIM on the basis of their constant performance records, industry leadership and innovation.

These funds take advantage of the strengths of their sub-advisors by bringing together a variety of investment styles under a disciplined approach. We would like to specifically highlight the Laudus International MarketMasters Fund. The Fund assets grew to over $1 billion, and it delivered top decile performance in its category for the one-year period ended October 31, 2005.[1] We are proud of the fund's record and its success among its peers.

We continue to search for ways to offer you more choices and tremendous value. Your trust is very important to us and we at Laudus Funds will do all we can to maintain that trust. Thank you for investing with us.

Sincerely,

Performance data quoted represents past performance and does not indicate future results. Visit Schwab.com for month-end performance information. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.

[1] Source: Lipper International Multi-Cap Growth Funds. Rankings for the Investor and Select Share for the one-year period were, respectively, #14 and #13 out of 180 funds; for the three-year period, Investor Shares ranked #5 out of 155 funds; and for the five-year period, Investor Shares ranked #17 out of 109 funds. Lipper, Inc. rankings are based on average annual total returns not including sales charges.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, has overall responsibility for the management of the Funds. Prior to joining the firm in 1997, he worked for nine years in asset allocation and manager selection.

Kimberly Formon, CFA, a director and portfolio manager of the investment adviser, co-manages the Funds. Prior to joining the firm in 1999, she worked for 10 years in equity and fixed-income analysis.

The Investment Environment and the Funds

Despite a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit all-time highs and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the Fed Funds Target eight consecutive times in the one-year report period. The moves had a limited impact on overall economic growth, due primarily to the record-low level of interest rates from which the increases began.

Despite concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.6%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ▇ 8.72% **S&P 500® Index:** measures U.S. large-cap stocks
- ▇ 12.08% **Russell 2000® Index:** measures U.S. small-cap stocks
- ▇ 18.09% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 1.13% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.

The big news for the past few months was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructure in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September. However, a quick action by the federal government to release Strategic Petroleum Reserves and soften oil demand led to a subsequent decline off that peak. While the full economic effect of the hurricanes was unknown at the end of the report period, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in the area.

Another significant event that occurred during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he has not yet been confirmed into office, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks held up well. The S&P 500 Index[1] posted gains of 8.72% for the one-year period ending on October 31, 2005 while the Russell 2000 Index also displayed a positive return of 12.08%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 18.09% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 1.13%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we were in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Source of Sector Classification: S&P and MSCI.

Performance at a Glance

Total return for the 12 months ended 10/31/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/marketmasters.

Laudus U.S. MarketMasters Fund™

Investor Shares. **9.32%**
Select Shares® **9.50%**
Benchmark **8.72%**
Fund Category[1] **9.53%**

Performance Details . . . . . pages 6-7

Laudus Balanced MarketMasters Fund™

Investor Shares. **8.92%**
Select Shares **9.11%**
Benchmark **5.73%**
Fund Category[1] **7.62%**

Performance Details . . . . pages 9-10

Laudus Small-Cap MarketMasters Fund™

Investor Shares **9.85%**
Select Shares. **10.01%**
Benchmark **12.08%**
Fund Category[1] **13.72%**

Performance Details . . . pages 12-13

Laudus International MarketMasters Fund™

Investor Shares **23.75%**
Select Shares. **23.90%**
Benchmark **18.09%**
Fund Category[1] **17.27%**

Performance Details . . . pages 15-16

The Laudus U.S. MarketMasters Fund returned 9.32% versus its benchmark, the S&P 500 Index, which was up 8.72% for the one-year period. Thornburg Investment Management, Inc., with a large-cap blend focus, had a positive impact on the fund, as a result of having the largest allocation of fund assets coupled with its outperformance versus the S&P 500 Index. Gardner Lewis Asset Management Limited Partnership, whose focus is growth, nearly matched the Russell 1000 Growth Index but was a slight drag on fund performance as value was favored over growth during this period. Harris Associates Limited Partnership, the fund's large cap value manager, fell short of outperforming the Russell 1000 Value Index as a result of poor sector allocation, namely to Consumer Discretionary and Energy. TCW Investment Management Company's underperformance relative to the Russell Mid-Cap Index was largely driven by weak stock selection in Health Care, Information Technology and Consumer Discretionary sectors.

The Laudus Balanced MarketMasters Fund returned 8.92%, outperforming the Balanced Blended Index (60/40 S&P500/Lehman Aggregate), which returned 5.73%. The fund was overweight in stocks for the one-year period, as we believed stocks would have the potential for higher returns. This overweight helped the fund's performance. TCW Investment Management Company, whose focus is on large-cap value stocks, performed particularly well due to positive stock selection in almost all sectors. Gardner Lewis Asset Management Limited Partnership came in slightly ahead of the Russell 1000 Growth Index, but hurt fund performance slightly as value continued to outperform growth. Although Janus Capital Management LLC / Perkins, Wolf, McDonnell and Company, LLC, who focuses on mid-cap stocks, underperformed its Russell Mid-Cap Value benchmark, the firm still added to performance as mid-cap stocks performed better than large- or small-cap stocks over the one-year period. On the fixed-income side, PIMCO (Pacific Investment Management Company LLC) outperformed the Lehman Brothers U.S. Aggregate Bond Index for the one-year period.

Source of Sector Classification: S&P and MSCI. All Fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the Funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.
Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.
[1] Source for category information: Morningstar, Inc.

The Laudus Small-Cap MarketMasters Fund was up 9.85% for the one-year period, underperforming its benchmark, the Russell 2000 Index, which returned 12.08%. The outperformance by two of the sub-advisors relative to their respective benchmarks was not enough to overcome the results of weak stock and sector selection in the other two sub-advisors. Notably, Veredus Asset Management LLC outperformed its Russell 2000 Growth benchmark as did Tocqueville Asset Management Company who outperformed its Russell 2000 benchmark. Strong selection was the driver of outperformance for both managers. On the other hand, weak stock and sector selection detracted from the performance of TAMRO Capital Partners, LLC and TCW Investment Management Company, which underperformed their respective Russell 2000 Value and Russell Mid-Cap Value benchmarks. This underperformance detracted from the fund's performance as the two value indices' returns beat Russell 2000 and Russell Growth index returns for the one-year period.

The Laudus International MarketMasters Fund was up 23.75% for the one-year period, outperforming its benchmark, the MSCI EAFE, which was up 18.09%. All four sub-advisors performed well during this period, with American Century Global Investment Management, Inc. (American Century) as a positive outlier. American Century returned 42.85% for the one-year versus 18.12% for the MSCI EAFE Index. This outperformance can be attributed to solid stock selection in eight out of the ten sectors. Robust stock selection was a continuing theme in the other sub-advisors for this Fund. Artisan Partners Limited Partnership and Harris Associates Limited Partnership's outperformance were also driven by stock selection, specifically within the Financials sector. William Blair & Company LLC was also helped by solid stock selection in Consumer Discretionary, Financials, Health Care and Information Technology.

Source of Sector Classification: S&P and MSCI.
Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Laudus U.S. MarketMasters Fund™

Investor Shares Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares** Ticker Symbol: SWOGX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 11/18/96
Investor Shares	9.32%	-0.94%	5.94%
S&P 500 Index	8.72%	-1.73%	7.30%
Morningstar Large-Cap Blend	9.53%	-1.41%	6.37%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

■ $16,766 **Investor Shares**
■ $18,801 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund was originally an asset allocation Fund with a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares** Ticker Symbol: SWMGX
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



20%
10%
0%
-10%
9.50%
8.72%
9.53%
5.91%
7.51%
7.72%
1 Year
Since Inception: 6/4/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

- $54,225 **Select Shares**
- $55,384 **S&P 500® Index**



$75,000
$50,000
$25,000
$0
6/4/04
10/04
10/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Value Blend Growth

Market Cap: Large / Medium / Small

Statistics

Number of Holdings	159
Weighted Average Market Cap ($ x 1,000,000)	$45,449
Price/Earnings Ratio (P/E)	24.9
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	83%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Gardner Lewis Asset Management L.P.[3]	Large-Cap Growth	26.8%
Harris Associates L.P.	Mid/Large-Cap Value	19.5%
TCW Investment Management Company	Small/Mid-Cap Blend	20.3%
Thornburg Investment Management, Inc.	Large-Cap Blend	33.1%

Top Holdings[4]

Security	% of Net Assets
❶ **Time Warner, Inc.**	2.1%
❷ **The Goldman Sachs Group, Inc.**	2.0%
❸ **Caremark Rx, Inc.**	1.7%
❹ **NII Holdings, Inc.**	1.5%
❺ **Google, Inc.**	1.5%
❻ **Target Corp.**	1.5%
❼ **Comcast Corp.,** Class A	1.4%
❽ **Coca-Cola Co.**	1.4%
❾ **National Semiconductor Corp.**	1.4%
❿ **Cendant Corp.**	1.3%
Total	**15.8%**

Sector Weightings % of Investments

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



19.8%	Consumer Discretionary
19.4%	Information Technology
17.7%	Financials
14.6%	Health Care
8.6%	Industrials
5.4%	Consumer Staples
5.3%	Energy
3.6%	Telecommunication Services
2.3%	Materials
0.9%	Utilities
2.4%	Other

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] Gardner Lewis replaced Eagle Asset Management as of December 27, 2004.

[4] This list is not a recommendation of any security by the investment adviser.

Laudus Balanced MarketMasters Fund™

Investor Shares Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOBX
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



	1 Year	5 Years	Since Inception: 11/18/96
Fund: Investor Shares	8.92%	2.94%	7.42%
Benchmark: Balanced Blended Index	5.73%	1.77%	7.27%
Fund Category	7.62%	2.00%	6.23%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark and two additional indices.

■ $18,985 **Investor Shares**
■ $18,745 **Balanced Blended Index**
■ $18,801 **S&P 500® Index**
□ $17,273 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund originally used a different asset allocation strategy and a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWMBX
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



1 Year

- 9.11%
- 5.73%
- 7.62%

Since Inception: 6/3/04

- 8.44%
- 6.01%
- 7.13%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $56,065 **Select Shares**
■ $54,296 **Balanced Blended Index**
■ $54,975 **S&P 500® Index**
□ $53,110 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ **Fannie Mae** 5.50%, 09/01/34	3.5%
❷ **Fannie Mae** 5.50%, 11/01/34	2.0%
❸ **U.S.Treasury Note** 3.50%, 02/15/10	1.7%
❹ **Fannie Mae** 6.00%, 04/01/35	1.7%
❺ **Conoco Phillips**	1.5%
❻ **UK Treasury Gilt** 4.75%, 06/07/10	1.4%
❼ **U.S.Treasury Note** 4.00%, 06/15/09	1.4%
❽ **Fannie Mae** 5.50%, 02/01/35	1.4%
❾ **Hewlett Packard Co.**	1.4%
❿ **Fannie Mae** 5.50%, 04/01/35	1.4%
Total	**17.4%**

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TCW Investment Management Company[3]	Large-Cap Value	33.5%
Gardner Lewis Asset Management L.P.[4]	Large-Cap Growth	17.7%
Janus Capital Management LLC/ Perkins, Wolf, McDonnell and Company, LLC	Mid-Cap Value	18.0%
Pacific Investment Management Company LLC	Total Return Fixed-Income	30.3%

Statistics

Number of Long Holdings	308
Number of Short Positions	6
Weighted Average Market Cap ($ x 1,000,000)	$32,452
Price/Earnings Ratio (P/E)	25.8
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	283%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector Weightings % of Equity Securities

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 17.8% **Financials**
- 17.5% **Consumer Discretionary**
- 16.3% **Information Technology**
- 14.5% **Health Care**
- 9.8% **Industrials**
- 6.5% **Energy**
- 5.7% **Consumer Staples**
- 2.9% **Telecommunication Services**
- 2.8% **Materials**
- 2.1% **Utilities**
- 4.1% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.
[3] TCW Investment Management replaced Aronson+Johnson+Ortiz as of November 1, 2004.
[4] Gardner Lewis replaced Eagle Asset Management as of December 27, 2004.

Laudus Small-Cap MarketMasters Fund™

Investor Shares Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOSX
■ Benchmark: **Russell 2000® Index**
■ Fund Category: **Morningstar Small-Cap Blend**



	1 Year	5 Years	Since Inception: 9/16/97
Fund: Investor Shares	9.85%	4.27%	6.11%
Benchmark: Russell 2000 Index	12.08%	6.74%	6.15%
Fund Category: Morningstar Small-Cap Blend	13.72%	9.75%	7.99%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

■ $16,201 **Investor Shares**
■ $16,256 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Laudus Small-Cap MarketMasters Fund

Select Shares® Performance as of 10/31/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWMSX
■ Benchmark: **Russell 2000® Index**
■ Fund Category: **Morningstar Small-Cap Blend**



1 Year
- 10.01%
- 12.08%
- 13.72%

Since Inception: 6/9/04
- 7.57%
- 9.68%
- 11.56%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $55,365 **Select Shares**
■ $56,886 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Style Assessment[1]



Statistics

Number of Holdings	211
Weighted Average Market Cap ($ x 1,000,000)	$2,075
Price/Earnings Ratio (P/E)	42.7
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate	94%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TAMRO Capital Partners, LLC	Small-Cap Value	29.3%
TCW Investment Management Company	Small/Mid-Cap Blend	15.4%
Tocqueville Asset Management LP	Small-Cap Blend	8.4%
Veredus Asset Management LLC	Small-Cap Growth	45.0%

Top Holdings[3]

Security	% of Net Assets
❶ **Beazer Homes USA, Inc.**	1.9%
❷ **The Chicago Mercantile Exchange.**	1.7%
❸ **AirTran Holdings, Inc.**	1.5%
❹ **The Shaw Group, Inc.**	1.5%
❺ **Steelcase, Inc.,** Class A	1.4%
❻ **Meritage Corp.**	1.4%
❼ **The Ryland Group, Inc.**	1.3%
❽ **United Therapeutics Corp.**	1.3%
❾ **URS Corp.**	`1.2%
❿ **Standard Pacific Corp.**	1.1%
Total	**14.3%**

Sector Weightings % of Investments

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.5% **Consumer Discretionary**
- 20.8% **Information Techology**
- 19.2% **Industrials**
- 17.4% **Health Care**
- 8.5% **Financials**
- 5.0% **Energy**
- 2.4% **Consumer Staples**
- 1.6% **Materials**
- 3.6% **Other**

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Laudus International MarketMasters Fund™

Investor Shares Performance as of 10/31/05

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund's Investor Shares with a benchmark and the Fund's Morningstar category.

- **Fund: Investor Shares** Ticker Symbol: SWOIX
- **Benchmark: MSCI EAFE® Index**
- Fund Category: **Morningstar Foreign Large-Cap Growth**



	1 Year	5 Years	Since Inception: 10/16/96
Investor Shares	23.75%	5.26%	10.60%
MSCI EAFE Index	18.09%	3.04%	5.08%
Morningstar Foreign Large-Cap Growth	17.27%	-0.52%	5.31%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund's Investor Shares, compared with a similar investment in a benchmark.

- ■ $24,878 **Investor Shares**
- ■ $15,659 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 10/31/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWMIX
■ Benchmark: **MSCI EAFE® Index**
■ Fund Category: **Morningstar Foreign Large-Cap Growth**



	1 Year	Since Inception: 4/2/04
Fund	23.90%	14.33%
Benchmark	18.09%	12.49%
Category	17.27%	11.55%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $61,815 **Select Shares**
■ $60,247 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ Nestle SA	1.5%
❷ GlaxoSmithKline PLC	1.4%
❸ Novartis AG	1.3%
❹ Bayerische Motoren-Werke AG	1.2%
❺ Diageo PLC	1.2%
❻ SK Telecom Co., Ltd.	1.2%
❼ Honda Motor Co., Ltd.	1.2%
❽ Banque National de Paris	1.1%
❾ Kookmin Bank	1.1%
❿ Takada Chemical Industries Ltd.	1.0%
Total	**12.2%**

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
American Century Global Investment Management, Inc.	International Small Company	18.4%
Artisan Partners Limited Partnership	International Growth	15.2%
Harris Associates L.P.	International Value	38.1%
William Blair & Company, LLC	International Growth	26.8%

Statistics

Number of Holdings	410
Weighted Average Market Cap ($ x 1,000,000)	$27,035
Price/Earnings Ratio (P/E)	20.0
Price/Book Ratio (P/B)	3.0
Portfolio Turnover Rate	53%

Minimum Initial Investment[2]

Investor Shares — $2,500
($1,000 for retirement, education and custodial accounts)

Select Shares — $50,000

Sector and Country Weightings % of Investments

These charts show the Fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



23.2%	Financials
20.9%	Consumer Discretionary
10.8%	Industrials
9.6%	Consumer Staples
9.4%	Health Care
7.0%	Information Technology
4.1%	Energy
4.1%	Telecommunication Services
3.8%	Materials
0.5%	Utilities
6.6%	Other

Country



18.7%	Japan
13.8%	United Kingdom
9.4%	Switzerland
9.2%	France
8.3%	Germany
5.2%	Netherlands
3.9%	South Korea
3.0%	Italy
23.9%	Other Countries
4.6%	Cash & Cash Equivalents

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a Fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2005 and held through October 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05–10/31/05
Laudus U.S. MarketMasters Fund™				
Investor Shares				
Actual Return	1.25%	$1,000	$1,065.30	$6.51
Hypothetical 5% Return	1.25%	$1,000	$1,018.90	$6.36
Select Shares®				
Actual Return	1.07%	$1,000	$1,066.00	$5.57
Hypothetical 5% Return	1.07%	$1,000	$1,019.81	$5.45
Laudus Balanced MarketMasters Fund™				
Investor Shares				
Actual Return	1.10%	$1,000	$1,045.60	$5.67
Hypothetical 5% Return	1.10%	$1,000	$1,019.66	$5.60
Select Shares				
Actual Return	0.95%	$1,000	$1,046.30	$4.90
Hypothetical 5% Return	0.95%	$1,000	$1,020.42	$4.84

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05–10/31/05
Laudus Small-Cap MarketMasters Fund™				
Investor Shares				
Actual Return	1.55%	$1,000	$1,109.50	$8.24
Hypothetical 5% Return	1.55%	$1,000	$1,017.39	$7.88
Select Shares				
Actual Return	1.37%	$1,000	$1,110.10	$7.29
Hypothetical 5% Return	1.37%	$1,000	$1,018.30	$6.97
Laudus International MarketMasters Fund™				
Investor Shares				
Actual Return	1.65%	$1,000	$1,116.40	$8.80
Hypothetical 5% Return	1.65%	$1,000	$1,016.89	$8.39
Select Shares				
Actual Return	1.47%	$1,000	$1,116.90	$7.84
Hypothetical 5% Return	1.47%	$1,000	$1,017.80	$7.48

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by days of the fiscal year.

Laudus U.S. MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	10.30	9.94	7.48	9.20	13.89
Income or loss from investment operations:					
Net investment income or loss	0.02	(0.03)	(0.01)	0.06	0.38
Net realized and unrealized gains or losses	0.94	0.39	2.47	(1.68)	(3.21)
Total income or loss from investment operations	0.96	0.36	2.46	(1.62)	(2.83)
Less distributions:					
Dividends from net investment income	–	–	–	(0.10)	(0.46)
Distributions from net realized gains	–	–	–	–	(1.40)
Total distributions	–	–	–	(0.10)	(1.86)
Net asset value at end of period	11.26	10.30	9.94	7.48	9.20
Total return (%)	9.32	3.62	32.89	(17.92)	(22.81)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.25	1.25	1.25	0.83[1,2]	0.50[2]
Gross operating expenses	1.38	1.39	1.42	1.16[2]	0.89[2]
Net investment income or loss	0.14	(0.25)	(0.12)	0.50	3.27
Portfolio turnover rate	83	72	97	390	145
Net assets, end of period ($ x 1,000,000)	150	180	169	129	176

[1] The ratio of net operating expenses would have been 0.74% if certain non-routine expenses (proxy fees) had not been included.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

Select Shares	11/1/04–10/31/05	6/4/04[1]–10/31/04–
Per-Share Data ($)		
Net asset value at beginning of period	10.32	10.42
Income or loss from investment operations:		
Net investment income or loss	0.02	(0.00)[2]
Net realized and unrealized gains or losses	0.96	(0.10)
Total income or loss from investment operations	0.98	(0.10)
Net asset value at end of period	11.30	10.32
Total return (%)	9.50	(0.96)[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.07	1.07[4]
Gross operating expenses	1.33	1.37[4]
Net investment income or loss	0.25	(0.08)[4]
Portfolio turnover rate	83	72[3]
Net assets, end of period ($ x 1,000,000)	2	1

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
95.7% Common Stock	130,770	146,292
2.2% Foreign Common Stock	3,371	3,345
1.9% Other Investments	2,902	2,902
99.8% Total Investments	137,043	152,539
0.2% Other Assets and Liabilities		303
100.0% Total Net Assets		152,842

Security and Number of Shares	Value ($ x 1,000)
Common Stock 95.7% of net assets	

Banks 4.3%

Bank of America Corp. 31,100	1,360
Commerce Bancorp, Inc. 12,460	380
North Fork Bancorp, Inc. 27,600	699
Peoples Bank 9,005	290
Sovereign Bancorp, Inc. 82,000	1,769

Security and Number of Shares	Value ($ x 1,000)
Washington Mutual, Inc. 43,200	1,711
Zions Bancorp. 5,600	411
	6,620

Business Machines & Software 1.1%

Hewlett Packard Co. 45,000	1,262
• Lexmark International, Inc., Class A 9,740	404
	1,666

Business Services 0.8%

• Symantec Corp. 52,200	**1,245**

Capital Goods 5.1%

• 3M Co. 10,200	775
• Alliant Techsystems, Inc. 9,600	674
Dover Corp. 18,100	706
• EMCOR Group, Inc. 9,755	595
General Electric Co. 46,400	1,574
Grainger, Inc. 9,600	643
SPX Corp. 10,600	456
Tyco International Ltd. 65,000	1,715
York International Corp. 10,570	593
	7,731

Chemical 1.2%

Cytec Industries, Inc. 8,330	344
Dow Chemical Co. 31,100	1,426
	1,770

Commercial Services & Supplies 1.8%

• Apollo Group Inc., Class A 11,600	731
❿ Cendant Corp. 111,700	1,946
• FTI Consulting, Inc. 1,070	29
	2,706

Consumer Durables & Apparel 1.3%

American Greetings Corp., Class A 42,500	1,073
Jones Apparel Group, Inc. 15,465	422
Leggett & Platt, Inc. 27,950	560
	2,055

Security and Number of Shares	Value ($ x 1,000)
Consumer Services 3.8%	
Carnival Corp. 19,000	944
McDonald's Corp. 60,000	1,896
• Starwood Hotel & Resorts Worldwide, Inc. 18,800	1,098
Yum! Brands, Inc. 36,000	1,831
	5,769
Diversified Financials 7.8%	
American Express Co. 25,000	1,244
Bank of New York Co., Inc. 52,200	1,633
Capital One Financial Corp. 16,400	1,252
Citigroup, Inc. 32,300	1,479
JP Morgan Chase & Co. 52,000	1,904
The Chicago Mercantile Exchange 3,720	1,359
❷ The Goldman Sachs Group, Inc. 23,660	2,990
	11,861
Electronics 2.1%	
• Avid Technology, Inc. 16,600	817
• LAM Research Corp. 17,000	574
Linear Technology Corp. 6,100	203
• LSI Logic Corp. 60,700	492
• MEMC Electronic Materials, Inc. 32,500	583
Tektronix, Inc. 20,820	478
	3,147
Energy 3.3%	
ChevronTexaco Corp. 29,775	1,699
• Cooper Cameron Corp. 6,800	502
ENSCO International, Inc. 8,100	369
Exxon Mobil Corp. 30,400	1,707
• Transocean, Inc. 14,200	816
	5,093
Energy: Raw Materials 0.8%	
Schlumberger Ltd. 12,400	1,126
• Weatherford International Ltd. 2,500	156
	1,282
Food & Staples Retailing 1.0%	
Costco Cos., Inc. 30,000	**1,451**

Security and Number of Shares	Value ($ x 1,000)
Food Beverage & Tobacco 2.7%	
❽ Coca-Cola Co. 48,900	2,092
Molson Coors Brewing Co. 8,240	508
The Pepsi Bottling Group, Inc. 55,000	1,564
	4,164
Health Care Equipment & Services 9.5%	
• Baxter International, Inc. 45,000	1,721
Beckman Coulter, Inc. 8,400	414
• Boston Scientific Corp. 18,203	457
• ❸ Caremark Rx, Inc. 48,650	2,549
Cigna Corp. 12,300	1,425
• Eclipsys Corp. 46,000	736
• Edwards Lifesciences Corp. 11,000	455
• Fisher Scientific International, Inc. 20,500	1,158
Health Management Associates, Inc., Class A 39,900	854
Hillenbrand Industries, Inc. 9,200	424
• St. Jude Medical, Inc. 26,000	1,250
• Tenet Healthcare Corp. 52,200	440
• Thermo Electron Corp. 21,900	661
• Varian, Inc. 20,550	756
• Wellpoint, Inc. 16,700	1,247
	14,547
Healthcare / Drugs & Medicine 1.3%	
Johnson & Johnson, Inc. 11,750	736
Valeant Pharmaceuticals International 28,450	488
• Zimmer Holdings, Inc. 11,400	727
	1,951
Household & Personal Products 0.7%	
Colgate-Palmolive Co. 18,900	**1,001**
Household Products 1.3%	
Estee Lauder Cos., Inc., Class A 15,800	524
International Flavors & Fragrances, Inc. 13,800	456
Procter & Gamble Co. 18,400	1,030
	2,010

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Insurance 2.5%	
AFLAC, Inc. 18,700	893
Arthur J. Gallagher & Co. 16,950	499
Assurant, Inc. 21,040	804
MBIA, Inc. 18,999	1,107
Old Republic International Corp. 22,700	588
	3,891
Materials 0.8%	
Monsanto Co. 20,400	**1,285**
Media 8.3%	
• Cablevision Systems New York Group, Class A 30,000	744
•❼ Comcast Corp., Class A 77,350	2,120
• Directv Group, Inc. 99,111	1,409
Dow Jones & Co., Inc. 10,100	342
• Entercom Communications Corp. 6,150	178
• Liberty Global, Inc., Series C 8,000	190
• Liberty Global. Inc., Class A 8,000	198
• Liberty Media Corp., Class A 183,000	1,459
• Sirius Satellite Radio, Inc. 41,740	260
The Walt Disney Co. 28,500	695
•❶ Time Warner, Inc. 179,200	3,195
• Univision Communications, Inc. 14,165	370
Westwood One, Inc. 15,350	284
• XM Satellite Radio Holdings, Inc. 42,755	1,233
	12,677
Miscellaneous Finance 2.0%	
Freddie Mac 13,900	853
Morgan Stanley 26,000	1,415
Nuveen Investments, Inc., Class A 19,800	801
	3,069
Non-Durables & Entertainment 0.5%	
• Electronic Arts, Inc. 14,200	**808**
Oil: Domestic 0.7%	
• Murphy Oil Corp. 3,300	154
• National-Oilwell Varco, Inc. 14,100	881
	1,035

Security and Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 3.3%	
• Charles River Laboratories, Inc. 9,970	436
◆ GlaxoSmithKline PLC 17,600	915
•◆ Novartis AG 17,000	915
• Par Pharmaceutical Cos., Inc. 12,900	334
Pfizer, Inc. 61,000	1,326
◆ Teva Pharmaceutical Industries Ltd. 28,300	1,079
	5,005
Producer Goods & Manufacturing 0.4%	
Pentair, Inc. 19,600	**637**
Retailing 6.1%	
• Ann Taylor Stores Corp. 9,000	219
Family Dollar Stores, Inc. 24,900	551
Federated Department Stores, Inc. 12,448	764
• Linens 'n Things, Inc. 39,291	988
Officemax, Inc. 24,380	683
❻ Target Corp. 40,750	2,269
The Gap, Inc. 71,000	1,227
• The TJX Max Cos., Inc. 34,700	747
Tiffany & Co. 48,800	1,923
	9,371
Semiconductors & Semiconductor Equipment 4.9%	
Applied Materials, Inc. 53,600	878
• Cypress Semiconductor Corp. 52,300	711
• Freescale Semiconductor, Inc., Class B 27,700	662
Intersil Holding Corp., Class A 21,800	496
Microchip Technology, Inc. 25,700	775
• Micron Technology, Inc. 23,900	311
❾ National Semiconductor Corp. 92,225	2,087
• Novellus Systems, Inc. 32,750	716
• Teradyne, Inc. 62,350	844
	7,480
Software & Services 3.9%	
Adobe Systems, Inc. 19,700	635
• Bearingpoint, Inc. 101,300	711
•❺ Google, Inc. 6,139	2,284

Security and Number of Shares	Value ($ x 1,000)
Microsoft Corp. 45,600	1,172
• Oracle Systems Corp. 68,200	865
• Unisys Corp. 46,100	236
	5,903

Technology Hardware & Equipment 6.4%

• Andrew Corp. 48,100	511
• Anixter International, Inc. 9,300	345
• Arrow Electronics, Inc. 3,970	117
• Celestica, Inc. 42,470	406
• Cisco Systems, Inc. 81,400	1,420
• Corning, Inc. 42,400	852
Diebold, Inc. 19,880	719
• EMC Corp. 79,100	1,104
• Juniper Networks, Inc. 37,800	882
Motorola, Inc. 77,700	1,722
Qualcomm, Inc. 25,200	1,002
• Vishay Intertechnology, Inc. 67,500	765
	9,845

Telecommunication Services 3.3%

Alltel Corp. 22,000	1,361
• Crown Castle International Corp. 21,800	534
• Leap Wireless International, Inc. 26,500	875
•❹ NII Holdings, Inc. 27,800	2,305
	5,075

Telephone 0.3%

• American Tower Corp. 17,400	**415**

Transportation 1.6%

Southwest Airlines, Inc. 72,232	1,156
Union Pacific Corp. 18,700	1,294
	2,450

Security and Number of Shares	Value ($ x 1,000)
Utilities: Electric & Gas 0.8%	
Constellation Energy Group, Inc. 7,500	411
TXU Corp. 8,600	866
	1,277

Foreign Common Stock 2.2% of net assets

Croatia 0.4%

Canadian Natural Resources Ltd. 16,800	**687**

France 0.7%

Sanofi-Aventis 12,700	**1,017**

United Kingdom 1.1%

Lloyds TSB Group PLC 159,400	1,303
Willis Group Holdings Ltd. 9,100	338
	1,641

Other Investments 1.9% of net assets

Other Investment Companies 1.9%

Provident Institutional Funds— TempFund 2,901,598	**2,902**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$152,539
Receivables:	
Fund shares sold	3
Dividends	125
Foreign tax reclaims	6
Investments sold	1,793
Prepaid expenses	+ 20
Total assets	**154,486**

Liabilities

Payables:	
Fund shares redeemed	35
Investments bought	1,534
Investment adviser and administrator fees	8
Transfer agency and shareholder service fees	3
Trustees fees	1
Accrued expenses	+ 63
Total liabilities	**1,644**

Net Assets

Total assets	154,486
Total liabilities	– 1,644
Net assets	**$152,842**

Net Assets by Source

Capital received from investors	170,239
Net investment income not yet distributed	206
Net realized capital losses	(33,099)
Net unrealized capital gains	15,496

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$150,373		13,353		$11.26
Select Shares	$2,469		218		$11.30

Unless stated, all numbers x 1,000.

The fund paid $137,043 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$134,375
Sales/maturities	$174,944

These derive from investments, foreign currency transactions and futures.

Federal Tax Data

Portfolio cost	$138,044
Net unrealized gains and losses:	
Gains	$20,237
Losses	+ (5,742)
	$14,495
Net undistributed earnings:	
Ordinary income	$206
Long-term capital gains	$–
Capital losses utilized	**$18,919**
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2010	$31,494
2011	+ 604
	$32,098
Reclassifications:	
Net investment income not yet distributed	($23)
Reclassified as:	
Net realized capital gains	$26
Capital received from investors	($3)

 See financial notes.

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$2,328
Interest	+ 2
Total investment income	**2,330**

Net of $4 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	20,631
Net realized losses of futures contracts	(100)
Net realized losses on foreign currency transactions	+ (23)
Net realized gains	**20,508**

Calculated as a percentage of average daily net assets: 0.925% of the first $500 million, 0.920% of the next $500 million, and 0.910% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 1.00% of average daily net assets.

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(4,726)**

Expenses

Investment adviser and administrator fees	1,602
Transfer agent and shareholder service fees:	
Investor Shares	416
Select Shares	4
Trustees' fees	7
Custodian and portfolio accounting fees	142
Professional fees	44
Registration fees	39
Shareholder reports	60
Other expenses	+ 10
Total expenses	2,324
Expense reduction	− 223
Net expenses	**2,101**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $220 from the investment adviser (CSIM) and $3 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.25%
Select Shares	1.07%

This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets From Operations

Total investment income	2,330
Net expenses	− 2,101
Net investment income	**229**
Net realized gains	20,508
Net unrealized losses	+ (4,726)
Increase in net assets from operations	**$16,011**

These add up to a net gain on investments of $15,782.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income or loss	$229	($469)
Net realized gains	20,508	10,532
Net unrealized losses +	(4,726)	(5,030)
Increase in net assets from operations	**$16,011**	**$5,033**

Transactions in Fund Shares

The fund started offering Select shares on June 4, 2004.

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	470	$5,144	4,950	$52,179
Select Shares +	220	2,449	118	1,210
Total shares sold	**690**	**$7,593**	**5,068**	**$53,389**
Shares Redeemed				
Investor Shares	(4,578)	($50,431)	(4,454)	($46,021)
Select Shares +	(119)	(1,340)	(1)	(11)
Total shares redeemed	**(4,697)**	**($51,771)**	**(4,455)**	**($46,032)**
Net transactions in fund shares	**(4,007)**	**($44,178)**	**613**	**$7,357**

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period

Investor Shares		$1
Select Shares	+	$—
Total		**$1**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	17,578	$181,009	16,965	$168,619
Total increase or decrease +	(4,007)	(28,167)	613	12,390
End of period	**13,571**	**$152,842**	**17,578**	**$181,009**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $206 and $— at the end of the current period and prior period respectively.

Laudus Balanced MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	11.88	11.07	9.35	10.12	13.44
Income or loss from investment operations:					
Net investment income	0.15	0.08	0.12	0.20	0.43
Net realized and unrealized gains or losses	0.91	0.86	1.75	(0.73)	(2.12)
Total income or loss from investment operations	1.06	0.94	1.87	(0.53)	(1.69)
Less distributions:					
Dividends from net investment income	(0.09)	(0.13)	(0.15)	(0.24)	(0.52)
Distributions from net realized gains	–	–	–	–	(1.11)
Total distributions	(0.09)	(0.13)	(0.15)	(0.24)	(1.63)
Net asset value at end of period	12.85	11.88	11.07	9.35	10.12
Total return (%)	8.92	8.59	20.25	(5.55)	(13.95)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.10	1.10	1.10	0.76 [1,2]	0.50 [2]
Gross operating expenses	1.27	1.32	1.33	1.10 [2]	0.89 [2]
Net investment income	1.14	0.68	1.13	1.89	3.67
Portfolio turnover rate	283	242	256	380	95
Net assets, end of period ($ x 1,000,000)	130	130	109	97	118

[1] The ratio of net operating expenses would have been 0.72% if certain non-routine expenses (proxy fees) had not been included.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

Select Shares	11/1/04– 10/31/05	6/3/04[1]– 10/31/04
Per-Share Data ($)		
Net asset value at beginning of period	11.89	11.57
Income or loss from investment operations:		
Net investment income	0.15	0.02
Net realized and unrealized gains	0.93	0.30
Total income from investment operations	1.08	0.32
Less distributions:		
Dividends from net investment income	(0.10)	–
Net asset value at end of period	12.87	11.89
Total return (%)	9.11	2.77[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.95	0.95[3]
Gross operating expenses	1.22	1.29[3]
Net investment income	1.32	0.73[3]
Portfolio turnover rate	283	242[2]
Net assets, end of period ($ x 1,000,000)	9	2

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for future contracts, short sales, swap agreements, delayed-delivery securities and options written

◆ American Depositary Receipt

✚ Credit-enhanced security

◗ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change or demand date.

Holdings by Category	Cost/Proceeds ($x1,000)	Value ($x1,000)
68.0% Common Stock	87,719	94,481
8.7% U.S. Government Securities	12,264	12,130
1.8% Foreign Government Securities	2,603	2,530
1.8% Corporate Bonds	2,466	2,509
1.3% Municipal Bonds	1,708	1,828
17.4% Agency Mortgage-Backed Securities	24,642	24,132
1.0% Non-Agency Mortgage-Backed Securities	1,377	1,372
0.0% Preferred Stock	1	1
2.2% Short-Term Investments	2,991	2,991
2.3% Other Investments	3,256	3,256
0.0% Options	24	16
104.5% Total Investments	139,051	145,246
(6.0)% Short Sales	(8,429)	(8,363)
(0.0)% Options Written	(23)	(15)
1.5% Other Assets and Liabilities		2,124
100.0% Total Net Assets		138,992

Security and Number of Shares	Value ($ x 1,000)
Common Stock 68.0% of net assets	
Automobiles & Components 1.1%	
▲ Cooper Tire & Rubber Co. 13,000	178
▲ Ford Motor Co. 200,000	148
General Motors Corp. 36,200	992
▲◆ Magna International, Inc. 2,800	195
	1,513

Security and Number of Shares	Value ($ x 1,000)
Banks 1.0%	
▲ Astoria Financial Corp. 12,450	348
▲ Compass Bancshares, Inc. 3,600	176
▲ Independence Community Bank Corp. 8,200	324
▲ PNC Financial Services Group 3,600	219
▲ Provident Financial Services, Inc. 10,000	176
▲ Valley National Bancorp. 2,100	51
▲ Washington Federal, Inc. 8,110	186
	1,480

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Business Machines & Software 0.8%	
•▲ Cisco Systems, Inc. 11,300	197
▲ Diebold, Inc. 2,800	101
•▲ Sun Microsystems, Inc. 146,400	586
•▲ Tech Data Corp. 7,300	253
	1,137
Business Services 0.6%	
▲ First Data Corp. 3,200	129
•▲ Symantec Corp. 31,400	749
	878
Capital Goods 3.1%	
•▲ 3M Co. 6,100	464
▲ Deere & Co. 2,900	176
◆ Dover Corp. 2,600	101
▲ Grainger, Inc. 3,500	235
▲ Honeywell International, Inc. 29,800	1,019
•▲ Jacobs Engineering Group, Inc. 3,000	191
▲ The Boeing Co. 14,400	931
▲ Tyco International Ltd. 23,900	631
▲ United Technologies Corp. 11,200	574
	4,322
Commercial Services & Supplies 1.4%	
•▲ Apollo Group Inc., Class A 6,900	436
▲ Cendant Corp. 35,500	618
▲ Manpower, Inc. 6,100	276
▲ Republic Services, Inc., Class A 4,200	149
▲ The ServiceMaster Co. 16,000	200
▲ Waste Management, Inc. 8,100	239
	1,918
Construction 0.0%	
▲ Standard Pacific Corp. 1,000	**39**
Consumer Durables & Apparel 1.8%	
▲ Jones Apparel Group, Inc. 2,800	76
▲ Mattel, Inc. 79,700	1,176
▲ Pulte Corp. 5,000	189
▲◆ Sony Corp. 32,300	1,059
	2,500

Security and Number of Shares	Value ($ x 1,000)
Consumer Services 0.8%	
▲◆ Fairmont Hotels & Resorts, Inc. 4,600	150
▲ McDonald's Corp. 5,700	180
•▲ Starwood Hotel & Resorts Worldwide, Inc. 11,300	660
▲ Wendy's International, Inc. 2,900	136
	1,126
Containers 0.1%	
▲ Ball Corp. 2,800	**110**
Diversified Financials 5.8%	
▲ Alliance Capital Management Holding 11,200	593
▲ American Express Co. 29,100	1,448
•▲ Ameriprise Financial, Inc. 2,820	105
▲ Bank of New York Co., Inc. 4,900	153
▲ Capital One Financial Corp. 9,800	748
▲ CIT Group, Inc. 3,500	160
▲ Federated Investors, Inc. 4,500	158
▲ JP Morgan Chase & Co. 41,400	1,516
▲ Mellon Financial Corp. 8,600	273
▲ Merrill Lynch & Co., Inc. 21,100	1,366
▲ State Street Corp. 2,700	149
▲ The Chicago Mercantile Exchange 950	347
▲ The Goldman Sachs Group, Inc. 6,150	777
▲ Waddell & Reed Financial, Inc. 11,000	211
	8,004
Electronics 0.5%	
•▲ Andrew Corp. 10,500	111
▲ Linear Technology Corp. 3,700	123
•▲ MEMC Electronic Materials, Inc. 19,500	350
•▲ QLogic Corp. 5,500	166
	750
Energy 3.6%	
▲ Anadarko Petroleum Corp. 3,100	281
▲ Apache Corp. 2,300	147
▲ BJ Services Co. 5,500	191
•▲ Cimarex Energy Co. 2,700	106
▲❺ Conoco Phillips 32,200	2,105
•▲ Cooper Cameron Corp. 400	30

Security and Number of Shares	Value ($ x 1,000)
•▲ Houston Exploration Co. 300	15
•▲ Nabors Industries Ltd. 2,200	151
•▲ Newfield Exploration Co. 8,900	403
▲ Noble Energy, Inc. 9,272	371
▲ Patterson Energy, Inc. 3,900	133
▲ Pioneer Natural Resouces Co. 900	45
•▲ Precision Drilling Corp. 4,300	198
•▲ Stone Energy Corp. 3,000	138
•▲ Transocean, Inc. 8,500	489
▲ Western Gas Resources, Inc. 4,200	182
	4,985

Food & Agriculture 0.4%

▲ Coca-Cola Co. 11,300	483
▲ Corn Products International, Inc. 4,400	105
	588

Food & Staples Retailing 0.3%

▲ CVS Corp. 7,600	186
▲ Supervalu, Inc. 8,000	251
	437

Food Beverage & Tobacco 2.0%

▲ Brown-Forman Corp., Class B 1,500	95
▲ Flowers Foods, Inc. 19,950	585
▲ H.J. Heinz Co. 5,100	181
▲ J.M. Smucker Co. 3,600	165
▲ Kraft Foods, Inc., Class A 41,700	1,180
▲ Molson Coors Brewing Co. 2,000	123
▲ Tyson Foods, Inc. 27,300	486
	2,815

Health Care Equipment & Services 6.0%

•▲ Biomet, Inc. 5,500	192
•▲ Boston Scientific Corp. 15,302	384
•▲ Caremark Rx, Inc. 16,200	849
▲ Cigna Corp. 7,400	857
▲ HCA, Inc. 32,000	1,542
▲ Health Management Associates, Inc., Class A 9,200	197
•▲ Henry Schein, Inc. 4,400	174
•▲ Laboratory Corporation of America Holdings 5,100	246

Security and Number of Shares	Value ($ x 1,000)
•▲ Lifepoint Hospitals, Inc. 4,000	156
▲ Manor Care, Inc. 7,700	287
•▲ Medco Health Solutions, Inc. 22,600	1,277
•▲ Millipore Corp. 1,000	61
▲ Omnicare, Inc. 4,500	244
•▲ St. Jude Medical, Inc. 15,800	760
▲ Steris Corp. 7,800	178
•▲ Tenet Healthcare Corp. 114,100	961
	8,365

Healthcare / Drugs & Medicine 1.1%

▲ Beckman Coulter, Inc. 1,900	94
•▲ Cooper Cos., Inc. 1,400	96
•▲ Cytyc Corp. 6,500	165
•▲ Millennium Pharmaceuticals, Inc. 66,100	603
•▲ Univision Communications, Inc. 6,900	180
•▲ Zimmer Holdings, Inc. 6,900	440
	1,578

Household & Personal Products 0.6%

▲ Avon Products, Inc. 7,600	205
▲ Kimberly-Clark Corp. 9,600	546
	751

Household Products 0.7%

▲ Alberto Culver Co., Class B 6,100	265
•▲ Estee Lauder Cos., Inc., Class A 4,100	136
▲ Procter & Gamble Co. 11,100	621
	1,022

Insurance 0.5%

▲ AFLAC, Inc. 11,200	535
▲ Arthur J. Gallagher & Co. 5,800	171
	706

Insurance 3.6%

▲ Allstate Corp. 18,300	966
▲ American International Group, Inc. 15,000	972
•▲ Berkshire Hathaway, Inc., Class B 156	439
▲ Chubb Corp. 10,800	1,004
▲ IPC Holdings Ltd. 7,500	197
▲ Mercury General Corp. 600	36
▲ Old Republic International Corp. 16,550	429

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
▲ St. Paul Cos., Inc. 21,400	964
	5,007
Materials 2.0%	
▲ Air Products & Chemicals, Inc. 2,800	160
▲ Arch Coal, Inc. 2,300	177
▲ Lubrizol Corp. 8,000	333
▲ MeadWestavco Corp. 39,900	1,046
▲ Monsanto Co. 12,300	775
•▲ Smurfit-Stone Container Corp. 15,400	163
▲ Temple-Inland, Inc. 4,000	147
	2,801
Media 5.3%	
▲ Clear Channel Communications, Inc. 33,300	1,013
▲ Comcast Corp. 32,100	893
•▲ Comcast Corp., Class A 21,700	595
•▲ Cox Radio, Inc. 9,700	139
•▲ Liberty Media Corp., Class A 24,400	194
▲ McGraw Hill Cos., Inc. 5,700	279
▲ Omnicom Group, Inc. 2,600	216
▲ Readers Digest Association, Inc. 31,400	481
▲◆ The Walt Disney Co. 17,100	417
▲ Time Warner, Inc. 101,450	1,809
▲ Tribune Co. 23,000	725
▲ Westwood One, Inc. 7,600	140
•▲ XM Satellite Radio Holdings, Inc. 17,200	496
	7,397
Miscellaneous Finance 0.3%	
▲ Fannie Mae 7,800	**371**
Non-Durables & Entertainment 0.5%	
•▲ Applebee's International, Inc. 6,200	136
•▲ Electronic Arts, Inc. 8,500	483
	619
Oil: Domestic 0.8%	
▲ ChevronTexaco Corp. 1,260	72
▲ Marathon Oil Corp. 1,700	102
•▲ Murphy Oil Corp. 4,900	229
•▲ National-Oilwell Varco, Inc. 8,500	531

Security and Number of Shares	Value ($ x 1,000)
•▲ St. Mary Land & Exploration Co. 5,400	184
	1,118
Pharmaceuticals & Biotechnology 3.3%	
•▲ Endo Pharmaceutical Holdings, Inc. 4,800	129
▲◆ GlaxoSmithKline PLC 10,600	551
•▲ Novartis AG 10,200	549
▲ Perrigo Co. 12,100	162
▲◆ Teva Pharmaceutical Industries Ltd. 17,000	648
•▲ Watson Pharmaceuticals, Inc. 30,500	1,054
▲ Wyeth 33,600	1,497
	4,590
Producer Goods & Manufacturing 0.1%	
▲ Emerson Electric Co. 1,100	**77**
Real Estate 1.1%	
▲ Biomed Property Trust, Inc. 5,000	125
▲ Equity One, Inc. 5,900	138
▲ Health Care Property Investors, Inc. 6,400	163
▲ Home Properties of New York, Inc. 5,500	214
▲ Plum Creek Timber Co., Inc. 6,500	253
▲ Rayonier, Inc. 8,362	320
▲ The Macerich Co. 2,510	161
▲ Trizec Properties, Inc. 9,260	206
	1,580
Retail 0.5%	
▲ Federated Department Stores, Inc. 8,888	545
▲ The Gap, Inc. 6,300	109
	654
Retailing 2.4%	
▲ Genuine Parts Co. 2,700	120
•▲ Office Depot, Inc. 27,300	752
•▲ Saks, Inc. 5,900	107
•▲ Sears Holdings Corp. 8,224	989
▲ Talbots, Inc. 4,600	120
▲ Target Corp. 13,600	757

Security and Number of Shares	Value ($ x 1,000)
•▲ The TJX Max Cos., Inc. 20,800	448
	3,293
Semiconductors & Semiconductor Equipment 2.3%	
•▲ Advanced Micro Devices, Inc. 45,900	1,066
•▲ Applied Materials, Inc. 32,900	539
•▲ Integrated Device Technology, Inc. 4,600	45
▲ Intersil Holding Corp., Class A 45,000	1,024
▲ Microchip Technology, Inc. 15,500	468
	3,142
Software & Services 1.6%	
▲ Adobe Systems, Inc. 11,800	381
•▲ Check Point Software Technologies Ltd. 7,500	168
•▲ Electronic Data Systems Corp. 36,700	855
•▲ Google, Inc. 2,000	744
•▲ Verity, Inc. 6,300	63
	2,211
Technology Hardware & Equipment 5.4%	
•▲ Avaya, Inc. 6,300	73
•▲ Avocent Corp. 3,100	95
•▲ Corning, Inc. 25,500	512
•▲ EMC Corp. 47,500	663
•▲ Flextronics International Ltd. 7,800	72
•▲ Foundry Networks, Inc. 7,200	86
▲❾ Hewlett Packard Co. 68,200	1,912
▲ International Business Machines Corp. 14,100	1,155
•▲ Juniper Networks, Inc. 22,700	530
•▲ Lucent Technologies, Inc. 220,900	630
▲ Motorola, Inc. 13,100	290
▲ Qualcomm, Inc. 15,100	600
•▲ Solectron Corp. 139,900	494
•▲ Vishay Intertechnology, Inc. 12,800	145
•▲ Xerox Corp. 17,100	232
	7,489
Telecommunication Services 1.6%	
▲ Alltel Corp. 2,900	179
▲ Century Telephone Enterprises, Inc. 8,400	275

Security and Number of Shares	Value ($ x 1,000)
•▲ IDT Corp. 8,135	100
•▲ Qwest Communication International, Inc. 297,200	1,296
▲ Suntrust Banks, Inc. 3,678	267
•▲ Wireless Facilities, Inc. 17,400	116
	2,233
Telephone 0.7%	
▲ SBC Communications, Inc. 39,700	**947**
Transportation 2.8%	
▲ CNF, Inc. 20,000	1,126
▲ CSX Corp. 34,800	1,594
▲ J.B. Hunt Transport Services, Inc. 14,500	282
•▲ Kansas City Southern Industries, Inc. 7,500	166
▲ Laidlaw International, Inc. 12,000	273
•▲ Norfolk Southern Corp. 1,900	76
▲ Union Pacific Corp. 3,200	221
▲ Werner Enterprises, Inc. 7,200	129
	3,867
Utilities 1.1%	
▲ American Electric Power Co., Inc. 25,500	968
▲ Constellation Energy Group, Inc. 4,500	247
▲ DPL, Inc. 12,500	322
	1,537
Utilities: Electric & Gas 0.4%	
▲ TXU Corp. 5,200	**524**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 8.7% of net assets		
U.S. Treasury Bond		
9.13%, 05/15/18	100	141
9.00%, 11/15/18	125	176
▸ 8.13%, 08/15/19	1,300	1,737
6.25%, 08/15/23	300	350
6.88%, 08/15/25	250	315
▲ 6.00%, 02/15/26	1,100	1,265

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲ 6.63%, 02/15/27	1,000	1,238
U.S. Treasury Inflation-Protected Security		
0.88%, 04/15/10	100	100
▲ 1.63%, 01/15/15	300	299
U.S. Treasury Note		
3.75%, 05/15/08	600	591
▲▶❼ 4.00%, 06/15/09	2,000	1,971
3.63%, 01/15/10	100	97
▶❸ 3.50%, 02/15/10	2,500	2,407
4.00%, 02/15/14	200	192
4.25%, 08/15/14	200	195
4.25%, 11/15/14	900	878
U.S. Treasury Stripped Bond		
0.00%, 11/15/16	300	178
		12,130

Foreign Government Securities 1.8% of net assets		
UK Treasury Gilt		
❻ 4.75%, 06/07/10	1,100	1,981
4.75%, 09/07/15	300	549
		2,530

Corporate Bonds 1.8% of net assets		
Fixed-Rate Obligations 1.3%		
DaimlerChrysler NA Holding		
6.40%, 05/15/06	200	202
▲ El Paso Corp.		
7.80%, 08/01/31	100	100
Federal Republic of Brazil		
4.31%, 04/15/09	206	204
11.00%, 08/17/40	200	240
Series EI		
4.25%, 04/15/06	16	16
General Motors Corp.		
8.38%, 07/15/33	350	261
▲ Harrahs Operating Co., Inc.		
5.63%, 06/01/15	500	481
▲ Republic of Panama		
9.38%, 01/16/23	250	305
		1,809
Variable-Rate Obligations 0.5%		
▲ DaimlerChrysler NA Holding		
4.03%, 05/15/06	400	400
HSBC Bank USA		
3.51%, 12/21/05	250	250

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
TXU Energy Co, L.L.C. 144A		
4.92%, 01/17/06	50	50
		700

Municipal Bonds 1.3% of net assets		
Revenue Bonds 1.3%		
▲ Golden State, California Securitization Corp. *Revenue Bond, Series 2003-A-1*		
6.25%, 06/01/33	250	275
▲+ Massachusetts State Water Resource Authority *General Revenue Bond, Series 2002J*		
5.00%, 08/01/32	250	256
▲ Tobacco Settlement Financing Corp. of Rhode Island *Revenue Bond, Series 2002A*		
6.25%, 06/01/42	500	530
▲+ Triborough, New York Bridge & Tunnel Authority *Revenue Bond, Series 2002B*		
5.00%, 11/15/32	750	767
		1,828

Agency Mortgage-Backed Securities 17.4% of net assets		
Collateralized Mortgage Obligations 0.7%		
Fixed-Rate Obligations 0.0%		
Fannie Mae		
Series 2003-3 Class PA		
4.50%, 08/25/09	1	1
Variable-Rate Obligations 0.7%		
Freddie Mac Structured		
Series T-61 Class 1A1		
3.90%, 11/01/05	923	927
		928
U.S. Government Agency Mortgages 16.7%		
Fannie Mae		
4.00%, 11/01/18 to		
10/01/20	2,875	2,728
4.50%, 07/01/33 to		
09/01/35	1,845	1,725

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲❶ 5.50%, 09/01/34	4,900	4,839
▲❷ 5.50%, 11/01/34	2,823	2,788
◗ 5.50%, 11/15/34	550	543
5.50%, 02/01/34 to 09/01/35	3,762	3,717
❽ 5.50%, 02/01/35	1,951	1,926
❿ 5.50%, 04/01/35	1,928	1,903
6.00%, 04/01/16 to 03/01/18	58	59
❹ 6.00%, 04/01/35	2,318	2,340
Fannie Mae ARM 4.80%, 09/01/31	25	25
◗ Fannie Mae ARM TBA 0.08%, 11/22/35	200	202
Freddie Mac 6.00%, 09/01/22	209	213
Freddie Mac ARM 4.41%, 09/01/35	198	196
		23,204

Non-Agency Mortgage-Backed Securities
1.0% of net assets

Fixed-Rate Obligations 0.1%

Bank of America Mortgage Securities *Series 2004-2 Class 5A1* 6.50%, 10/25/19	123	125
Residential Funding Mortgage Security I *Series-S9 Class A1* 6.50%, 03/25/32	67	68
		193

Variable-Rate Obligations 0.9%

Bear Stearns Adjustable Rate Mortgage Trust *Series 2002-11 Class 1A1* 5.63%, 11/01/05	77	77
Series 2002-5 Class 6A 5.94%, 11/01/05	30	30
Series 2002-9 Class 2A 5.26%, 11/01/05	46	46
Series 2005-4 Class 23A2 5.45%, 11/01/05	175	175
Fannie Mae Grantor Trust *Series 2005-T3 Class A1A* 4.08%, 11/25/05	162	162

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Quest Trust, 144A *Series 2004-X2 Class A1* 4.60%, 11/25/05	67	67
Structured Asset Securities Corp. *Series 2002-13 Class 2A1* 4.54%, 11/25/05	23	23
▲ Washington Mutual *Series 2003-R1 Class A1* 4.31%, 11/25/05	599	599
		1,179

Security and Number of Shares		Value ($ x 1,000)

Preferred Stock 0.0% of net assets

Miscellaneous 0.0%

Fannie Mae Preferred	10	**1**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investments 2.2% of net assets

U.S. Government Securities 0.1%

U.S. Treasury Bill		
▲ 3.36%, 12/01/05	20	20
▲ 3.38%, 12/15/05	20	20
▲ 3.43%, 12/15/05	85	85
		125

Commercial Paper & Other Corporate Obligations 2.1%

Barclays US Funding Corp. 4.17%, 02/24/06	1,100	1,085
Nordea North America 4.08%, 01/20/06	500	495
4.09%, 01/20/06	700	694
UBS Finance, Inc. 4.16%, 02/28/06	600	592
		2,866

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Other Investments 2.3% of net assets	
Other Investment Companies 2.3%	
▲ Provident Institutional Funds— TempCash 186,605	187
▲ Provident Institutional Funds— TempFund 3,068,758	3,069
	3,256

Security Description	Number of Contracts	Value ($ x 1,000)
Options 0.0% of net assets		
Call Options 0.0%		
3 Month LIBOR Futures, Strike Price 4.25, Expires 10/19/06	110	2
3 Month LIBOR Futures, Strike Price 4.50, Expires 10/04/06	210	6
3 Month LIBOR Futures, Strike Price 4.50, Expires 10/18/06	210	7
		15
Put Options 0.0%		
90 Day Euro Dollar Futures, Strike Price 92.50, Expires 03/13/06	35	—*
90 Day Euro Dollar Futures, Strike Price 93.75, Expires 12/19/05	50	1
90 Day LIBOR Futures, Strike Price 94.375, Expires 12/21/05	10	—*
		1

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short Sales 6.0% of net assets		
U.S. Government Agency Mortgages 1.2%		
◗ Fannie Mae TBA 6.00%, 11/14/05	1,600	**1,614**
U.S. Government Securities 4.9%		
◗ U.S Treasury Note 4.38%, 05/15/07	500	500
6.00%, 08/15/09	400	421
4.00%, 11/15/12	1,100	1,066
3.63%, 05/15/13	3,200	3,024
4.13%, 05/15/15	1,800	1,738
		6,749

Security Description	Number of Contracts	Value ($ x 1,000)
Options Written 0.0% of net assets		
Call Options 0.0%		
3 Month LIBOR Futures, Strike Price 4.31, Expires 10/19/06	50	(2)
3 Month LIBOR Futures, Strike Price 4.54, Expires 10/04/06	90	(6)
3 Month LIBOR Futures, Strike Price 4.56, Expires 10/18/06	90	(7)
		(15)

End of short sales and options written.

*Amounts stated as "—" are less than $1.

In addition to the above, the fund held the following at 10/31/05. All numbers x 1,000 except number of futures contracts.

Swap Agreements

Interest Rate Swaps	Notional Amount (Foreign)	Unrealized Gains/(Losses) (USD)
British Pounds		
Receive fixed rate payments of 6 month LIBOR, Pay variable rate payments of 5.00%, expires 09/15/10, Citibank	100	—*
Receive fixed rate payments of 6 month LIBOR, Pay variable rate payments of 5.00%, expires 09/15/10, Barclays Bank	600	(5)
European Euro		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/15/14, Merrill Lynch	1,200	7
Japanese Yen		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 1.5%, expires 06/15/15, Merrill Lynch	20,000	1
Receive fixed rate payments of 6 month LIBOR, Pay variable rate payments of 1.5%, expires 06/15/15, Barclays Bank	10,000	1
U.S. Dollars		
Receive fixed rate payments of 3 month LIBOR, Pay variable rate payments of 4.00%, expires 12/15/10, Greenwich Capital	5,300	(152)
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 5.00%, expires 12/15/15, JP Morgan Chase	1,000	56
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 6.00%, expires 12/15/24, UBS AG	200	3
Credit Default Swaps		
U.S. Dollars		
GMAC Rate 1.90%, expires 09/20/06, Lehman Brothers, Inc.	500	—*
Eli Lilly & Co. Rate 0.16%, expires 12/20/08, Barclays Bank PLC	100	—*

*Amounts stated as "—" are less than $1.

All numbers x 1,000 except number of futures contracts.

Swap Agreements (continued)

	Notional Amount	Unrealized Gains/(Losses)
Johnson & Johnson, Inc. Rate 0.11%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
Eaton Corp. Rate 0.28%, expires 12/20/08, Citibank N.A.	100	—*
Whirlpool Corp. Rate 0.29%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
Home Depot, Inc. Rate 0.12%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
Fedex Corp. Rate 0.29%, expires 12/20/08, Citibank N.A.	100	—*
Allstate Corp. Rate 0.26%, expires 12/20/08, Morgan Stanley	100	—*
Wal-mart Stores, Inc. Rate 0.14%, expires 12/20/08, Citibank N.A.	200	—*
Ingersoll-Rand Co. Ltd. Rate 0.32%, expires 12/20/08, Merrill Lynch	100	(1)
Emerson Electric Co. Rate 0.21%, expires 12/20/08, Morgan Stanley	100	—*
Autozone, Inc. Rate 0.35%, expires 12/20/08, UBS AG	200	1
Radioshack Corp. Rate 0.35%, expires 12/20/08, Lehman Brothers, Inc.	100	1
Masco Corp. Rate 0.30%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
People's Republic of China Rate 0.40%, expires 06/20/09, Lehman Brothers, Inc.	200	(2)
Turkey Rate 2.70%, expires 09/20/10, Morgan Stanley	100	(3)
DJ CDX Rate 0.40%, expires 06/20/10, Barclays Bank PLC	1,700	5
		(88)

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
90 Day Eurodollar, Long expires 12/19/05	1	239	(2)
90 Day Eurodollar, Long expires 03/13/06	76	18,100	(35)
5 Year, Long U.S. Treasury Note, expires 12/20/05	60	6,353	(116)

*Amounts stated as "—" are less than $1.

All numbers x 1,000 except number of futures contracts.

Futures Contracts (continued)			
	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
10 Year, Short U.S. Treasury Note, expires 12/20/05	(23)	2,494	24
10 Year, Short Euro-Bund, expires 12/08/05	(6)	866	7
UK Gilt, Long expires 12/28/05	2	398	(6)
			(128)

Forward Foreign Currency Contracts					
Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
11/08/05	European Euro	72	U.S. Dollars	87	–*
11/08/05	U.S. Dollars	30	European Euro	25	–*
11/21/05	U.S. Dollars	2,625	British Pounds	1,493	(16)
12/01/05	Japanese Yen	116,200	U.S. Dollars	1,022	(21)
01/26/06	Singapore Dollars	28	U.S. Dollars	17	(1)
01/26/06	South Korean Won	34,900	U.S. Dollars	34	(1)
02/02/06	Chilean Pesos	1,898	U.S. Dollars	3	–*
02/13/06	Russian Ruble	257	U.S. Dollars	9	–*
02/22/06	Chilean Pesos	16,625	U.S. Dollars	31	–*
02/22/06	Brazilian Real	54	U.S. Dollars	22	1
02/22/06	Peruvian New Sol	35	U.S. Dollars	11	–*
02/24/06	Singapore Dollars	16	U.S. Dollars	10	–*
02/24/06	South Korean Won	10,500	U.S. Dollars	10	–*
02/24/06	Polish Zloty	33	U.S. Dollars	10	–*
02/24/06	Taiwanese Dollars	300	U.S. Dollars	9	–*
02/28/06	Mexican Pesos	179	U.S. Dollars	16	–*
03/02/06	Slovakian Koruna	331	U.S. Dollars	10	–*
03/13/06	Peruvian New Sol	63	U.S. Dollars	19	(1)
03/20/06	Indian Rupee	1,362	U.S. Dollars	31	(1)
03/20/06	Singapore Dollars	16	U.S. Dollars	10	–*
03/21/06	South Korean Won	10,700	U.S. Dollars	10	–*
03/21/06	Taiwanese Dollars	300	U.S. Dollars	9	–*
03/22/06	Russian Ruble	276	U.S. Dollars	10	–*
03/27/06	Polish Zloty	34	U.S. Dollars	11	–*
03/27/06	Slovakian Koruna	603	U.S. Dollars	19	(1)
					(41)

*Amounts stated as "—" are less than $1.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$145,246
Foreign currency	45
Receivables:	
Fund shares sold	131
Dividends	64
Interest	397
Due from brokers for futures	1
Investments sold	882
Investments sold short	10,087
Unrealized gains on forward foreign currency contracts	1
Prepaid expenses	+ 18
Total assets	**156,872**

Liabilities

Securities sold short, at value	8,363
Options written, at value	15
Swap agreements, at fair value	287
Payables:	
Fund shares redeemed	97
Investments bought	7,363
Due to brokers for futures	2
Covered short sales	1,643
Investment adviser and administrator fees	7
Transfer agency and shareholder service fees	3
Trustee fees	1
Withholding taxes on foreign dividends	2
Unrealized losses on forward foreign currency contracts	42
Accrued expenses	+ 55
Total liabilities	**17,880**

Net Assets

Total assets	156,872
Total liabilities	− 17,880
Net assets	**$138,992**

Net Assets by Source

Capital received from investors	127,985
Net investment income not yet distributed	1,187
Net realized capital gains	3,808
Net unrealized capital gains	6,012

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$129,795		10,101		$12.85
Select Shares	$9,197		714		$12.87

All numbers x 1,000 except number of written option contracts.

The fund paid $139,051 for these securities.

Includes certain restricted but deemed liquid 144A securities worth $117 or 0.1% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$139,038
Sales/maturities	$140,306

The fund's long-term government security transactions were:

Purchases	$245,901
Sales/maturities	$231,804

The fund paid $43 for this currency.

The proceeds for securities sold short is $8,429.

Options Written	Number of Contracts	Premiums Received
Beginning of period	982	$219
Options written	314	50
Options closed	(373)	(78)
Options expired	(693)	(168)
Options exercised	+ −	−
End of period	**230**	**$23**

The fund received $199 to enter into these swap agreements.

These derive from investments, short sales, options, foreign currency transactions, futures and swap agreements.

Federal Tax Data

Portfolio cost	$139,357
Net unrealized gains and losses:	
Gains	$11,261
Losses	+ (5,372)
	$5,889
Net Undistributed earnings:	
Ordinary income	$1,124
Long-term capital gains	$4,013
Capital losses utilized	$9,521
Reclassifications:	
Net investment income not yet distributed	$55
Reclassified as:	
Net realized capital losses	($55)

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$1,457
Interest	+	1,653
Total investment income		**3,110**

Net Realized Gains and Losses

Net realized gains on investments		14,032
Net realized gains on short sales		21
Net realized gains on foreign currency transactions		56
Net realized gains on option contracts		104
Net realized gains on futures contracts		132
Net realized gains on swap agreements	+	132
Net realized gains		**14,477**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(3,982)
Net unrealized gains on short sales		150
Net unrealized gains on foreign currency transactions		52
Net unrealized losses on option contracts		(8)
Net unrealized losses on futures contracts		(349)
Net unrealized losses on swap agreements	+	(219)
Net unrealized losses		**(4,356)**

Expenses

Investment adviser and administrator fees		1,111
Transfer agent and shareholder service fees:		
Investor shares		335
Select shares		10
Trustees' fees		7
Custodian and portfolio accounting fees		187
Professional fees		43
Registration fees		35
Shareholder reports		31
Other expenses	+	8
Total expenses		1,767
Expense reduction	−	245
Net expenses		**1,522**

Increase in Net Assets from Operations

Total investment income		3,110
Net expenses	−	1,522
Net investment income		**1,588**
Net realized gains		14,477
Net unrealized losses	+	(4,356)
Increase in net assets from operations		**$11,709**

Unless stated, all numbers x 1,000.

Net of $3 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.775% of the first $500 million, 0.75% of the next $500 million, and 0.725% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 0.85% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $240 from the investment adviser (CSIM) and $5 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.10%
Select Shares	0.95%

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $10,121.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$1,588	$852
Net realized gains	14,477	8,042
Net unrealized gains or losses +	(4,356)	782
Increase in Net Assets from Operations	**11,709**	**9,676**

Distributions Paid

Dividends from Net Investment Income

Investor Shares	947	1,360
Select Shares +	21	—
Total dividends from net investment income	**$968**	**$1,360**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	1,399	$17,588	3,519	$40,718
Select Shares +	679	8,627	169	1,957
Total shares sold	**2,078**	**$26,215**	**3,688**	**$42,675**
Shares Reinvested				
Investor Shares	71	$883	112	$1,274
Select Shares +	2	20	—	—
Total shares reinvested	**73**	**$903**	**112**	**$1,274**
Shares Redeemed				
Investor Shares	(2,354)	($29,691)	(2,489)	($28,746)
Select Shares +	(105)	(1,307)	(31)	(361)
Total shares redeemed	**(2,459)**	**($30,998)**	**(2,520)**	**($29,107)**
Net transactions in fund shares	**(308)**	**($3,880)**	**1,280**	**$14,842**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	11,123	$132,131	9,843	$108,973
Total increase or decrease +	(308)	6,861	1,280	23,158
End of period	**10,815**	**$138,992**	**11,123**	**$132,131**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for this report period qualify for the dividends-received deductions.

The fund designates $968 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions are:

Current period

Ordinary income	$968
Long-term capital gains	$—

Prior period

Ordinary income	$1,360
Long-term capital gains	$1

The fund started offering Select Shares on June 3, 2004.

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period

Investor Shares		$1
Select Shares +		$—
Total		**$1**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,187 and $512 at the end of the current period and prior period, respectively.

Laudus Small-Cap MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	12.18	11.08	7.18	8.73	12.27
Income or loss from investment operations:					
Net investment income or loss	(0.14)	(0.14)	(0.09)	0.04	0.41
Net realized and unrealized gains or losses	1.34	1.24	3.99	(1.54)	(2.68)
Total income or loss from investment operations	1.20	1.10	3.90	(1.50)	(2.27)
Less distributions:					
Dividends from net investment income	–	–	(0.00)[1]	(0.03)	(0.55)
Distributions from net realized gains	–	–	–	(0.02)	(0.72)
Total distributions	–	–	–	(0.05)	(1.27)
Net asset value at end of period	13.38	12.18	11.08	7.18	8.73
Total return (%)	9.85	9.93	54.32	(17.34)	(19.99)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.55	1.55	1.55	0.93 [2,3]	0.50 [2]
Gross operating expenses	1.69	1.77	1.80	1.31 [2]	0.91 [2]
Net investment income or loss	(0.95)	(1.08)	(0.98)	0.06	4.17
Portfolio turnover rate	94	140	94	324	172
Net assets, end of period ($ x 1,000,000)	108	129	115	81	111

[1] Per-share amount was less than $0.01.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[3] The ratio of net operating expenses would have been 0.84% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 10/31/05	6/9/04[1]– 10/31/04
Per-Share Data ($)		
Net asset value at beginning of period	12.19	12.11
Income or loss from investment operations:		
Net investment loss	(0.11)	(0.03)
Net realized and unrealized gains	1.33	0.11
Total income from investment operations	1.22	0.08
Net asset value at end of period	13.41	12.19
Total return (%)	10.01	0.66[2]
Ratios/Supplemental Data (%)		
Ratio to average net assets:		
Net operating expenses	1.37	1.37[3]
Gross operating expenses	1.63	1.79[3]
Net investment loss	(0.76)	(0.91)[3]
Portfolio turnover rate	94	140[2]
Net assets, end of period ($ x 1,000,000)	1	0.32

[1] Commencement of operations.
[2] Per-share amount was less than $0.01.
[3] Annualized.
[4] Not annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
93.2% Common Stock	86,094	101,694
0.7% Foreign Common Stock	835	764
0.2% Short-Term Investments	199	199
5.3% Other Investments	5,796	5,796
99.4% Total Investments	92,924	108,453
0.6% Other Assets and Liabilities		652
100.0% Total Net Assets		109,105

Security and Number of Shares	Value ($ x 1,000)

Common Stock 93.2% of net assets

Air Transportation 3.2%

•❸ AirTran Holdings, Inc. 109,800	1,642
• Continental Airlines, Inc. 66,800	865
• Jetblue Airways Corp. 35,400	659
SkyWest, Inc. 12,450	365
	3,531

Banks 0.9%

Commerce Bancorp, Inc. 6,820	208
North Fork Bancorp, Inc. 14,150	358

Security and Number of Shares	Value ($ x 1,000)
Peoples Bank 4,905	158
Zions Bancorp. 3,100	228
	952

Business Machines & Software 0.3%

• Lexmark International, Inc., Class A 5,170	215
• Seachange International, Inc. 13,100	82
	297

Business Services 1.6%

• Akamai Technologies, Inc. 24,400	423
• Aquantive, Inc. 42,500	920
• Cross Country Healthcare, Inc. 16,950	308
Mentor Graphics Corp. 11,300	94
	1,745

Capital Goods 9.5%

• 3Com Corp. 168,860	650
• Alliant Techsystems, Inc. 5,500	386
Baldor Electric Co. 35,440	861
• BE Aerospace, Inc. 42,100	763
Bucyrus International, Inc. 3,175	132
• Builders Firstsource, Inc. 32,250	631
Dover Corp. 8,300	324
• EMCOR Group, Inc. 5,250	320
• General Cable Corp. 44,020	715
• Global Power Equipment Group, Inc. 25,375	159
Grainger, Inc. 5,500	368
Granite Construction, Inc. 18,175	620
• Infrasource Services, Inc. 5,975	77
Pall Corp. 5,600	147
SPX Corp. 5,800	250
Teleflex, Inc. 7,950	526
The Manitowoc Co., Inc. 12,190	649
• Trex Company, Inc. 20,870	434
•❾ URS Corp. 31,125	1,258
• Washington Group International, Inc. 15,200	755
York International Corp. 5,990	336
	10,361

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Chemical 0.8%	
• Cabot Microelectronics Corp. 22,410	659
Cytec Industries, Inc. 4,550	188
	847
Commercial Services & Supplies 4.8%	
ABM Industries, Inc. 6,800	134
Administaff, Inc. 7,200	305
Bowne & Co., Inc. 15,200	216
• DeVry, Inc. 10,575	239
• Education Management Corp. 20,360	628
Knoll, Inc. 21,975	350
• Portfolio Recovery Associates, Inc. 25,750	1,002
❺ Steelcase, Inc., Class A 109,830	1,573
• Teletech Holdings, Inc. 10,400	108
• TRC Cos., Inc. 14,980	200
• Watson Wyatt & Co., Holdings 20,340	539
	5,294
Consumer Durables & Apparel 8.6%	
❶ Beazer Homes USA, Inc. 36,675	2,125
• Comstock Homebuilding Cos., Class A 1,375	23
Jones Apparel Group, Inc. 8,285	226
La-Z-Boy Chair Co. 43,220	512
Leggett & Platt, Inc. 15,150	303
MDC Holdings, Inc. 14,123	969
• ❻ Meritage Corp. 24,950	1,554
❿ Standard Pacific Corp. 31,000	1,196
❼ The Ryland Group, Inc. 21,700	1,460
• Toll Brothers, Inc. 26,300	971
	9,339
Consumer Services 3.7%	
• California Pizza Kitchen, Inc. 25,415	813
• Cosi, Inc. 54,250	475
• O' Charleys, Inc. 41,820	573
• Six Flags, Inc. 101,180	748
• Texas Roadhouse, Inc., Class A 43,500	685
• Vail Resorts, Inc. 21,950	735
	4,029

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 4.5%	
First Marblehead Corp. (The) 22,490	666
Jefferies Group, Inc. 21,525	914
• Knight Trading Group, Inc., Class A 72,130	690
Raymond James Financial, Inc. 22,460	764
❷ The Chicago Mercantile Exchange 5,000	1,826
	4,860
Electronics 1.5%	
• Kemet Corp. 32,700	226
• LAM Research Corp. 8,900	300
• LSI Logic Corp. 32,700	265
• RF Micro Devices, Inc. 31,450	165
• Sierra Wireless, Inc. 43,250	477
Tektronix, Inc. 10,985	253
	1,686
Energy 4.6%	
• Cooper Cameron Corp. 3,600	265
• Dresser-Rand Group, Inc. 16,950	368
ENSCO International, Inc. 4,200	191
• Global Industry Ltd. 22,100	281
• Helmerich & Payne, Inc. 14,370	796
• Oceaneering International, Inc. 20,190	972
• Offshore Logistics, Inc. 8,175	278
• Tetra Technologies, Inc. 8,400	235
Tidewater, Inc. 19,720	906
• Whiting Petroleum Corp. 18,490	750
	5,042
Energy: Raw Materials 0.1%	
• Weatherford International Ltd. 1,300	**82**
Food & Staples Retailing 0.4%	
• Performance Food Group Co. 15,920	**439**
Food Beverage & Tobacco 1.2%	
• Hain Celestial Group, Inc. 45,730	883
MGP Ingredients, Inc. 11,700	126
Molson Coors Brewing Co. 4,520	279
	1,288

Security and Number of Shares	Value ($ x 1,000)
Health Care Equipment & Services 10.4%	
Analogic Corp. 14,850	695
•Arthrocare Corp. 27,300	1,003
Beckman Coulter, Inc. 4,800	236
•Cholestech Corp. 14,325	123
•Edwards Lifesciences Corp. 6,000	248
•EV3, Inc. 23,050	346
•Foxhollow Technologies, Inc. 24,650	1,117
Hillenbrand Industries, Inc. 5,400	249
•Intuitive Surgical, Inc. 11,175	992
•Kyphon, Inc. 17,300	694
LCA-Vision, Inc. 14,550	611
•Lifecell Corp. 18,975	307
•Neurometric, Inc. 8,900	331
•NuVasive, Inc. 32,050	559
•Pharmaceutical Product Development, Inc. 8,890	511
•Rita Medical Systems, Inc. 35,200	118
•SurModics, Inc. 12,225	483
•Syneron Medical Ltd. 6,550	235
•Synovis Life Technologies, Inc. 10,775	97
•Thermo Electron Corp. 12,300	371
•Thoratec Corp. 49,725	984
•Varian, Inc. 11,550	425
•VCA Antech, Inc. 21,950	566
	11,301
Healthcare / Drugs & Medicine 2.1%	
•Lifepoint Hospitals, Inc. 27,500	1,075
•ResMed, Inc. 26,250	1,001
Valeant Pharmaceuticals International 15,000	258
	2,334
Household & Personal Products 0.5%	
•NBTY, Inc. 28,030	**561**
Household Products 0.5%	
Estee Lauder Cos., Inc., Class A 8,600	285
International Flavors & Fragrances, Inc. 7,500	248
	533

Security and Number of Shares	Value ($ x 1,000)
Insurance 0.9%	
Arthur J. Gallagher & Co. 9,200	271
Assurant, Inc. 11,090	423
Old Republic International Corp. 12,800	332
	1,026
Materials 1.1%	
•Aleris International, Inc. 18,850	489
Martin Marietta Materials, Inc. 9,340	737
	1,226
Media 2.3%	
Dow Jones & Co., Inc. 5,500	186
•Emmis Communications Corp. 34,390	673
•Entercom Communications Corp. 3,450	100
•Radio One, Inc., Class D 50,470	596
•Univision Communications, Inc. 7,600	199
•Valassis Communications, Inc. 18,110	566
Westwood One, Inc. 7,800	144
	2,464
Oil: Domestic 0.1%	
•Murphy Oil Corp. 1,800	**84**
Pharmaceuticals & Biotechnology 3.9%	
•Adams Respiratory Therapeutics, Inc. 14,800	554
•Andrx Corp. 26,820	415
•Charles River Laboratories, Inc. 5,290	231
•Human Genome Sciences, Inc. 28,590	239
•Momenta Pharmaceuticals, Inc. 17,000	366
•Par Pharmaceutical Cos., Inc. 6,200	160
Perrigo Co. 46,740	625
•Techne Corp. 4,325	234
•❽ United Therapeutics Corp. 19,600	1,448
	4,272
Producer Goods & Manufacturing 1.8%	
•GrafTech International Ltd. 16,100	79
Pentair, Inc. 10,600	344
•❹ The Shaw Group, Inc. 59,400	1,592
	2,015

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Railroad & Shipping 0.5%	
• Sharper Image Corp. 48,800	**497**
Real Estate 1.9%	
• FelCor Lodging Trust, Inc. 30,920	462
Innkeepers USA Trust 31,940	498
Post Properties, Inc. 14,680	599
Washington Real Estate Investment Trust 19,170	572
	2,131
Retailing 5.3%	
• Ann Taylor Stores Corp. 4,800	116
• Coldwater Creek, Inc. 39,650	1,070
• Cost Plus, Inc. 30,950	475
Family Dollar Stores, Inc. 13,500	299
Federated Department Stores, Inc. 6,072	373
• Genesco, Inc. 28,750	1,058
• Guess, Inc. 12,450	338
• Netflix, Inc. 28,650	757
Officemax, Inc. 12,790	358
Tiffany & Co. 7,500	296
• Wetseal, Inc., Class A 132,300	684
	5,824
Semiconductors & Semiconductor Equipment 3.8%	
• Brooks Automation, Inc. 17,075	200
• Cymer, Inc. 7,650	266
• Cypress Semiconductor Corp. 25,600	348
• Freescale Semiconductor, Inc., Class B 14,900	356
Intersil Holding Corp., Class A 12,200	278
• Kopin Corp. 13,700	77
• Micron Technology, Inc. 13,000	169
National Semiconductor Corp. 19,560	443
• Novellus Systems, Inc. 17,800	389
• Teradyne, Inc. 33,600	455
• Trident Microsystems, Inc. 26,400	799
• Ultratech, Inc. 23,680	326
	4,106

Security and Number of Shares	Value ($ x 1,000)
Software & Services 7.8%	
• Agile Software Corp. 30,450	216
• Aspen Technology, Inc. 46,600	282
• Blue Coat Systems, Inc. 11,225	527
• Ciber, Inc. 120,095	766
• Corillian Corp. 13,925	44
Gevity HR, Inc. 12,300	317
Global Payments, Inc. 14,300	613
• Indus International, Inc. 57,575	167
• Informatica Corp. 36,330	432
• Internet Security Systems, Inc. 41,180	1,014
• Keane, Inc. 14,475	164
• Lionbridge Technologies, Inc. 35,600	241
• ManTech International Corp., Class A 28,250	783
Maximus, Inc. 18,290	663
• Micromuse 49,250	353
• MRO Software, Inc. 5,900	97
• Raindance Communications, Inc. 58,750	117
Talx Corp. 17,175	679
• Tibco Software, Inc. 87,110	661
• Tumbleweed Communications Corp. 12,585	43
• Unisys Corp. 25,700	131
• Webmethods, Inc. 27,125	189
	8,499
Technology Hardware & Equipment 4.1%	
• Andrew Corp. 69,850	742
• Anixter International, Inc. 5,150	191
• Arrow Electronics, Inc. 2,200	65
• Avid Technology, Inc. 8,700	428
• Celestica, Inc. 22,605	216
Cognex Corp. 21,550	616
Diebold, Inc. 10,740	388
• F5 Networks, Inc. 14,550	757
• Powerwave Technologies, Inc. 27,975	314
• Viisage Technology, Inc. 87,690	403
• Vishay Intertechnology, Inc. 35,800	406
	4,526

Security and Number of Shares		Value ($ x 1,000)

Transportation 0.5%

| American Commercial Lines, Inc. | 17,900 | **503** |

Foreign Common Stock 0.7% of net assets

Israel 0.5%

| • ECI Telecom, Ltd. | 76,600 | **582** |

United Kingdom 0.2%

| Willis Group Holdings Ltd. | 4,900 | **182** |

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investments 0.2% of net assets

U.S. Government Securities 0.2%

| U. S. Treasury Bill   3.33%, 12/15/05 | 200 | **199** |

Security and Number of Shares		Value ($ x 1,000)

Other Investments 5.3% of net assets

Other Investment Companies 5.3%

Provident Institutional Funds— TempCash 442,718	443
Provident Institutional Funds— TempFund 5,352,663	5,353
	5,796

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$108,453
Receivables:	
Fund shares sold	28
Dividends	36
Investments sold	2,600
Prepaid expenses	+ 16
Total assets	**111,133**

Liabilities

Payables:	
Fund shares redeemed	160
Investments bought	1,792
Investment adviser and administrator fees	9
Transfer agency and shareholder service fees	2
Trustee fee	1
Accrued expenses	+ 64
Total liabilities	**2,028**

Net Assets

Total assets	111,133
Total liabilities	− 2,028
Net assets	**$109,105**

Net Assets by Source

Capital received from investors	85,251
Net investment income not yet distributed	11
Net realized capital gains	8,314
Net unrealized capital gains	15,529

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$108,284		8,094		$13.38
Select Shares	$821		61		$13.41

Unless stated, all numbers x 1,000.

The fund paid $92,924 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$110,312
Sales/maturities	$147,697

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$93,518
Net unrealized gains and losses:	
Gains	$20,226
Losses	+ (5,291)
	$14,935
Net undistributed earnings:	
Ordinary income	$11
Long-term capital gains	$8,917
Capital losses utilized	$787
Reclassifications:	
Net investment income not yet distributed	$1,145
Reclassified as:	
Net realized capital gains	$47
Capital received from investors	($1,192)

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$	735
Interest	+	4
Total investment income		**739**

Net Realized Gains and Losses

Net realized gains on investments		9,175
Net realized gains on futures contracts	+	262
Net realized gains		**9,437**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**3,833**

Expenses

Investment adviser and administrator fees		1,490
Transfer agent and shareholder service fees:		
Investor shares		304
Select shares		2
Trustees' fees		6
Custodian and portfolio accounting fees		140
Professional fees		48
Registration fees		33
Shareholder reports		42
Other expenses	+	8
Total expenses		2,073
Expense reduction	−	175
Net expenses		**1,898**

Decrease in Net Assets from Operations

Total investment income		739
Net expenses	−	1,898
Net investment loss		**(1,159)**
Net realized gains		9,437
Net unrealized gains	+	3,833
Increase in net assets from operations		**12,111**

Calculated as a percentage of average daily net assets: 1.17% of the first $500 million, 1.13% of the next $500 million and 1.07% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 1.30% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $174 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.55%
Select Shares	1.37%

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $13,270.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000 except footnote.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment loss	($1,159)	($1,436)
Net realized gains	9,437	21,842
Net unrealized gains or losses	+ 3,833	(9,695)
Increase in net assets from operations	**$12,111**	**$10,711**

Transactions in Fund Shares

The fund started offering Select shares on June 9, 2004.

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	351	$4,603	3,329	$40,268
Select Shares	+ 75	993	28	329
Total shares sold	**426**	**$5,596**	**3,357**	**$40,597**
Shares Redeemed				
Investor Shares	(2,867)	($37,600)	(3,099)	($36,800)
Select Shares	+ (40)	(541)	(2)	(16)
Total shares redeemed	**(2,907)**	**($38,141)**	**(3,101)**	**($36,816)**
Net transactions in fund shares	**(2,481)**	**($32,545)**	**256**	**$3,781**

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period

Investor Shares		$2
Select Shares	+	$–
Total		**$2**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	10,636	$129,539	10,380	$115,047
Total increase or decrease +	(2,481)	(20,434)	256	14,492
End of period	**8,155**	**$109,105**	**10,636**	**$129,539**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributed net investment income in the amount of $11 and distributable net investment income of $25 at the end of the current and prior period, respectively.

Laudus International MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	13.58	11.95	8.74	10.80	15.53
Income or loss from investment operations:					
Net investment income	0.06	0.02	0.03	0.10	0.73
Net realized and unrealized gains or losses	3.16	1.65	3.18	(1.43)	(3.90)
Total income or loss from investment operations	3.22	1.67	3.21	(1.33)	(3.17)
Less distributions:					
Dividends from net investment income	(0.02)	(0.04)	(0.00)[1]	(0.07)	(0.77)
Distributions from net realized gains	–	–	–	(0.66)	(0.79)
Total distributions	(0.02)	(0.04)	–	(0.73)	(1.56)
Net asset value at end of period	16.78	13.58	11.95	8.74	10.80
Total return (%)	23.75	13.98	36.74	(13.65)	(22.41)
Ratios/Supplemental Data (%)					
Ratio to average net assets:					
Net operating expenses	1.65	1.65	1.65	0.99[2,3]	0.50[3]
Gross operating expenses	1.74	1.89	1.92	1.32[3]	0.88[3]
Net investment income	0.37	0.15	0.33	0.60	5.13
Portfolio turnover rate	53	69	99	158	51
Net assets, end of period ($ x 1,000,000)	794	552	302	206	215

[1] The per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.93% if certain non-routine expenses (proxy fees) had not been included.

[3] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

Select Shares	11/1/04– 10/31/05	4/2/04[1]– 10/31/04
Per-Share Data ($)		
Net asset value at beginning of period	13.61	13.64
Income or loss from investment operations:		
Net investment income	0.08	0.02
Net realized and unrealized gains or losses	3.17	(0.05)
Total income or loss from investment operations	3.25	(0.03)
Less distributions:		
Dividends from net investment income	(0.05)	–
Net asset value at end of period	16.81	13.61
Total return (%)	23.90	(0.22)[2]
Ratios/Supplemental Data (%)		
Ratio to average net assets:		
Net operating expenses	1.47	1.47[3]
Gross operating expenses	1.68	1.86[3]
Net investment income	0.59	0.37[3]
Portfolio turnover rate	53	69[2]
Net assets, end of period ($ x 1,000,000)	274	81

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

▲ Collateral for future contract

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
94.6% Foreign Common Stock	818,625	1,009,892
0.1% Short-Term Investments	896	896
4.5% Other Investments	48,278	48,278
99.2% Total Investments	867,799	1,059,066
0.8% Other Assets and Liabilities		8,814
100.0% Total Net Assets		1,067,880

Security and Number of Shares	Value ($ x 1,000)

Foreign Common Stock 94.6% of net assets

Australia 2.3%

Australia and New Zealand Banking Group Ltd. 468,000	8,262
BHP Billiton Ltd. 193,200	2,997
Billabong International Ltd. 161,200	1,565
Macquarie Bank Ltd. 64,900	3,151
Publishing & Broadcasting Ltd. 21,456	260

Security and Number of Shares	Value ($ x 1,000)
• Raiffeisen International Bank Holdings 43,000	2,708
SFE Corp. 209,654	1,957
Sigma Co., Ltd. 161,200	1,450
Toll Holdings Ltd. 179,400	1,681
	24,031

Austria 0.4%

Andritz AG 17,557	1,595
Erste Bank der Oesterreichischen Sparkassen AG 48,100	2,503
	4,098

Bahamas 0.0%

• Steiner Leisure Ltd. 15,349	**523**

Belgium 0.5%

EVS Broadcast Equipment SA 16,526	556
Interbrew SA 56,866	2,272
• Option N.V. 36,667	2,320
	5,148

Brazil 0.7%

Banco Itau SA Preferred 125,000	2,992
• Diagnosticos da America SA 31,100	504
◆ Gol Linhas Aereas International 25,000	866
• Natura Cosmeticos SA 38,700	1,532
Petrobras Brasileiro SA 95,700	1,369
•◆ Telesp Celular Participacoes SA 183,258	669
	7,932

Canada 2.2%

▲ Canadian National Railway Co. 54,300	3,931
Corus Entertainment, Inc. 10,200	269
Encana Corp. 60,400	2,762
Extendicare, Inc., Class A 144,199	2,322
• Gildan Activewear, Inc. 24,000	839
Home Capital Group, Inc., Class B 42,613	1,282
Manulife Financial Corp. 54,400	2,831
•◆ Nortel Networks Corp. 367,100	1,193
Peyto Energy Trust 56,632	1,248
• Research in Motion Ltd. 34,500	2,121
Ritchie Brothers Auctioneers, Inc. 18,700	767

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• RONA, Inc. 54,100	1,005
Rothmans, Inc. 91,688	1,873
• Shoppers Drug Mart Corp. 21,500	715
	23,158

Cayman Islands 0.1%

◆ Ctrip.Com International Ltd. 13,900	**800**

Chile 0.4%

◆ Banco Santander Chile SA 26,600	1,039
•◆ Cencosud SA ,144A 52,700	1,663
S.A.C.I. Falabella SA 646,900	1,593
	4,295

Colombia 0.1%

◆ Bancolombia S.A. Sponsored 44,800	**1,062**

Denmark 0.3%

Bang Olufsen A/ S Class B 15,915	1,523
• Genmab A/S 59,250	1,139
• Vestas Wind System A/S 4,400	95
	2,757

Egypt 0.1%

Orascom Construction Industries 46,705	**1,586**

Finland 0.2%

Nokian Renkaat Oyj 163,190	**2,543**

France 9.1%

• Accor SA 12,772	638
• Alten 35,356	1,030
April Group 48,294	1,701
AXA 50,349	1,458
• AXAlto Holding N.V. 41,130	1,120
❽ Banque National de Paris 160,500	12,174
Carrefour SA 46,235	2,056
Essilor International SA 25,600	2,108
• Eurazeo 13,200	1,283
• GameLoft 82,600	547
• Groupe Steria SCA 42,937	2,199
Hermes International 8,900	1,997
• Iliad SA 17,150	915
Ipsos 7,946	943

Security and Number of Shares	Value ($ x 1,000)
• JC Decaux SA 114,318	2,337
Klepierre 7,900	741
L'Oreal 82,000	6,030
Lvmh Moet Hennessy Louis Vutton SA 21,089	1,708
Neopost SA 59,500	5,741
• Nexity Co. 74,694	3,406
• Orpea 24,400	1,316
PagesJaunes SA 57,513	1,482
Pernod-Ricard 10,175	1,780
• Pinault-Printemps-Redoute SA 15,803	1,661
• Pinguely-Haulotte 107,277	1,939
Publicis Groupe SA 270,400	8,943
• Saft Groupe SA 32,407	1,025
Sagem SA 7,350	146
Sanofi-Aventis 109,300	8,757
•▲ Silicon-On-Insulator Technologies 163,623	2,453
▲ SR Teleperformance 73,352	2,160
Technip SA 37,200	2,013
• Television Francaise 1 104,000	2,668
Total SA, Class B 5,000	1,258
Vinci SA 27,800	2,174
• Vivendi Universal SA 155,586	4,897
• Wavecom SA 94,060	1,356
• Zodiac SA 23,000	1,254
	97,414

Germany 8.2%

Allianz AG 17,443	2,460
AWD Holding AG 25,400	681
❹ Bayerische Motoren-Werke AG 305,800	13,302
• Bayerische Vereinsbank AG 71,617	2,002
Bijou Brigitte Modische Accessoires AG 12,323	2,562
Celesio AG 29,520	2,551
• Commerzbank AG 80,500	2,104
• Continental AG 36,200	2,767
• CTS Eventim AG 36,592	995
Deutsche Boerse AG 92,500	8,705
• Deutsche Euroshop AG 21,965	1,158
Deutsche Post AG 86,351	1,930
DIS Deutscher Industrie Service AG 30,145	1,640
E.ON AG 53,003	4,803
GFK AG 19,060	632

Security and Number of Shares	Value ($ x 1,000)
Hannover Rueckversicherung AG 119,500	4,313
• Heidelberger Druckmaschinen AG 11,881	377
Henkel KGaA 90,000	7,221
Hugo Boss AG Preferred 41,231	1,366
• Interhyp AG 10,335	619
• MTU Aero Engines Holdings AG 18,581	540
• Pfleiderer AG 28,581	521
• Porsche AG Preferred 3,650	2,640
• ProsiebenSat. 1 Media AG Preffered 98,647	1,699
Rational AG 10,401	1,166
• RWE AG 9,064	577
• SAP AG 36,300	6,225
• SBS Broadcasting SA 35,075	1,859
Software AG 58,252	2,654
Solarworld AG 13,258	1,801
Stada Arzneimittel AG 26,900	879
• Techem AG 20,378	811
• Vivacon AG 73,924	2,215
• Wincor Nixdorf AG 21,684	1,901
	87,676
Greece 0.8%	
Coca-Cola Hellenic Bottling Co., SA 34,500	941
EFG Eurobanck Ergasias 51,300	1,546
Germanos SA 80,700	1,202
• Intralot SA Integrated Lottery 63,928	954
National Bank of Greece SA 63,400	2,474
• Q-Cells AG 200	11
• Siemens AG 20,087	1,493
	8,621
Hong Kong 2.2%	
Cheung Kong Holdings Ltd. 75,600	790
• China Construction Bank, Class H 1,900,400	576
China Insurance International Holdings Co., Ltd. 102,000	199
• China Insurance International Holdings Co., Ltd. 1,509,132	546
• China Mengniu Dairy Co. 902,000	711

Security and Number of Shares	Value ($ x 1,000)
China Mobile Ltd. 1,065,500	4,780
• China Paradise Electronics Retail Ltd. 568,954	172
Citic Pacific Ltd. 27,250	71
Cosco Pacific Ltd. 50,000	82
Esprit Holdings Ltd. 252,000	1,785
• Foxconn International Holdings 1,629,000	1,751
• Fu Ji Food & Catering Services 265,000	302
Giordano International Ltd. 1,436,000	826
Li & Fung Ltd. 1,222,000	2,622
Li Ning Co., Ltd. 1,028,000	625
Lifestyle International Holdings Ltd. 239,500	346
MTR Corp., Ltd. 345,200	654
• Pacific Basin Shipping Ltd. 2,742,000	1,268
Ports Design Ltd. 363,500	342
Sung Hung Kai Properties 136,900	1,299
Techtronic Industries Co., Ltd. 1,041,500	2,563
• Vtech Holdings Ltd. 263,000	1,120
	23,430
Hungary 0.2%	
Otp Bank Rt. 44,200	**1,597**
India 0.6%	
Associated Cement Cos., Ltd. 86,200	852
• Bharat Forge 513	3
• Bharti Televentures Ltd. 110,700	794
HDFC Bank Ltd. 95,700	1,298
Housing Development Finance Corp., Ltd. 75,300	1,622
• Infosys Technologies Ltd. 25,300	1,419
	5,988
Ireland 1.6%	
Anglo Irish Bank Corp. PLC 188,200	2,565
Bank of Ireland 821,000	12,500
Kingspan Group PLC 90,100	1,043
• Paddy Power PLC 51,951	878
• United Drug PLC 152,000	592
	17,578

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Israel 0.2%	
•◆ Orbotech Ltd. 25,000	543
Partner Communications Co., Ltd. 168,557	1,386
	1,929
Italy 2.9%	
Amplifon SPA 18,563	1,213
Assicurazioni Generali 63,332	1,884
Banco Popolare di Verona e Novara Scrl 139,000	2,566
Credito Emiliano SPA 90,400	954
Eni SPA 73,162	1,958
• Gemina SPA 640,200	1,450
• Luxottica Group SPA 117,800	2,843
Pirelli & C. Real Estate SPA 14,100	772
Recordati SPA 353,547	2,586
• Saipem SPA 281,300	4,026
San Paolo IMI SPA 90,900	1,313
Tod's SPA 33,359	1,908
Unicredito Italiano SPA 1,044,000	5,830
• Valentino Fashion Group SPA 89,783	2,101
	31,404
Japan 18.6%	
ABC-Mart, Inc. 38,000	1,033
• ABC-Mart, Inc., WI 56,000	1,477
• AEON Co., Ltd. 3,900	81
Aeon Credit Service Co., Ltd. 23,100	1,814
Aeon Mall Co., Ltd 35,500	1,508
• Amano Corp. 127,000	2,091
Askul Corp. 14,400	872
• Bridgestone Corp. 39,700	811
• Chiyoda Corp. 85,000	1,468
• Chugai Pharmaceutical Co., Ltd. 258,900	5,669
Credit Saison Co., Ltd. 126,400	5,735
• Daifuku Co., Ltd. 226,000	2,979
Daiwa Securities Group, Inc. 865,500	7,110
en-Japan, Inc. 192	818
Hitachi Koki Co., Ltd. 199,000	2,708
• Hogy Medical Co., Ltd. 28,100	1,534
❼ Honda Motor Co., Ltd. 221,700	12,330
Honeys Co., Ltd. 12,900	671

Security and Number of Shares	Value ($ x 1,000)
Hoya Corp. 33,400	1,170
• Hoya Corp., WI 85,200	2,950
Intelligence, Ltd. 733	1,453
ITO EN Ltd. 15,000	722
• J-Oil Mills, Inc. 201,000	856
Japan Tobacco, Inc. 79	1,249
• Jupiter Telecommunications Co., Ltd. 2,668	2,151
• K.K. Davinci Advisors 753	3,551
Kao Corp. 71,000	1,700
• Kennedy-Wilson Japan 221	907
Keyence Corp. 17,500	4,027
Komeri Co., Ltd. 39,200	1,389
Meitec Corp. 120,000	3,878
Mitsubishi Corp. 153,000	2,975
• Mitsubishi Estate Co., Ltd. 46,000	680
Mitsubishi Tokyo Financial Group, Inc. 443	5,568
Mitsui & Co., Ltd. 51,500	632
Mitsui Fudosan Co., Ltd. 24,000	393
Mizuho Financial Group, Inc. 584	3,899
Nabtesco Corp. 279,598	2,345
Nakanishi, Inc. 8,400	1,100
• Neomax Co., Ltd. 31,600	956
Nidec Corp. 22,800	1,338
• Nidec Corp., WI 19,000	1,053
Nitori Co., Ltd. 13,280	1,006
Nitto Denko Corp. 33,400	2,022
NIWS Co., Ltd. 515	560
NTT DoCoMo, Inc. 6,360	10,983
Orix Corp. 44,800	8,400
• Pal Co., Ltd. 25,540	1,597
Park24 Co., Ltd. 46,000	1,087
Point, Inc. 74,240	4,611
Rohm Co., Ltd. 71,000	5,754
• Ryohin Keikaku Co., Ltd. 26,900	1,794
Sega Sammy Holdings, Inc. 64,524	2,322
• Sega Sammy Holdings, Inc., WI 61,424	2,211
Sharp Corp. 425,000	5,836
Shimamura Co., Ltd. 15,400	1,975
Shinsei Bank Ltd. 490,000	2,851
SMC Corp. 10,800	1,437
Sparx Asset Management Co., Ltd. 360	876

Security and Number of Shares	Value ($ x 1,000)
Sumitomo Trust and Banking Co., Ltd. 82,750	704
Sundrug Co., Ltd. 17,600	993
Sysmex Corp. 19,600	780
• Sysmex Corp., WI 23,000	877
❿ Takeda Chemical Industries Ltd. 200,500	10,990
• Takeuchi Mfg. Co., Ltd. 17,300	939
Toagosei Chemical Ltd. 491,000	2,492
Toyo Tire & Rubber Co., Ltd. 364,000	2,067
Tsugami Corp. 230,000	1,481
Tsumura & Co. 136,000	2,961
Uni-Charm Corp. 182,200	8,230
United Arrows Ltd. 22,600	1,205
Urban Corp. 49,200	3,043
Yamada Denki Co., Ltd. 31,500	2,782
• Yoshinoya D&C Co., Ltd. 1,572	2,968
• Zephyr Co., Ltd. 920	3,045
	198,530

Malaysia 0.2%

• Airasia BHD 1,734,000	736
• Commerce Asset-Holding Berhad 861,500	1,255
Transmile Group Berhad 89,900	255
	2,246

Mexico 1.5%

America Mobil SA de CV 944,500	1,233
• Consorcio ARA SA de CV 155,700	575
• Corporacion Geo SA, Series B 411,100	1,269
•◆ Desarrolladora Homex SA de CV 32,500	971
◆ Grupo Aeroportuario del Sureste SA de CV 25,300	822
◆ Grupo Televisa SA de CV 80,200	5,863
• Urbi Desarrollos Urbanos SA de CV 219,300	1,384
Walmart de Mexico, Series V 825,700	4,019
	16,136

Netherlands 5.2%

Aalberts Industries N.V. 31,163	1,516
AKZO Nobel N.V. 224,200	9,691
• AM N.V. 129,699	1,524

Security and Number of Shares	Value ($ x 1,000)
• ASM Lithography Holding N.V. 138,303	2,342
• ASML Holding N.V. 24,500	416
• Ballast Nedam N.V. CVA 52,552	2,147
Euronext N.V. 236,000	10,029
Fortis N.V. 161,373	4,594
Heijmans N.V. 41,079	1,856
Heineken Holding N.V. 200,000	5,922
ING Groep N.V. 69,945	2,017
• Kon Philips Electronics N.V. 199,100	5,207
Koninklijke Ten Cate N.V. 12,952	1,363
Ordina Beheer N.V. 132,541	2,234
•▲ Stork N.V. 66,745	2,482
• TomTom N.V. 55,300	2,130
	55,470

Norway 1.9%

Acta Holdings ASA 977,361	2,298
• Aker ASA 300	8
• Fred Olsen Energy ASA 85,617	2,352
• Norwegian Air Shuttle ASA 79,067	772
• Petroleum Geo Services ASA 36,487	918
• Songa Offshore ASA 301,293	1,319
Statoil ASA 83,300	1,849
• Stolt Offshores SA 303,179	3,147
• SubSea 7, Inc. 228,464	2,380
• Tandberg Television ASA 158,118	1,969
• TGS Nopec Geophysical Co. ASA 28,758	1,081
• Tomra Systems ASA 282,741	1,932
	20,025

Portugal 0.2%

Banco Comercial Portugues SA 805,889	**2,039**

Russia 0.7%

• AFK Sistema, 144A GDR 41,838	937
◆ Lukoil Holding Co. 79,300	4,373
•◆ Novatek OAO, 144A 48,900	1,076
•◆ Pyaterochka Holding N.V. 144A 63,900	1,253
	7,639

Singapore 1.8%

Capitaland Ltd. 1,368,000	2,575
▲ Cosco Investments 3,444,520	4,490

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Goodpack Ltd. 414,000	448
Hyflux Ltd. 1,045,500	1,850
Jaya Holdings Ltd. 1,232,000	976
Keppel Corp., Ltd. 177,500	1,218
Osim International Ltd. 669,600	612
• Singapore Airlines Ltd. 267,600	1,772
Singapore Telecommunications Ltd. 905,407	1,247
• United Overseas Bank Ltd. 48,200	67
• United Overseas Bank Ltd. 482,000	3,935
	19,190
South Africa 0.5%	
• Aspen Pharmacare Holdings Ltd. 177,300	819
Edgars Consolidated Stores Ltd. 234,900	1,043
Investec Ltd. 28,011	1,006
MTN Group Ltd. 162,000	1,206
Naspers Ltd. 67,600	976
	5,050
South Korea 3.9%	
Hana Bank 41,450	1,497
Hyundai Motor Co. Ltd. 36,200	2,676
•❾ Kookmin Bank 197,480	11,236
◆ Kookmin Bank 1,000	58
• Korea Investment Holdings, Co., Ltd. 25,800	667
Korea Tobacco and Ginseng Corp. 152,600	6,249
NHN Corp. 8,200	1,372
Samsung Electronics Co., Ltd. Preferred 3,770	2,007
• Shinhan Financial Group Co., Ltd. 43,640	1,463
•◆ SK Telecom Co., Ltd. 10,500	212
❻ SK Telecom Co., Ltd. 71,200	12,876
• Ssangyong Motor Co. 169,500	1,327
	41,640
Spain 1.3%	
Banco Bilbao Vizcaya Argentaria SA 104,821	1,849
Banco Santander Central Hispano SA 102,705	1,308

Security and Number of Shares	Value ($ x 1,000)
Grupo Ferrovial SA 22,800	1,685
• Inditex SA 121,978	3,612
Prisa-Promotora de Informaciones SA 95,384	1,749
Prosegur Compania de Seguridad SA 71,220	1,741
Tubacex SA 552,948	2,320
	14,264
Sweden 1.7%	
• Capio AB 151,553	2,618
Clas Ohlson AB Class B 50,900	994
Elekta AB, Class B 191,587	2,924
• Ericsson Telefonab LM AB Class B 290,000	950
•◆ Ericsson Telefonab LM SP 47,200	1,549
HIQ International AB 190,347	927
JM AB 61,049	2,537
Lindex AB 41,612	2,023
• Modern Times Group AB Series B 23,750	910
Unibet Group PLC 80,878	1,690
• Wm-Data AB, Class B 299,206	823
	17,945
Switzerland 9.3%	
• Actelion Ltd. 12,050	1,355
• Charles Voegele Holding AG 15,662	1,144
• Credit Suisse Group 214,500	9,488
• EFG International 38,900	1,118
• Georg Fischer AG 4,740	1,467
Givaudan AG 11,700	7,540
• Kudelski SA 19,000	674
Lonza Group AG 106,400	6,132
❶ Nestle SA 53,739	16,001
• Nobel Biocare Holding AG 7,197	1,659
❸ Novartis AG 263,874	14,192
Phonak Holding AG 23,300	972
• Roche Holding AG Genusschein 71,417	10,670
Schweizerische Rueckversicherung 10,820	730
Swatch Group AG 65,500	9,086
• Syngenta AG 57,800	6,207
• Synthes, Inc. 1,433	152

Security and Number of Shares	Value ($ x 1,000)
United Bank of Switzerland AG 122,486	10,443
	99,030
Taiwan 0.9%	
• Chinatrust Financial Holding Co., Ltd. 1,075,293	837
◆ Chunghwa Telecom Co., Ltd. 60,300	1,044
Hon Hai Precision Industry Co., Ltd. 627,240	2,717
Largan Precision Co., Ltd. 111,850	1,015
MediaTek, Inc. 238,400	2,063
Novatek Microelectronics Corp., Ltd. 277,302	1,217
• Wistron Corp. 499,000	524
	9,417
Turkey 0.1%	
• Turkiye Garanti Bankasi A.S. 522,000	**1,561**
United Kingdom 13.7%	
Aegis Group PLC 1,715,500	3,780
Aggreko PLC 356,927	1,511
• Amino Technologies PLC 75,203	177
• Ark Therapeutics Group PLC 297,014	525
• Ashtead Group PLC 767,264	1,915
Associated British Ports Holdings PLC 746,000	7,235
▲ BG Group PLC 701,900	6,175
BP PLC 375,000	4,154
▲ British Sky Broadcasting Group PLC 1,039,940	9,387
Burren Energy PLC 94,800	1,344
Cadbury Schweppes PLC 890,782	8,778
• Cairn Energy PLC 61,500	1,881
Capital Group PLC 293,820	2,029
Carnival PLC 24,242	1,229
❺ Diageo PLC 896,000	13,235
• Enodis PLC 1,515,000	3,412
▲❷ GlaxoSmithKline PLC 585,700	15,234
Homeserve PLC 59,313	1,061
• IG Group Holdings PLC 779,359	2,063
Intertek Group 73,500	927
▲ ITV PLC 1,239,821	2,283
Johnston Press PLC 215,000	1,784

Security and Number of Shares	Value ($ x 1,000)
▲ Kingfisher PLC 792,320	2,974
Lloyds TSB Group PLC 994,000	8,129
Michael Page Group PLC 1,415,600	5,789
• Morgan Crucible Co., PLC 277,955	1,034
Morrison Wm. Supermarkets 468,197	1,356
• NETeller PLC 145,190	1,772
Northgate PLC 42,300	749
Reckitt Benkiser PLC 68,297	2,064
Rotork PLC 102,186	1,035
RTL Group SA 10,160	744
S I G PLC 84,003	1,012
Signet Group PLC 5,365,000	9,659
Smith & Nephew PLC 34,438	291
Standard Chartered PLC 106,100	2,228
▲ Tesco PLC 1,051,455	5,599
• Trinity Mirror PLC 208,400	2,197
• Ultra Electronics Holdings PLC 120,167	1,872
• Vodafone Group PLC 2,805,000	7,365
• Vt Group PLC 23,800	152
	146,140

The foreign securities were valued at fair value in accordance with board approved procedures. (See Accounting Policies).

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.1% of net assets		
U.S. Government Securities 0.1%		
▲ U. S. Treasury Bill 3.33%, 12/15/05	900	**896**

Security and Number of Shares	Value ($ x 1,000)
Other Investments 4.5% of net assets	
Other Investment Companies 4.5%	
▲ Provident Institutional Funds — TempFund 48,277,919	**48,278**

End of investments.

In addition to the above, the fund held the following at 10/31/05. All numbers x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index, Long expires 12/15/05	27	8,166	**107**

Forward Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
11/16/05	Swiss Francs	15,500	U.S. Dollars	12,164	(128)
11/16/05	U.S. Dollars	13,369	Swiss Francs	15,500	1,333
11/17/05	Swiss Francs	4,800	U.S. Dollars	3,706	21
11/17/05	U.S. Dollars	7,757	Swiss Francs	9,000	768
11/22/05	U.S. Dollars	5,738	Swiss Francs	6,600	611
11/28/05	British Pounds	3,300	U.S. Dollars	5,752	85
11/28/05	U.S. Dollars	6,087	British Pounds	3,300	250
12/07/05	U.S. Dollars	6,085	British Pounds	3,200	425
12/07/05	U.S. Dollars	3,936	Swiss Francs	4,400	513
12/09/05	U.S. Dollars	8,014	British Pounds	4,200	586
*02/10/06	British Pounds	4,400	U.S. Dollars	7,733	47
02/10/06	U.S. Dollars	9,181	British Pounds	4,900	516
05/10/06	Swiss Francs	7,600	U.S. Dollars	6,058	(58)
05/10/06	U.S. Dollars	6,478	Swiss Francs	7,600	477
					5,446

*Consists of two separate forward currency contracts.

02/10/06	British Pounds	600	U.S. Dollars	1,046	15
02/10/06	British Pounds	3,800	U.S. Dollars	6,687	32

All numbers x 1,000

Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
11/01/05	British Pounds	384	U.S. Dollars	684	(5)
11/01/05	Canadian Dollars	84	U.S. Dollars	72	—*
11/01/05	Danish Krones	2,036	U.S. Dollars	330	(3)
11/01/05	European Euro	871	U.S. Dollars	1,056	(11)
11/01/05	Norwegian Krone	1,366	U.S. Dollars	212	(2)
11/01/05	U.S. Dollars	25	British Pounds	14	—*
11/01/05	U.S. Dollars	114	Danish Krone	700	1
11/01/05	U.S. Dollars	432	Japanese Yen	49,866	4
11/01/05	U.S. Dollars	439	Norwegian Krone	2,826	5
11/01/05	U.S. Dollars	16	Hong Kong Dollars	121	—*
11/01/05	U.S. Dollars	623	South Korean Won	4,908	7
11/02/05	Australian Dollars	98	U.S. Dollars	74	(1)
11/02/05	Danish Krones	1,637	U.S. Dollars	263	(1)
11/02/05	European Euro	254	U.S. Dollars	306	(2)
11/02/05	Swiss Francs	286	U.S. Dollars	223	(2)
11/02/05	U.S. Dollars	125	British Pounds	70	—*
11/02/05	U.S. Dollars	108	Danish Krone	665	1
11/02/05	U.S. Dollars	542	European Euro	452	—*
11/02/05	U.S. Dollars	367	Japanese Yen	42,473	1
11/02/05	U.S. Dollars	209	South Korean Won	1,650	2
11/03/05	European Euro	4	U.S. Dollars	5	—*
11/03/05	Swedish Krona	6,560	U.S. Dollars	825	(2)
11/03/05	U.S. Dollars	203	Canadian Dollars	240	—*
11/03/05	U.S. Dollars	399	Swedish Krona	3,180	—*
11/04/05	U.S. Dollars	911	Japanese Yen	106,048	—*
11/07/05	Singapore Dollars	92	U.S. Dollars	54	—*
					(8)

* Amounts stated as "—" are less than $1.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,059,066
Foreign currency	1,926
Receivables:	
Fund shares sold	3,915
Dividends	1,464
Due from brokers for futures	68
Foreign tax reclaims	431
Investments sold	5,812
Unrealized appreciation on foreign currency contracts	21
Unrealized appreciation on forward foreign currency contracts	5,632
Prepaid expenses	+ 46
Total assets	**1,078,381**

Liabilities

Payables:	
Fund shares redeemed	672
Investments bought	9,304
Investment adviser and administrator fees	108
Transfer agency and shareholder service fees	18
Trustee fees	1
Unrealized depreciation on foreign currency contracts	29
Unrealized depreciation on forward foreign currency contracts	186
Accrued expenses	+ 183
Total liabilities	**10,501**

Net Assets

Total assets	1,078,381
Total liabilities	− 10,501
Net assets	**$1,067,880**

Net Assets by Source

Capital received from investors	898,372
Net investment income not yet distributed	1,223
Net realized capital losses	(28,505)
Net unrealized capital gains	196,790

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$793,524		47,285		$16.78
Select Shares	$274,356		16,319		$16.81

Unless stated, all numbers x 1,000.

The fund paid $867,799 for these securities.

Includes certain restricted but deemed liquid 144A securities worth $4,929 or 0.5% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$676,843
Sales/maturities	$433,665

The fund paid $1,942 for these currencies.

These derive from investments, foreign currency transactions and futures.

Federal Tax Data

Portfolio cost	$875,021
Net unrealized gains and losses:	
Gains	$196,133
Losses	+ (12,088)
	$184,045
Net undistributed earnings:	
Ordinary income	$11,353
Long-term capital gains	$–
Capital losses utilized	$56,467
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2010	$22,113
2011	+ 3,747
	$25,860
Reclassifications:	
Net investment income not yet distributed	($902)
Reclassified as:	
Net realized capital gains	$902

 See financial notes.

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends	$17,445
Interest	+ 28
Total investment income	**17,473**

Net Realized Gains and Losses

Net realized gains on investments	57,962
Net realized losses on foreign currency transactions	(1,391)
Net realized gains on futures contracts	+ 376
Net realized gains	**56,947**

Net Unrealized Gains and Losses

Net unrealized gains on investments	104,982
Net unrealized gains on foreign currency transactions	5,355
Net unrealized losses on futures contracts	+ (12)
Net unrealized gains	**110,325**

Expenses

Investment adviser and administrator fees	11,332
Transfer agent and shareholder service fees:	
Investor Shares	1,716
Select Shares	351
Trustees' fees	11
Custodian and portfolio accounting fees	1,152
Professional fees	57
Registration fees	126
Shareholder reports	130
Other expenses	+ 10
Total expenses	14,885
Expense reduction	− 982
Net expenses	**13,903**

Increase in Net Assets from Operations

Total investment income	17,473
Net expenses	− 13,903
Net investment income	**3,570**
Net realized gains	56,947
Net unrealized gains	+ 110,325
Increase in net assets from operations	**$170,842**

Unless stated, all numbers x 1,000.

Net of $1,794 foreign withholding tax.

Calculated as a percentage of average daily net assets: 1.29% of the first $500 million, 1.275% of the next $500 million, and 1.25% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 1.40% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $753 from the investment adviser (CSIM) and $229 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.65%
Select Shares	1.47%

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $167,272.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$3,570	$789
Net realized gains	56,947	12,953
Net unrealized gains	+ 110,325	39,625
Increase in net assets from operations	**170,842**	**53,367**

Distributions Paid

Dividends from Net Investment Income

	11/1/04–10/31/05	11/1/03–10/31/04
Investor Shares	907	1,007
Select Shares	+ 317	–
Total dividends from net investment income	**$1,224**	**$1,007**

The tax-basis components of distributions are:

Current period
Ordinary income $1,224
Long-term capital gains $–

Prior period
Ordinary income $1,007
Long-term capital gains $–

Transactions in Fund Shares

The fund started offering Select Shares on April 2, 2004.

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	17,457	$271,992	22,257	$290,173
Select Shares	+ 11,835	185,351	6,216	82,103
Total shares sold	**29,292**	**$457,343**	**28,473**	**$372,276**
Shares Reinvested				
Investor Shares	58	$837	77	$938
Select Shares	+ 20	278	–	–
Total shares reinvested	**78**	**$1,115**	**77**	**$938**
Shares Redeemed				
Investor Shares	(10,865)	($169,365)	(6,975)	($91,166)
Select Shares	+ (1,515)	(24,118)	(237)	(3,110)
Total shares redeemed	**(12,380)**	**($193,483)**	**(7,212)**	**($94,276)**
Net transactions in fund shares	**16,990**	**$264,975**	**21,338**	**$278,938**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period

Investor Shares	$102
Select Shares	+ 26
Total	**$128**

Prior period

Investor Shares	$129
Select Shares	+ 24
Total	**$153**

Dollar amounts are net of the redemption fees.

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	46,614	$633,287	25,276	$301,989
Total increase	+ 16,990	434,593	21,338	331,298
End of period	**63,604**	**$1,067,880**	**46,614**	**$633,287**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,223 and distributions in excess of net investment income in the amount of $221 at the end of the current period and prior period, respectively.

 See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Prior to June 3, 2002, each fund invested in a mix of actively managed mutual funds. The transition to their multi-manager strategy began on June 3, 2002. Also, effective November 1, 2004 the Schwab MarketMasters Funds were renamed the Laudus MarketMasters Funds.

The Trust and Its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Index Fund
Schwab Institutional Select S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Large-Cap Growth Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Premier Equity Fund
Financial Services Fund
Health Care Fund
Technology Fund
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Laudus MarketMasters Funds offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, the funds agree to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the funds could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the funds must give the broker a deposit of cash and/or securities (the "initial margin") whenever they enter into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Futures are traded publicly on exchanges, and their market value changes daily. The funds record the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may also sell securities short (selling securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Laudus Balanced MarketMasters Fund and Laudus International MarketMasters Fund invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Similar to futures, forwards are agreements directly between two parties, however forwards are not publicly traded.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may enter into swap agreements. In interest swap, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the terms of the swap are specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six month period.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The Credit Swap or "Credit Default Swap" is a bilateral financial contract in which one counterparty (the Protection Buyer) pays a periodic fee, typically expressed in basis points on the notional amount, in return for a Contingent Payment by the Protection Seller following a Credit Event of a Reference Entity.

The definitions of a Credit Event and the settlement mechanism used to determine the Contingent Payment are flexible and determined by negotiation between the counterparties at the inception of the transaction.

The funds are authorized to write and purchase put and call options. The risk in writing a call option is that a fund gives up the opportunity for profit if the market price of the security increases. The risk in writing a put option is that the funds may incur a loss if the market price of the security decreases and the option is exercised. The risk in purchasing an option is that a fund pays a premium whether or not the option is exercised. The funds also have the additional risk of being unable to enter into a closing transaction at an acceptable price if a liquid secondary market does not exist.

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The adviser is responsible for compensating each fund's investment managers.

The funds may engage in certain transactions involving affiliates. Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 10/31/05 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted Average Interest Rate* (%)
Laudus U.S. MarketMasters Fund	–	471	3.34%
Laudus Balanced MarketMasters Fund	–	73	4.05%
Laudus Small-Cap MarketMasters Fund	–	403	2.80%

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales, foreign currency transactions and paydown gains and losses.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the funds' Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been delisted from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International MarketMasters Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guideline adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

- **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Swap agreements:** swaps may be valued based on a model that utilizes market data, including swap yield curves, to calculate prices. Swaps may also be valued based on dealer quotes.

- **Options:** open contracts are valued at their last quoted sale price or in the case of swaptions (options on swaps) at fair value, that varies with the specific terms of the underlying swap agreement.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

- **Mutual Funds:** valued at their respective net asset values as determined by these funds, in accordance with the 1940 Act for a given day.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued or dividends paid on securities sold short are recorded as an expense on the fund's records.

Options purchased are recorded as assets and written options are recorded as liabilities to the extent of premiums paid or received. Each fund will realize a gain or loss when the option transaction expires or closes. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of a security for a purchased put or call option is adjusted by the amount of the premium received or paid.

Swap premiums paid are recorded as assets and premiums received are recorded as liabilities. Each fund begins recording income on swaps based on the effective date and terms of the swap agreement. Interest is paid to or received from the counterparty periodically. Realized gains and losses are recognized on interest rate swaps at the termination or closing of the agreement. Credit Default swaps record gains or losses when a credit event occurs involving the underlying entity.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Laudus U.S. MarketMasters Fund, Laudus Balanced MarketMasters Fund, Laudus Small-Cap MarketMasters Fund, and Laudus International MarketMasters Fund (four of the portfolios constituting Schwab Capital Trust, hereafter referred to as the "Funds") at October 31, 2005, the results of each of their operations for the year then ended, and the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
December 16, 2005

Investment Advisory and Sub-Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreements must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreements or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreements. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreements between Schwab Capital Trust (the "Trust") and CSIM, and the individual sub-advisory agreements between CSIM and Harris Associates L.P., TCW Investment Management Company and Thornburg Investment Management, Inc. relating to Laudus U.S. MarketMasters Fund; CSIM and Janus Capital Management LLC (who in turn has an agreement with Perkins, Wolf, McDonnell and Company, LLC for investment services), Pacific Investment Management Company LLC and TCW Investment Management Company relating to Laudus Balanced MarketMasters Fund; CSIM and TAMRO Capital Partners, LLC, TCW Investment Management Company, Tocqueville Asset Management LP and Veredus Asset Management LLC relating to Laudus Small-Cap MarketMasters Fund; and CSIM and American Century Global Investment Management, Inc., Artisan Partners Limited Partnership, Harris Associates L.P. and William Blair & Company, LLC relating to the Laudus International MarketMasters Fund (collectively, the "Sub-Advisors"). Such investment advisory and sub-advisory agreements are collectively referred to herein as the "Agreements".

At these meetings, the trustees also review certain other agreements pursuant to which CSIM provides investment advisory services to other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM and the Sub-Advisors, including information about their affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM and the Sub-Advisors, as appropriate. The trustees also discuss with CSIM the funds' operations and CSIM's ability, consistent with the "manager of managers" structure of each of the funds to (i) identify and recommend to the trustees sub-advisors for each fund, (ii) monitor and oversee the performance and investment capabilities of each sub-advisor, and (iii) recommend the replacement of a sub-advisor when appropriate.

As part of the renewal process and ongoing oversight of the advisory and sub-advisory relationships, counsel to the Independent Trustees sent an information request letter to CSIM and CSIM sent information request letters to the Sub-Advisors seeking certain relevant information. The responses by CSIM and the

Sub-Advisors were provided to the trustees for their review prior to their meeting, and the trustees were provided with the opportunity to request any additional materials from CSIM and the Sub-Advisors.

The trustees received, among other materials and information:

- descriptions of any significant changes (actual or anticipated) to principal activities, personnel and services provided to the funds;

- a copy of CSIM's and the Sub-Advisors' most recent audited or unaudited financial statements (with the exception of Thornburg Investment Management, Inc.);

- a copy of CSIM's and the Sub-Advisors' Form ADV, Parts I and II;

- summaries of any material past, pending or anticipated litigation or regulatory proceedings involving CSIM or the Sub-Advisors or their personnel, including the results of any recent regulatory examination or independent audit;

- descriptions of CSIM's and the Sub-Advisors' experience providing portfolio management services, including the services provided to other clients, including other registered investment companies;

- descriptions of the personnel who are assigned primary responsibility for managing the funds;

- descriptions of the basis upon which portfolio managers are compensated;

- discussions regarding CSIM's and the Sub-Advisors' participation in "soft dollar" arrangements, if any, or other brokerage allocation policies with respect to fund transactions, including each firm's methodology for obtaining best execution on fund transactions and their use of affiliated broker-dealers;

- descriptions of any actual or potential conflicts of interest anticipated in managing fund assets;

- discussions of CSIM's and the Sub-Advisors' compliance programs with regard to federal regulations and fund requirements;

- information regarding CSIM's and the Sub-Advisors' codes of ethics and insider trading policies, including a description of any material changes thereto;

- descriptions of CSIM's and the Sub-Advisors' affiliation with any broker-dealer;

- discussions of any anticipated change in CSIM's and the Sub-Advisors' controlling persons; and

- verification of CSIM's and the Sub-Advisors' insurance coverage with regards to the services provided to the funds.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreements for an additional one year period. In making such approvals, the trustees considered the best interests of each Fund separately. In each instance, the Board's approval of the Agreements was based on consideration and evaluation of the information and material provided to the Board and a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreements, including the resources of CSIM and its affiliates, and the Sub-Advisors, dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds and other types of accounts;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to the funds, including both direct and indirect

benefits accruing to CSIM and its affiliates, as well as the profitability of the Sub-Advisors; and

5. the extent to which economies of scale would be realized as the funds grow, and whether fee levels in the Agreements reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, performance history across various products, and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. The Board also considered the nature, extent and quality of the sub-advisory services provided by the Sub-Advisors to the funds and the resources each dedicates to the funds. In this regard, the trustees evaluated, among other things, each Sub-Advisor's personnel, experience and compliance program. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM and the Sub-Advisors to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreements.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreements. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund and whether, irrespective of relative performance, each Sub-Advisor's absolute performance was consistent with expectations for such Sub-Advisor's unique investment methodology. Following such evaluation, the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreements.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreements, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM and the Sub-Advisors to other similarly managed mutual funds, pooled vehicles and other types of accounts, such as separate accounts and wrap accounts. However, the trustees accorded less weight to the comparisons to pooled vehicles and other types of accounts due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of investment vehicles. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreements.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM and the Sub-Advisors from their relationship with the funds, such as whether, by virtue of their management of the funds, CSIM or any Sub-Advisor obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreements and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and the Sub-Advisors and their respective affiliates. The Board also considered the profitability of the Sub-Advisors with respect to the sub-advisory services they provide to the funds, although, when doing so, the Board took into account the fact that the Sub-Advisors are compensated by CSIM, and not by the funds directly, and such compensation with respect to any Sub-Advisor reflects an arms-length negotiation between the Sub-Advisor and CSIM. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM and the Sub-Advisors is reasonable and supported renewal of the Agreements.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreements and concluded that the compensation under the Agreements is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

At a meeting of the Board of Trustees held on November 16, 2004, CSIM recommended and the Board of Trustees, including a majority of the Independent Trustees, approved a new investment sub-advisory agreement between CSIM and Gardner Lewis Asset Management, L.P. relating to the Laudus U.S. MarketMasters Fund and Laudus Balanced MarketMasters Fund. This new sub-advisory agreement was effective December 27, 2004, and, because the agreement has an initial term of two years, it was not necessary for the Board to renew the agreement at the May 24, 2005 Board meeting. Accordingly, the sub-advisory agreement between Gardner Lewis Asset Management, L.P. and CSIM is excluded from the considerations, evaluations and conclusions set forth above.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Life Insurance Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[2] *Until 2001:* Stanford University, Special Advisor to the President. *From 1996-2001:* Stanford University, Vice President of Business Affairs, Chief Financial Officer.
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising San Francisco. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
William A. Hasler 1941	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services Enterprise, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (6/01 to 8/02); Chief Investment Officer, Fixed, American Century Companies, Inc. (1/97 to 6/01).

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1.800.435.4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com/marketmasters

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1.800.435.4000,** day or night (for TDD service, call **1.800.345.2550**).

TeleBroker®
Use our automated touch-tone phone service at **1.800.272.4922.**

Mail
Write to Laudus MarketMasters Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/marketmasters, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1.800.435.4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Laudus Funds™

Laudus MarketMasters Funds™
Laudus U.S. MarketMasters Fund™
Laudus Balanced MarketMasters Fund™
Laudus Small-Cap MarketMasters Fund™
Laudus International MarketMasters Fund™

Laudus Rosenberg U.S. Equity Funds
Laudus Rosenberg U.S. Large Capitalization Fund
Laudus Rosenberg U.S. Large Capitalization Growth Fund
Laudus Rosenberg U.S. Discovery Fund
Laudus Rosenberg U.S. Small Capitalization Growth Fund

Laudus Rosenberg Equity Funds
Laudus Rosenberg International Equity Fund
Laudus Rosenberg International Small Capitalization Fund
Laudus Rosenberg European Fund

Laudus Rosenberg Long/Short Funds
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund
Laudus Rosenberg Global Long/Short Equity Fund
Laudus Rosenberg Value Long/Short Equity Fund

The Laudus Funds includes the Laudus Rosenberg Funds, which are part of the Laudus Trust and distributed by Laudus Distributor, Inc.; and the Laudus MarketMasters Funds, which are part of the Schwab Capital Trust, and distributed by Charles Schwab & Co., Inc.



For More Information about the Funds:

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA
94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Laudus MarketMasters Funds™
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Schwab Target Funds

Annual Report
October 31, 2005

Schwab Target 2010 Fund

Schwab Target 2020 Fund

Schwab Target 2030 Fund

Schwab Target 2040 Fund

Schwab Retirement Income Fund

charles SCHWAB

A suite of five mutual funds to help keep your retirement investments properly allocated over your lifetime.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Small-cap funds are subject to greater volatility than those in other asset categories.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have now grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. I'm especially pleased to highlight the strong performance of the Schwab Small-Cap Equity Fund which ranked in the top 2% of its category for the one-year period ended October 31, 2005.[1]

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

---

[1] Source: Lipper Small Cap Core Funds. For the one-year period, rankings were: Select Shares #11 and Investor Shares #12 out of 604 funds. Numbers assume reinvestment of dividends and capital gains over each time period. Lipper, Inc. rankings are based on average total returns not including sales charges.

Management's Discussion for the year ended October 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the first annual report for the Schwab Target Funds. The Schwab Target Funds commenced operations on July 1, 2005 and as of the close of the report period, have grown to over $100 million in assets.

The Schwab Target Funds are part of our suite of asset allocation funds. Research has shown that asset allocation can be the most important factor in determining overall portfolio performance—more important than which securities you choose or when you decide to buy and sell them. Asset allocation funds, such as the Schwab Target Funds, offer investors a convenient way to manage their entire portfolio in one investment. What's more, with a single investment in a Schwab Target Fund, you can avoid a common investment mistake, failing to adjust your portfolio over time.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. During this report period, we added to our suite of actively managed funds with the launch of the Schwab Large-Cap Growth Fund, which commenced operations on October 3, 2005. This fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion and is actively managed by a team of investment professionals that understands how a disciplined investment strategy can help achieve competitive returns.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

2   Schwab Target Funds



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Kimon Daifotis, CFA, senior vice president and chief investment officer, fixed-income, of the investment adviser, is responsible for the overall management of the bond and cash portions of the funds. Prior to joining the firm in September 1997, he worked for more than 20 years in research and asset management.

The Investment Environment and the Funds

Despite a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit all-time highs and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the Fed Funds Target eight consecutive times in the one-year report period. The moves had a limited impact on overall economic growth, due primarily to the record-low level of interest rates from which the increases began.

Despite concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.6%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past few months was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructure in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September. However, a quick action by the federal government to release Strategic Petroleum Reserves and soften oil demand led to a subsequent decline off that peak. While the full economic effect of the hurricanes was unknown at the end of the report period, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in the area.

Another significant event that occurred during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he has not yet been confirmed into office, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for day-to-day co-management of the funds. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks held up well. The S&P 500 Index[1] posted gains of 8.72% for the one-year period ending on October 31, 2005 while the Russell 2000 Index also displayed a positive return of 12.08%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 18.09% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 1.13%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we were in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Asset Class Performance Comparison % returns for the one-year the report period ending October 31, 2005

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 8.72% **S&P 500® Index:** measures U.S. large-cap stocks
- 12.08% **Russell 2000® Index:** measures U.S. small-cap stocks
- 18.09% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 1.13% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 2.69% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the period from inception (7/1/05) through 10/31/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Target 2010 Fund[1]   2.40%
Benchmark **1.69%**
Fund Category **1.37%**

Performance Details . . . . pages 7

Schwab Target 2020 Fund[1]   2.80%
Benchmark **2.03%**
Fund Category **1.37%**

Performance Details . . . . pages 9

Schwab Target 2030 Fund[1]   3.10%
Benchmark **2.33%**
Fund Category **2.15%**

Performance Details . . . . . . pages 11

Schwab Target 2040 Fund[1]   3.60%
Benchmark **2.68%**
Fund Category **2.15%**

Performance Details . . . . . . pages 13

**Schwab Retirement
Income Fund[1]** **0.16%**
Benchmark **0.28%**
Fund Category **0.23%**

Performance Details . . . . . . pages 15

The Schwab Target Funds all share the same investment approach: each seeks to achieve its objective of capturing market returns by investing in a combination of other Schwab Funds and Laudus Funds. The underlying funds include a combination of equity, fixed income, and money market mutual funds to meet their various target asset allocations and investment styles. Furthermore, each of the four dated funds is rebalanced from a more aggressive to a more conservative style as it approaches its target retirement year, helping keep your investment properly allocated over your lifetime.

The Schwab Target Funds produced strong results for their first reporting period with four funds beating their respective benchmarks and fund categories. All total returns are for the period since the funds' inception date (July 3, 2005) through October 31, 2005 and are not annualized.

Performance of the Schwab Target Funds will reflect a blend of the results of their underlying funds. As shown on the next page, each fund has its own distinct target portfolio allocation and is designed to accommodate different investment goals and risk tolerances. Bear in mind that these are intended asset allocations, but due to the funds moving closer to their target retirement years and fluctuating market conditions, these allocations will vary over time. The portfolios of the funds with an earlier target retirement date are more heavily allocated to fixed income, ultra-short fixed income and money market funds and represent a more conservative principle of investing.

The Schwab Retirement Income Fund is designed for investors currently in retirement, and as such, has a majority of its portfolio invested in fixed income, ultra-short fixed income and money market funds. The fund is intended to provide monthly income with equity growth potential. Since the fund invests up to 75% of its assets in fixed income, its return was impacted by the bond markets' sluggish performance during the report period. The Schwab Retirement Fund returned 0.16%, tracking its respective benchmark for the period.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[1] Total return is for 7/1/05 – 10/31/05. Performance results less than one year are not annualized.

Of the four dated funds, the Schwab Target 2010 Fund has the shortest time horizon and as such, has the lowest percentage of its assets allocated to equities. The Schwab Target 2010 Fund returned 2.40% for the period, beating its benchmark and fund category average.

Further along the spectrum, funds with later target retirement dates take a more aggressive approach in their investment strategy by allocating a higher percentage of their assets to equity securities. The Schwab Target 2040 Fund, which is the fund with the latest retirement date, has the highest percentage of assets allocated to equities. For the report period, the Schwab Target 2040 Fund returned 3.60% for the period and outperformed its benchmark.

For this report period, the underlying investment funds that produced the best results were those with an international equity focus, namely Laudus Rosenberg International Small Capitalization Fund and Laudus MarketMasters International Fund. Funds with a domestic equity focus also fared well. The fixed income sector faced challenging market conditions during the brief report period. Despite those challenges, the Schwab Total Bond Market Fund still outperformed its respective benchmark for the period.

Target Asset Allocation[1]

Asset Class	Schwab Retirement Income Fund	Schwab Target 2010 Fund	Schwab Target 2020 Fund	Schwab Target 2030 Fund	Schwab Target 2040 Fund
Equity Securities	20%	64%	71%	78%	85%
Fixed-Income Securities	50%	34%	27%	20%	13%
Ultra-Short Fixed Income Securities	25%	1%	1%	1%	1%
Money Market Funds	5%	1%	1%	1%	1%

[1] The actual asset allocation as of the end of the report period is shown in the Performance and Fund Facts section of this book.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Target 2010 Fund

Performance as of 10/31/05

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**   Ticker Symbol: SWBRX
■ Benchmark: **Target 2010 Composite Index**
■ Fund Category: **Morningstar Moderate Allocation**



2.40%   1.69%   1.37%

Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $10,240 **Fund**
■ $10,169 **Target 2010 Composite Index**
■ $10,208 **Dow Jones Wilshire 5000 Composite Index**[SM]
☐ $9,854 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target 2010 Composite Index is derived using the following portion allocations: 48% Dow Jones Wilshire 5000 Composite Index, 16% MSCI EAFE Index, 34% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Fund Facts as of 10/31/05

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**™	32.2%
❷ **Schwab Core Equity Fund**™	23.4%
❸ **Laudus International MarketMasters Fund**™, Select Shares®	10.2%
❹ **Schwab Small-Cap Equity Fund**™, Select Shares	6.9%
❺ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	6.8%
❻ **Schwab Dividend Equity Fund**™, Select Shares	6.7%
❼ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	6.1%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	3.8%
❾ **Schwab YieldPlus Fund**®, Select Shares	1.0%
❿ **Schwab Value Advantage Money Fund**®, Institutional Shares	1.0%
Total	**98.1%**

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- 47.7% **Equity Funds—Domestic**
- 33.1% **Fixed-Income Funds**
- 16.3% **Equity Funds— International**
- 2.9% **Short-Term Investments**

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$39,248
Price/Earnings Ratio (P/E)	19.1
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Target 2020 Fund

Performance as of 10/31/05

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund** Ticker Symbol: SWCRX
■ Benchmark: **Target 2020 Composite Index**
■ Fund Category: **Morningstar Moderate Allocation**



Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $10,280 **Fund**
■ $10,203 **Target 2020 Composite Index**
■ $10,208 **Dow Jones Wilshire 5000 Composite Index**[SM]
☐ $9,854 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target 2020 Composite Index is derived using the following portion allocations: 53% Dow Jones Wilshire 5000 Composite Index, 18% MSCI EAFE Index, 27% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund™**	25.6%
❷ **Schwab Core Equity Fund™**	23.4%
❸ **Laudus International MarketMasters Fund,** Select Shares®	10.1%
❹ **Schwab Small-Cap Equity Fund™,** Select Shares	8.9%
❺ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	8.2%
❻ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	7.8%
❼ **Schwab Dividend Equity Fund™,** Select Shares	7.7%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	3.8%
❾ **Schwab Value Advantage Money Fund®,** Institutional Shares	1.0%
❿ **Schwab YieldPlus Fund®,** Select Shares	1.0%
Total	**97.5%**

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.


51.8% Equity Funds—Domestic
26.6% Fixed-Income Funds
18.4% Equity Funds—International
3.2% Short-Term Investments

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$37,658
Price/Earnings Ratio (P/E)	19.2
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Schwab Target 2030 Fund

Performance as of 10/31/05

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**   Ticker Symbol: SWDRX
■ Benchmark: **Target 2030 Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



3.10%   2.33%   2.15%

Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $10,310 **Fund**
■ $10,233 **Target 2030 Composite Index**
■ $10,208 **Dow Jones Wilshire 5000 Composite Index**[SM]
□ $9,854 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target 2030 Composite Index is derived using the following portion allocations: 59% Dow Jones Wilshire 5000 Composite Index, 19% MSCI EAFE Index, 20% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Core Equity Fund™**	25.6%
❷ **Schwab Total Bond Market Fund™**	18.5%
❸ **Laudus International MarketMasters Fund,** Select Shares®	10.9%
❹ **Schwab Small-Cap Equity Fund™,** Select Shares	9.6%
❺ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	8.5%
❻ **Schwab Dividend Equity Fund™,** Select Shares	8.4%
❼ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	6.9%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	4.7%
❾ **Schwab YieldPlus Fund®,** Select Shares	1.0%
❿ **Schwab Value Advantage Money Fund®,** Institutional Shares	0.9%
Total	**95.0%**

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$38,468
Price/Earnings Ratio (P/E)	19.1
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



57.7% Equity Funds—Domestic
19.7% Fixed-Income Funds
18.0% Equity Funds—International
4.6% Short-Term Investments

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.

[2] Please see prospectus for further detail and eligibility requirements.

Schwab Target 2040 Fund

Performance as of 10/31/05

Total Returns[1, 2, 3]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**   Ticker Symbol: SWERX
■ Benchmark: **Target 2040 Composite Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $10,360 **Fund**
■ $10,268 **Target 2040 Composite Index**
■ $10,208 **Dow Jones Wilshire 5000 Composite Index**[SM]
☐ $9,854 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target 2040 Composite Index is derived using the following portion allocations: 64% Dow Jones Wilshire 5000 Composite Index, 21% MSCI EAFE Index, 13% Lehman Brothers U.S. Aggregate Bond Index, and 2% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Core Equity Fund**™	26.8%
❷ **Laudus International MarketMasters Fund**™, Select Shares®	12.9%
❸ **Schwab Total Bond Market Fund**™	12.2%
❹ **Schwab Small-Cap Equity Fund**™, Select Shares	10.7%
❺ **Laudus Rosenberg International Small Capitalization Fund,** Institutional Shares	8.9%
❻ **Laudus Rosenberg U.S. Large Capitalization Growth Fund,** Institutional Shares	8.6%
❼ **Schwab Dividend Equity Fund**™, Select Shares	8.5%
❽ **Laudus Rosenberg U.S. Discovery Fund,** Institutional Shares	5.7%
❾ **Schwab Value Advantage Money Fund**®, Institutional Shares	0.9%
❿ **Schwab YieldPlus Fund**®, Select Shares	0.9%
Total	**96.1%**

Statistics

Number of Holdings	10
Weighted Average Market Cap ($ x 1,000,000)	$36,775
Price/Earnings Ratio (P/E)	19.2
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- ■ 60.5% **Equity Funds—Domestic**
- ■ 21.9% **Equity Funds—International**
- ■ 13.2% **Fixed-Income Funds**
- ■ 4.4% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Schwab Retirement Income Fund

Performance as of 10/31/05

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund** Ticker Symbol: SWARX
■ Benchmark: **Target Income Composite Index**
■ Fund Category: **Morningstar Conservative Allocation**



0.16%   0.28%   0.23%

Since Inception: 7/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2, 3]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $10,016 **Fund**
■ $10,028 **Target Income Composite Index**
■ $10,208 **Dow Jones Wilshire 5000 Composite Index**[SM]
□ $9,854 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

[3] The Target Income Composite Index is derived using the following portion allocations: 15% Dow Jones Wilshire 5000 Composite Index, 5% MSCI EAFE Index, 50% Lehman Brothers U.S. Aggregate Bond Index, and 30% Lehman Brothers U.S. Treasury Bills: 1-3 Months.

Fund Facts as of 10/31/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund™**	47.6%
❷ **Schwab YieldPlus Fund®,** Select Shares®	24.2%
❸ **Schwab Dividend Equity Fund™,** Select Shares	16.4%
❹ **Schwab Value Advantage Money Fund®,** Institutional Shares	4.8%
❺ **Laudus International MarketMasters Fund™,** Select Shares	3.1%
Total	**96.1%**

Statistics

Number of Holdings	6
Weighted Average Market Cap ($ x 1,000,000)	$45,806
Price/Earnings Ratio (P/E)	16.5
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate	0%
Minimum Initial Investment[2] ($1,000 for custodial accounts)	$2,500

Asset Class Weightings % of Investments

This chart shows the fund's asset class composition as of the report date.



- 73.1% **Fixed-Income Funds**
- 16.7% **Equity Funds—Domestic**
- 7.1% **Short-Term Investments**
- 3.1% **Equity Funds— International**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for the period beginning July 1, 2005 (commencement of the funds' operations) and held through October 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 7/1/05 –10/31/05
Schwab Target 2010 Fund				
Actual Return	0.06%	$1,000	$1,024.00	$0.21
Hypothetical 5% Return	0.06%	$1,000	$1,016.64	$0.21
Schwab Target 2020 Fund				
Actual Return	0.04%	$1,000	$1,028.00	$0.15
Hypothetical 5% Return	0.04%	$1,000	$1,016.70	$0.15
Schwab Target 2030 Fund				
Actual Return	0.03%	$1,000	$1,031.00	$0.11
Hypothetical 5% Return	0.03%	$1,000	$1,016.74	$0.11
Schwab Target 2040 Fund				
Actual Return	0.01%	$1,000	$1,036.00	$0.03
Hypothetical 5% Return	0.01%	$1,000	$1,016.82	$0.03
Schwab Retirement Investment Fund				
Actual Return	0.10%	$1,000	$1,001.60	$0.35
Hypothetical 5% Return	0.10%	$1,000	$1,016.50	$0.35

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights; does not include expenses of underlying funds in which the funds invest.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 123 days of the period (from 7/1/05, commencement of operations through 10/31/05), and divided by 365 days of the fiscal year.

Schwab Target 2010 Fund

Financial Statements

Financial Highlights

	7/1/05[1]–10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.04
Net realized and unrealized gains	0.20
Total income from investment operations	0.24
Net asset value at end of period	10.24
Total return (%)	2.40[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses[3]	0.06[4]
Gross operating expenses[3]	0.37[4]
Net investment income	1.51[4]
Portfolio turnover rate	–
Net assets, end of period ($ x 1,000,000)	32

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.1% Other Investment Companies	30,791	31,146
1.9% Short-Term Investment	613	613
100.0% Total Investments	31,404	31,759
0.0% Other Assets and Liabilities, Net		5
100.0% Total Net Assets		31,764

Security and Number of Shares	Value ($ x 1,000)

Other Investment Companies
98.1% of net assets

Equity Funds 64.0%

▮❸ Laudus International MarketMasters Fund, Select Shares 192,153	3,230
▮❼ Laudus Rosenberg International Small Capitalization Fund, Institutional Shares 108,079	1,945
▮❽ Laudus Rosenberg U.S. Discovery Fund, Institutional Shares 72,489	1,220

Security and Number of Shares	Value ($ x 1,000)
▮❺ Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares 252,657	2,158
▮❷ Schwab Core Equity Fund 470,052	7,432
▮❻ Schwab Dividend Equity Fund, Select Shares 166,236	2,128
▮❹ Schwab Small-Cap Equity Fund, Select Shares 139,745	2,205
	20,318

Fixed-Income Funds 33.1%

▮❶ Schwab Total Bond Market Fund 1,036,051	10,216
▮❾ Schwab YieldPlus Fund, Select Shares 31,715	306
	10,522

Money Funds 1.0%

▮❿ Schwab Value Advantage Money Fund, Institutional Shares 305,943	**306**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investment
1.9% of net assets

Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	613	**613**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$31,146
Investments, at value	613
Receivables:	
Fund shares sold	54
Prepaid expenses	+ 26
Total assets	**31,839**

Liabilities

Payables:	
Fund shares redeemed	50
Due to investment adviser	2
Accrued expenses	+ 23
Total liabilities	**75**

Net Assets

Total assets	31,839
Total liabilities	− 75
Net assets	**$31,764**

Net Assets by Source

Capital received from investors	31,273
Net investment income not yet distributed	136
Net unrealized capital gains	355

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$31,764		3,101		$10.24

Unless stated, all numbers x 1,000.

The fund paid $31,404 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$30,448
Sales/maturities	$−

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Active Equity Funds

Core Equity Fund	1.4%
Dividend Equity Fund	0.2%
Small-Cap Equity Fund	0.9%

Laudus MarketMasters Funds

International MarketMasters Fund	0.3%

Laudus Rosenberg Funds

U.S. Large Capitalization Growth Fund	8.9%
U.S. Discovery Fund	0.2%
International Small Capitalization Fund	0.2%

Schwab Bond Funds

Total Bond Market Fund	0.9%
YieldPlus Fund	Less than 0.1%

Schwab Money Funds

Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$31,404

Net unrealized gains and losses:

Gains	$617
Losses	+ (262)
	$355

Net undistributed earnings:

Ordinary income	$136
Long-term capital gains	$−

Statement of
Operations

For July 1, 2005 (commencement of operations) through October 31, 2005.
All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$138
Interest	+	4
Total investment income		**142**

Net Unrealized Gains and Losses

Net unrealized gains from affiliated underlying funds	**355**

Expenses

Trustees' fees		1
Custodian fees		2
Portfolio accounting fees		1
Professional fees		15
Registration fees		9
Shareholder reports	+	6
Total expenses		34
Expense reduction	−	28
Net expenses		**6**

For the fund's independent trustees only.

These reductions reflect a guarantee by Charles Schwab Investment Management, Inc. (CSIM) and Charles Schwab & Co., Inc. (Schwab) to limit the net operating expenses of this fund through February 28, 2007, to 0.06% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		142
Net expenses	−	6
Net investment income		**136**
Net unrealized gains	+	355
Increase in net assets from operations		**$491**

Statements of

Changes in Net Assets

For the current report period only. Because the fund commenced operations on July 1, 2005, it has no prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

		7/1/05–10/31/05
Net investment income		$136
Net unrealized gains	+	355
Increase in net assets from operations		**$491**

Transactions in Fund Shares

		7/1/05–10/31/05	
		SHARES	VALUE
Shares sold		3,174	$32,017
Shares redeemed	+	(73)	(744)
Net transactions in fund shares		**3,101**	**$31,273**

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase:

Current period	$1

Dollar amounts are net of the redemption fee proceeds.

Shares Outstanding and Net Assets

		7/1/05–10/31/05	
		SHARES	NET ASSETS
Beginning of period		–	$–
Total increase	+	3,101	31,764
End of period		**3,101**	**$31,764**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $136 at the end of the current period.

 See financial notes.

Schwab Target 2020 Fund

Financial Statements

Financial Highlights

	7/1/05[1]– 10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.04
Net realized and unrealized gains	0.24
Total income from investment operations	0.28
Net asset value at end of period	10.28
Total return (%)	2.80[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses[3]	0.04[4]
Gross operating expenses[3]	0.36[4]
Net investment income	1.29[4]
Portfolio turnover rate	–
Net assets, end of period ($ x 1,000,000)	35

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

▮ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
97.5%	Other Investment Companies	33,428	33,862
2.2%	Short-Term Investment	778	778
99.7%	Total Investments	34,206	34,640
0.3%	Other Assets and Liabilities, Net		92
100.0%	Total Net Assets		34,732

Security and Number of Shares	Value ($ x 1,000)

Other Investment Companies
97.5% of net assets

Equity Funds 69.9%

	Value ($ x 1,000)
▮❸ Laudus International MarketMasters Fund, Select Shares 209,683	3,525
▮❺ Laudus Rosenberg International Small Capitalization Fund, Institutional Shares 157,304	2,831
▮❽ Laudus Rosenberg U.S. Discovery Fund, Institutional Shares 79,287	1,334

Security and Number of Shares	Value ($ x 1,000)
▮❻ Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares 315,978	2,698
▮❷ Schwab Core Equity Fund 514,134	8,128
▮❼ Schwab Dividend Equity Fund, Select Shares 208,174	2,665
▮❹ Schwab Small-Cap Equity Fund, Select Shares 196,358	3,099
	24,280

Fixed-Income Funds 26.6%

▮❶ Schwab Total Bond Market Fund 903,615	8,910
▮❿ Schwab YieldPlus Fund, Select Shares 34,801	336
	9,246

Money Funds 1.0%

▮❾ Schwab Value Advantage Money Fund, Institutional Shares 335,710	**336**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

Short-Term Investment
2.2% of net assets

Wachovia Bank, Grand Cayman Time Deposit		
3.48%, 11/01/05	778	**778**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$33,862
Investments, at value	778
Receivables:	
Fund shares sold	102
Dividends	1
Prepaid expenses	+ 18
Total assets	**34,761**

Liabilities

Payables:	
Fund shares redeemed	3
Due to investment adviser	2
Accrued expenses	+ 24
Total liabilities	**29**

Net Assets

Total assets	34,761
Total liabilities	− 29
Net assets	**$34,732**

Net Assets by Source

Capital received from investors	34,177
Net investment income not yet distributed	121
Net unrealized capital gains	434

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$34,732		3,377		$10.28

Unless stated, all numbers x 1,000.

The fund paid $34,206 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$33,061
Sales/maturities	$−

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Active Equity Funds

Core Equity Fund	1.5%
Dividend Equity Fund	0.3%
Small-Cap Equity Fund	1.2%

Laudus MarketMasters Funds

International MarketMasters Fund	0.3%

Laudus Rosenberg Funds

U.S. Large Capitalization Growth Fund	11.1%
U.S. Discovery Fund	0.2%
International Small Capitalization Fund	0.3%

Schwab Bond Funds

Total Bond Market Fund	0.8%
YieldPlus Fund	Less than 0.1%

Schwab Money Funds

Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$34,206

Net unrealized gains and losses:

Gains	$684
Losses	+ (250)
	$434

Net undistributed earnings:

Ordinary income	$121
Long-term capital gains	$−

See financial notes.   25

Statement of
Operations

For July 1, 2005 (commencement of operations) through October 31, 2005.
All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$120
Interest	+	5
Total investment income		**125**

Net Unrealized Gains and Losses

Net unrealized gains from affiliated underlying funds	**434**

Expenses

Trustees' fees		1
Custodian fees		1
Portfolio accounting fees		1
Professional fees		16
Registration fees		7
Shareholder reports	+	7
Total expenses		33
Expense reduction	−	29
Net expenses		**4**

For the fund's independent trustees only.

These reductions reflect a guarantee by Charles Schwab Investment Management, Inc. (CSIM) and Charles Schwab & Co., Inc. (Schwab) to limit the net operating expenses of this fund through February 28, 2007, to 0.04% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		125
Net expenses	−	4
Net investment income		**121**
Net unrealized gains	+	434
Increase in net assets from operations		**$555**

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on July 1, 2005, it has no prior report period. All numbers x 1,000

Unless stated, all numbers x 1,000.

Operations

	7/1/05–10/31/05
Net investment income	$121
Net unrealized gains	+ 434
Increase in net assets from operations	**$555**

Transactions in Fund Shares

	7/1/05–10/31/05	
	SHARES	VALUE
Shares sold	3,422	$34,636
Shares redeemed	+ (45)	(459)
Net transactions in fund shares	**3,377**	**$34,177**

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase:

Current period	$1

Dollar amounts are net of the redemption fee proceeds.

Shares Outstanding and Net Assets

	7/1/05–10/31/05	
	SHARES	NET ASSETS
Beginning of period	–	$–
Total increase	+ 3,377	34,732
End of period	**3,377**	**$34,732**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $121 at the end of the current period.

Schwab Target 2030 Fund

Financial Statements

Financial Highlights

	7/1/05[1]– 10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.03
Net realized and unrealized gains	0.28
Total income from investment operations	0.31
Net asset value at end of period	10.31
Total return (%)	3.10[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses[3]	0.03[4]
Gross operating expenses[3]	0.58[4]
Net investment income	1.05[4]
Portfolio turnover rate	–
Net assets, end of period ($ x 1,000,000)	19

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain charac- teristics of the securities. With the top holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

▮ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
95.0%	Other Investment Companies	17,848	18,100
3.7%	Short-Term Investments	695	695
98.7%	Total Investments	18,543	18,795
1.3%	Other Assets and Liabilities, Net		255
100.0%	Total Net Assets		19,050

Security and Number of Shares	Value ($ x 1,000)

Other Investment Companies
95.0% of net assets

Equity Funds 74.6%

▮❸ Laudus International MarketMasters Fund, Select Shares 122,893	2,066
▮❼ Laudus Rosenberg International Small Capitalization Fund, Institutional Shares 73,339	1,320
▮❽ Laudus Rosenberg U.S. Discovery Fund, Institutional Shares 52,881	890
▮❺ Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares 189,774	1,621

Security and Number of Shares	Value ($ x 1,000)
▮❶ Schwab Core Equity Fund 308,697	4,880
▮❻ Schwab Dividend Equity Fund, Select Shares 125,094	1,601
▮❹ Schwab Small-Cap Equity Fund, Select Shares 116,367	1,836
	14,214

Fixed-Income Funds 19.5%

▮❷ Schwab Total Bond Market Fund 357,702	3,527
▮❾ Schwab YieldPlus Fund, Select Shares 18,590	180
	3,707

Money Funds 0.9%

▮❿ Schwab Value Advantage Money Fund, Institutional Shares 179,344	179

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investments
3.7% of net assets

HSBC Bank, USA Grand Cayman Time Deposit		
3.48%, 11/01/05	175	175
Wachovia Bank, Grand Cayman Time Deposit		
3.48%, 11/01/05	520	520
		695

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$18,100
Investments, at value	695
Receivables:	
Fund shares sold	262
Prepaid expenses +	17
Total assets	**19,074**

Liabilities

Payables:	
Due to investment adviser	4
Accrued expenses +	20
Total liabilities	**24**

Net Assets

Total assets	19,074
Total liabilities −	24
Net assets	**$19,050**

Net Assets by Source

Capital received from investors	18,747
Net investment income not yet distributed	51
Net unrealized capital gains	252

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$19,050		1,847		$10.31

Unless stated, all numbers x 1,000.

The fund paid $18,543 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$17,657
Sales/maturities	$−

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Active Equity Funds

Core Equity Fund	0.9%
Dividend Equity Fund	0.2%
Small-Cap Equity Fund	0.7%

Laudus MarketMasters Funds

International MarketMasters Fund	0.2%

Laudus Rosenberg Funds

U.S. Large Capitalization Growth Fund	6.7%
U.S. Discovery Fund	0.1%
International Small Capitalization Fund	0.1%

Schwab Bond Funds

Total Bond Market Fund	0.3%
YieldPlus Fund	Less than 0.1%

Schwab Money Funds

Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$18,543

Net unrealized gains and losses:

Gains	$366
Losses +	(114)
	$252

Net undistributed earnings:

Ordinary income	$51
Long-term capital gains	$−

Statement of
Operations

For July 1, 2005 (commencement of operations) through October 31, 2005.
All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$49
Interest	+	3
Total investment income		**52**

Net Unrealized Gains and Losses

Net unrealized gains from affiliated underlying funds	**252**

Expenses

Trustees' fees		1
Custodian fees		1
Portfolio accounting fees		1
Professional fees		15
Registration fees		6
Shareholder reports	+	4
Total expenses		28
Expense reduction	−	27
Net expenses		**1**

For the fund's independent trustees only.

These reductions reflect a guarantee by Charles Schwab Investment Management, Inc. (CSIM) and Charles Schwab & Co., Inc. (Schwab) to limit the net operating expenses of this fund through February 28, 2007, to 0.03% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		52
Net expenses	−	1
Net investment income		**51**
Net unrealized gains	+	252
Increase in net assets from operations		**$303**

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on
July 1, 2005, it has no prior period. All numbers x 1,000

Unless stated, all numbers x 1,000.

Operations

	7/1/05—10/31/05
Net investment income	$51
Net unrealized gains	+ 252
Increase in net assets from operations	**$303**

Transactions in Fund Shares

	7/1/05—10/31/05	
	SHARES	VALUE
Shares sold	1,866	$18,936
Shares redeemed	+ (19)	(189)
Net transactions in fund shares	**1,847**	**$18,747**

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase:

Current period	$1

Dollar amounts are net of the redemption fee proceeds.

Shares Outstanding and Net Assets

	7/1/05—10/31/05	
	SHARES	NET ASSETS
Beginning of period	–	$–
Total increase	+ 1,847	19,050
End of period	**1,847**	**$19,050**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $51 at the end of the current period.

Schwab Target 2040 Fund

Financial Statements

Financial Highlights

	7/1/05[1]–10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.02
Net realized and unrealized gains	0.34
Total income from investment operations	0.36
Net asset value at end of period	10.36
Total return (%)	3.60[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses[3]	0.01[4]
Gross operating expenses[3]	1.10[4]
Net investment income	0.80[4]
Portfolio turnover rate	–
Net assets, end of period ($ x 1,000,000)	9

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top holdings, the number in the circle is the security's rank among the top ten.

- ➊ Top ten holding
- ▮ Issuer is affiliated with the fund's adviser

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
96.1%	**Other Investment Companies**	8,535	8,659
3.5%	**Short-Term Investments**	314	314
99.6%	**Total Investments**	**8,849**	**8,973**
0.4%	**Other Assets and Liabilities, Net**		40
100.0%	**Total Net Assets**		**9,013**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 96.1% of net assets	
Equity Funds 82.0%	
▮➋ Laudus International MarketMasters Fund, Select Shares 68,885	1,158
▮➎ Laudus Rosenberg International Small Capitalization Fund, Institutional Shares 44,743	805
▮➑ Laudus Rosenberg U.S. Discovery Fund, Institutional Shares 30,297	510
▮➏ Laudus Rosenberg U.S. Large Capitalization Growth Fund, Institutional Shares 90,587	774
▮➊ Schwab Core Equity Fund 152,873	2,417
▮➐ Schwab Dividend Equity Fund, Select Shares 59,857	766
▮➍ Schwab Small-Cap Equity Fund, Select Shares 60,984	962
	7,392
Fixed-Income Funds 13.1%	
▮➌ Schwab Total Bond Market Fund 111,468	1,099
▮➓ Schwab YieldPlus Fund, Select Shares 8,644	84
	1,183
Money Funds 1.0%	
▮➒ Schwab Value Advantage Money Fund, Institutional Shares 83,391	**84**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 3.5% of net assets		
Brown Brothers Harriman, Grand Cayman Time Deposit 3.48%, 11/01/05	79	79
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05	235	235
		314

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$8,659
Investments, at value	314
Receivables:	
Fund shares sold	60
Prepaid expenses +	7
Total assets	**9,040**

Liabilities

Payables:	
Fund shares redeemed	2
Due to investment adviser	6
Accrued expenses +	19
Total liabilities	**27**

Net Assets

Total assets	9,040
Total liabilities −	27
Net assets	**$9,013**

Net Assets by Source

Capital received from investors	8,872
Net investment income not yet distributed	17
Net unrealized capital gains	124

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$9,013		870		$10.36

Unless stated, all numbers x 1,000.

The fund paid $8,849 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$8,447
Sales/maturities	$−

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Active Equity Funds
Core Equity Fund	0.4%
Dividend Equity Fund	0.1%
Small-Cap Equity Fund	0.4%

Laudus MarketMasters Funds
International MarketMasters Fund	0.1%

Laudus Rosenberg Funds
U.S. Large Capitalization Growth Fund	3.2%
U.S. Discovery Fund	0.1%
International Small Capitalization Fund	0.1%

Schwab Bond Funds
Total Bond Market Fund	0.1%
YieldPlus Fund	Less than 0.1%

Schwab Money Funds
Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$8,849

Net unrealized gains and losses:
Gains	$176
Losses +	(52)
	$124

Net undistributed earnings:
Ordinary income	$17
Long-term capital gains	$−

Statement of
Operations

For July 1, 2005 (commencement of operations) through October 31, 2005.
All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$15
Interest	+	2
Total investment income		**17**

Net Unrealized Gains and Losses

Net unrealized gains from affiliated underlying funds	**124**

Expenses

Trustees' fees		1
Custodian fees		1
Professional fees		16
Registration fees		3
Shareholder reports	+	2
Total expenses		23
Expense reduction	−	23
Net expenses		**−***

For the fund's independent trustees only.

These reductions reflect a guarantee by Charles Schwab Investment Management, Inc. (CSIM) and Charles Schwab & Co., Inc. (Schwab) to limit the net operating expenses of this fund through February 28, 2007, to 0.01% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		17
Net expenses	−	−*
Net investment income		**17**
Net unrealized gains	+	124
Increase in net assets from operations		**$141**

*Amount is less than $1.

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on
July 1, 2005, it has no prior report period. All numbers x 1,000

Unless stated, all numbers x 1,000.

Operations

	7/1/05–10/31/05
Net investment income	$17
Net unrealized gains	+ 124
Increase in net assets from operations	**$141**

Transactions in Fund Shares

	7/1/05–10/31/05	
	SHARES	VALUE
Shares sold	894	$9,127
Shares redeemed	+ (24)	(255)
Net transactions in fund shares	**870**	**$8,872**

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase:

Current period $–

Dollar amounts are net of the redemption fee proceeds.

Shares Outstanding and Net Assets

	7/1/05–10/31/05	
	SHARES	NET ASSETS
Beginning of period	—	$–
Total increase	+ 870	9,013
End of period	**870**	**$9,013**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $17 at the end of the current period.

Schwab Retirement Income Fund

Financial Statements

Financial Highlights

	7/1/05[1]–10/31/05
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment income	0.11
Net realized and unrealized losses	(0.09)
Total income or loss from investment operations	0.02
Less distributions:	
Dividends from net investment income	(0.12)
Net asset value at end of period	9.90
Total return (%)	0.16[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses[3]	0.10[4]
Gross operating expenses[3]	0.64[4]
Net investment income	3.40[4]
Portfolio turnover rate	–
Net assets, end of period ($ x 1,000,000)	14

[1] Commencement of operations.

[2] Not annualized.

[3] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[4] Annualized.

Portfolio Holdings as of October 31, 2005

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top holdings, the number in the circle is the security's rank among the top holdings.

❶ Top holding

▮ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
96.1%	Other Investment Companies	13,531	13,414
2.1%	Short-Term Investment	287	287
98.2%	Total Investments	13,818	13,701
1.8%	Other Assets and Liabilities, Net		256
100.0%	Total Net Assets		13,957

Security and Number of Shares	Value ($ x 1,000)

Other Investment Companies
96.1% of net assets

Equity Funds 19.4%

▮❺	Laudus International MarketMasters Fund, Select Shares 25,405	427
▮❸	Schwab Dividend Equity Fund, Select Shares 178,570	2,286
		2,713

Security and Number of Shares	Value ($ x 1,000)

Fixed-Income Funds 71.8%

▮❶	Schwab Total Bond Market Fund 673,773	6,643
▮❷	Schwab YieldPlus Fund, Select Shares 350,074	3,382
		10,025

Money Funds 4.9%

▮❹	Schwab Value Advantage Money Fund, Institutional Shares 675,449	**676**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

Short-Term Investment
2.1% of net assets

Wachovia Bank, Grand Cayman Time Deposit		
3.48%, 11/01/05	287	**287**

End of investments.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments in affiliated underlying funds, at value	$13,414
Investments, at value	287
Receivables:	
Fund shares sold	282
Dividends	1
Prepaid expenses	+ 12
Total assets	**13,996**

Liabilities

Payables:	
Dividends to shareholders	14
Due to investment adviser	7
Accrued expenses	+ 18
Total liabilities	**39**

Net Assets

Total assets	13,996
Total liabilities	– 39
Net assets	**$13,957**

Net Assets by Source

Capital received from investors	14,074
Net unrealized capital losses	(117)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$13,957		1,410		$9.90

Unless stated, all numbers x 1,000.

The fund paid $13,818 for these securities.

Not counting short-term obligations and government securities, the fund's investment transactions during the period were:

Purchases	$12,823
Sales/maturities	$–

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Active Equity Funds	
Dividend Equity Fund	0.2%
Laudus MarketMasters Funds	
International MarketMasters Fund	Less than 0.1%
Schwab Bond Funds	
Total Bond Market Fund	0.6%
YieldPlus Fund	0.1%
Schwab Money Funds	
Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost	$13,818
Net unrealized gains and losses:	
Gains	$34
Losses	+ (151)
	($117)
Net undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$–
Reclassifications:	
Net investment income not yet distributed	$14
Reclassified as:	
Capital received from investors	($14)

 See financial notes.

Statement of
Operations

For July 1, 2005 (commencement of operations) through October 31, 2005.
All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends received from affiliated underlying funds		$126
Interest	+	2
Total investment income		**128**

Net Unrealized Gains and Losses

Net unrealized losses from affiliated underlying funds	**(117)**

Expenses

Trustees' fees		1
Custodian fees		1
Portfolio accounting fees		1
Professional fees		15
Registration fees		3
Shareholder reports	+	2
Total expenses		23
Expense reduction	−	19
Net expenses		**4**

For the fund's independent trustees only.

These reductions reflect a guarantee by Charles Schwab Investment Management, Inc. (CSIM) and Charles Schwab & Co., Inc. (Schwab) to limit the net operating expenses of this fund through February 28, 2007, to 0.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		128
Net expenses	−	4
Net investment income		**124**
Net unrealized losses	+	(117)
Increase in net assets from operations		**$7**

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on
July 1, 2005, it has no prior report period. All numbers x 1,000

Operations

	7/1/05—10/31/05
Net investment income	$124
Net unrealized losses	+ (117)
Increase in net assets from operations	**$7**

Distributions Paid

Dividends from net investment income	**$138**

Transactions in Fund Shares

	7/1/05—10/31/05	
	SHARES	VALUE
Shares sold	1,508	$15,066
Shares reinvested	10	99
Shares redeemed	+ (108)	(1,077)
Net transactions in fund shares	**1,410**	**$14,088**

Shares Outstanding and Net Assets

	7/1/05—10/31/05	
	SHARES	NET ASSETS
Beginning of period	–	$–
Total increase	+ 1,410	13,957
End of period	**1,410**	**$13,957**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 0% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $8 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

Current period
Ordinary income	$138

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There was no distributable net investment income at the end of the current period.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here. For more information about the underlying funds operations and policies, please refer to those funds' semiannual and annual reports.

The funds pay dividends from net investment income and make distributions from net capital gains once a year, except for the Retirement Income Fund, which makes income distributions monthly.

The underlying funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds and underlying funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services. The funds are not charged such fees directly. These fees are included in the net asset value of the underlying funds.

CSIM and Schwab have made agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Index Fund
Schwab Institutional Select S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Large-Cap Growth Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 10/31/05 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted average Interest Rate* (%)
Schwab Target 2010 Fund	—	133	3.68
Schwab Target 2020 Fund	—	111	3.68
Schwab Target 2030 Fund	—	67	3.66
Schwab Target 2040 Fund	—	47	3.92
Schwab Retirement Income Fund	—	16	3.90

*Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds and underlying funds use in preparing their financial statements.

The funds value their investments in underlying funds every business day:

- **Underlying funds:** Valued at their respective net asset values as determined by those funds, in accordance with the Investment Company Act of 1940 for a given day.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities and underlying funds are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Target 2010 Fund, Schwab Target 2020 Fund, Schwab Target 2030 Fund, Schwab Target 2040 Fund, and Schwab Retirement Income Fund (five of the portfolios constituting Schwab Capital Trust, hereafter referred to as the "Funds") at October 31, 2005, the results of each of their operations, the changes in each of their net assets and the financial highlights for the period July 1, 2005 (commencement of operations) through October 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
December 16, 2005

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Capital Trust (the "Trust") and CSIM (the "Agreement") with respect to existing funds in the Trust operating as of December 31 of the previous year and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

During the report period, at the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved renewal of the Agreement for an additional one year period. As new funds, the Schwab Target 2010 Fund, Schwab Target 2020 Fund, Schwab Target 2030 Fund, Schwab Target 2040 Fund and Schwab Retirement Income Fund (the "Target Funds") were not included in the Board's consideration of the renewal of the Agreement at the May 24, 2005 meeting. Rather, at the May 4, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the creation of the Target Funds and approved the amendment of the Agreement to appoint CSIM as investment adviser to the Target Funds. This approval was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services to be provided to the Target Funds under the Agreement, including the resources of CSIM and its affiliates to be dedicated to the Target Funds;

2. CSIM's investment performance with respect to other funds using related investment techniques and how it compared to that of other comparable mutual funds;

3. the Target Funds' anticipated expenses and how those expenses compared to those of other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to other funds, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale might be realized as the Target Funds grow and whether fee levels relating to the Target Funds in the Agreement reflect those economies of scale for the benefit of each Target Fund's investors.

Nature, Extent and Quality of Services. At prior meetings, the Board has extensively considered the nature, extent and quality of the services provided by CSIM to the Schwab Funds and the resources of CSIM and its affiliates dedicated to such funds. In this regard, the trustees have evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees have also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees have also considered Schwab's excellent reputation as a full service firm and its overall financial condition. At the May 4, 2005 meeting, the Board considered how these factors could apply to the Target Funds under the terms of the Agreement. Following such evaluation, the Board concluded that, within the context of its full deliberations, the nature, extent and quality of services to be provided by CSIM to the Target Funds and the resources of CSIM and its affiliates to be dedicated to the Target Funds supported approval of the Agreement with respect to the Target Funds.

Fund Performance. At prior meetings, the Board has considered performance of the existing Schwab Funds using related investment techniques in determining whether to renew the Agreements with respect to such funds. Specifically, the trustees have considered each existing fund's performance relative to its peer group and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of that review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the analysis. In evaluating the performance of each existing Schwab Funds, the trustees have considered both risk and shareholder risk expectations for such fund. At the May 4, 2005 meeting, the Board also considered how these factors could apply to the Target Funds under the terms of the Agreement. Following such evaluation, the Board concluded that, within the context of its full deliberations, the performance of the existing Schwab Funds using related investment techniques and performance of CSIM supported approval of the Agreement with respect to the Target Funds.

Fund Expenses. At the May 4, 2005 meeting, with respect to the Target Funds' expenses, the trustees considered the rate of compensation with respect to the Target Funds called for by the Agreement, and the Target Funds' net operating expense ratio in comparison to those of other comparable mutual funds. The trustees also considered information about average expense ratios of comparable mutual funds in the Target Funds' expected peer groups. Finally, the trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap for at least one year and that CSIM, through the waiver, will maintain the Target Funds' net operating expenses at competitive levels for its distribution channels. Following such evaluation, the Board concluded that, within the context of its full deliberations, the expenses of the Target Funds are reasonable and supported approval of the Agreement with respect to the Target Funds.

Profitability. With regard to profitability, at prior meetings the trustees have considered the compensation flowing to CSIM and its affiliates, directly or indirectly. The trustees have also considered any other benefits derived by CSIM from its relationship with the existing Schwab Funds, such as investment information or other research resources. In determining profitability of CSIM and its affiliates, the trustees have reviewed management's profitability analyses with the assistance of independent accountants. The trustees have considered whether the varied levels of compensation and profitability under the Agreement and other service agreements were reasonable and justified in light of the quality of all services rendered to each existing fund by CSIM and its affiliates. The Board also considered how these factors could apply to the Target Funds. However, because the Target Funds had no operating history at the time of the Board's deliberations, the Board did not reach a specific conclusion with respect to the profitability of CSIM and its affiliates under the Agreement with respect to the Target Funds.

Economies of Scale. The trustees considered the possible existence of any economies of scale and whether those will be passed along to the Target Funds' shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of the Target Funds' expenses, the trustees considered that CSIM and Schwab historically have committed, and in the future may commit, resources to minimize the effects on shareholders of diseconomies of scale during periods when the Target Funds' assets are relatively small through their expense waiver agreement. The trustees noted that such diseconomies of scale may particularly affect newer funds, such as the Target Funds, or funds with investment strategies that are currently out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded that, within the context of its full deliberations, the Target Funds should obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved amending the Agreement to reflect the addition of the Target Funds and concluded that the compensation with respect to the Target Funds under the Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Life Insurance Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[2] *Until 2001:* Stanford University, Special Advisor to the President. *From 1996-2001:* Stanford University, Vice President of Business Affairs, Chief Financial Officer.
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising San Francisco. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
William A. Hasler 1941	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services Enterprise, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (6/01 to 8/02); Chief Investment Officer, Fixed, American Century Companies, Inc. (1/97 to 6/01).

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
MFR33732